FIDELITY NATIONAL FINANCIAL, INC.

2007 Annual Report







TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(Dollars in millions, except per share amounts)

	2007	2006	2005
INCOME STATEMENT/STATEMENT OF CASH FLOWS:			Year Ended December 31,
Total Revenue	$ 5,524	$ 9,436	$ 9,655
Cash Flow from Operations	$ 342	$ 721	$ 1,317
Net Earnings	$ 130	$ 438	$ 964
Diluted Net Earnings per Share	$ 0.59	$ 2.39	$ 5.55
BALANCE SHEET:			At December 31,
Total Assets	$ 7,556	$ 7,260	$ 11,105
Cash and Investment Portfolio	$ 4,671	$ 4,798	$ 5,078
Reserve for Claim Losses	$ 1,388	$ 1,221	$ 1,114
Stockholders' Equity	$ 3,244	$ 3,474	$ 3,280


$9,655
$9,436
$5,524

'05 '06 '07

Total Revenue


$1,317
$721
$342

'05 '06 '07

Cash Flow from Operations


$964
$438
$130

'05 '06 '07

Net Earnings


$11,105
$7,260
$7,556

'05 '06 '07

Total Assets



TO OUR SHAREHOLDERS

2007 turned out to be a very challenging year for some of our businesses and yet, a positive year for others. On the challenging side, our title insurance business clearly faced the most adversity. The first half of the year presented slowing, but manageable mortgage and real estate markets. The late summer brought on the subprime and liquidity crisis and a near shutdown of the mortgage and residential real estate markets. However, we remained true to our operating strategy and continued to focus on operating metrics in our efforts to maximize the profitability of our title insurance operations. While we aspire to produce higher pre-tax margins than we did in the second half of the year, those results were admirable given the extremely challenging macroeconomic environment and FNF is still the clear leader in profitability in the title insurance industry. Despite the challenging environment, our title insurance employees continue to show themselves to be the best operators in the business.

While 2007 was a difficult environment for the title business, 2008 has started out very positively. January's 75 basis point inter-meeting Fed rate cut opened up the real possibility of a significant increase in refinance transactions. The additional 50 basis point rate cut in late January has provided even more momentum for increased refinance orders. Additionally, the increase to the conforming mortgage loan limit to $730,000 in certain markets could also have a very positive impact on order counts. In a short period of time, the outlook for the title market has improved dramatically.

Our specialty insurance businesses achieved solid results in 2007. The flood insurance operation provided a consistent stream of revenue and earnings due to the recurring nature of its business and the lack of underwriting risk for FNF as the Federal Government underwrites all flood insurance in the United States. The homeowners' business had some difficult loss situations to overcome, most notably the Southern California wildfires. Despite these loss difficulties, the homeowners' operation remained profitable throughout 2007. Home warranty revenue suffered from the severe slowdown in residential real estate, but still generated nearly 20% pre-tax margins for 2007. The entire specialty insurance operation generated greater than a 13% pre-tax margin for the full-year 2007.

Our two minority-owned investments benefited from the long-term, contractual nature of their revenue streams from outside of the mortgage and real estate industries. First, our minority-owned operating subsidiary, Sedgwick, grew to a more than $660 million annual revenue business, the largest third party administrator in the country, with revenue growth of 34%, organic revenue growth of 8%, solid EBITDA margins of approximately 15% and client retention rates greater than 98%. Additionally, Sedgwick added several new features to its business offering, including an in-house national medical bill review facility for workers' compensation medical claims, the launch of a national professional liability claims services capability for healthcare organizations with medical malpractice exposure, significant updates to proprietary claims services software and the signing of an agreement with UnitedHealth Group to develop an unprecedented program for the integrated servicing of employer-sponsored workers' compensation, disability, group medical and other employee absence programs. Sedgwick's future looks promising and we are excited about the significant value this asset can deliver for FNF shareholders in the future.

Our other minority-owned investment is Ceridian, a leading information services company in the human resource, retail and transportation markets. Ceridian is probably most well known as one of the largest payroll processing firms in the United States. We closed our minority investment in Ceridian in November and we are excited about the implementation of a four point cost reduction plan. The cost reductions include work force reductions, SG&A rationalization, technology savings and spending improvements and business process improvements. The successful execution of this cost reduction plan will lead to material margin improvement and we look forward to Ceridian capitalizing on that opportunity during 2008.

We believe that our stock offered compelling value during 2007. Our Board of Directors approved a 25 million share stock repurchase program in the spring of 2007 and we repurchased a total of 9.7 million shares during 2007 at a total cost of approximately $183 million.

Finally, we continue to pay our $0.30 quarterly dividend, most recently paying it on March 27, 2008. We have said publicly that we have the ability to pay that dividend through 2009 and we expect to maintain that $0.30 per share quarterly dividend for the foreseeable future.

2007 was a challenging year for our company, particularly in the title insurance business, but the outlook has improved significantly in the early stages of 2008. We remain excited about the long-term prospects of all our business and remain committed to our underlying goal of continually maximizing the value of all of the assets of FNF for the ultimate benefit of our shareholders.

William P. Foley, II
Chairman of the Board





We believe that focus is what makes the title insurance operations of Fidelity National Financial, Inc. the best in the United States. We are focused on providing our customers with the highest quality service through superior knowledge, expertise, underwriting, accuracy, quality, reliability and financial strength. This focus translates into the unmatched discipline with which we manage our title insurance operations. Open orders, closed orders and headcount metrics are monitored weekly and adjustments to staffing are made as often as those metrics dictate. We don't believe any other title insurance company holds their operations to such a level of operating discipline. The combination of focus and discipline makes Fidelity National Financial the most efficient and profitable title insurance company in the industry. Our operating margins have consistently exceeded those of our competitors for many years and we believe that our focus and discipline are the key elements to this unrivaled efficiency and profitability.



Financial strength is a key attribute of any specialty insurance company. Fidelity National Financial is a nationwide provider of personal insurance products, including flood, homeowners and home warranty insurance. We operate and underwrite through three main insurance subsidiaries, Fidelity National Insurance Company, Fidelity National Property and Casualty Insurance Company and Fidelity National Indemnity Insurance Company, all of which maintain an A.M. Best rating of A- (Excellent). This external verification of our financial strength is an important element in building a crucial sense of loyalty in both our current customers and potential future customers. That loyalty drives annual insurance renewals, which produces a significant recurring stream of premium revenue. The combination of underlying financial strength and customer loyalty then provides the financial means that allows us to honor insurance claims when our customers most need the protection that we can provide.







Fidelity National Financial has long held a vision of being more than just the best managed provider of title insurance in the United States. We have continually sought to acquire and make investments in other businesses that we believe will allow us to generate additional value for our shareholders. The creation of Fidelity National Information Services, Inc. and its ultimate tax-free distribution to our shareholders is a testament to those efforts. Our current investments include a 40% stake in Sedgwick CMS, Inc., a leading provider of outsourced claims management services to large corporate and public sector entities and a 33% stake in Ceridian Corporation, a leading information services company in the human resource, retail and transportation markets. The vision to be more than just a title insurance company and the ability to find businesses with significant potential have allowed us to create significant value for our shareholders for many years. We are confident in our ability to continue to do so in the future.

Form 10-K

FIDELITY NATIONAL FINANCIAL, INC.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)**

For the Fiscal Year Ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)**

Commission File No. 1-32630

Fidelity National Financial, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**16-1725106**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
601 Riverside Avenue Jacksonville, Florida 32204	**(904) 854-8100**
(Address of principal executive offices, including zip code)	*(Registrant's telephone number, including area code)*

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.0001 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of the Common Stock held by non-affiliates of the registrant as of June 30, 2007 was $4,717,663,824.

As of January 31, 2008, there were 213,158,340 shares of Common Stock outstanding.

The information in Part III hereof is incorporated herein by reference to the registrant's Proxy Statement on Schedule 14A for the fiscal year ended December 31, 2007, to be filed within 120 days after the close of the fiscal year that is the subject of this Report.

TABLE OF CONTENTS

FORM 10-K

PART I

Item 1. *Business*

We are a holding company that is a provider, through our subsidiaries, of title insurance, specialty insurance, claims management services, and information services. We are one of the nation's largest title insurance companies through our title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title, and Alamo Title — which issued approximately 27.7% of all title insurance policies issued nationally during 2006. We also provide flood insurance, personal lines insurance, and home warranty insurance through our specialty insurance subsidiaries. We are also a leading provider of outsourced claims management services to large corporate and public sector entities through our minority-owned affiliate, Sedgwick CMS Holdings ("Sedgwick") and a provider of information services in the human resources, retail, and transportation markets through another minority-owned affiliate, Ceridian Corporation ("Ceridian").

Prior to October 17, 2005, we were known as Fidelity National Title Group, Inc. ("FNT") and were a wholly-owned subsidiary of another publicly traded company, also called Fidelity National Financial, Inc. ("Old FNF"). On October 17, 2005, Old FNF distributed to its shareholders a minority interest in FNT, making it a majority-owned, publicly traded company. On October 24, 2006, Old FNF transferred certain assets to us in return for the issuance of 45,265,956 shares of our common stock to Old FNF. Old FNF then distributed to its shareholders all of its shares of our common stock, making FNT a stand alone public company (the "2006 Distribution"). On November 9, 2006, Old FNF was then merged with and into another of its subsidiaries, Fidelity National Information Services, Inc. ("FIS"), after which our name was changed to Fidelity National Financial, Inc. ("we," "FNF" or the "Company"). On November 10, 2006, our common stock began trading on the New York Stock Exchange under the trading symbol "FNF." Old FNF's chairman of the board and chief executive officer is now our chairman of the board and the executive chairman of the board of FIS. Other key members of Old FNF's senior management have also continued their involvement at both FNF and FIS in executive capacities. Under applicable accounting principles, following these transactions, Old FNF's historical financial statements, with the exception of equity and earnings per share, became our historical financial statements, including the results of FIS through the date of our spin-off from Old FNF. For periods prior to October 24, 2006 our equity has been derived from FNT's historical equity and our historical basic and diluted earnings per share have been calculated using FNT's basic and diluted weighted average shares outstanding.

FNF currently has three reporting segments as follows:

- *Fidelity National Title Group.* This segment consists of the operation of FNF's title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title-related services including collection and trust activities, trustee's sales guarantees, recordings and reconveyances.

- *Specialty Insurance.* The specialty insurance segment consists of certain subsidiaries that issue flood, home warranty, homeowners, automobile and other personal lines insurance policies.

- *Corporate and Other.* The corporate and other segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, the operations of Fidelity National Real Estate Solutions, Inc. ("FNRES"), other smaller operations, and the Company's share in the operations of certain equity investments, including Sedgwick, Ceridian, and Remy International, Inc. ("Remy").

Through October 23, 2006, the Company's results also included the operations of FIS as a separate segment. This segment provided transaction processing services, consisting principally of technology solutions for banks and other financial institutions, credit and debit card services and check risk management and related services for retailers and others. This segment also provided lender processing services, consisting principally of technology solutions for mortgage lenders, selected mortgage origination services, title agency and closing services, default management and mortgage information services. FIS's credit and debit card services and check risk management services were added through its merger with Certegy Inc. ("Certegy"). This merger closed in February 2006 and these businesses are not included in the financial information in this report for periods prior to February 1, 2006.

Strategy

Fidelity National Title Group

Our strategy in the title insurance business is to maximize operating profits by increasing our market share and managing operating expenses throughout the real estate business cycle. To accomplish our goals, we intend to:

- *Continue to operate each of our five title brands independently.* We believe that in order to maintain and strengthen our title insurance customer base, we must leave the Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title brands intact and operate these brands independently. In most of our largest markets, we operate two, and in a few cases three, brands. This approach allows us to continue to attract customers who identify with one brand over another and allows us to utilize a broader base of local agents and local operations than we would have with a single consolidated brand.

- *Consistently deliver superior customer service.* We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers. Our ability to provide superior customer service and provide consistent product delivery requires continued focus on providing high quality service and products at competitive prices. Our goal is to continue to improve the experience of our customers in all aspects of our business.

- *Manage our operations successfully through business cycles.* We operate in a cyclical business and our ability to diversify our revenue base within our core title insurance business and manage the duration of our investments may allow us to better operate in this cyclical business. Maintaining a broad geographic revenue base, utilizing both direct and independent agency operations and pursuing both residential and commercial title insurance business help diversify our title insurance revenues. Maintaining shorter durations on our investment portfolio allows us to mitigate our interest rate risk and, in a rising interest rate environment, to increase our investment revenue, which may offset some of the decline in premiums and service revenues we would expect in such an environment. For a more detailed discussion of our investment strategies, see "— Investment Policies and Investment Portfolio."

- *Continue to improve our products and technology.* As a national provider of real estate transaction products and services, we participate in an industry that is subject to significant change, frequent new product and service introductions and evolving industry standards. We believe that our future success will depend in part on our ability to anticipate industry changes and offer products and services that meet evolving industry standards. In connection with our service offerings, we are continuing to deploy new information system technologies to our direct and agency operations. We expect to improve the process of ordering title and escrow services and improve the delivery of our products to our customers.

- *Maintain values supporting our strategy.* We believe that our continued focus on and support of our long-established corporate culture will reinforce and support our business strategy. Our goal is to foster and support a corporate culture where our agents and employees seek to operate independently and profitably at the local level while forming close customer relationships by meeting customer needs and improving customer service. Utilizing a relatively flat managerial structure and providing our employees with a sense of individual ownership supports this goal.

- *Effectively manage costs based on economic factors.* We believe that our focus on our operating margins is essential to our continued success in the title insurance business. Regardless of the business cycle in which we may be operating, we seek to continue to evaluate and manage our cost structure and make appropriate adjustments where economic conditions dictate. This continual focus on our cost structure helps us to better maintain our operating margins.

Specialty Insurance

Our strategy in the specialty insurance business is to provide an efficient and effective delivery mechanism for property insurance policies placed directly and through independent agents. We are positioned to be a low expense provider, while continuing to strictly adhere to pricing and underwriting disciplines to maintain our underwriting profitability.

- We offer coverage under the U.S. National Flood Insurance Program ("NFIP") through two of our property and casualty companies. Fidelity National Property and Casualty Insurance Company provides flood insurance in all 50 states. Fidelity National Insurance Company provides flood insurance in 34 states and is seeking to expand into additional states. We are the largest provider of NFIP flood insurance in the U.S. through our independent agent network.
- We provide an efficient methodology for obtaining insurance on newly acquired homes, whether new construction or upon resale. We have an easy to use fully integrated website, which our agents use as a completely paperless and fully automated quoting and policy delivery system. This system is in use for all of our property products, including flood insurance.
- Our underwriting practice is conservative. Catastrophe exposure is closely managed on a real time basis. We also buy reinsurance to assist in maintaining our profitability and growing our surplus.

Possible Acquisitions, Dispositions, Minority Owned Operating Subsidiaries and Financings

With assistance from our advisors, on an ongoing basis we actively evaluate possible strategic transactions, such as acquisitions and dispositions of business units and operating assets and business combination transactions, as well as possible alternative means of financing the growth and operations of our business units or raising funds for other purposes. In the current economic environment, we may seek to sell certain investments or other assets to increase our liquidity. Further, our management has stated that we may make acquisitions in lines of business that are not directly tied to or synergistic with our core operating segments. There can be no assurance, however, that any suitable opportunities will arise or that any particular transaction will be completed.

Acquisitions

Strategic acquisitions have been an important part of our growth strategy. We made a number of acquisitions over the past three years to strengthen and expand our service offerings and customer base in our various businesses, to expand into other businesses or where we otherwise saw value.

Acquisition of Equity Interest in Ceridian. On November 9, 2007, we and Thomas H. Lee Partners, L.P. ("THL"), along with certain co-investors, completed the acquisition of Ceridian for $36 in cash per share of common stock, or approximately $5.3 billion. We contributed approximately $527 million of the total $1.6 billion equity funding for the acquisition of Ceridian, resulting in a 33% ownership interest by us, which we will account for using the equity method of accounting for financial statement purposes. Ceridian is an information services company servicing the human resources, transportation, and retail industries. Specifically, Ceridian offers a range of human resources outsourcing solutions and is a payment processor and issuer of credit, debit, and stored-value cards.

Property Insight, LLC. On August 31, 2007, we completed the acquisition of Property Insight, LLC ("Property Insight"), a former FIS subsidiary, from FIS for $95 million in cash. Property Insight is a leading provider of title plant services for us, as well as various national and regional underwriters. Property Insight primarily manages, maintains, and updates the title plants that are owned by us. Additionally, Property Insight manages potential title plant construction activities for us.

ATM Holdings, Inc. On August 13, 2007, we completed the acquisition of ATM Holdings, Inc. ("ATM"), a provider of nationwide mortgage vendor management services to the loan origination industry, for $100 million in cash. ATM's primary subsidiary is a licensed title insurance agency which provides centralized valuation and appraisal services, as well as title and closing services, to residential mortgage originators, banks and institutional mortgage lenders throughout the United States.

Equity Interest in Remy. The Company held an investment in Remy's Senior Subordinated Notes (the "Notes") with a total fair value of $139.9 million until December 6, 2007, at which time Remy implemented a pre-packaged plan of bankruptcy under Chapter 11 of the Bankruptcy Code. Pursuant to the plan of bankruptcy, the Notes were converted into 4,935,065 shares of Remy common stock and rights to buy 19,909 shares of Remy Series B preferred stock. Upon execution of the plan of bankruptcy, the Company purchased all 19,909 shares of the preferred stock for $1,000 per share, or a total of $19.9 million, and then sold 1,000 of those shares to William P. Foley, II, the Company's chairman of the board, for $1,000 per share, or a total of $1.0 million. The Company now holds a 47% ownership interest in Remy, made up of 4,935,065 shares of Remy common stock with a cost basis of $64.3 million and 18,909 shares of purchased Remy Series B preferred stock with a cost basis of $19.5 million. We will account for our investment in Remy using the equity method. As a result of the exchange of the Notes for the shares of common and preferred stock, the Company reversed the unrealized gain of $75.0 million that had previously been recorded in accumulated other comprehensive earnings in relation to the Notes. Remy, headquartered in Anderson, Indiana, is a leading manufacturer, remanufacturer and distributor of Delco Remy brand heavy-duty systems and Remy brand starters and alternators, locomotive products and hybrid power technology.

Cascade Timberlands LLC. During 2006, we purchased equity interests in Cascade Timberlands LLC ("Cascade Timberlands") totaling 71% of Cascade Timberlands. As of December 31, 2007, we owned approximately 70% of the outstanding interests of Cascade Timberlands which was purchased for $88.5 million. The primary assets of Cascade Timberlands are approximately 293,000 acres of productive timberlands located on the eastern side of the Cascade mountain range extending from Bend, Oregon south on State Highway 20 toward the California border. Cascade Timberlands was created by the secured creditors of Crown Pacific LP upon the conclusion of the bankruptcy case of Crown Pacific LP in December 2004.

Acquisition of Equity Interest in Sedgwick. On January 31, 2006, we, along with our equity partners, THL and Evercore Capital Partners, completed the acquisition of Sedgwick, which resulted in FNF obtaining a 40% interest in Sedgwick for approximately $126 million. In September 2006, we invested an additional $6.8 million in Sedgwick, maintaining our 40% ownership interest. Sedgwick, headquartered in Memphis, Tennessee, is a leading provider of outsourced insurance claims management services to large corporate and public sector entities.

Service Link L.P. On August 1, 2005, we acquired Service Link, L.P. ("Service Link"), a national provider of centralized mortgage and residential real estate title and closing services to major financial institutions and institutional lenders. The initial acquisition price was approximately $110 million in cash. During 2006, we paid additional contingent consideration of $57.0 million related to this purchase, based on Service Link's operations meeting certain performance measures over a 12-month period ending July 2006.

In addition to the acquisitions mentioned above, through October 23, 2006, our financial statements also include the results of the acquisitions made by FIS. For a description of these acquisitions, see note B of Notes to Consolidated Financial Statements.

Title Insurance

Market for title insurance. While we have seen declines during 2007 in the title insurance market in the United States, the market remains large and grew significantly from 1995 until 2005. Demotech Inc. ("Demotech"), an independent firm providing services to the insurance industry, publishes an annual compilation of financial information from the title insurance industry called *Demotech Performance of Title Insurance Companies*. According to this publication, total operating income for the entire U.S. title insurance industry grew from $4.8 billion in 1995 to $17.8 billion in 2005 and decreased slightly to $17.6 billion in 2006. Growth in the industry is closely tied to various macroeconomic factors, including, but not limited to, growth in the gross domestic product, inflation, interest rates and sales of and prices for new and existing homes, as well as the volume of refinancing of previously issued mortgages.

Most real estate transactions consummated in the U.S. require the use of title insurance by a lending institution before the transaction can be completed. Generally, revenues from title insurance policies are directly correlated with the value of the property underlying the title policy, and appreciation in the overall value of the real estate market helps drive growth in total industry revenues. Industry revenues are also driven by changes in interest rates, which affect demand for new mortgage loans and refinancing transactions. Both the volume and the average price of residential real estate transactions have recently experienced declines in many parts of the country, and these trends appear likely to continue. Further, interest rates have risen from record low levels in 2003, resulting in reductions in the level of mortgage refinancings and total mortgage originations through the end of 2007. Also, lending standards have tightened in the last twelve months, making it harder for some potential home buyers to obtain a mortgage.

The U.S. title insurance industry is concentrated among a handful of industry participants. According to Demotech the top five title insurance companies accounted for 92.6% of net premiums collected in 2006. Over 40 independent title insurance companies accounted for the remaining 7.4% of net premiums collected in 2006. Over the years, the title insurance industry has been consolidating, beginning with the merger of Lawyers Title Insurance and Commonwealth Land Title Insurance in 1998 to create LandAmerica Financial Group, Inc., followed by our acquisition of Chicago Title in March 2000. Consolidation has created opportunities for increased financial and operating efficiencies for the industry's largest participants and should continue to drive profitability and market share in the industry.

Title Insurance Policies. Generally, real estate buyers and mortgage lenders purchase title insurance to insure good and marketable title to real estate and priority of lien. A brief generalized description of the process of issuing a title insurance policy is as follows:

- The customer, typically a real estate salesperson or broker, escrow agent, attorney or lender, places an order for a title policy.
- Company personnel note the specifics of the title policy order and place a request with the title company or its agents for a preliminary report or commitment.
- After the relevant historical data on the property is compiled, the title officer prepares a preliminary report that documents the current status of title to the property, any exclusions, exceptions and/or limitations that the title company might include in the policy, and specific issues that need to be addressed and resolved by the parties to the transaction before the title policy will be issued.
- The preliminary report is circulated to all the parties for satisfaction of any specific issues.
- After the specific issues identified in the preliminary report are satisfied, an escrow agent closes the transaction in accordance with the instructions of the parties and the title company's conditions.
- Once the transaction is closed and all monies have been released, the title company issues a title insurance policy.

In a real estate transaction financed with a mortgage, virtually all real property mortgage lenders require their borrowers to obtain a title insurance policy at the time a mortgage loan is made. This lender's policy insures the lender against any defect affecting the priority of the mortgage in an amount equal to the outstanding balance of the related mortgage loan. An owner's policy is typically also issued, insuring the buyer against defects in title in an amount equal to the purchase price. In a refinancing transaction, only a lender's policy is generally purchased because ownership of the property has not changed. In the case of an all-cash real estate purchase, no lender's policy is issued but typically an owner's title policy is issued.

Title insurance premiums paid in connection with a title insurance policy are based on (and typically a percentage of) either the amount of the mortgage loan or the purchase price of the property insured. Applicable state insurance regulations or regulatory practices may limit the maximum, or in some cases the minimum, premium that can be charged on a policy. Title insurance premiums are due in full at the closing of the real estate transaction. The lender's policy generally terminates upon the refinancing or resale of the property.

The amount of the insured risk or "face amount" of insurance under a title insurance policy is generally equal to either the amount of the loan secured by the property or the purchase price of the property. The title insurer is also responsible for the cost of defending the insured title against covered claims. The insurer's actual exposure at any given time, however, generally is less than the total face amount of policies outstanding because the coverage of a lender's policy is reduced and eventually terminated as a result of payment of the mortgage loan. A title insurer also generally does not know when a property has been sold or refinanced except when it issues the replacement coverage. Because of these factors, the total liability of a title underwriter on outstanding policies cannot be precisely determined.

Title insurance companies typically issue title insurance policies directly through branch offices or through title agencies which are subsidiaries of the title insurance company, or indirectly through independent third party agencies unaffiliated with the title insurance company. Where the policy is issued through a branch or wholly-owned subsidiary agency operation, the title insurance company typically performs or directs the search, and the premiums collected are retained by the title company. Where the policy is issued through an independent agent, the agent generally performs the search (in some areas searches are performed by approved attorneys), examines the title, collects the premium and retains a majority of the premium. The remainder of the premium is remitted to the title insurance company as compensation, part of which is for bearing the risk of loss in the event a claim is made under the policy. The percentage of the premium retained by an agent varies from region to region and is sometimes regulated by the states. The title insurance company is obligated to pay title claims in accordance with the terms of its policies, regardless of whether the title insurance company issues policies through its direct operations or through independent agents.

Prior to issuing policies, title insurers and their agents attempt to reduce the risk of future claim losses by accurately performing searches and examinations. A title insurance company's predominant expense relates to such searches and examinations, the preparation of preliminary title reports, policies or commitments and the maintenance of title "plants," which are indexed compilations of public records, maps and other relevant historical documents. Claim losses generally result from errors made in the title search and examination process and from hidden defects such as fraud, forgery, incapacity, or missing heirs of the property.

Residential real estate business results from the construction, sale, resale and refinancing of residential properties, while commercial real estate business results from similar activities with respect to properties with a business or commercial use. Commercial real estate title insurance policies insure title to commercial real property, and generally involve higher coverage amounts and yield higher premiums. Residential real estate transaction volume is primarily affected by macroeconomic and seasonal factors while commercial real estate transaction volume is affected primarily by fluctuations in local supply and demand conditions for commercial space.

Direct and Agency Operations. We provide title insurance services through our direct operations and through independent title insurance agents who issue title policies on behalf of our title insurance companies. Our title insurance companies determine the terms and conditions upon which they will insure title to the real property according to their underwriting standards, policies and procedures.

Direct Operations. In our direct operations, the title insurer issues the title insurance policy and retains the entire premium paid in connection with the transaction. Our direct operations provide the following benefits:

- higher margins because we retain the entire premium from each transaction instead of paying a commission to an independent agent;
- continuity of service levels to a broad range of customers; and
- additional sources of income through escrow and closing services.

We have approximately 1,100 offices throughout the U.S primarily providing residential real estate title insurance. During 2007, as title insurance activity has decreased, we have closed and consolidated a number of our offices. Our commercial real estate title insurance business is operated almost exclusively through our direct operations. We maintain direct operations for our commercial title insurance business in all the major real estate markets including New York, Los Angeles, Chicago, Atlanta, Dallas, Philadelphia, Phoenix, Seattle and Houston.

Agency Operations. In our agency operations, the search and examination function is performed by an independent agent or the agent may purchase the search and examination from us. In either case, the agent is responsible to ensure that the search and examination is completed. The agent thus retains the majority of the title premium collected, with the balance remitted to the title underwriter for bearing the risk of loss in the event that a claim is made under the title insurance policy. Independent agents may select among several title underwriters based upon their relationship with the underwriter, the amount of the premium "split" offered by the underwriter, the overall terms and conditions of the agency agreement and the scope of services offered to the agent. Premium splits vary by geographic region, and in some states are fixed by insurance regulatory requirements. Our relationship with each agent is governed by an agency agreement defining how the agent issues a title insurance policy on our behalf. The agency agreement also sets forth the agent's liability to us for policy losses attributable to the agent's errors. An agency agreement is usually terminable without cause upon 30 days' notice or immediately for cause. In determining whether to engage or retain an independent agent, we consider the agent's experience, financial condition and loss history. For each agent with whom we enter into an agency agreement we maintain financial and loss experience records. We also conduct periodic audits of our agents. During 2007, we reduced the number of agents with which we transact business by over 1,000 in an effort to reduce future expenses and manage risks.

Fees and Premiums. One method of analyzing our business is to examine the level of premiums generated by direct and agency operations. The following table presents the percentages of our title insurance premiums generated by direct and agency operations (including, for periods prior to our spin-off from Old FNF, premiums earned by us and by FIS):

	Year Ended December 31,					
	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
Direct	$1,601,768	42.1%	$1,957,064	42.5%	$2,261,499	45.7%
Agency	2,198,690	57.9	2,649,136	57.5	2,683,545	54.3
Total title insurance premiums	$3,800,458	100.0%	$4,606,200	100.0%	$4,945,044	100.0%

The premium for title insurance is due in full when the real estate transaction is closed. We recognize title insurance premium revenues from direct operations upon the closing of the transaction, whereas premium revenues from agency operations include an accrual based on estimates of the volume of transactions that have closed in a particular period for which premiums have not yet been reported to us. The accrual for agency premiums is necessary because of the lag between the closing of these transactions and the reporting of these policies to us by the agent, and is based on estimates utilizing historical information.

Geographic Operations. Our direct operations are divided into approximately 220 profit centers consisting of approximately 1,100 direct offices. Each profit center processes title insurance transactions within its geographical area, which is usually identified by a county, a group of counties forming a region, or a state, depending on the management structure in that part of the country. We also transact title insurance business through a network of approximately 6,300 agents, primarily in those areas in which agents are the more prevalent title insurance provider.

The following table sets forth the approximate dollar and percentage volumes of our title insurance premium revenue by state.

	Year Ended December 31,					
	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
California	$ 625,993	16.5%	$ 810,961	17.6%	$1,035,076	20.9%
Texas	479,973	12.6	514,228	11.2	476,432	9.6
Florida	412,313	10.8	635,066	13.8	698,802	14.1
New York	305,142	8.0	360,779	7.8	401,356	8.1
Illinois	161,936	4.3	199,936	4.3	64,943	1.3
All others	1,815,101	47.8	2,085,230	45.3	2,268,435	46.0
Totals	$3,800,458	100.0%	$4,606,200	100.0%	$4,945,044	100.0%

Escrow, Title-Related and Other Fees. In addition to fees for underwriting title insurance policies, we derive a significant amount of our revenues from escrow, title-related and other services, including closing services. The escrow and other services provided by us include all of those typically required in connection with residential and commercial real estate purchase and refinance activities. Escrow, title-related and other fees represented approximately 20.5%, 11.8%, and 12.5% of our revenues in 2007, 2006, and 2005, respectively. Escrow and title-related fees are primarily generated by our direct title operations, and increases or decreases in the amount of revenue we receive from these services are closely related to increases or decreases in revenues from our direct title operations.

Reinsurance and Coinsurance. In a limited number of situations we limit our maximum loss exposure by reinsuring certain risks with other title insurers under agent fidelity, excess of loss and case-by-case reinsurance agreements. We also earn a small amount of additional income, which is reflected in our direct premiums, by assuming reinsurance for certain risks of other title insurers. Reinsurance agreements provide generally that the reinsurer is liable for loss and loss adjustment expense payments exceeding the amount retained by the ceding company. However, the ceding company remains primarily liable in the event the reinsurer does not meet its contractual obligations.

We also use coinsurance in our commercial title business to provide coverage in amounts greater than we would be willing or able to provide individually. In coinsurance transactions, each individual underwriting company issues a separate policy and assumes a portion of the overall total risk. As a coinsurer we are only liable for the portion of the risk we assume.

Specialty Insurance

We issue various insurance policies and contracts, which include the following:

- *Flood insurance.* We issue new and renewal flood insurance policies in conjunction with the NFIP. The NFIP bears all insurance risk related to these policies.
- *Home warranty.* We issue one-year, renewable contracts that protect homeowners against defects in household systems and appliances.
- *Personal lines insurance.* We offer and underwrite homeowners insurance in 47 states. Automobile insurance is currently underwritten in 27 states. We will expand into several additional states where favorable underwriting potential exists in 2008. In addition, we underwrite personal umbrella, inland marine (boat and recreational watercraft), and other personal lines niche products in selected markets.

Sales and Marketing

Our sales and marketing efforts are primarily organized around our lines of business.

Fidelity National Title Group

We market and distribute our title and escrow products and services to customers in the residential and commercial market sectors of the real estate industry through customer solicitation by sales personnel. Although in many instances the individual homeowner is the beneficiary of a title insurance policy, we do not focus our marketing efforts on the homeowner. We actively encourage our sales personnel to develop new business relationships with persons in the real estate community, such as real estate sales agents and brokers, financial institutions, independent escrow companies and title agents, real estate developers, mortgage brokers and attorneys who order title insurance policies for their clients. While our smaller, local clients remain important, large customers, such as national residential mortgage lenders, real estate investment trusts and developers have become an increasingly important part of our business. The buying criteria of locally based clients differ from those of large, geographically diverse customers in that the former tend to emphasize personal relationships and ease of transaction execution, while the latter generally place more emphasis on consistent product delivery across diverse geographical regions and ability of service providers to meet their information systems requirements for electronic product delivery.

Specialty Insurance

Specialty insurance is marketed through three distinct channels. We market our program through our in-house agency via direct mail to customers of our affiliated operations. This direct channel constituted approximately 15%, 17%, and 20% of our premium writings in 2007, 2006 and 2005, respectively. The second distribution channel is through independent agents and brokers nationwide. Approximately 79%, 75%, and 68% of our non-flood premium and the vast majority of our flood business was placed through this channel in 2007, 2006, and 2005, respectively. We currently have in excess of 17,000 independent agencies nationwide actively producing business on our behalf. The third distribution channel is through captive independent agents in California. This channel, comprised of

22 captive independent agents at the end of 2007, accounted for 6%, 8% and 12% of the non-flood premium volume in 2007, 2006 and 2005, respectively.

Patents, Trademarks and Other Intellectual Property

We rely on a combination of contractual restrictions, internal security practices, and copyright and trade secret law to establish and protect our software, technology, and expertise. Further, we have developed a number of brands that have accumulated substantial goodwill in the marketplace, and we rely on trademark law to protect our rights in that area. We intend to continue our policy of taking all measures we deem necessary to protect our copyright, trade secret, and trademark rights. These legal protections and arrangements afford only limited protection of our proprietary rights, and there is no assurance that our competitors will not independently develop or license products, services, or capabilities that are substantially equivalent or superior to ours. In general, we believe that we own most proprietary rights necessary for the conduct of our business, although we do license certain items, none of which is material, under arms-length agreements for varying terms.

Technology and Research and Development

As a national provider of real estate transaction products and services, we participate in an industry that is subject to significant change, frequent new product and service introductions and evolving industry standards. We believe that our future success will depend in part on our ability to anticipate industry changes and offer products and services that meet evolving industry standards. In connection with our service offerings, we are continuing to deploy new information system technologies to our direct and agency operations. We expect to improve the process of ordering title and escrow services and improve the delivery of our products to our customers.

Competition

Fidelity National Title Group

The title insurance industry is highly competitive, with the top five insurance companies accounting for 92.6% of net premiums collected in 2006 according to Demotech. The number and size of competing companies varies in the different geographic areas in which we conduct our business. In our principal markets, competitors include other major title underwriters such as The First American Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, as well as numerous smaller title insurance companies, underwritten title companies and independent agency operations at the regional and local level. These smaller companies may expand into other markets in which we compete. Recently, several of these smaller competitors have closed their operations as a result of the significant decrease in activity in the residential real estate market. Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include diversified financial services companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants with alternative products could affect our business operations and financial condition.

Competition in the title insurance industry is based primarily on expertise, service and price. In addition, the financial strength of the insurer has become an increasingly important factor in decisions relating to the purchase of title insurance, particularly in multi-state transactions and in situations involving real estate-related investment vehicles such as real estate investment trusts and real estate mortgage investment conduits.

The title insurance industry has also experienced periods of consolidation. We expect that, from time to time, we may evaluate opportunities for the acquisition of books of business or of title insurance companies or other complementary businesses as a going concern, for business combinations with other concerns and for the provision of insurance related advisory services to third parties. There can be no assurance, however, that any suitable business opportunity will arise.

Specialty Insurance

In our specialty insurance segment, we compete with the national, regional and local insurance carriers. Depending on geographic location, various personal lines carriers, such as State Farm, Allstate, Farmers, Travelers,

Hartford, Nationwide and numerous other companies compete for this personal lines business. In addition to price, service and convenience are competitive factors. We strive to compete primarily through providing an efficient and streamlined product delivery platform.

Regulation

Our insurance subsidiaries, including title insurers, property and casualty insurers, underwritten title companies and insurance agencies, are subject to extensive regulation under applicable state laws. Each of the insurers is subject to a holding company act in its state of domicile, which regulates, among other matters, the ability to pay dividends and enter into transactions with affiliates. The laws of most states in which we transact business establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, accounting practices, financial practices, establishing reserve and capital and surplus as regards policyholders ("capital and surplus") requirements, defining suitable investments for reserves and capital and surplus and approving rate schedules.

Since we are governed by both state and federal governments and the applicable insurance laws and regulations are constantly subject to change, it is not possible to predict the potential effects on our insurance operations, particularly our Fidelity National Title Group segment, of any laws or regulations that may become more restrictive in the future or if new restrictive laws will be enacted. See "Item 3 Legal Proceedings" for a description of certain recent regulatory developments in California.

Pursuant to statutory accounting requirements of the various states in which our title insurers are domiciled, these insurers must defer a portion of premiums earned as an unearned premium reserve for the protection of policyholders and must maintain qualified assets in an amount equal to the statutory requirements. The level of unearned premium reserve required to be maintained at any time is determined by statutory formula based upon either the age, number of policies, and dollar amount of policy liabilities underwritten, or the age and dollar amount of statutory premiums written. As of December 31, 2007, the combined statutory unearned premium reserve required and reported for our title insurers was $1,483.1 million. In addition to statutory unearned premium reserves, each of our insurers maintains surplus funds for policyholder protection and business operations.

Each of our insurance subsidiaries is regulated by the insurance regulatory authority in its respective state of domicile, as well as that of each state in which it is licensed. The insurance commissioners of their respective states of domicile are the primary regulators of our insurance subsidiaries. Each of the insurers is subject to periodic regulatory financial examination by regulatory authorities, and certain of these examinations are currently ongoing.

Under the statutes governing insurance holding companies in most states, insurers may not enter into certain transactions, including sales, reinsurance agreements and service or management contracts, with their affiliates unless the regulatory authority of the insurer's state of domicile has received notice at least 30 days prior to the intended effective date of such transaction and has not objected to, or has approved, the transaction within the 30 day period.

As a holding company with no significant business operations of our own, we depend on dividends or other distributions from our subsidiaries as the principal source of cash to meet our obligations, including the payment of interest on and repayment of principal of any debt obligations, and to pay any dividends to our stockholders. The payment of dividends or other distributions to us by our insurers is regulated by the insurance laws and regulations of their respective states of domicile. In general, an insurance company subsidiary may not pay an "extraordinary" dividend or distribution unless the applicable insurance regulator has received notice of the intended payment at least 30 days prior to payment and has not objected to or has approved the payment within the 30-day period. In general, an "extraordinary" dividend or distribution is statutorily defined as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of:

- 10% of the insurer's statutory surplus as of the immediately prior year end; or
- the statutory net income of the insurer during the prior calendar year.

The laws and regulations of some jurisdictions also prohibit an insurer from declaring or paying a dividend except out of its earned surplus or require the insurer to obtain prior regulatory approval. During 2008, our directly owned title insurers can pay dividends or make distributions to us of approximately $251.1 million without prior regulatory approval; however, insurance regulators have the authority to prohibit the payment of ordinary dividends or other payments by our title insurers to us (such as a payment under a tax sharing agreement or for employee or other services) if they determine that such payment could be adverse to our policyholders.

The combined statutory capital and surplus of our title insurers was $652.6 million and $860.3 million as of December 31, 2007 and 2006, respectively. The combined statutory earnings of our title insurers were $204.8 million, $413.8 million and $400.4 million, for the years ended December 31, 2007, 2006 and 2005, respectively.

As a condition to continued authority to underwrite policies in the states in which our insurers conduct their business, they are required to pay certain fees and file information regarding their officers, directors and financial condition.

Pursuant to statutory requirements of the various states in which our insurers are domiciled, they must maintain certain levels of minimum capital and surplus. Each of our insurers has complied with the minimum statutory requirements as of December 31, 2007.

Our underwritten title companies are also subject to certain regulation by insurance regulatory or banking authorities, primarily relating to minimum net worth. Minimum net worth of $7.5 million, $2.5 million, $3.0 million and $0.4 million is required for Fidelity National Title Company, Fidelity National Title Company of California, Chicago Title Company and Ticor Title Company of California, respectively. All of our companies were in compliance with their respective minimum net worth requirements at December 31, 2007.

We receive inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies from time to time about various matters relating to our business. Sometimes these take the form of civil investigative subpoenas. We attempt to cooperate with all such inquiries. From time to time, we are assessed fines for violations of regulations or other matters or enter into settlements with such authorities which require us to pay money or take other actions. For a discussion of certain pending matters, see Item 3, Legal Proceedings.

Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state in which the insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquirer's plans for the insurer's board of directors and executive officers, the acquirer's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10% or more of the voting securities of the domestic insurer. (In the state of Florida, where one of our title insurers is commercially domiciled, control may be presumed to exist upon acquisition of 5% or more of the insurer's voting securities.) Because a person acquiring 10% or more of our common shares would indirectly control the same percentage of the stock of our insurers, the insurance change of control laws would likely apply to such a transaction (and any acquisition of 5% or more would require filing a disclaimer of control with, or obtaining a change of control approval from, the State of Florida).

The National Association of Insurance Commissioners ("NAIC") has adopted an instruction requiring an annual certification of reserve adequacy by a qualified actuary. Because all of the states in which our title insurers are domiciled require adherence to NAIC filing procedures, each such insurer, unless it qualifies for an exemption, must file an actuarial opinion with respect to the adequacy of its reserves.

Ratings

Our title insurance underwriters are regularly assigned ratings by independent agencies designed to indicate their financial condition and/or claims paying ability. The rating agencies determine ratings by quantitatively and qualitatively analyzing financial data and other information. Our title subsidiaries include Fidelity National Title,

Chicago Title, Ticor Title, Security Union Title, and Alamo Title. The insurer financial strength/stability ratings of our principal title insurance underwriters are listed below:

	S&P	Moody's	Fitch	A.M. Best	Demotech	LACE
Alamo Title Insurance	A	A3	A	A	A'	A
Chicago Title Insurance Co.	A	A3	A	A	A"	A
Chicago Title Insurance Co. of Oregon	A	A3	A	A	A'	A
Fidelity National Title Insurance Co.	A	A3	A	A	A'	B+
Ticor Title Insurance Co.	A	A3	A	A	A'	A
Security Union Title Insurance Co.	A	A3	A	A	A'	B
Ticor Title Insurance Co. of Florida	A	A3	A	A	A'	B

The ratings of Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's"), A.M. Best Company ("A.M. Best"), Fitch Ratings, Ltd. ("Fitch"), Demotech, and LACE Financial Corporation ("LACE") described above are not designed to be, and do not serve as, measures of protection or valuation offered to investors. These financial strength ratings should not be relied on with respect to making an investment in our securities.

Investment Policies and Investment Portfolio

Our investment policy is designed to maximize total return through investment income and capital appreciation consistent with moderate risk of principal, while providing adequate liquidity and complying with internal and regulatory guidelines. We also make investments in certain equity securities in order to take advantage of perceived value and for strategic purposes. Various states regulate what types of assets qualify for purposes of capital and surplus and statutory unearned premium reserves. We manage our investment portfolio and do not utilize third party investment managers. Due to the magnitude of our investment portfolio in relation to our claims loss reserves, we do not specifically match durations of our investments to the cash outflows required to pay claims, but do manage outflows on a shorter time frame. Maintaining shorter durations on our investment portfolio allows us to mitigate our interest rate risk and, in a rising interest rate environment, to increase our investment revenue, which may offset some of the decline in premiums and service revenues we would expect in such an environment.

As of December 31, 2007 and 2006, the carrying amount, which approximates the fair value, of total investments excluding investments in unconsolidated affiliates was $3.4 billion and $4.0 billion, respectively.

We purchase investment grade fixed maturity securities, selected non-investment grade fixed maturity securities and equity securities. The securities in our portfolio are subject to economic conditions and normal market risks and uncertainties.

The following table presents certain information regarding the investment ratings of our fixed maturity portfolio at December 31, 2007 and 2006.

	December 31,							
	2007				2006			
Rating(1)	Amortized Cost	% of Total	Fair Value	% of Total	Amortized Cost	% of Total	Fair Value	% of Total
	(Dollars in thousands)							
AAA	$1,681,547	60.0%	$1,706,834	60.4%	$1,866,289	63.8%	$1,851,185	63.8%
AA	597,608	21.3	602,881	21.4	550,073	18.8	544,622	18.8
A	399,995	14.3	399,074	14.1	380,555	13.0	374,106	12.9
BBB	100,784	3.6	97,340	3.5	91,326	3.1	88,999	3.0
BB	3,913	0.1	3,827	0.1	8,918	0.3	7,749	0.3
Other	19,785	0.7	14,616	0.5	29,952	1.0	35,303	1.2
	$2,803,632	100.0%	$2,824,572	100.0%	$2,927,113	100.0%	$2,901,964	100.0%

(1) Ratings as assigned by Standard & Poor's Ratings Group.

The following table presents certain information regarding contractual maturities of our fixed maturity securities at December 31, 2007:

Maturity	Amortized Cost	% of Total	Fair Value	% of Total
	December 31, 2007			
	(Dollars in thousands)			
One year or less	$ 303,942	10.8%	$ 303,286	10.8%
After one year through five years	1,252,860	44.7	1,262,886	44.7
After five years through ten years	886,720	31.6	895,935	31.7
After ten years	360,096	12.9	362,450	12.8
Mortgage-backed securities	14	—	15	—
	$2,803,632	100.0%	$2,824,572	100.0%

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Fixed maturity securities with an amortized cost of $433.6 million and a fair value of $437.9 million were callable at December 31, 2007.

Our equity securities at December 31, 2007 and 2006 consisted of investments in various industry groups at a cost basis of $96.1 million and $216.6 million, respectively, and fair value of $93.3 million and $207.3 million, respectively. There were no significant investments in banks, trust and insurance companies at December 31, 2007 or 2006.

At December 31, 2007 and 2006, we held $738.4 million and $154.0 million, respectively, in investments that are accounted for using the equity method (see note C of Notes to Consolidated Financial Statements).

Short-term investments, which consist primarily of securities purchased under agreements to resell, commercial paper and money market instruments which have an original maturity of one year or less, are carried at amortized cost, which approximates fair value. As of December 31, 2007 and 2006, short-term investments amounted to $427.4 and $848.4 million, respectively.

Our investment results for the years ended December 31, 2007, 2006 and 2005 were as follows:

	December 31, 2007	2006	2005
	(Dollars in thousands)		
Net investment income(1)	$ 219,771	$ 244,185	$ 177,167
Average invested assets	$4,414,951	$5,088,863	$4,711,418
Effective return on average invested assets	5.0%	4.8%	3.8%

(1) Net investment income as reported in our Consolidated Statements of Earnings has been adjusted in the presentation above to provide the tax equivalent yield on tax exempt investments.

Employees

As of January 31, 2008, we had approximately 15,500 full-time equivalent employees. During 2006 and 2007, we sought to reduce our head count as activity in our title segment declined. At our Fidelity National Title Group segment, we have reduced our employees by about 3,100 during 2007 and 1,700 during 2006. We believe that our relations with employees are generally good. None of our employees are subject to collective bargaining agreements.

Statement Regarding Forward-Looking Information

The statements contained in this Form 10-K or in our other documents or in oral presentations or other statements made by our management that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements relate to, among other things, future financial and operating results of Fidelity. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of these terms and other comparable terminology. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to:

- changes in general economic, business, and political conditions, including changes in the financial markets;
- adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding, or a weak U.S. economy;
- compliance with extensive government regulation of our operating subsidiaries, and adverse changes in applicable laws or regulations or the application of them by regulators;
- regulatory investigations of the title insurance industry;
- our business concentration in the State of California, the source of approximately 17% of our title insurance premiums;
- our potential inability to find suitable acquisition candidates, as well as the risks associated with acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus or difficulties in integrating acquisitions;
- our dependence on distributions from our title insurance underwriters as our main source of cash flow;
- competition from other title insurance companies; and
- other risks detailed elsewhere in this document and in our other filings with the SEC.

We are not under any obligation (and expressly disclaim any such obligation) to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the possibility that actual results may differ materially from our forward-looking statements.

Additional Information

Our website address is www.fnf.com. We make available free of charge on or through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. However, the information found on our website is not part of this or any other report.

Item 1A. *Risk Factors*

In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below and others described elsewhere in this Annual Report on Form 10-K. Any of the risks described herein could result in a significant or material adverse effect on our results of operations or financial condition.

General

If adverse changes in the levels of real estate activity occur, our revenues may decline.

Title insurance revenue is closely related to the level of real estate activity which includes sales, mortgage financing and mortgage refinancing. The levels of real estate activity are primarily affected by the average price of real estate sales, the availability of funds to finance purchases and mortgage interest rates. Both the volume and the average price of residential real estate transactions have recently experienced declines in many parts of the country, and it is uncertain how long these trends will continue. Further, through the end of the third quarter of 2007, interest rates have risen from record low levels in 2003, resulting in reductions in the level of mortgage refinancings and total mortgage originations through 2007.

We have found that residential real estate activity generally decreases in the following situations:

- when mortgage interest rates are high or increasing;
- when the mortgage funding supply is limited; and
- when the United States economy is weak.

Declines in the level of real estate activity or the average price of real estate sales are likely to adversely affect our title insurance revenues. The Mortgage Bankers Association currently projects residential mortgage production in 2008 to be $2.0 trillion, which would represent a 16.0% decline relative to 2007. The MBA further projects that the 16.0% decrease will result from purchase transactions declining from $1.2 trillion in 2007 to $0.9 trillion in 2008 or 21.3% and refinance transactions dropping from $1.2 trillion in 2007 to $1.0 trillion in 2008, or 10.8%.

If we observe changes in the rate of title insurance claims, it may be necessary for us to record additional charges to our claim loss reserve. This may result in lower net earnings and the potential for earnings volatility.

At each quarter end, our recorded reserve for claim losses is initially the result of taking the prior recorded reserve for claim losses, adding the current provision to that balance and subtracting actual paid claims from that balance, resulting in an amount that management then compares to the actuarial point estimate provided in the actuarial calculation. Due to the uncertainty and judgment used by both management and our actuary, our ultimate liability may be greater or less than our current reserves and/or our actuary's calculation. If the recorded amount is within a reasonable range of the actuary's point estimate, but not at the point estimate, management assesses other factors in order to be comfortable with the position of the recorded reserve within a range. These factors, which are more qualitative than quantitative, can change from period to period and include items such as current trends in the real estate industry (which management can assess, but for which there is a time lag in the development of the data used by our actuary), the stratification of certain claims (large vs. small), improvements in the Company's claims management processes, and other cost saving measures. If the recorded amount is not within a reasonable range of the actuary's point estimate, we would record a charge and reassess the long-term provision on a go forward basis.

As a result of adverse claim loss development on prior policy years, we recorded charges in 2007 totaling $217.2 million, or $159.5 million net of income taxes, to our provision for claim losses. These charges were recorded in addition to our 7.5% provision for claim losses. These charges brought our reserve position to a level that represents our best estimate of our ultimate liability. We will reassess the provision to be recorded in future periods consistent with this methodology and can make no assurance that we will not need to record charges in the future to increase reserves in respect of prior periods.

Our insurance subsidiaries must comply with extensive regulations. These regulations may increase our costs or impede, or impose burdensome conditions on, actions that we might seek to take to increase the revenues of those subsidiaries.

Our insurance businesses are subject to extensive regulation by state insurance authorities in each state in which they operate. These agencies have broad administrative and supervisory power relating to the following, among other matters:

- licensing requirements;
- trade and marketing practices;
- accounting and financing practices;
- capital and surplus requirements;
- the amount of dividends and other payments made by insurance subsidiaries;
- investment practices;
- rate schedules;
- deposits of securities for the benefit of policyholders;
- establishing reserves; and
- regulation of reinsurance.

Most states also regulate insurance holding companies like us with respect to acquisitions, changes of control and the terms of transactions with our affiliates. State regulations may impede or impose burdensome conditions on our ability to increase or maintain rate levels or on other actions that we may want to take to enhance our operating results. In addition, we may incur significant costs in the course of complying with regulatory requirements. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations. See "Business — Regulation."

State regulation of the rates we charge for title insurance could adversely affect our results of operations.

Our title insurance subsidiaries are subject to extensive rate regulation by the applicable state agencies in the jurisdictions in which they operate. Title insurance rates are regulated differently in the various states, with some states requiring the subsidiaries to file rates before such rates become effective and some states promulgating the rates that can be charged. In almost all states in which our title subsidiaries operate, our rates must not be excessive, inadequate or unfairly discriminatory. See the risk factor below relating to regulatory conditions in California.

Regulatory investigations of the insurance industry may lead to fines, settlements, new regulation or legal uncertainty, which could negatively affect our results of operations.

We receive inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies from time to time about various matters relating to our business. Sometimes these take the form of civil investigative subpoenas. We attempt to cooperate with all such inquiries. From time to time, we are assessed fines for violations of regulations or other matters or enter into settlements with such authorities which require us to pay money or take other actions. These fines may be significant and actions we are required to take may adversely affect our business.

Because we are dependent upon California for approximately 17 percent of our title insurance premiums, our business may be adversely affected by regulatory conditions in California.

California is the largest source of revenue for the title insurance industry and, in 2007, California-based premiums accounted for 33.0% of premiums earned by our direct operations and 3.0% of our agency premium revenues. In the aggregate, California accounted for approximately 16.5% of our total title insurance premiums for 2007. A significant part of our revenues and profitability are therefore subject to our operations in California and to the prevailing regulatory conditions in California. Adverse regulatory developments in California, which could include reductions in the maximum rates permitted to be charged, inadequate rate increases or more fundamental changes in the design or implementation of the California title insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

In January 2007, the California Insurance Commissioner submitted to the California Office of Administrative Law (the "OAL") proposed regulations (the "Proposed Regulations") that would have significant effects on the title insurance industry in California. On February 21, 2007, the OAL disapproved the Proposed Regulations. On June 28, 2007, the California Department of Insurance (the "CDI") submitted a modified version of the Proposed Regulations to the OAL. The only substantive change in this modified version of the Proposed Regulations was to delay the implementation dates by approximately one year. The OAL approved the modified version of the Proposed Regulations on July 26, 2007 (as approved, the "Regulations") and filed them with the California Secretary of State. Notwithstanding the promulgation of the Regulations, we, as well as others, have been engaged in discussions with the CDI regarding possible industry reforms that may result in the CDI's decision to modify or repeal the Regulations prior to their implementation. In the event that the CDI does not modify or repeal the Regulations prior to their implementation, the Regulations are expected to have significant effects on the title insurance industry in California. Among other things, the Regulations set "maximum" rates, effective as of October 1, 2010, for title and escrow using industry data to be reported through the statistical plan described below and published by the CDI. In addition, the Regulations establish an interim reduction of all title and escrow rates effective October 1, 2010 if the CDI is unable to publish the data necessary for the calculation of the maximum rates by August 1, 2010. These interim rate reductions are intended to roll rates back so that, in effect, premiums would be charged on the basis of real property values from the year 2000. Title insurers would be required to reduce their rates to a level below their 2000 rates, with the amount of the reduction determined by a formula adjusting for real estate appreciation and inflation. We are concerned that the reduced rates set by the Regulations will significantly reduce the title and escrow rates that are charged in California, while precluding title insurers from seeking relief from those reduced or maximum rates. In addition, the Regulations create a detailed statistical plan, and require each title insurer, underwritten title company, and controlled escrow company to collect data at the individual transaction level beginning on January 1, 2009, and to report such data to the CDI on an annual basis beginning April 30, 2010.

Compliance with the data collection and reporting requirements of the Regulations would necessitate a significant revision and augmentation of our existing data collection and accounting systems before January 1, 2009, and would require a significant expenditure to comply with the April 30, 2010 reporting deadline. The required rate reductions and maximum rates would significantly reduce the title insurance rates that our subsidiaries can charge, and would likely have a significant negative impact on our California revenues. In addition, the increased cost of compliance with the statistical data collection and reporting requirements would negatively impact our cost of doing business in California. California is the largest source of revenue for the title insurance industry, including for us.

We continue to meet with the CDI to discuss possible modifications to the Regulations and alternatives that could result in the repeal of the Regulations prior to their initial implementation. On October 5, 2007, the California Insurance Commissioner sent a letter to the title insurance industry outlining a series of acts that he has agreed to undertake in an effort to minimize the impact of the Regulations and to lay further groundwork for a possible resolution involving the modification or repeal of the Regulations prior to their initial implementation. Among other things, the California Insurance Commissioner stated in such letter that (i) the CDI will propose substantial changes to the data collection and reporting requirements of the Regulations that are designed to minimize compliance costs, (ii) the CDI will delay all effective dates in the Regulations by one year, which will have the effect of deferring the date on which the industry would be required to submit its first statistical report under the Regulations to April 30, 2011, and deferring the first possible rate reduction under the Regulations to October 1, 2011, and (iii) if the industry works with the CDI to enact substantive alternative reforms, the CDI is willing to eliminate the maximum rate formula altogether. In addition, we are exploring litigation alternatives in the event that the CDI does not modify or repeal the Regulations, including a possible lawsuit challenging the CDI's authority to promulgate rate regulations and statistical plan regulations related thereto.

If the rating agencies downgrade our Company, our results of operations and competitive position in the title insurance industry may suffer.

Ratings have always been an important factor in establishing the competitive position of insurance companies. Our title insurance subsidiaries are rated by S&P, Moody's, Fitch, A.M. Best, Demotech and LACE. Ratings reflect the opinion of a rating agency with regard to an insurance company's or insurance holding company's financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to investors. Our ratings are subject to continued periodic review by those entities and the continued retention of those ratings cannot be assured. If our ratings are reduced from their current levels by those entities, our results of operations could be adversely affected.

Our rate of growth could be adversely affected if we are unable to acquire suitable acquisition candidates.

As part of our growth strategy, we have made numerous acquisitions and we plan to continue to acquire complementary businesses, products and services. This strategy depends on our ability to identify suitable acquisition candidates and, assuming we find them, to finance such acquisitions on acceptable terms. We have historically used, and in the future may continue to use, a variety of sources of financing to fund our acquisitions, including cash from operations, debt and equity. Our ability to finance our acquisitions is subject to a number of risks, including the availability of adequate cash reserves from operations or of acceptable financing terms and variability in our stock price. These factors may inhibit our ability to pursue attractive acquisition targets. If we are unable to acquire suitable acquisition candidates, we may experience slower growth.

Our management has articulated a willingness to seek growth through acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus or geographic areas. This expansion of our business subjects us to associated risks, such as the diversion of management's attention and lack of experience in operating such businesses, and may affect our credit and ability to repay our debt.

Our management has stated that we may make acquisitions in lines of business that are not directly tied to or synergistic with our core operating segments. Accordingly, we have in the past year acquired, and may in the future acquire, businesses in industries or geographic areas with which management is less familiar than we are with our core businesses. These activities involve risks that could adversely affect our operating results, such as diversion of management's attention and lack of substantial experience in operating such businesses. There can be no guarantee that we will not enter into transactions or make acquisitions that will cause us to incur additional debt, increase our exposure to market and other risks and cause our credit or financial strength ratings to decline.

We may encounter difficulties managing our growth and successfully integrating new businesses, which could adversely affect our results of operations.

We have historically achieved growth through a combination of developing new products and services, increasing our market share for existing products, and making acquisitions. Part of our strategy is to pursue opportunities to diversify and expand our operations by acquiring or making investments in other companies. The success of each acquisition will depend upon:

- our ability to integrate the acquired business' operations, products and personnel;
- our ability to retain key personnel of the acquired business;
- our ability to expand our financial and management controls and reporting systems and procedures;
- our ability to maintain the customers and goodwill of the acquired business; and
- any unexpected costs or unforeseen liabilities associated with the acquired business.

The integration of two previously separate companies is a challenging, time-consuming and costly process. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect each company's ability to maintain relationships with suppliers, customers and employees or to achieve the anticipated benefits of the combination. In addition, any successful integration of companies will require the dedication of significant management resources, which will temporarily detract attention from our day-to-day businesses.

We are a holding company and depend on distributions from our subsidiaries for cash.

We are a holding company whose primary assets are the securities of our operating subsidiaries. Our ability to pay interest on our outstanding debt and our other obligations and to pay dividends is dependent on the ability of our subsidiaries to pay dividends or make other distributions or payments to us. Our subsidiaries are not obligated to make funds available to us. If our operating subsidiaries are not able to pay dividends to us, we may not be able to meet our obligations or pay dividends on our common stock.

Our title insurance and specialty insurance subsidiaries must comply with state laws which require them to maintain minimum amounts of working capital, surplus and reserves, and place restrictions on the amount of dividends that they can distribute to us. Compliance with these laws will limit the amounts our regulated subsidiaries can dividend to us. During 2008, our title insurers will be able to pay dividends or make distributions to us without prior regulatory approval of approximately $251.1 million.

Our specialty insurance segment is a smaller, growing operation and, as a result, it will likely be difficult under current circumstances for it to be a significant source of cash to us.

We could have conflicts with FIS, and our chairman of our board of directors is also the chairman of the board of directors of FIS.

Conflicts may arise between FIS and us as a result of our ongoing agreements and the nature of our respective businesses. We will seek to manage any potential conflicts through our agreements with FIS and through oversight by independent members of our board of directors. However, there can be no assurances that such measures will be effective or that we will be able to resolve all potential conflicts.

Some of our executive officers and directors own substantial amounts of FIS stock and stock options. Such ownership could create or appear to create potential conflicts of interest when our directors and officers are faced with decisions that involve FIS.

William P. Foley, II, is the chairman of our board of directors and the executive chairman of the board of FIS. As a result of his roles, he has obligations to us and to FIS and may have conflicts of interest with respect to matters potentially or actually involving or affecting our and FIS's respective businesses. In addition, Mr. Foley may also have conflicts of time with respect to his multiple responsibilities. If his duties to either of these companies require more time than Mr. Foley is able to allot, then his oversight of that company's activities could be diminished. Finally, five of our directors, including Mr. Foley, are also directors of FIS.

If the 2006 Distribution does not constitute a tax free distribution under Section 355 of the Internal Revenue Code or the Old FNF-FIS merger does not constitute a tax free reorganization under Section 368(a) of the code, then we may have to indemnify FIS or Old FNF for payment of taxes and tax-related losses. FNF may be affected by significant restrictions with respect to certain actions that could jeopardize the tax free status of the distribution or merger.

Under a tax disaffiliation agreement, which we were required to enter into with Old FNF and FIS as a condition to the closing of the 2006 Distribution, we are required to indemnify Old FNF and FIS for taxes and tax-related losses (including stockholder suits) if the 2006 Distribution was determined to be taxable either to Old FNF or the Old FNF stockholders or both, unless such adverse determination was the result of a breach by FIS of its agreement not to take any action within its control that would cause the 2006 Distribution to be taxable or the result of an acquisition of FIS stock within the control of FIS or an FIS subsidiary. Old FNF estimated that the amount of our indemnification obligation for the amount of tax on Old FNF's transfer of our stock in the distribution could be in the range of $150 million and possibly greater depending on, among other things, the value of our stock at the time of the 2006 Distribution. In addition, we are required under the tax disaffiliation agreement to indemnify Old FNF and FIS for taxes and tax-related losses (including stockholder suits) in the event the Old FNF-FIS merger were determined to be taxable. Old FNF estimated that the amount of our indemnification obligation for the amount of tax on Old FNF's transfer and retirement of its FIS stock in the merger could be in the range of $1 billion and possibly greater depending on, among other things, the value of FIS's stock at the time of the merger.

Even if the 2006 Distribution otherwise qualifies as a spin-off under Section 355 of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code, the distribution of our common stock to the Old FNF stockholders may not qualify as tax free to Old FNF (or its successor upon the consummation of the merger, FIS) under Section 355(e) of the Internal Revenue Code, if 50% or more of our stock is acquired as part of a plan or series of related transactions that includes the 2006 Distribution.

In order to help preserve the tax free treatment of the 2006 Distribution, we have agreed not to take certain actions without first obtaining the consent of certain officers of FIS or obtaining an opinion from a nationally recognized law firm or accounting firm that such transaction will not cause the 2006 Distribution to be taxable under Section 355(e). In general, such actions would include, for a period of two years after the 2006 Distribution, engaging in certain transactions involving (i) the acquisition of our stock or (ii) the issuance of shares of our stock.

Provisions of our certificate of incorporation may prevent us from receiving the benefit of certain corporate opportunities.

Because FIS may engage in some of the same activities in which we engage, there is a risk that we may be in direct competition with FIS over business activities and corporate opportunities. To address these potential conflicts, a corporate opportunity policy is incorporated into our certificate of incorporation. Among other things, this policy provides that FIS has no duty not to compete with us. The policy also limits the situations in which one of our directors or officers, if also a director or officer of FIS, must offer corporate opportunities to us of which such individual becomes aware. These provisions may limit the corporate opportunities of which we are made aware or which are offered to us.

The markets in which our principal operating subsidiaries operate are highly competitive. Some of our competitors have greater resources than we, and we may face competition from new entrants with alternative products or services.

The title insurance industry is highly competitive. According to Demotech, the top five title insurance companies accounted for 92.6% of net premiums collected in 2006. Over 40 independent title insurance companies accounted for the remaining 7.4% of the market. The number and size of competing companies varies in the different geographic areas in which we conduct our title insurance business. In our principal markets, competitors include other major title underwriters such as The First American Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, as well as numerous smaller title insurance companies, underwritten title companies, and independent agency operations at the regional and local level. These smaller companies may expand into other markets in which we compete.

Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants with alternative products could affect our business operations and financial condition.

From time to time, we adjust the title insurance rates we charge in a particular state as a result of competitive conditions in that state. Changes in price could have an adverse impact on our results of operations, although its ultimate impact will depend, among other things, on the volume and mix of our future business in that state and within various portions of the state.

The markets for our other products and services are also very competitive, and we expect the markets for all of our products and services to remain highly competitive. Our failure to remain competitive may have a material adverse effect on our business, financial condition and results of operations.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

The Company has its corporate headquarters on its campus in Jacksonville, Florida, which it leases from its former affiliate, FIS. The majority of our branch offices are leased from third parties. See note K to Notes to Consolidated Financial Statements.

As of December 31, 2007, we leased office and storage space as follows:

	Number of Locations
California	445
Texas	144
Arizona	137
Illinois	115
Florida	86
Oregon	81
Washington	70
New York	34
Nevada	33
Ohio	31
Indiana	29
Michigan	26
North Carolina	26
Colorado	20
Pennsylvania	19
New Jersey	16
Hawaii	15
Wisconsin	14
Kansas and Virginia(1)	11
Maryland, Minnesota, and Tennessee(1)	10
Missouri	9
Oklahoma	8
Connecticut, Louisiana and New Mexico(1)	7
Georgia, Massachusetts and Montana(1)	6
Canada	5
Alabama	4
South Carolina	3
Maine	2
Washington D.C., Idaho, Kentucky, Mississippi, Nebraska, New Hampshire, Rhode Island and Vermont(1)	1

(1) Represents the number of locations in each state listed.

Item 3. ***Legal Proceedings***

In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. We believe that no actions, other than those listed below, depart from customary litigation incidental to our business. As background to the disclosure below, please note the following:

- These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including but not limited to the underlying facts of each matter, novel legal issues, variations between jurisdictions in which matters are being litigated, differences in applicable laws and judicial interpretations, the length of time before many of these matters might be resolved by settlement or through litigation and, in some cases, the timing of their resolutions relative to other similar cases brought against other companies, the fact that many of these matters are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined, the fact that many of these matters involve multi-state class actions in which the applicable law for the claims at issue is in dispute and therefore unclear, and the current challenging legal environment faced by large corporations and insurance companies.

- In these matters, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of compensatory damages. In most cases, the monetary damages sought include punitive or treble damages. Often more specific information beyond the type of relief sought is not available because plaintiffs have not requested more specific relief in their court pleadings. In addition, the dollar amount of damages sought is frequently not stated with specificity. In those cases where plaintiffs have made a statement with regard to monetary damages, they often specify damages either just above or below a jurisdictional limit regardless of the facts of the case. These limits represent either the jurisdictional threshold for bringing a case in federal court or the maximum they can seek without risking removal from state court to federal court. In our experience, monetary demands in plaintiffs' court pleadings bear little relation to the ultimate loss, if any, we may experience. None of the cases described below includes a statement as to the dollar amount of damages demanded. Instead, each of the cases includes a demand in an amount to be proved at trial.

- For the reasons specified above, it is not possible to make meaningful estimates of the amount or range of loss that could result from these matters at this time. We review these matters on an ongoing basis and follow the provisions of Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, we base our decision on our assessment of the ultimate outcome following all appeals.

- We intend to vigorously defend each of these matters. In the opinion of our management, while some of these matters may be material to our operating results for any particular period if an unfavorable outcome results, none will have a material adverse effect on our overall financial condition.

Several class actions are pending in Ohio (Dubin v. Security Union Title Insurance Company, filed on March 12, 2003, in the Court of Common Pleas, Cuyahoga County, Ohio and Randleman v. Fidelity National Title Insurance Company, filed on February 15, 2006 in the U.S. District Court for the Northern District of Ohio, Western Division) and Pennsylvania (Patterson v. Fidelity National Title Insurance Company of New York, filed on October 27, 2003 in the Court of Common Pleas of Allegheny County, Pennsylvania; O'Day v. Ticor Title Insurance Company of Florida, filed on October 18, 2006 in the U.S. District Court for the Eastern District of Pennsylvania; Cohen v. Chicago Title Insurance Company, filed on January 27, 2006 in the Court of Common Pleas of Philadelphia County, Pennsylvania; and Guizarri v. Ticor Title Insurance Company, filed on October 17, 2006 in the U.S. District Court for the Eastern District of Pennsylvania), alleging improper premiums were charged for title insurance. These cases allege that the named defendant companies failed to provide notice of premium discounts to consumers refinancing their mortgages, and failed to give discounts in refinancing transactions in violation of the filed rates. In Dubin, the Company filed a Motion for Summary Judgment which is under submission and trial is scheduled for early 2008. In Randleman, the Court dismissed all causes of action except implied in fact contract and unjust enrichment. Plaintiff's motion to certify a class was granted. In Patterson, the court sustained the Company's motion to dismiss all counts except counts for fraud and for violation of a consumer protection law. The Company's motion for summary judgment on the remaining two causes of action and the Plaintiff's motion for class certification are under submission. Our motions to dismiss were denied in the Cohen, O'Day and Guizarri cases, and classes have been certified. The parties are proceeding with discovery.

A class action in Texas (Arevalo v. Chicago Title Insurance Company and Ticor Title Insurance Company, filed on March 24, 2006 in the U.S. District Court for the Western District of Texas, San Antonio Division) alleges that the Company overcharged for recording fees in Arizona, California, Colorado, Oklahoma and Texas. The suit seeks to recover the recording fees for the class that was overcharged, interest and attorney's fees. The plaintiffs' motion for class certification and the Company's motions to dismiss and for summary judgment are under submission. A similar suit was pending in Kansas (Doll v. Chicago Title Insurance Company, filed on September 28, 2006 in the U.S. District Court for the District of Kansas) alleging that the Company charged consumers more than the County Recorder charges to record their documents in conjunction with closing transactions. Plaintiff's motion to certify the class was denied. This action has been dismissed.

Two class actions filed in Illinois (Chultem v. Fidelity National Financial, Inc., Chicago Title and Trust Company and Ticor Title Insurance Company and Colella v. Fidelity National Financial, Inc., Chicago Title and Trust Company and Ticor Title Insurance Company, each filed on May 11, 2006 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division) allege the Companies violated the Illinois Title Insurance Act and the Illinois Consumer Fraud Act and have been unjustly enriched through the practice of paying Illinois attorney's agency fees. The complaint alleges the payments are in exchange for the referral of business and the attorneys do not perform any "core title services". Although the Company's motions to dismiss and for summary judgment were granted, plaintiffs were permitted to and did amend their complaints. Plaintiffs' motion for class certification was denied on February 22, 2008.

An amended complaint was filed in Illinois (Independent Trust v. Fidelity National Title Insurance Company of New York, filed on June 26, 2006 in the United States District Court for the Northern District of Illinois, Eastern Division) related to the litigation spawned by the defalcation of Intercounty Title Company of Illinois, an agent of the Company in Chicago, Illinois. Plaintiff alleges the Company wrongfully used its funds to pay monies owed by the Company to customers of Intercounty. Plaintiff demands compensatory damages (which plaintiff alleges are believed to be in excess of $20 million), punitive damages and other relief.

In February 2008, thirteen putative class actions were commenced against several title insurance companies, including Fidelity National Title Insurance Company, Chicago Title Insurance Company, and Ticor Title Insurance Company (collectively, the "Fidelity Affiliates"). The complaints also name Fidelity National Financial, Inc. (together with the Fidelity Affiliates, the "Fidelity Defendants") as a defendant based on its ownership of the Fidelity Affiliates. The complaints, which are brought on behalf of a putative class of consumers who purchased title insurance in New York, allege that the defendants conspired to inflate rates for title insurance through the Title Insurance Rate Service Association, Inc. ("TIRSA"), a New York State-approved rate service organization which is also named as a defendant. Each of the complaints asserts a cause of action under the Sherman Act and several of the complaints include claims under the Real Estate Settlement Procedures Act as well as New York State statutory and common law claims. The complaints seek monetary damages, including treble damages, as well as injunctive relief. The actions, which were filed in the United States District Court for the Eastern District of New York and the United States District Court for the Southern District of New York, are in their preliminary stages.

We receive inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies from time to time about various matters relating to our business. Sometimes these take the form of civil investigative subpoenas. We attempt to cooperate with all such inquiries. From time to time, we are assessed fines for violations of regulations or other matters or enter into settlements with such authorities which require us to pay money or take other actions. For a description of certain pending regulatory matters in California, see Item 1A, Risk Factors.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the New York Stock Exchange under the symbol "FNF". The following table shows, for the periods indicated, the high and low sales prices of our common stock, as reported by the New York Stock Exchange, and the amounts of dividends per share declared on our common stock.

	High	Low	Cash Dividends Declared
Year ended December 31, 2007			
First quarter	$26.21	$22.92	$0.30
Second quarter	28.62	22.92	0.30
Third quarter	24.22	16.46	0.30
Fourth quarter	17.81	13.10	0.30
Year ended December 31, 2006			
First quarter	$25.73	$21.72	$0.29
Second quarter	23.88	18.88	0.29
Third quarter	22.36	17.92	0.29
Fourth quarter	24.36	20.60	0.30

On February 1, 2008 the last reported sale price of our common stock on the New York Stock Exchange was $19.53 per share. As of February 1, 2008, we had approximately 4,843 stockholders of record.

On January 30, 2008, our Board of Directors formally declared a $0.30 per share cash dividend that is payable on March 27, 2008 to stockholders of record as of March 13, 2008.

Our current dividend policy anticipates the payment of quarterly dividends in the future. The declaration and payment of dividends will be at the discretion of our Board of Directors and will be dependent upon our future earnings, financial condition and capital requirements. Our ability to declare dividends is subject to restrictions under our existing credit agreement. We do not believe the restrictions contained in our credit agreement will, in the foreseeable future, adversely affect our ability to pay cash dividends at the current dividend rate.

Since we are a holding company, our ability to pay dividends will depend largely on the ability of our subsidiaries to pay dividends to us, and the ability of our title insurance subsidiaries to do so is subject to, among other factors, their compliance with applicable insurance regulations. As of December 31, 2007, $1,802.3 million of the Company's net assets are restricted from dividend payments without prior approval from the Departments of Insurance in the States where our title insurance subsidiaries are domiciled. During 2008, our directly owned title insurance subsidiaries can pay dividends or make distributions to us of approximately $251.1 million without prior approval. The limits placed on such subsidiaries' abilities to pay dividends affect our ability to pay dividends.

On October 25, 2006, our Board of Directors approved a three-year stock repurchase program under which we can repurchase up to 25 million shares of our common stock. We may make purchases from time to time in the open market, in block purchases or in privately negotiated transactions, depending on market conditions and other factors. We began purchasing shares under this program on a regular basis on April 30, 2007, and, through December 31, 2007, we had repurchased a total of 9,675,000 shares for $183.1 million, or an average of $18.93 per share. For more information, please see "Liquidity and Capital Resources" in Item 7 of this Form 10-K.

The following table summarizes purchases of equity securities by the issuer during the quarter ended December 31, 2007:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/1/07 — 10/31/07	—	N/A	—	18,325,000
11/1/07 — 11/30/07	2,000,000	$14.54	2,000,000	16,325,000
12/1/07 — 12/31/07	1,000,000	16.41	1,000,000	15,325,000
Total	3,000,000	$15.16	3,000,000	15,325,000

(1) As of the last day of the applicable month.

Item 6. *Selected Financial Data*

The information set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. Certain reclassifications have been made to the prior year amounts to conform with the 2007 presentation.

Acquisitions among entities under common control such as Old FNF's 2006 contribution of assets to us in connection with the 2006 Distribution are not considered business combinations and are to be accounted for at historical cost in accordance with Emerging Issues Task Force ("EITF") 90-5, "Exchanges of Ownership Interests between Enterprises under Common Control." Furthermore, the substance of that asset contribution, the 2006 Distribution and the Old FNF-FIS merger is effectively a reverse spin-off of FIS by Old FNF in accordance with EITF 02-11, "Accounting for Reverse Spinoffs." Accordingly, the historical financial statements of Old FNF became those of FNF. As a result, the data shown below for periods or dates prior to October 24, 2006, the date the 2006 Distribution was completed, are the data of Old FNF, including the results of both FIS and us (referred to as FNT) as subsidiaries of Old FNF. Following completion of the 2006 Distribution, however, the criteria to account for FIS as discontinued operations as prescribed by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," were not met. This is primarily due to our continuing involvement with and significant influence over FIS subsequent to the merger of Old FNF and FIS through common board members, common senior management and continuing business relationships. As a result, for periods prior to October 24, 2006, FIS continues to be included in our consolidated financial statements.

	Year Ended December 31,				
	2007(1)	2006(2)	2005(3)	2004(4)	2003(5)
	(In thousands, except per share and other data)				
Operating Data:					
Revenue	$5,524,010	$9,436,101	$ 9,654,580	$8,295,820	$7,715,215
Expenses:					
Personnel costs	1,700,935	3,225,319	3,224,678	2,786,297	2,465,026
Other operating expenses	1,109,438	2,075,101	1,702,353	1,598,942	1,448,133
Agent commissions	1,698,215	2,035,423	2,060,467	2,028,926	1,823,241
Depreciation and Amortization	130,092	460,750	406,259	338,434	227,937
Provision for claim losses	653,876	486,334	480,556	311,916	287,136
Interest expense	54,941	209,972	172,327	47,214	43,103
	5,347,497	8,492,899	8,046,640	7,111,729	6,294,576
Earnings before income taxes and minority interest	176,513	943,202	1,607,940	1,184,091	1,420,639
Income tax expense	46,776	350,871	573,391	438,114	539,843
Earnings before minority interest	129,737	592,331	1,034,549	745,977	880,796
Minority interest	(32)	154,570	70,443	5,015	18,976
Net earnings	$ 129,769	$ 437,761	$ 964,106	$ 740,962	$ 861,820
Per Share Data(6):					
Basic net earnings per share	$ 0.60	$ 2.40	$ 5.56		
Weighted average shares outstanding, basic basis	216,583	182,031	173,463		
Diluted net earnings per share	$ 0.59	$ 2.39	$ 5.55		
Weighted average shares outstanding, diluted basis	219,989	182,861	173,575		
Unaudited pro forma net earnings per share — basic and diluted(7)				$ 4.28	
Unaudited pro forma weighted average shares — basic and diluted(7)				172,951	
Dividends declared per share	$ 1.20	$ 1.17	$ 0.25		
Balance Sheet Data:					
Investments(8)	$4,101,821	$4,121,751	$ 4,564,189	$3,346,276	$2,689,817
Cash and cash equivalents(9)	569,562	676,444	513,394	331,222	459,655
Total assets	7,556,414	7,259,559	11,104,617	9,270,535	7,263,175
Notes payable	1,167,739	491,167	3,217,019	1,370,556	659,186
Reserve for claim losses(10)	1,388,471	1,220,636	1,113,506	1,000,474	945,237
Minority interests and preferred stock of subsidiary	53,868	56,044	636,304	18,874	14,835
Stockholders' equity	3,244,088	3,474,368	3,279,775	4,700,091	3,873,359
Book value per share(11)	$ 15.23	$ 15.75	$ 18.81		

	Year Ended December 31,				
	2007(1)	2006(2)	2005(3)	2004(4)	2003(5)
	(In thousands, except per share and other data)				
Other Data:					
Orders opened by direct title operations	2,259,800	3,146,200	3,615,400	3,680,200	4,820,700
Orders closed by direct title operations	1,434,800	2,051,500	2,487,000	2,636,300	3,694,000
Provision for title insurance claim losses to title insurance premiums(10)	13.2%	7.5%	7.2%	5.5%	5.4%
Title related revenue(12):					
Percentage direct operations	55.4%	53.7%	56.4%	55.2%	60.0%
Percentage agency operations	44.6%	46.3%	43.6%	44.8%	40.0%

(1) Our financial results for the year ended December 31, 2007 include the results of various entities acquired on various dates during 2007.

(2) Beginning October 24, 2006, the date on which the 2006 Distribution were completed, our financial results no longer include the results of FIS. The operations of FIS continue to be included in our results for periods prior to October 24, 2006. In addition, FIS's financial results for 2006 include the results of operations of Certegy Inc. ("Certegy") since February 1, 2006, the date on which Certegy was acquired by FIS (see note B of Notes to Consolidated Financial Statements).

(3) Our financial results for the year ended December 31, 2005 include in revenue and net earnings a $318.2 million gain on sale relating to the issuance of subsidiary stock, approximately $100.0 million in additional income tax expense relating to the distribution to our shareholders of a 17.5% interest of FNT and additional minority interest expense related to the minority interest issued in FNT and FIS. (See note A of the Notes to Consolidated Financial Statements).

(4) Our financial results for the year ended December 31, 2004 include the results of various entities acquired on various dates during 2004.

(5) Our financial results for the year ended December 31, 2003 include the results of our acquisition of ALLTEL Information Services, Inc. for the period from April 1, 2003, the acquisition date, through December 31, 2003, and include the results of operations of various other entities acquired on various dates during 2003.

(6) Our historical basic and diluted earnings per share for 2006 and 2005 have been calculated using FNT's basic and diluted weighted average shares outstanding.

(7) Unaudited pro forma net earnings per share is calculated using the number of outstanding shares of Old FNF on a date prior to the distribution of FNT shares to Old FNF shareholders.

(8) Investments as of December 31, 2007, 2006, 2005, 2004, and 2003 include securities pledged to secure trust deposits of $513.8 million, $696.8 million, $656.0 million, $546.0 million and $448.1 million, respectively. Investments as of December 31, 2007, 2006 and 2005 include securities pledged relating to our securities lending program of $264.2 million, $305.3 million and $138.7 million, respectively.

(9) Cash and cash equivalents as of December 31, 2007, 2006, 2005, 2004, and 2003 include cash pledged to secure trust deposits of $193.5 million, $228.5 million, $234.7 million, $195.2 million, and $231.1 million, respectively. Cash and cash equivalents as of December 31, 2007, 2006 and 2005 include cash pledged relating to our securities lending program of $271.8 million, $316.0 million, and $143.4 million, respectively.

(10) As a result of adverse title insurance claim loss development on prior policy years, we recorded charges in 2007 totaling $217.2 million, or $159.5 million net of income taxes, to our provision for claim losses. These charges were recorded in addition to our 7.5% provision for claim losses.

(11) Book value per share is calculated as stockholders' equity at December 31 of each year presented divided by actual shares outstanding at December 31 of each year presented.

(12) Includes title insurance premiums and escrow, title-related and other fees.

Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data is as follows:

	Quarter Ended			
	March 31,	June 30,	September 30,(1)	December 31,(2)(3)
	(In thousands, except per share data)			
2007				
Revenue	$1,369,062	$1,494,577	$1,364,169	$1,296,102
Earnings (loss) before income taxes and minority interest	126,887	126,118	2,695	(79,187)
Net earnings (loss)	83,399	84,835	6,472	(44,937)
Basic earnings per share	0.38	0.39	0.03	(0.21)
Diluted earnings per share	0.37	0.38	0.03	(0.21)
Dividends paid per share	0.30	0.30	0.30	0.30
2006				
Revenue	$2,354,498	$2,644,769	$2,634,822	$1,802,012
Earnings before income taxes and minority interest	219,749	296,781	295,483	131,189
Net earnings	106,371	132,621	127,571	71,198
Basic earnings per share	0.61	0.76	0.74	0.34
Diluted earnings per share	0.61	0.76	0.73	0.34
Dividends paid per share	0.29	0.29	0.29	0.30

(1) Includes loss provision charge of $81.5 million, or $55.5 million net of income taxes, in 2007.

(2) Includes loss provision charge of $135.7 million, or $104.0 million net of income taxes, in 2007.

(3) The quarter ended December 31, 2006 includes the operations of FIS only through October 23, 2006. (See note A of Notes to Consolidated Financial Statements).

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and Selected Financial Data included elsewhere in this Form 10-K.

Overview

We are a holding company that is a provider, through our subsidiaries, of title insurance, specialty insurance, claims management services, and information services. We are one of the nation's largest title insurance companies through our title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title, and Alamo Title — which issued approximately 27.7% of all title insurance policies issued nationally during 2006. We also provide flood insurance, personal lines insurance, and home warranty insurance through our specialty insurance subsidiaries. We are also a leading provider of outsourced claims management services to large corporate and public sector entities through our minority-owned affiliate, Sedgwick CMS ("Sedgwick") and a provider of information services in the human resources, retail and transportation markets through another minority-owned affiliate, Ceridian Corporation ("Ceridian").

Prior to October 17, 2005, we were known as Fidelity National Title Group, Inc. ("FNT") and were a wholly-owned subsidiary of another publicly traded company, also called Fidelity National Financial, Inc. ("Old FNF"). On October 17, 2005, Old FNF distributed to its shareholders a minority interest in FNT, making it a majority-owned, publicly traded company. On October 24, 2006, Old FNF transferred certain assets to us in return for the issuance of 45,265,956 shares of our common stock to Old FNF. Old FNF then distributed to its shareholders all of its shares of our common stock, making FNT a stand alone public company (the "2006 Distribution"). On November 9, 2006, Old FNF was then merged with and into another of its subsidiaries, Fidelity National Information Services, Inc. ("FIS"), after which we changed our name to Fidelity National Financial, Inc. ("FNF" or the "Company"). On November 10, 2006, our common stock began trading on the New York Stock Exchange under the trading symbol "FNF." Old FNF's chairman of the board and chief executive officer is now our chairman of the board and the executive chairman of the board of FIS. Other key members of Old FNF's senior management have also continued their involvement at both FNF and FIS in executive capacities. Under applicable accounting principles, following these transactions, Old FNF's historical financial statements, with the exception of equity and earnings per share, became our historical financial statements, including the results of FIS through the date of our spin-off from Old FNF. For periods prior to October 24, 2006 our equity has been derived from FNT's historical equity and our historical basic and diluted earnings per share have been calculated using FNT's basic and diluted weighted average shares outstanding.

FNF currently has three reporting segments as follows:

- *Fidelity National Title Group.* This segment consists of the operation of FNF's title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title-related services including collection and trust activities, trustee's sales guarantees, recordings and reconveyances.
- *Specialty Insurance.* The specialty insurance segment consists of certain subsidiaries that issue flood, home warranty, homeowners, automobile and other personal lines insurance policies.
- *Corporate and Other.* The corporate and other segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, the operations of Fidelity National Real Estate Solutions, Inc. ("FNRES"), other smaller operations, and the Company's share in the operations of certain equity investments, including Sedgwick, Ceridian and Remy International, Inc. ("Remy").

Through October 23, 2006, the Company's results also included the operations of FIS as a separate segment. This segment provided transaction processing services, consisting principally of technology solutions for banks and other financial institutions, credit and debit card services and check risk management and related services for retailers and others. This segment also provided lender processing services, consisting principally of technology solutions for mortgage lenders, selected mortgage origination services such as title agency and closing services, default management and mortgage information services. FIS's credit and debit card services and check risk management services were added through its merger with Certegy Inc. ("Certegy"). This merger closed in February 2006 and as a result these businesses are not included in FIS's financial information prior to the closing.

Related Party Transactions

Beginning on October 24, 2006, the Company's financial statements reflect transactions with FIS, which is a related party. Prior to October 24, 2006, these transactions were eliminated because FIS' results of operations were included in our consolidated results.

A list of related party items included in revenues and expenses for periods subsequent to October 24, 2006, is as follows (in millions):

	Full Year 2007	October 24 - December 31, 2006
Revenues:		
Agency title premiums earned	$149.4	$22.4
Interest	0.5	—
Total revenues	149.9	22.4
Expenses:		
Agency title commissions	$132.2	$19.5
Data processing costs	46.8	17.6
Corporate services allocated	(2.7)	(1.5)
Title insurance information expense	10.3	5.1
Other real-estate related information	13.5	2.4
Software expense	53.7	3.1
Rental expense	(8.2)	0.7
License and cost sharing	7.8	1.2
Total expenses	$253.4	$48.1

An FIS subsidiary acts as the title agent in the issuance of title insurance policies by title insurance underwriters owned by us and in connection with certain trustee sales guarantees, a form of title insurance issued as part of the foreclosure process. As a result, our title insurance subsidiaries pay commissions on title insurance policies sold through FIS. These FIS operations generated revenues for the Company of $149.4 million for the year ended December 31, 2007 and $22.4 million for the period from October 24 through December 31, 2006, which we record as agency title premiums. We paid FIS commissions at the rate of approximately 89% of the premiums generated, equal to $132.2 million for the year ended December 31, 2007 and $19.5 million for the period from October 24 through December 31, 2006.

FIS provides information technology infrastructure support, data center management and related IT support services to us. Our expenses include amounts paid to FIS for these services of $46.8 million for the year ended December 31, 2007, and $17.6 million for the period from October 24 through December 31, 2006. In addition we incurred software expenses relating to an agreement with a subsidiary of FIS that amounted to an expense of $53.7 million for the year ended December 31, 2007, and $3.1 million for the period from October 24 through December 31, 2006.

Historically, the Company has provided corporate services to FIS. These corporate services include accounting, treasury, payroll, human resources, tax, legal, purchasing, risk management, mergers and acquisitions and general management. As a result of the provision of corporate services by us to FIS, our expenses were reduced by $2.7 million for the year ended December 31, 2007, and $1.5 million for the period from October 24 through December 31, 2006.

On August 31, 2007, we completed the acquisition of Property Insight, LLC ("Property Insight"), a former FIS subsidiary, from FIS for $95 million in cash. Property Insight is a leading provider of title plant services for the Company, as well as various national and regional underwriters. Property Insight primarily manages, maintains and updates the title plants that are owned by the Company. Additionally, Property Insight manages potential title plant construction for the Company.

Through August 31, 2007, the title plant assets of several of our title insurance subsidiaries were managed or maintained by Property Insight, as a subsidiary of FIS. The underlying title plant information and software were owned by each of the Company's title insurance underwriters, but FIS managed and updated the information in return for either (i) a cash management fee or (ii) the right to sell that information to title insurers, including title insurance underwriters that the Company owns and other third party customers. In most cases, FIS was responsible for keeping the title plant assets current and fully functioning, for which the Company paid a fee to FIS based on the Company's use of, or access to, the title plant. The Company's payments to FIS under these arrangements were $14.0 million for the period from January 1, through August 31, 2007, and $5.5 million for the period from October 24 through December 31, 2006. In addition, each applicable title insurance underwriter owned by us in turn received a royalty on sales of access to its title plant assets. The revenues from these title plant royalties were $3.7 million for the year ended December 31, 2007, and $0.4 million for the period from October 24 through December 31, 2006. The Company was also a party to agreements with FIS that permit FIS and certain of its subsidiaries to access and use (but not resell) the starters databases and back plant databases of the Company's title insurance subsidiaries. Starters databases are the Company's databases of previously issued title policies and back plant databases contain historical records relating to title that are not regularly updated.

We also do business with additional entities of FIS that provide real estate information to our operations, for which we recorded expenses of $13.5 million for the year ended December 31, 2007, and $2.4 million for the period from October 24 through December 31, 2006.

We also have certain license and cost sharing agreements with FIS. We recorded expenses relating to these agreements of $7.8 million for the year ended December 31, 2007, and $1.2 million for the period from October 24 through December 31, 2006.

Our expenses included expenses for a lease of office space and equipment to us from FIS for our corporate headquarters and business operations, which was offset by leases to FIS from us for office space, furniture and equipment. For the year ended December 31, 2007, the net effect of these leases offset our expenses in the amount of $8.2 million. The net amount included in expense for these leases for the period from October 24 through December 31, 2006, was $0.7 million.

We believe the amounts earned by us or charged to us under each of the foregoing arrangements are fair and reasonable. We believe the commissions earned are consistent with the average rate that would be available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. In connection with the title plant management and maintenance services provided by FIS, we believe that the fees charged to us by FIS were at approximately the same rates that FIS and other similar vendors charge unaffiliated title insurers. The information technology infrastructure support and data center management services provided to us by FIS are priced within the range of prices that FIS offers to its unaffiliated third party customers for the same types of services. However, the amounts we earned or that were charged under these arrangements were not negotiated at arm's-length, and may not represent the terms that we might have obtained from an unrelated third party.

Amounts due from/ (to) FIS were as follows:

	December 31, 2007	December 31, 2006
	(In millions)	
Note (payable to) receivable from FIS	$(7.1)	$12.5
Due to FIS	13.9	5.2

Prior to September 30, 2007, FNF had a note receivable balance of $12.5 million due from a subsidiary of FIS. The Company earned interest revenue of $0.5 million on this note for the year ended December 31, 2007. On September 30, 2007, the Company acquired certain leasing assets from FIS for $15 million. As part of this acquisition, the $12.5 million note was forgiven, and the Company entered into an unsecured note payable to FIS in the amount of $7.3 million. FNF's interest expense on this note was $0.1 million for the year ended December 31, 2007. Also in connection with this transaction, the Company assumed a $134.9 million non-recourse note payable (see note H of Notes to Consolidated Financial Statements).

Through August 31, 2007, the Company paid amounts to Property Insight for capitalized software development and for title plant construction. These amounts included capitalized software development costs of $5.4 million for the period from January 1 through August 31, 2007, and $1.9 million for the period from October 24 through December 31, 2006. Amounts paid to FIS for capitalized title plant construction costs were $10.3 million for the year ended December 31, 2007, and $2.7 million for the period from October 24 through December 31, 2006.

FNF also capitalized software development costs paid to another subsidiary of FIS in the amounts of $5.5 million for the year ended December 31, 2007, and $2.6 million for the period from October 24 through December 31, 2006.

In August 2007, FNF's Chairman of the Board, William P. Foley, II, planned to sell 1,000,000 shares of FNF stock on the open market. Because the Company was actively purchasing shares of treasury stock on the open market at the same time, the Company agreed to purchase 1,000,000 shares from Mr. Foley on August 8, 2007, for $22.1 million, or $22.09 per share, the market price at the time of the purchase.

On December 6, 2007, the Company sold 1,000 shares of Series B Preferred Stock of Remy to its Chairman of the Board, William P. Foley, II, for a total of $1.0 million, or $1,000 per share. This per share price was equal to the per share price that the Company paid to acquire the shares.

The following is a detail of related party items that would have been included in revenues and expenses for all periods presented if these related party transactions had not been eliminated during the periods prior to October 24, 2006.

	2006	2005
Revenues:		
Agency title premiums earned	$ 95.5	$ 91.9
Rental income earned	—	5.0
Total revenue	$ 95.5	$ 96.9
Expenses:		
Agency title commissions	$ 83.9	$ 80.9
Data processing costs	82.8	56.9
Corporate services allocated	(9.5)	(29.0)
Title insurance information expense	26.4	26.9
Other real-estate related information	12.7	10.9
Software expense	12.2	7.7
Rental expense	3.6	3.8
License and cost sharing	9.3	11.9
Total expenses	$221.4	$170.0

With the exception of the activity from October 24, 2006 through December 31, 2006 detailed above and below, all of the income and expense amounts in the table above and discussed below were eliminated from our consolidated results of operations.

For 2006 and 2005, we recognized revenues of $95.5 million and $91.9 million, respectively, for agency title premiums sold by an FIS subsidiary acting as title agent and our title insurance subsidiaries paid commissions associated with these title premiums to FIS in the amounts of $83.9 million and $80.9 million, respectively.

Through June 30, 2005, we leased equipment to a subsidiary of FIS. Revenue relating to these leases was $5.0 million in 2005.

Our expenses included amounts paid to a subsidiary of FIS for the provision by FIS to us of IT infrastructure support, data center management and related IT support services. For 2006 and 2005, expenses incurred related to such FIS services totaled $82.8 million and $56.9 million, respectively. In addition, we incurred software expenses relating to an agreement with a subsidiary of FIS that approximated $12.2 million and $7.7 million, in 2006 and 2005, respectively.

For the years ended December 31, 2006 and 2005, our expenses were reduced by $9.5 million and $29.0 million, respectively, related to the provision of corporate services to FIS from us.

For 2006 and 2005, our expenses to FIS for management and maintenance of our title plant assets were $28.9 million and $29.9 million, respectively. For the years ended December 31, 2006 and 2005, the revenues from royalties on sales of access to our title plant assets were $2.5 million and $3.0 million, respectively. Expenses for payments to FIS for real estate information provided to our operations were $12.7 million and $10.9 million in 2006 and 2005, respectively.

Expenses related to license and cost sharing agreements with FIS were $9.3 million and $11.9 million in 2006 and 2005, respectively.

Allocations for the lease of office space to us for our corporate headquarters and business operations in the amounts of $5.1 million and $3.8 million were recorded in 2006 and 2005, respectively. In addition, our expenses were reduced in 2006 by $1.5 million for a lease of office space and the lease of an aircraft by us to FIS, with no such reductions in 2005.

The Company capitalized software development costs paid to FIS of $10.2 million and $3.7 million in 2006 and 2005, respectively, and title plant construction costs paid to FIS of $15.5 million and $6.2 million in 2006 and 2005, respectively.

Business Trends and Conditions

Fidelity National Title Group

Title insurance revenue is closely related to the level of real estate activity which includes sales, mortgage financing and mortgage refinancing. The levels of real estate activity are primarily affected by the average price of real estate sales, the availability of funds to finance purchases, and mortgage interest rates. Other factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. Both the volume and the average price of residential real estate transactions have recently experienced declines in many parts of the country, and it is uncertain how long these trends will continue. Further, interest rates have risen from record low levels in 2003, resulting in reductions in the level of mortgage refinancings and total mortgage originations from 2004 through 2007. We have found that residential real estate activity generally decreases in the following situations:

- when mortgage interest rates are high or increasing;
- when the mortgage funding supply is limited; and
- when the United States economy is weak.

Because commercial real estate transactions tend to be driven more by supply and demand for commercial space and occupancy rates in a particular area rather than by macroeconomic events, our commercial real estate title insurance business can generate revenues which are not dependent on the industry cycles discussed above.

Because these factors can change dramatically, revenue levels in the title insurance industry can also change dramatically. For example, from January 2001 through June 2004, the Federal Reserve decreased interest rates by a total of 550 basis points, bringing interest rates down to their lowest levels in recent history and increasing the volume of residential real estate purchases and refinance activity. From June 2004 through September 2007, the Federal Reserve increased interest rates by a total of 425 basis points. In 2007, as interest rates on adjustable rate mortgages began to reset to higher rates, foreclosures on subprime mortgage loans increased to record levels. This resulted in a significant decrease in levels of available mortgage funding as investors became wary of the risk associated with investing in subprime mortgage loans. In addition, tighter lending standards combined with a bearish outlook on the real estate environment have caused potential home buyers to become reluctant to purchase homes. The second half of 2007 was a particularly weak period for the level of mortgage originations. As a result, our title insurance order counts and revenues have decreased substantially. The Federal Reserve has tried to alleviate investors' concerns by reducing interest rates by a total of 75 basis points from September 2007 to December 2007, and 125 basis points in January 2008. Although our revenues had not yet benefited from these actions as of December 2007, refinance activity has increased in the beginning of 2008 as homeowners respond to the decrease in interest rates. Our open orders have increased, although it is still too early to tell whether this activity will result in an increase in closed orders. This increase in refinance activity is underscored by the Mortgage Bankers Association's ("MBA") current mortgage finance forecast, which predicts an increase in the proportion of mortgage refinancings to total mortgage originations from 50% in 2006 and 2007 to 57% for the first half of 2008. The MBA forecast predicts a 48% refinance ratio in the second quarter of 2008. According to the MBA's forecast,

U.S. mortgage originations (including refinancings) were approximately $2.3 trillion, $2.7 trillion, and $3.0 trillion in 2007, 2006 and 2005, respectively. The MBA's Mortgage Finance Forecast estimates a $2.0 trillion mortgage origination market for 2008, which would be a 16.0% decrease from 2007. The MBA further forecasts that the 16.0% decrease will result from purchase transactions declining from $1.2 trillion in 2007 to $0.9 trillion in 2008 or 21.3% and refinance transactions dropping from $1.2 trillion to $1.0 trillion or 10.8%.

Historically, real estate transactions have produced seasonal revenue levels for title insurers. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The third calendar quarter has been typically the strongest in terms of revenue primarily due to a higher volume of home sales in the summer months and the fourth quarter is usually also strong due to commercial customers desiring to complete transactions by year-end. Significant changes in interest rates may alter these traditional seasonal patterns due to the effect of the cost of financing on the volume of real estate transactions.

Specialty Insurance

Our specialty insurance business participates in the NFIP. We earn fees under that program for settling flood claims and administering the program. Our specialty insurance revenues in 2005 were significantly increased due to fee revenues we earned from settling claims related to the year's major hurricanes, including Katrina, Rita and Wilma.

Critical Accounting Estimates

The accounting estimates described below are those we consider critical in preparing our Consolidated Financial Statements. Management is required to make estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosures with respect to contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. See note A of Notes to the Consolidated Financial Statements for a more detailed description of the significant accounting policies that have been followed in preparing our Consolidated Financial Statements.

Reserve for Claim Losses. Title companies issue two types of policies since both the buyer and lender in real estate transactions want to know that their interest in the property is insured against certain title defects outlined in the policy. An owner's policy insures the buyer against such defects for as long as he or she owns the property (as well as against warranty claims arising out of the sale of the property by such owner). A lender's policy insures the priority of the lender's security interest over the claims that other parties may have in the property. The maximum amount of liability under a title insurance policy is generally the face amount of the policy plus the cost of defending the insured's title against an adverse claim. While most non-title forms of insurance, including property and casualty, provide for the assumption of risk of loss arising out of unforeseen future events, title insurance serves to protect the policyholder from risk of loss from events that predate the issuance of the policy.

Unlike many other forms of insurance, title insurance requires only a one-time premium for continuous coverage until another policy is warranted due to changes in property circumstances arising from refinance, resale, additional liens, or other events. Unless we issue the subsequent policy, we receive no notice that our exposure under our policy has ended and as a result we are unable to track the actual terminations of our exposures.

Our reserve for claim losses includes reserves for known claims ("PLR") as well as for losses that have been incurred but not yet reported to us ("IBNR"), net of recoupments. We reserve for each known claim based on our review of the estimated amount of the claim and the costs required to settle the claim. Reserves for IBNR claims are estimates that are established at the time the premium revenue is recognized and are based upon historical experience and other factors, including industry trends, claim loss history, legal environment, geographic considerations, and the types of policies written. We also reserve for losses arising from escrow, closing and disbursement functions due to fraud or operational error.

The table below summarizes our reserves for known claims and incurred but not reported claims related to title insurance.

	As of December 31, 2007	%	As of December 31, 2006	%
	(In thousands)			
PLR	$ 214,243	16.2%	$ 202,195	17.5%
IBNR	1,108,379	83.8%	952,677	82.5%
Total Reserve	$1,322,622	100.0%	$1,154,872	100.0%

Although most claims against title insurance policies are reported relatively soon after the policy has been issued, claims may be reported many years later. By their nature, claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions and the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.

Our process for recording our reserves for claim losses begins with analysis of our loss provision rate. Management forecasts ultimate losses for each policy year based upon examination of historical policy year loss emergence (development) and adjustment of the emergence patterns to reflect policy year differences in the effects of various influences on the timing, frequency and severity of claims. Management also uses a technique that relies on historical loss emergence and on a premium-based exposure measurement. The latter technique is particularly applicable to the most recent policy years, which have few reported claims relative to an expected ultimate claim volume. After considering historical claim losses, reporting patterns and current market information, and analyzing quantitative and qualitative data provided by our legal, claims and underwriting departments, management determines a loss provision rate, which it records as a percentage of current premiums. This loss provision rate is set to provide for losses on current year policies. We have been recording our loss provision at 7.5% of premiums during 2006 and 2007. At each quarter end, our recorded reserve for claim losses is initially the result of taking the prior recorded reserve for claim losses, adding the current provision to that balance and subtracting actual paid claims from that balance, resulting in an amount that management then compares to the actuarial point estimate provided in the actuarial calculation.

Due to the uncertainty and judgment used by both management and our actuary, our ultimate liability may be greater or less than our current reserves and/or our actuary's calculation. If the recorded amount is within a reasonable range of the actuary's point estimate, but not at the point estimate, management assesses other factors in order to be comfortable with the position of the recorded reserve within a range. These factors, which are more qualitative than quantitative, can change from period to period, and include items such as current trends in the real estate industry (which management can assess, but for which there is a time lag in the development of the data used by our internal actuary), the stratification of certain claims (large vs. small), improvements in the Company's claims management processes, and other cost saving measures. If the recorded amount is not within a reasonable range of our internal actuary's point estimate, we would record a charge and reassess the long-term provision rate on a go forward basis. We will continue to reassess the provision to be recorded in future periods consistent with this methodology.

As of December 31, 2007, our initial recorded reserve for claim losses was $1.187 billion, $97.3 million lower than our internal actuary's point estimate of $1.284 billion. As of September 30, 2007, our initial recorded reserve for claim losses was $1.152 billion, $81.5 million lower than our internal actuary's estimate of $1.233 billion. As a result, at December 31, 2007 and at September 30, 2007, management determined that our initial recorded amounts were outside of a reasonable range from our internal actuary's estimates and we recorded total charges in 2007 of $217.2 million (made up of $81.5 million in the third quarter and $135.7 million in the fourth quarter) in addition to our 7.5% provision for claim losses. These charges result in a balance of $1.323 billion in our title insurance claim loss reserve, which is $39 million, or 3%, higher than the actuary's point estimate but still within a reasonable range. Management believes the appropriate reserve is higher than the actuary's point estimate because, in our judgment, as a result of the actuarial models and assumptions used, the full extent of adverse development in the trend of paid claims has not yet been fully reflected in the actuary's estimate at December 31, 2007. We believe that such adverse paid development will result in an increase in ultimate losses for prior years over and above those projected by our internal actuary's point estimate, thus we have provided for ultimate loss in excess of such estimate. Policy years 2005 and 2006 have exhibited significant adverse paid and reported development versus our initial estimates and as these policy years are not yet mature, they are subject to significant uncertainty as to how they will develop in the future. Please see Item IA, Risk Factors, "If we observe changes in the rate of title insurance claims, it may be necessary for us to record additional charges to our claim loss reserve. This may result in lower net earnings and the potential for earnings volatility."

The table below presents our title insurance loss development experience for the past three years.

	2007	2006	2005
		(In thousands)	
Beginning balance	$1,154,872	$1,068,072	$ 987,076
Reserve assumed/transferred	—	(8,515)	1,000
Claims loss provision related to:			
Current year	285,034	306,179	319,870
Prior years	217,216	39,399	36,631
Total claims loss provision	502,250	345,578	356,501
Claims paid, net of recoupments related to:			
Current year	(17,042)	(18,815)	(14,478)
Prior years	(317,458)	(231,448)	(262,027)
Total claims paid, net of recoupments	(334,500)	(250,263)	(276,505)
Ending balance	$1,322,622	$1,154,872	$1,068,072
Title premiums	$3,800,458	$4,608,329	$4,948,966
Provision for claim losses as a percentage of title insurance premiums:			
Current year	7.5%	6.6%	6.5%
Prior years	5.7%	0.9%	0.7%
Total provision	13.2%	7.5%	7.2%

An approximate $38.0 million increase (decrease) in our annualized provision for claim losses would occur if our loss provision rate were 1% higher (lower), based on 2007 title premiums of $3,800.5 million. A 5% increase (decrease) in our estimate of the reserve for claim losses would result in an increase (decrease) in our provision for claim losses of approximately $66.1 million.

Additionally, for our specialty insurance businesses, we had claims reserves of $65.8 million as of December 31, 2007 and 2006.

Valuation of Investments. We regularly review our investment portfolio for factors that may indicate that a decline in fair value of an investment is other-than-temporary. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include: (i) our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value; (ii) the duration and extent to which the fair value has been less than cost; and (iii) the financial condition and prospects of the issuer. Such reviews are inherently uncertain and the value of the investment may not fully recover or may decline in future periods resulting in a realized loss. Investments are selected for analysis whenever an unrealized loss is greater than a certain threshold that we determine based on the size of our portfolio. Fixed maturity investments that have unrealized losses caused by interest rate movements are not at risk as we have the ability and intent to hold them to maturity. Unrealized losses on investments in equity securities and fixed maturity instruments that are susceptible to credit related declines are evaluated based on the aforementioned factors. Currently available market data is considered and estimates are made as to the duration and prospects for recovery, and the ability to retain the investment until such recovery takes place. These estimates are revisited quarterly and any material degradation in the prospect for recovery will be considered in the other than temporary impairment analysis. We believe that our monitoring and analysis has allowed for the proper recognition of other than temporary impairments over the past three year period. Any change in estimate in this area will have an impact on the results of operations of the period in which a charge is taken. During 2007, 2006, and 2005 we recorded other than temporary impairments totaling $3.1 million, $9.1 million and $8.3 million, respectively. Our investment portfolio exposure to weaknesses in the sub-prime mortgage market is immaterial.

Goodwill. We have made acquisitions in the past that have resulted in a significant amount of goodwill. As of December 31, 2007 and 2006, goodwill aggregated $1,339.7 million and $1,154.3 million, respectively. The majority of our goodwill as of December 31, 2007 relates to goodwill recorded in connection with the Chicago Title merger in 2000. The process of determining whether or not an asset, such as goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. While we believe that our estimates of future cash flows are reasonable, these estimates are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ from what is assumed in our impairment tests. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment test based on an analysis of the discounted future cash flows generated by the underlying assets. We have completed our annual goodwill impairment tests in each of the past three years and have determined that we have a fair value in excess of our carrying value. Such analyses are particularly sensitive to changes in estimates of future cash flows and discount rates. Changes to these estimates might result in material changes in fair value and determination of the recoverability of goodwill which may result in charges against earnings and a reduction in the carrying value of our goodwill.

Other Intangible Assets. We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer relationships, contracts, and the excess of purchase price over the fair value of identifiable net assets acquired (goodwill), discussed above. The determination of estimated useful lives and the allocation of the purchase price to the fair values of the intangible assets requires significant judgment and may affect the amount of future amortization on intangible assets other than goodwill.

The valuation of intangible assets such as software, purchased customer relationships and contracts involves significant estimates and assumptions concerning matters such as customer retention, future cash flows and discount rates. If any of these assumptions change, it could affect the carrying value of these assets. Purchased customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates over a ten-year period. Contractual relationships are generally amortized using the straight-line method over their contractual life. In 2005, we determined that the carrying value of certain of our intangible assets may not be recoverable and recorded impairment charges of $9.3 million, relating to the write-off of these assets. These impairments were recorded as depreciation and amortization expense in our 2005 Consolidated Statements of Earnings. There were no impairment charges recorded relating to intangible assets during 2007 or 2006.

Computer Software. Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. Purchased software is recorded at cost and amortized using the straight line method over a 3 year period and software acquired in business combinations is recorded at its fair value and amortized using straight line and accelerated methods over their estimated useful lives, ranging from 5 to 10 years.

Capitalized software development costs are accounted for in accordance with either SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS 86"), or with The American Institute of Certified Public Accountant's ("AICPA") Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). After the technological feasibility of the software has been established (for SFAS 86 software), or at the beginning of application development (for SOP 98-1 software), software development costs, which include salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to the establishment of technological feasibility (for SFAS 86 software), or prior to application development (for SOP 98-1 software), are expensed as incurred. For software subject to the provisions of SFAS 86, software development costs are amortized on a product by product basis commencing on the date of general release of the products, generally the greater of (1) the straight line method over its estimated useful life, which ranges from three to seven years or (2) the ratio of current revenues to total anticipated revenue over its useful life. The cost of purchased software that is subject to the provisions of SOP 98-1 is amortized on a straight-line basis over its estimated useful life.

Revenue Recognition. The following describes our revenue recognition policies as they pertain to each of our segments:

Fidelity National Title Group. Our direct title insurance premiums and escrow, title-related and other fees are recognized as revenue at the time of closing of the related transaction as the earnings process is then considered complete, whereas premium revenues from agency operations and agency commissions include an accrual based on estimates using historical information of the volume of transactions that have closed in a particular period for which premiums have not yet been reported to us. The accrual for agency premiums is necessary because of the lag between the closing of these transactions and the reporting of these policies to us by the agent. During 2005, we re-evaluated our method of estimation for accruing agency title revenues and commissions and refined the method, which resulted in our recording approximately $50.0 million in additional agency revenue in the second quarter of 2005 than we would have under our prior method. The impact on net earnings of this adjustment was approximately $2.0 million. We are likely to continue to have changes to our accrual for agency revenue in the future, but as demonstrated by this 2005 adjustment, the impact on net earnings of changes in these accruals is very small.

Specialty Insurance Segment. Revenues from home warranty and personal lines insurance policies are recognized over the life of the policy, which is one year. Revenues and commissions related to the sale of flood insurance are recognized when the policy is reported.

Fidelity National Information Services, Inc. Through October 24, 2006, we recognized revenues relating to processing services, software licensing and software related services, mortgage origination services, default management services and data and information services. We provided some services to customers as part of an integrated offering through multiple businesses. The revenues for services provided under these multiple element arrangements were recognized in accordance with Financial Accounting Standards Board ("FASB") EITF Issue No. 00-21, "Revenue Arrangements and Multiple Deliverables" ("EITF 00-21").

FIS recognized revenues relating to bank processing services and mortgage processing services along with software licensing and software related services. Several of FIS's contracts included a software license and one or more of the following services: data processing, development, implementation, conversion, training, programming, post-contract customer support and application management. In some cases, these services were offered in combination with one another and in other cases FIS offered them individually. Revenues from bank and mortgage processing services were typically volume based depending on factors such as the number of accounts processed, transactions processed and computer resources utilized.

The substantial majority of the revenues in this business were from outsourced data processing and application management arrangements. Revenues from these arrangements were recognized as services were performed in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104 ("SAB 104"), *Revenue Recognition* and related interpretations. SAB 104 sets forth guidance as to when revenue was realized or realizable and earned when all of the following criteria were met: (1) persuasive evidence of an arrangement existed; (2) delivery had occurred or services had been rendered. (3) the seller's price to the buyer was fixed and determinable; and (4) collectibility was reasonably assured. Revenues and costs related to implementation, conversion and programming services associated with FIS's data processing and application management agreements during the implementation phase were deferred and subsequently recognized using the straight-line method over the term of the related services agreement. At each reporting period, FIS evaluated these deferred contract costs for impairment.

In the event that FIS's arrangements with its customers included more than one service, FIS determined whether the individual revenue elements could be recognized separately in accordance with EITF 00-21. EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

If all of the services were software related services as determined under the American Institute of Certified Public Accountants' Statement of Position (SOP) 97-2 ("SOP 97-2"), entitled "Software Revenue Recognition," and SOP No. 98-9 ("SOP 98-9"), entitled "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions," FIS applied these pronouncements and related interpretations to determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units.

FIS recognized software license and post-contract customer support fees as well as associated development, implementation, training, conversion and programming fees in accordance with SOP 97-2 and SOP 98-9. Initial license fees were recognized when a contract existed, the fee was fixed or determinable, software delivery had occurred and collection of the receivable was deemed probable, provided that vendor specific objective evidence, or VSOE, had been established for each element or for any undelivered elements. FIS determined the fair value of each element or the undelivered elements in multi element software arrangements based on VSOE. If the arrangement was subject to accounting under SOP 97-2, VSOE for each element was based on the price charged when the same element was sold separately, or in the case of post-contract customer support, when a stated renewal rate was provided to the customer. If evidence of fair value of all undelivered elements existed but evidence did not exist for one or more delivered elements, then revenue was recognized using the residual method. Under the residual method, the fair value of the undelivered elements was deferred and the remaining portion of the arrangement fee was recognized as revenue. If evidence of fair value did not exist for one or more undelivered elements of a contract, then all revenue was deferred until all elements were delivered or fair value was determined for all remaining undelivered elements. Revenue from post-contract customer support was recognized ratably over the term of the agreement. FIS recorded deferred revenue for all billings invoiced prior to revenue recognition.

With respect to a small percentage of revenues, FIS used contract accounting, as required by SOP 97-2, when the arrangement with the customer included significant customization, modification, or production of software. For elements accounted for under contract accounting, revenue was recognized in accordance with SOP No. 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts," using the percentage of completion method since reasonably dependable estimates of revenues and contract hours applicable to various elements of a contract could be made. Revenues in excess of billings on these agreements were recorded as unbilled receivables and were included in trade receivables. Billings in excess of revenue recognized on these agreements were recorded as deferred revenue until revenue recognition criteria were met. Changes in estimates for revenues, costs and profits were recognized in the period in which they were determinable. When FIS's estimates indicated that the entire contract would be performed at a loss, a provision for the entire loss was recorded in that accounting period.

In its mortgage origination businesses, FIS recognized revenues from mortgage origination services which primarily consisted of centralized title agency and closing services for various types of lenders. Revenues relating to centralized title agency and closing services were recognized at the time of closing of the related real estate transaction. Ancillary service fees were recognized when the service was provided. Revenue derived from these services was recognized as the services were performed in accordance with SAB 104 as described above.

In its default management businesses, FIS recognized revenues on services provided to assist customers through the default and foreclosure process, including property preservation and maintenance services (such as lock changes, window replacement, debris removal and lawn service), posting and publication of foreclosure and auction notices, title searches, document preparation and recording services, and referrals for legal and property brokerage services. Revenue derived from these services was recognized as the services were performed in accordance with SAB 104 as described above.

In its information services businesses, FIS recorded revenue from providing data or data related services. These services principally included appraisal and valuation services, property records information, real estate tax services, borrower credit and flood zone information and multiple listing software and services. Revenue derived from these services was recognized as the services were performed in accordance with SAB 104 as described above.

FIS's flood and tax units provided various services including life of loan-monitoring services. Revenue for life of loan services was deferred and recognized ratably over the estimated average life of the loan service period, which was determined based on FIS's historical experience. FIS evaluated its historical experience on a periodic basis, and adjusted the estimated life of the loan service period prospectively. Revenue derived from software and service arrangements included in this segment was recognized in accordance with SOP 97-2 as discussed above.

Revenues from other services in this segment were recognized as the services were performed in accordance with SAB 104 as described above.

Accounting for Income Taxes. As part of the process of preparing the consolidated financial statements, we are required to determine income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within the Consolidated Balance Sheets. We must then assess the likelihood that deferred income tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within income tax expense in the statement of earnings. Determination of the income tax expense requires estimates and can involve complex issues that may require an extended period to resolve. Further, the estimated level of annual pre-tax income can cause the overall effective income tax rate to vary from period to period. We believe that our tax positions comply with applicable tax law and that we adequately provide for any known tax contingencies. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determination of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in assets and liabilities and historical income tax provisions. The outcome of these final determinations could have a material effect on our income tax provision, net income or cash flows in the period that determination is made.

Certain Factors Affecting Comparability

Year ended December 31, 2007. Our results of operations in 2007 exclude the operations of our former subsidiary, FIS. FIS is included in our results of operations through October 24, 2006. Also, as a result of adverse claim loss development on prior policy years, we recorded charges in 2007 totaling $217.2 million, or $159.5 million net of income taxes, to our provision for claim losses. These charges were recorded in addition to our 7.5% provision for claim losses.

Year ended December 31, 2006. Beginning October 24, 2006, with the closing of the 2006 Distribution, our Consolidated Statements of Earnings no longer include the results of FIS. The operations of FIS continue to be included in our Consolidated Financial Statements for periods prior to October 24, 2006. (See note A of the Notes to Consolidated Financial Statements for a description of the accounting treatment of the 2006 asset contribution by FNF and the 2006 Distribution). In addition, our Consolidated Statements of Earnings for 2006 include the results of operations of Certegy Inc. ("Certegy"), which was acquired by FIS on February 1, 2006, as discussed in note B of the Notes to Consolidated Financial Statements. This acquisition may affect the comparability of our 2006 and 2005 results of operations, particularly with respect to FIS in which the operating results of Certegy are included since the acquisition date.

Year ended December 31, 2005. Our Consolidated Statements of Earnings for 2005 include a $318.2 million gain on sale of a minority interest in FIS.

Results of Operations

Consolidated Results of Operations

Net Earnings. The following table presents certain financial data for the years indicated:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Total revenue	$5,524,010	$9,436,101	$9,654,580
Total expenses	$5,347,497	$8,492,899	$8,046,640
Net earnings	$ 129,769	$ 437,761	$ 964,106

Revenue. The following table presents the components of our revenue:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Direct title insurance premiums	$1,601,768	$1,957,064	$2,261,499
Agency title insurance premiums	2,198,690	2,649,136	2,683,545
Escrow, title-related and other fees	1,132,415	1,114,047	1,205,979
Transaction processing	—	3,094,370	2,570,372
Specialty insurance	386,427	394,613	428,939
Interest and investment income	186,252	208,309	144,966
Gain on sale of minority interest in FIS	—	—	318,209
Realized gains and losses, net	18,458	18,562	41,071
Total revenue	$5,524,010	$9,436,101	$9,654,580
Orders opened by direct title operations	2,259,800	3,146,200	3,615,400
Orders closed by direct title operations	1,434,800	2,051,500	2,487,000

Total revenue in 2007 decreased $3,912.1 million compared to 2006. Revenues in 2006 included $3,289.1 million of revenues from FIS operations (including title premiums generated by FIS). The remainder of the 2007 decrease is the result of decreases in title insurance and specialty insurance revenues. Total revenue in 2006 decreased $218.5 million to $9,436.1 million, a decrease of 2.2% compared to 2005. The decrease in 2006 is primarily attributable to decreases in title revenues and revenues from our specialty insurance group and a net $318.2 million non-operating gain on the issuance of subsidiary stock relating to the sale of a minority interest in FIS in 2005, partially offset by an increase in transaction processing revenues.

The following table presents the percentages of title insurance premiums generated by our direct and agency operations:

	Year Ended December 31,					
	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
Direct(1)	$1,601,768	42.1%	$1,957,064	42.5%	$2,261,499	45.7%
Agency(1)	2,198,690	57.9	2,649,136	57.5	2,683,545	54.3
Total title insurance premiums	$3,800,458	100.0%	$4,606,200	100.0%	$4,945,044	100.0%

(1) Includes premiums reported by us and, for periods prior to October 24, 2006, the portion of title premiums FIS reported as commissions in its mortgage origination business in connection with the policies issued by us with respect to which FIS acted as title agent.

Title insurance premiums were $3,800.5 million in 2007, $4,606.2 million in 2006, and $4,945.0 million in 2005. Both direct and agency title premiums decreased from 2006 to 2007 and from 2005 to 2006.

In 2007 and 2006, our mix of direct and agency title premiums stayed relatively consistent, with agency premiums making up 57.9% of total premiums compared with 57.5% in 2006 and 54.3% in 2005.

Direct title premiums in 2006 and 2005 include $73.5 million and $91.9 million, respectively, in premiums generated by FIS. Because the operations of FIS are not included in our results for the periods subsequent to October 23, 2006, title premiums generated by FIS subsequent to October 24, 2006, are included in agency title premiums rather than direct title premiums. Excluding title premiums generated by FIS in 2006 and 2005, direct title premiums decreased $281.8 million, or 15.0%, in 2007 compared to 2006 and $286.0 million, or 13.2%, in 2006 compared to 2005. The decreased level of direct title premiums in both periods is the result of decreases in closed order volumes partially offset by increases in fee per file. Excluding operations of FIS, closed order volumes in our direct operations were approximately 1,434,800, 1,777,900, and 2,169,700 in 2007, 2006, and 2005, respectively, with decreases reflecting declining purchase and refinance markets in 2007 compared to 2006 and a declining purchase market and relatively stable refinance market in 2006 compared to 2005. Tighter lending standards, including a significant reduction in the availability of subprime mortgage lending, combined with rising mortgage default levels and a bearish outlook on the real estate environment have caused buyers to be more reluctant to buy homes and have suppressed refinance activity. Beginning in September 2007, the Federal Reserve Board began decreasing interest rates to infuse money into the economy; however, as of the end of 2007, order counts had not yet shown any benefit from these actions. The average fee per file in our direct operations, excluding the operations of FIS, was $1,635, $1,580 and $1,487 in the years ended December 31, 2007, 2006, and 2005, respectively, reflecting continued strength in the commercial market in all periods and appreciation in home prices through 2006 and 2005.

Agency title premiums in 2007 and 2006 include $149.4 million and $22.4 million, respectively, in premiums generated by FIS. Excluding title premiums generated by FIS in 2007 and 2006, agency title premiums decreased $577.4 million, or 22.0%, in 2007 compared to 2006 and $56.5 million, or 2.1% in 2006 compared to 2005. The decrease in 2007 was primarily due to a decrease in accrued agency premiums that was relatively consistent with the decrease in direct title premiums. During 2005, we reevaluated our method of estimation for accruing agency title revenues and commissions and refined the method, which resulted in our recording approximately $50 million more in agency revenue in the second quarter of 2005 than we would have under our prior method. The impact on net earnings of this adjustment was approximately $2 million. A large portion of our direct title business relates to property near the West coast, where the recent slowing of real estate activity occurred earlier, while a large portion of our agency title business relates to property in the Southeast, where the slowing of real estate activity occurred more recently.

Escrow, title-related and other fees increased $18.4 million, or 1.6%, from 2006 to 2007 and decreased $91.9 million, or 7.6% from 2005 to 2006. Trends in escrow and title-related fees are to some extent related to title insurance activity generated by our direct operations. At Fidelity National Title Group, escrow and other title-related fees, which are more directly related to our direct operations, fluctuated in a pattern generally consistent with the fluctuation in direct title insurance premiums and order counts during the three years ended December 31, 2007. They were also impacted in 2007 by an increase in the proportionate share of direct title premiums provided by commercial activity, for which escrow fees as a percentage of premiums are lower, and by reduced escrow rates in the western part of the country. Offsetting a decrease in escrow and other title-related fees in 2007 was an increase in other income in the corporate and other segment resulting from acquisitions and increased activity in a division of our business that manages real estate owned by financial institutions. In addition, we recorded income of $12.3 million in fees associated with the syndication of investors in the acquisition of Ceridian.

Interest and investment income levels are primarily a function of securities markets, interest rates and the amount of cash available for investment. Interest and investment income was $186.3 million, $208.3 million, and $145.0 million in 2007, 2006, and 2005, respectively. Average invested assets were $4,531.2 million, $5,088.9 million, and $4,711.4 million in 2007, 2006, and 2005, respectively. The tax equivalent yield, excluding realized gains and losses, was 5.0%, 4.8%, and 3.8% in 2007, 2006, and 2005, respectively.

Net realized gains were $18.5 million, $18.6 million and $41.1 million for 2007, 2006 and 2005, respectively, each made up of a number of gains and losses on various transactions, none of which were individually significant. During 2007, 2006, and 2005, we recorded impairment charges on equity investments that we considered to be other-than-temporarily impaired, resulting in charges of $3.1 million, $9.1 million, and $8.3 million, respectively.

Expenses. The following table presents the components of our expenses:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Personnel costs	$1,700,935	$3,225,319	$3,224,678
Other operating expenses	1,109,438	2,075,101	1,702,353
Agent commissions	1,698,215	2,035,423	2,060,467
Depreciation and amortization	130,092	460,750	406,259
Provision for claim losses	653,876	486,334	480,556
Interest expense	54,941	209,972	172,327
Total expenses	$5,347,497	$8,492,899	$8,046,640

Our operating expenses consist primarily of personnel costs, other operating expenses, which in our title insurance business are incurred as orders are received and processed, and agent commissions, which are incurred as revenue is recognized. Title insurance premiums, escrow and other title-related fees are generally recognized as income at the time the underlying transaction closes. As a result, direct title operations revenue lags approximately 45-60 days behind expenses and therefore gross margins may fluctuate. The changes in the market environment, mix of business between direct and agency operations and the contributions from our various business units have impacted margins and net earnings. We have implemented programs and have taken necessary actions to maintain expense levels consistent with revenue streams. However, a short time lag exists in reducing variable costs, and certain fixed costs are incurred regardless of revenue levels.

Personnel costs include base salaries, commissions, benefits, stock-based compensation and bonuses paid to employees, and are one of our most significant operating expenses. Excluding personnel costs related to FIS of $1,357.4 million and $1,276.6 million in 2006 and 2005, respectively, personnel costs totaled $1,700.9 million, $1,867.9 million and $1,948.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Excluding FIS operations, personnel costs as a percentage of total revenues were 30.8%, 30.4% and 28.3% in 2007, 2006 and 2005, respectively. The decreases in personnel costs are due to decreases in 2007 and 2006 at Fidelity National Title Group, partially offset by increases in 2007 and 2006 in the corporate and other segment and an increase in 2006 in the specialty insurance segment. On a consolidated basis, we reduced our full-time equivalent employees by about 2,300 during 2007 and 2,400 during 2006. The decreases at Fidelity National Title Group resulted from decreases in the number of personnel and decreases in average annualized personnel costs per employee. The increases in the corporate and other segment are primarily the result of acquisitions. Included in personnel costs is stock-based compensation expense of $29.9 million, $65.0 million, and $34.1 million for the years ended December 31, 2007, 2006, and 2005, respectively. The increase in expense related to stock-based compensation plans in 2006 is primarily due to an acceleration charge of $24.5 million recorded by FIS relating to performance-based options. See note M of Notes to Consolidated Financial Statements. Excluding stock-based compensation amounts related to FIS of $37.3 million and $20.4 million in 2006 and 2005, respectively, stock-based compensation costs were $29.9 million, $27.7 million, and $13.7 million for 2007, 2006 and 2005, respectively.

Other operating expenses consist primarily of facilities expenses, title plant maintenance, premium taxes (which insurance underwriters are required to pay on title premiums in lieu of franchise and other state taxes), postage and courier services, computer services, professional services, travel expenses, general insurance, and trade and notes receivable allowances. Excluding other operating expenses of $1,115.2 million and $751.3 million in 2006 and 2005, respectively, related to FIS, other operating expenses were $1,109.4 million, $959.9 million, and $951.1 million in 2007, 2006, and 2005, respectively. The increase in 2007 compared to 2006 was primarily due to acquisitions in the Fidelity National Title Group and corporate segments and an abandoned lease charge of $13.0 million relating to office closures. Excluding other operating expenses of FIS, the increase in 2006 was primarily due to acquisitions in the corporate segment and growth in the specialty insurance segment, partially offset by cost reductions in the Fidelity National Title Group segment.

Agent commissions represent the portion of premiums retained by agents pursuant to the terms of their respective agency contracts. Agent commissions and the resulting percentage of agent premiums we retain vary according to regional differences in real estate closing practices and state regulations.

The following table illustrates the relationship of agent title premiums and agent commissions:

	Year Ended December 31,					
	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
Agent title premiums	$2,198,690	100.0%	$2,649,136	100.0%	$2,683,545	100.0%
Agent commissions	1,698,215	77.2	2,035,423	76.8	2,060,467	76.8
Net	$ 500,475	22.8%	$ 613,713	23.2%	$ 623,078	23.2%

Net margin from agency title insurance premiums we retain as a percentage of total agency premiums remained relatively consistent in 2007 compared with 2006. Agent commissions and the resulting percentage of agent premiums we retain vary according to regional differences in real estate closing practices and state regulations.

Depreciation and amortization expense, excluding FIS depreciation and amortization of $343.6 million and $299.6 million in 2006 and 2005, respectively, was $130.1 million, $117.2 million, and $106.6 million in 2007, 2006, and 2005, respectively.

The provision for claim losses includes an estimate of anticipated title and title-related claims, escrow losses and homeowner's claims relating to our specialty insurance segment. The estimate of anticipated title and title-related claims is accrued as a percentage of title premium revenue based on our historical loss experience and other relevant factors. We monitor our claims loss experience on a continual basis and adjust the provision for claim losses accordingly as new information becomes known, new loss patterns emerge, or as other contributing factors are considered and incorporated into the analysis of the reserve for claim losses. The claim loss provision for title insurance was $502.3 million, $345.6 million and $356.5 million in 2007, 2006 and 2005. The provision for claim losses in 2007 reflected a provision of 7.5% of title premiums and additional charges of $217.2 million resulting from adverse claim loss development on prior policy years. See "Critical Accounting Estimates" for further discussion relating to the Company's reserve for claim losses and the $217.2 million charges. Our claim loss provision as a percentage of total title premiums was 13.2%, 7.5% and 7.2% in 2007, 2006 and 2005, respectively. The claim loss provision for our specialty insurance businesses was $151.6 million, $140.6 million, and $124.1 million in 2007, 2006, and 2005, respectively, with the increases resulting primarily from higher volumes in the homeowners' insurance business.

Excluding interest expense attributable to FIS of $154.2 million and $126.8 million in 2006 and 2005, respectively, interest expense for the years ended December 31, 2007, 2006 and 2005 was $54.9 million, $55.8 million, and $45.5 million, respectively. Excluding interest expense attributable to FIS, the increase in 2006 was primarily due to increases in interest rates and average borrowings.

Income tax expense as a percentage of earnings before income taxes for 2007, 2006 and 2005 was 26.5%, 37.2%, and 35.6%, respectively. The fluctuation in income tax expense as a percentage of earnings before income taxes is attributable to our estimate of ultimate income tax liability, and changes in the characteristics of net earnings year to year, such as the weighting of operating income versus investment income. Income tax expense as a percentage of earnings before income taxes decreased in 2007 compared to 2006 and 2005 primarily due to the increase in the proportion of tax-exempt interest income to pre-tax earnings. The lower rate in 2005 is partially attributable to the fact that no income taxes were provided for the gain on the issuance of FIS stock and the fact that the payment of a $10 per share dividend on shares held by the FNF 401(k) Plan was deductible for tax purposes. This was partially offset by the approximately $100.0 million in tax expense recorded by Old FNF in connection with its 2005 distribution of a minority interest in FNT.

Minority interest expense for 2007, 2006 and 2005 was less than $0.1 million, $154.6 million, and $70.4 million, respectively. The decrease in minority interest expense in 2007 compared to 2006 is primarily attributable to earnings generated by FIS and FNT, in which, prior to October 24, 2006, Old FNF held ownership positions of 50.7% and 82.5%, respectively. The increase in minority interest expense in 2006 relates primarily to recording minority interest expense on the earnings of FIS since the March 9, 2005 sale of a 25% minority interest and recording minority interest on the earnings of FNT since the October 17, 2005 minority interest distribution to Old FNF shareholders.

Segment Results of Operations

Fidelity National Title Group

The following table presents certain financial data for the years indicated:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Direct title insurance premiums	$1,601,768	$1,883,357	$2,184,993
Agency title insurance premiums	2,198,690	2,724,972	2,763,973
Escrow, title-related and other fees	1,034,574	1,109,293	1,204,127
Interest and investment income	167,341	167,007	111,628
Realized gains and losses, net	5,080	14,627	36,782
Total revenue	5,007,453	5,899,256	6,301,503
Personnel costs	1,594,516	1,789,805	1,897,904
Other operating expenses	891,838	891,111	920,905
Agent commissions	1,698,085	2,099,244	2,140,912
Depreciation and amortization	120,223	110,487	102,105
Provision for claim losses	502,250	345,578	354,710
Interest expense	14,597	12,755	16,663
Total expenses	4,821,509	5,248,980	5,433,199
Earnings before income taxes and minority interest	$ 185,944	$ 650,276	$ 868,304

Total revenues in 2007 decreased $891.8 million to $5,007.5 million, a decrease of 15.1% compared to 2006. Total revenue in 2006 decreased $402.2 million to $5,899.3 million, or 6.4%, compared to 2005. For an analysis of this segment's revenues, please see the analysis of direct and agency title insurance premiums and escrow and other title-related fees under "Consolidated Results of Operations."

Interest and investment income levels are primarily a function of securities markets, interest rates and the amount of cash available for investment. Interest and investment income in 2007 was $167.3 million, $167.0 million, and $111.6 million in 2007, 2006, and 2005, respectively. In 2007, an increase in interest rates was partially offset by a decrease in the short-term investment asset base. The increase in interest and investment income in 2006 was primarily due to an increase in the short-term investment and fixed income asset base and an increase in interest rates. Average invested assets were $3,791.4 million, $4,009.4 million, and $3,732.6 million in 2007, 2006, and 2005, respectively. The tax equivalent yield, excluding realized gains and losses, was 5.3%, 4.8%, and 3.8% in 2007, 2006, and 2005, respectively.

Net realized gains and losses for 2007, 2006, and 2005 were $5.1 million, $14.6 million, and $36.8 million, respectively, each made up of a number of gains and losses on various transactions, none of which were individually significant.

Personnel costs include base salaries, commissions, benefits and bonuses paid to employees, and are one of our most significant operating expenses. Personnel costs totaled $1,594.5 million, $1,789.8 million, and $1,897.9 million for the years ended December 31, 2007, 2006, and 2005, respectively. Personnel costs, as a percentage of direct title insurance premiums and escrow, title-related and other fees, were 60.5% in 2007, 59.8% in 2006, and 56.0% in 2005. The increase in personnel costs as a percentage of related revenue in 2006 was primarily due to increased salary and benefit costs due to competition. Average annualized personnel cost per employee decreased slightly in 2007 and

2006, reflecting decreases in variable personnel costs such as overtime, commissions and bonuses, partially offset in 2006 by increases in fixed personnel costs caused by increased competition. Average employee count decreased to 16,416 in 2007 from 18,352 in 2006 and 19,302 in 2005.

Other operating expenses consist primarily of facilities expenses, title plant maintenance, premium taxes (which insurance underwriters are required to pay on title premiums in lieu of franchise and other state taxes), postage and courier services, computer services, professional services, advertising expenses, general insurance, and trade and notes receivable allowances. Other operating expenses totaled $891.8 million, $891.1 million, and $920.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Other operating expenses as a percentage of direct title insurance premiums and escrow, title-related and other fees were 33.8% in 2007, 29.8% in 2006, and 27.2% in 2005, with the increase in 2007 primarily due to a decrease in benefits related to our escrow balances, which are reflected as an offset to other operating expenses, an increase in legal and regulatory expenses, and an abandoned lease charge of $13.0 million relating to office closures. As a result of holding customers' assets in escrow, we have ongoing programs for realizing economic benefits. Those economic benefits decreased due to a decrease in escrow balances and an increase in the portion of those benefits derived from tax exempt income. Legal and regulatory expenses increased due to an increase in class action litigation and our response to a target letter received from the United States Attorney's Office in the Southern District of Texas, which was successfully resolved during the second quarter. The increase in other operating expenses as a percentage of direct title insurance premiums and escrow, title-related and other fees in 2006 was primarily due to declining order volumes, which resulted in the decline in revenue outpacing cost reductions.

Agent commissions represent the portion of premiums retained by agents pursuant to the terms of their respective agency contracts. Agent commissions and the resulting percentage of agent premiums we retain vary according to regional differences in real estate closing practices and state regulations.

The provision for claim losses includes an estimate of anticipated title and title-related claims and escrow losses. The estimate of anticipated title and title-related claims is accrued as a percentage of title premium revenue based on our historical loss experience and other relevant factors. We monitor our claims loss experience on a continual basis and adjust the provision for claim losses accordingly as new information becomes known, new loss patterns emerge, or as other contributing factors are considered and incorporated into the analysis of the reserve for claim losses. The claim loss provision for title insurance was $502.3 million, $345.6 million, and $354.7 million in 2007, 2006, and 2005, respectively. The provision for claim losses in 2007 reflected a provision of 7.5% of title premiums and additional charges of $217.2 million resulting from adverse claim loss development on prior policy years. Our claim loss provision as a percentage of total title premiums was 13.2%, 7.5%, and 7.2% in 2007, 2006, and 2005, respectively.

Specialty Insurance Segment

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Revenue	$386,427	$394,613	$428,939
Interest and investment income	16,231	15,565	8,991
Realized gains and losses, net	23	17	73
Total revenue	402,681	410,195	438,003
Personnel costs	45,499	45,145	40,451
Other operating expenses	144,992	144,702	135,320
Depreciation and amortization	6,046	6,254	4,279
Provision for claim losses	151,626	140,625	124,055
Interest expense	1,478	1,443	377
Total expenses	349,641	338,169	304,482
Earnings before income taxes and minority interest	$ 53,040	$ 72,026	$133,521

Revenues from specialty insurance include revenues from the issuance of flood, homeowners', automobile, and other personal lines insurance policies and home warranty policies. In our flood insurance business, we provide coverage under the National Flood Insurance Program, the U.S. federal flood insurance program, and receive fees for assistance in settling claims. Specialty insurance revenues were $402.7 million, $410.2 million, and $438.0 million in 2007, 2006 and 2005, respectively. The decrease in revenues in 2007 compared to 2006 was due to decreases in flood and home warranty revenues, partially offset by an increase in revenues from the homeowners' and automobile insurance lines. The decrease in revenues in 2006 compared to 2005 was due to a decrease in flood revenues caused by a very active 2005 hurricane season, partially offset by organic growth in our homeowners' insurance business.

Flood revenues decreased $7.4 million, or 4.8%, in 2007 compared to 2006 and $72.2 million, or 32.0%, in 2006 compared to 2005, in each case reflecting a less active hurricane season, partially offset by volume and rate increases. The decrease in revenues in 2006 compared to 2005 was primarily the result of the large volume of flood insurance claims processed in 2005 related to three hurricanes: Katrina, Wilma, and Rita.

Revenues from the homeowners' and automobile insurance lines of business increased $6.6 million, or 4.3%, in 2007 compared to 2006, and $33.9 million, or 29.0%, in 2006 compared to 2005, in each case due to growth as we expand this business across the country.

Revenues from the home warranty line of business decreased $7.4 million, or 9.5% in 2007, primarily due to the decrease in real estate transaction volumes. Home warranty revenues decreased $0.3 million, or 0.3%, in 2006 compared to 2005.

Personnel costs were $45.5 million, $45.1 million, and $40.5 million in 2007, 2006 and 2005, respectively. As a percentage of total specialty insurance revenues, personnel costs were 11.3%, 11.0%, and 9.2% in 2007, 2006 and 2005, respectively. Excluding $100.0 million in revenues generated by the processing of flood claims associated with hurricanes Katrina, Wilma and Rita, this percentage was 12.3% in 2005 and the decrease as a percentage of revenues in 2006 and 2007 was primarily the result of growth of the business lines, which has not required a proportionate increase in personnel.

Other operating expenses in the specialty insurance segment increased $0.3 million in 2007 compared to 2006 and increased $9.4 million in 2006 compared to 2005. Other operating expenses in 2007 were impacted by the results of an internal review of our treatment of certain costs relating to insurance policies issued by our specialty insurance segment, in the course of which we determined that certain costs should be deferred and amortized over the life of the policy consistent with the recognition of the premiums. We recorded an adjustment as of March 31, 2007, increasing prepaid and other assets and reducing other operating expenses by $12.2 million, representing amounts that should have been deferred as of March 31, 2007 on policies issued over the prior twelve months. This adjustment is not material to the Company's financial position or results of operations for any previously reported annual periods. The impact of this adjustment was offset by the increase in premiums written in our homeowners' insurance business. The increase in 2006 was due to an increase in premiums written in our homeowners' insurance business. As a percentage of revenues, other operating expenses were 36.0%, 35.3% and 30.9% in 2007, 2006 and 2005, respectively.

The provision for claim loss expense was $151.6 million, $140.6 million, and $124.1 million in 2007, 2006 and 2005, respectively. As a percentage of premiums earned the claim loss provision was 63.9%, 62.7%, and 65.8% in 2007, 2006 and 2005, respectively. The increases in 2007 and 2006 were primarily the result of the increases in volumes in the homeowners' insurance business. The 2007 and 2006 provisions also reflect positive development in trends of prior accident years.

A summary of the reserve for claim losses is as follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Beginning balance	$ 65,764	$ 45,434	$ 13,398
Claim loss provision related to:			
Current year	165,659	148,328	121,421
Prior years	(14,033)	(7,703)	2,634
Total claim loss provision	151,626	140,625	124,055
Claims paid, net of recoupments related to:			
Current year	(115,643)	(92,893)	(81,113)
Prior years	(35,898)	(27,402)	(10,906)
Total claims paid, net of recoupments	(151,541)	(120,295)	(92,019)
Ending balance	$ 65,849	$ 65,764	$ 45,434

Corporate and Other Segment

The corporate and other segment is primarily comprised of the operations of our parent holding company and smaller entities not included in our operating subsidiaries. It generated a pretax loss of $62.5 million and $97.5 million in 2007 and 2006, respectively, and $286.1 million in pretax earnings in 2005. In 2007, we recorded income of $12.3 million in management fees under an agreement entered into in connection with the acquisition of Ceridian. The 2005 earnings were largely due to the gain on sale of subsidiary securities in connection with the sale of a minority interest in FIS, offset by income tax and by minority interest expense related to the distribution of a minority interest in FNT.

Fidelity National Information Services, Inc.

The Company's consolidated results of operations include FIS' results of operations through October 23, 2006. Thus, while a full year of activity is presented for 2005, the 2006 results of operations only include activity until October 24, 2006, the closing date of the 2006 Distribution. The FIS segment generated revenues of $3,280.4 million and $2,766.1 million and net earnings of $200.0 million and $195.6 million in 2006 and 2005, respectively.

Liquidity and Capital Resources

Cash Requirements. Our cash requirements include operating expenses, taxes, payments of interest and principal on our debt, capital expenditures, business acquisitions, and dividends on our common stock. We intend to pay an annual dividend of $1.20 per share on our common stock, payable quarterly, or an aggregate of approximately $255.8 million per year, although the declaration of any future dividends is at the discretion of our board of directors. We believe that all anticipated cash requirements for current operations will be met from internally generated funds, through cash dividends from subsidiaries, cash generated by investment securities and borrowings on existing credit facilities. Our short-term and long-term liquidity requirements are monitored regularly to ensure that we can meet our cash requirements. We forecast the needs of all of our subsidiaries and periodically review their short-term and long-term projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying such forecasts.

Our insurance subsidiaries generate cash from premiums earned and their respective investment portfolios and these funds are adequate to satisfy the payments of claims and other liabilities. Due to the magnitude of our investment portfolio in relation to our claims loss reserves, we do not specifically match durations of our investments to the cash outflows required to pay claims, but do manage outflows on a shorter time frame.

Our two significant sources of internally generated funds are dividends and other payments from our subsidiaries. As a holding company, we receive cash from our subsidiaries in the form of dividends and as reimbursement for operating and other administrative expenses we incur. The reimbursements are paid within the guidelines of management agreements among us and our subsidiaries. Our insurance subsidiaries are restricted by state regulation in their ability to pay dividends and make distributions. Each state of domicile regulates the extent to which our title underwriters can pay dividends or make distributions. As of December 31, 2007, $1,802.3 billion of our net assets were restricted from dividend payments without prior approval from the relevant departments of insurance. During 2008, our first tier title insurance subsidiaries can pay or make distributions to us of approximately $251.1 million without prior regulatory approval. Our underwritten title companies and non-title insurance subsidiaries collect revenue and pay operating expenses. However, they are not regulated to the same extent as our insurance subsidiaries.

Capital Expenditures. Total capital expenditures for property and equipment were $83.9 million, $145.4 million, and $149.9 million in 2007, 2006, and 2005, respectively and included FIS expenditures of $87.7 million and $79.6 million for 2006 and 2005, respectively. Total capital expenditures for software were $29.3 million, $180.9 million, and $166.1 million in 2007 and 2006, and 2005 respectively, and were primarily comprised of FIS expenditures in both 2006 and 2005.

Financing. Effective October 24, 2006, we entered into a credit agreement (the "Credit Agreement") with Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the other financial institutions party thereto. Effective October 11, 2007, we exercised an option to increase the size of the credit facility by an additional $300 million. The Credit Agreement, which replaced our previous credit agreement, provides for a $1.1 billion unsecured revolving credit facility, including the $300 million increase, maturing on the fifth anniversary of the closing date. Amounts under the revolving credit facility may be borrowed, repaid and reborrowed by the borrower thereunder from time to time until the maturity of the revolving credit facility. Voluntary prepayment of the revolving credit facility under the Credit Agreement is permitted at any time without fee upon proper notice and subject to a minimum dollar requirement. Revolving loans under the credit facility bear interest at a variable rate based on either (i) the higher of (a) a rate per annum equal to one-half of one percent in excess of the Federal Reserve's Federal Funds rate, or (b) Bank of America's "prime rate" or (ii) a rate per annum equal to the British Bankers Association London Interbank Offered Rate ("LIBOR") plus a margin of between 0.23%-0.675%, depending on our then current senior unsecured long-term debt rating from the rating agencies. In addition, we pay a commitment fee between 0.07%-0.175% on the entire facility, also depending on our senior unsecured long-term debt rating. As of December 31, 2007, we had borrowed $535 million under the Credit Agreement, bearing interest at 5.21%.

The Credit Agreement contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on the creation of liens, sales of assets, the incurrence of indebtedness, restricted payments, transactions with affiliates, and certain amendments. The Credit Agreement prohibits us from paying dividends to our stockholders if an event of default has occurred and is continuing or would result therefrom. The Credit Agreement requires us to maintain certain financial ratios and levels of capitalization. The Credit Agreement includes customary events of default for facilities of this type (with customary grace periods, as applicable). These events of default include a cross-default provision that, subject to limited exceptions, permits the lenders to declare the Credit Agreement in default if: (i) (A) we fail to make any payment after the applicable grace period under any indebtedness with a principal amount (including undrawn committed amounts) in excess of 3% of our net worth, as defined in the Credit Agreement, or (B) we fail to perform any other term under any such indebtedness, or any other event occurs, as a result of which the holders thereof may cause it to become due and payable prior to its maturity; or (ii) certain termination events occur under significant interest rate, equity or other swap contracts. The Credit Agreement provides that, upon the occurrence of an event of default, the interest rate on all outstanding obligations will be increased and payments of all outstanding loans may be accelerated and/or the lenders' commitments may be terminated. In addition, upon the occurrence of certain insolvency or bankruptcy related events of default, all amounts payable under the Credit Agreement shall automatically become immediately due and payable, and the lenders' commitments will automatically terminate.

In connection with the purchase of certain leasing assets from FIS (see "Transactions with Related Parties" in note A of Notes to Consolidated Financial Statements), we assumed certain liabilities associated with those assets. These liabilities include various bank promissory notes, which are non-recourse obligations and are secured by interests in certain leases and underlying equipment. These promissory notes, with a balance of $133.1 million at December 31, 2007, bear interest at various fixed rates and mature at various dates. In addition, we also assumed a

$20 million revolving credit facility. This facility is also secured by interests in certain leases and underlying equipment, bears interest at Prime-0.5%, and is due August 2008 As of December 31, 2007, $18 million was unused. On September 30, 2007, also in connection with the acquisition of certain leasing assets from FIS, we entered into an unsecured note due to FIS in the amount of $7.3 million. The note bears interest at LIBOR+0.45%, includes principal amortization of $0.2 million per quarter and is due October, 2012.

Our outstanding debt also includes $241.3 million aggregate principal amount of our 7.30% notes due 2011 and $250.0 million aggregate principal amount of our 5.25% notes due 2013. These notes contain customary covenants and events of default for investment grade public debt. They do not include a cross-default provision.

We lend fixed maturity and equity securities to financial institutions in short-term security lending transactions. Our security lending policy requires that the cash received as collateral be 102% or more of the fair value of the loaned securities. These short-term security lending arrangements increase investment income with minimal risk. At December 31, 2007, we had security loans outstanding with a fair value of $271.8 million included in accounts payable and accrued liabilities and we held cash in the same amount as collateral for the loaned securities.

In addition to the foregoing financing arrangements of the Company, our historical financial statements for years prior to 2007 reflect debt and interest expense of Old FNF and its other subsidiaries, principally FIS.

Seasonality. Historically, real estate transactions have produced seasonal revenue levels for title insurers. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The third calendar quarter has been typically the strongest in terms of revenue primarily due to a higher volume of home sales in the summer months and the fourth calendar quarter is usually also strong due to commercial entities desiring to complete transactions by year-end. During 2007, we have seen a divergence from these historical trends as tighter lending standards, including a significant reduction in the availability of subprime mortgage lending, combined with rising default levels and a bearish outlook on the real estate environment have caused home buyers to be more reluctant to buy homes and have suppressed refinance activity.

Contractual Obligations. Our long term contractual obligations generally include our loss reserves, our credit agreements and other debt facilities and operating lease payments on certain of our premises and equipment. As of December 31, 2007, our required annual payments relating to these contractual obligations were as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
				(Dollars in thousands)			
Notes payable	$ 61,761	$ 44,577	$ 18,597	$781,940	$ 7,434	$253,430	$1,167,739
Operating lease payments	131,821	100,930	72,067	46,369	25,528	81,417	458,132
Pension and post retirement payments	17,057	14,840	16,085	16,018	15,768	87,196	166,964
Title claim losses	250,257	192,472	145,099	107,342	86,682	540,770	1,322,622
Specialty insurance claim losses	49,746	11,995	3,521	587	—	—	65,849
Total	$510,642	$364,814	$255,369	$952,256	$135,412	$962,813	$3,181,306

As of December 31, 2007, we had title insurance reserves of $1,322.6 million. The amounts and timing of these obligations are estimated and are not set contractually. Nonetheless, based on historical title insurance claim experience, we anticipate the above payment patterns. While we believe that historical loss payments are a reasonable source for projecting future claim payments, there is significant inherent uncertainty in this payment pattern estimate because of the potential impact of changes in:

- future mortgage interest rates, which will affect the number of real estate and refinancing transactions and, therefore, the rate at which title insurance claims will emerge;
- the legal environment whereby court decisions and reinterpretations of title insurance policy language to broaden coverage could increase total obligations and influence claim payout patterns;

- events such as fraud, defalcation, and multiple property title defects that can substantially and unexpectedly cause increases in both the amount and timing of estimated title insurance loss payments;
- loss cost trends whereby increases or decreases in inflationary factors (including the value of real estate) will influence the ultimate amount of title insurance loss payments; and
- claims staffing levels whereby claims may be settled at a different rate based on the future staffing levels of the claims department.

In addition to our title insurance reserves, at December 31, 2007, we held claim reserves of $65.8 million in our specialty insurance business segment. There is uncertainty with respect to the precise payout pattern of these reserves, which we have estimated in the table above based on historical experience.

Capital Stock Transactions. On October 25, 2006, our Board of Directors approved a three-year stock repurchase program under which we can repurchase up to 25 million shares of our common stock. We may make purchases from time to time in the open market, in block purchases or in privately negotiated transactions, depending on market conditions and other factors. None of our common stock was repurchased under this plan in 2006. We began purchasing shares under this program on a regular basis on April 30, 2007 and, through December 31, 2007, we have repurchased a total of 9,675,000 shares for $183.1 million, or an average of $18.93 per share.

This includes 1,000,000 shares which we purchased from our Chairman of the Board, William P. Foley, II. In August 2007, Mr. Foley planned to sell 1,000,000 shares of FNF stock on the open market. Because the Company was actively purchasing shares of treasury stock on the open market at the same time, the Company agreed to purchase 1,000,000 shares from Mr. Foley on August 8, 2007, for $22.1 million, or $22.09 per share, the market price at the time of the purchase. From time to time, we evaluate whether we should raise cash through borrowings under our Credit Agreement or new financings, including, potentially, financings that would or would not increase our number of outstanding shares, and use the cash to buy back shares. The proceeds of any such financing could alternatively be used to pay for acquisitions or for other general corporate purposes. There can be no assurance that we will enter into any such financing transaction or repurchase any shares.

Additional Minimum Pension Liability Adjustment. We recorded a net-of-tax credit of $10.7 million to accumulated other comprehensive loss in 2007 in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," for the change in our minimum pension liability.

Equity Investments. Our equity investments are in companies whose values are subject to significant volatility. Should the fair value of these investments fall below our cost basis and/or the financial condition or prospects of these companies deteriorate, we may determine in a future period that this decline in fair value is other-than-temporary, requiring that an impairment loss be recognized in the period such a determination is made.

Off-Balance Sheet Arrangements. We do not engage in off-balance sheet activities other than facility and equipment leasing arrangements. On June 29, 2004, Old FNF entered into an off-balance sheet financing arrangement (commonly referred to as a "synthetic lease"). The owner/lessor in this arrangement acquired land and various real property improvements associated with new construction of an office building in Jacksonville, Florida that is part of our corporate campus and headquarters. The lease expires on June 28, 2011, with renewal subject to consent of the lessor and the lenders. The lessor is a third-party limited liability company. The synthetic lease facility provides for amounts up to $75.0 million. As of December 31, 2007, the full $75.0 million had been drawn on the facility to finance land costs and related fees and expenses and the outstanding balance was $70.1 million. The lease includes guarantees by us of up to 86.7% of the outstanding lease balance, and options to purchase the facilities at the outstanding lease balance. The guarantee becomes effective if we decline to purchase the facilities at the end of the lease and also decline to renew the lease. The lessor financed the acquisition of the facilities through funding provided by third-party financial institutions. We have no affiliation or relationship with the lessor or any of its employees, directors or affiliates, and our transactions with the lessor are limited to the operating lease agreement and the associated rent expense that is included in other operating expenses in the Consolidated Statements of Earnings.

We do not believe the lessor is a variable interest entity, as defined in FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46"). In addition, we have verified that even if the lessor was determined to be a variable interest entity, we would not be required to consolidate the lessor or the assets and liabilities associated with the assets leased to us. This is because the assets leased by us will not exceed 50% of the total fair value of the lessor's assets excluding any assets that should be excluded from such calculation under FIN 46, nor did the lessor finance 95% or more of the leased balance with non-recourse debt, target equity or similar funding.

In conducting our operations, we routinely hold customers' assets in escrow, pending completion of real estate transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the Consolidated Balance Sheets. As a result of holding these customers' assets in escrow, we have ongoing programs for realizing economic benefits during the year through favorable borrowing and vendor arrangements with various banks. There were no investments or loans outstanding as of December 31, 2007 related to these arrangements.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements, please see note A of Notes to Consolidated Financial Statements included elsewhere herein.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

In the normal course of business, we are routinely subject to a variety of risks, as described in the Risk Factors section of this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission. For example, we are exposed to the risk that decreased real estate activity, which depends in part on the level of interest rates, may reduce our title insurance revenues.

The risks related to our business also include certain market risks that may affect our debt and other financial instruments. At present, we face the market risks associated with our marketable equity securities subject to equity price volatility and with interest rate movements on our outstanding debt and fixed income investments.

We regularly assess these market risks and have established policies and business practices designed to protect against the adverse effects of these exposures.

At December 31, 2007, we had $1.2 billion in long-term debt, of which $544.1 million bears interest at a floating rate. Our fixed maturity investments and borrowings are subject to an element of market risk from changes in interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions. We manage interest rate risk through a variety of measures. We monitor our interest rate risk and make investment decisions to manage the perceived risk. However, we do not currently use derivative financial instruments in any material amount to hedge these risks. .

Equity price risk is the risk that we will incur economic losses due to adverse changes in equity prices. In the past, our exposure to changes in equity prices primarily resulted from our holdings of equity securities. At December 31, 2007, we held $93.3 million in equity securities. The carrying values of investments subject to equity price risks are based on quoted market prices as of the balance sheet date. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments and general market conditions. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold. We principally manage equity price risk through industry and issuer diversification and asset allocation techniques.

For purposes of this Annual Report on Form 10-K, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of our debt and other financial instruments.

The financial instruments that are included in the sensitivity analysis with respect to interest rate risk include fixed maturity investments and notes payable. The financial instruments that are included in the sensitivity analysis with respect to equity price risk include marketable equity securities. It is not anticipated that there would be a significant change in the fair value of other long-term investments or short-term investments if there were a change in market conditions, based on the nature and duration of the financial instruments involved.

To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of hypothetical changes in interest rates and equity prices on market-sensitive instruments. The changes in fair values for interest rate risks are determined by estimating the present value of future cash flows using various models, primarily duration modeling. The changes in fair values for equity price risk are determined by comparing the market price of investments against their reported values as of the balance sheet date.

Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant. For example, our reserve for claim losses (representing 31.8% of total liabilities at December 31, 2007) is not included in the hypothetical effects.

We have no market risk sensitive instruments entered into for trading purposes; therefore, all of our market risk sensitive instruments were entered into for purposes other than trading. The results of the sensitivity analysis at December 31, 2007, and December 31, 2006, are as follows:

Interest Rate Risk

At December 31, 2007, an increase (decrease) in the levels of interest rates of 100 basis points, with all other variables held constant, would result in a (decrease) increase in the fair value of our fixed maturity securities of $91.9 million as compared with a (decrease) increase of $100.7 million at December 31, 2006.

Additionally, for the year ended December 31, 2007, an increase (decrease) of 100 basis points in the levels of interest rates, with all other variables held constant, would result in an increase (decrease) in the interest expense on our average outstanding floating rate debt of $1.0 million. At December 31, 2006, we had no floating rate debt outstanding.

Equity Price Risk

At December 31, 2007, a 20% increase (decrease) in market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our equity securities of $18.7 million, as compared with an increase (decrease) of $43.3 million at December 31, 2006.

Item 8. *Financial Statements and Supplementary Data*

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Fidelity National Financial, Inc.:

We have audited Fidelity National Financial, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fidelity National Financial, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fidelity National Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Fidelity National Financial, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related Consolidated Statements of Earnings, Comprehensive Earnings, Stockholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those Consolidated Financial Statements.

/s/ KPMG LLP

February 28, 2008
Jacksonville, Florida
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Fidelity National Financial, Inc.:

We have audited the accompanying Consolidated Balance Sheets of Fidelity National Financial, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related Consolidated Statements of Earnings, Comprehensive Earnings, Stockholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2007. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Fidelity National Financial, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes A and M to the Consolidated Financial Statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment." As discussed in Note M to the Consolidated Financial Statements, the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," as of December 31, 2006. As discussed in Note I to the Consolidated Financial Statements, effective January 1, 2007, the Company adopted the recognition and disclosure provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fidelity National Financial, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

February 28, 2008
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except share data)	
ASSETS		
Investments:		
Fixed maturities available for sale, at fair value, at December 31, 2007 and 2006, includes pledged fixed maturities of $335,270 and $288,420, respectively, related to secured trust deposits and $264,202 and $305,313, respectively, related to the securities lending program	$2,824,572	$2,901,964
Equity securities, at fair value	93,272	207,307
Investments in unconsolidated affiliates	738,356	153,962
Other long-term investments	18,255	10,147
Short-term investments, at December 31, 2007 and 2006 includes $178,568 and $408,363, respectively, of pledged short-term investments related to secured trust deposits	427,366	848,371
Total investments	4,101,821	4,121,751
Cash and cash equivalents, at December 31, 2007 and 2006, includes pledged cash of $193,484 and $228,458, respectively, related to secured trust deposits and $271,807 and $316,019, respectively, related to the securities lending program	569,562	676,444
Trade and notes receivables, net of allowance of $13,091 and $12,674 at December 31,2007 and 2006, respectively, and, at December 31, 2006, includes $12,528 note receivable from FIS	227,849	251,544
Goodwill	1,339,705	1,154,298
Prepaid expenses and other assets	436,392	271,732
Capitalized software	93,413	83,538
Other intangible assets	122,383	95,787
Title plants	331,888	324,155
Property and equipment, net	266,156	254,350
Income taxes receivable	67,245	25,960
	$7,556,414	$7,259,559
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities, at December 31, 2007 and 2006, includes $271,807 and $316,019, respectively, of security loans related to the securities lending program	$ 823,109	$ 932,479
Accounts payable to FIS	13,890	5,208
Deferred revenue	114,705	130,543
Notes payable, at December 31, 2007, includes $7,059 note payable to FIS	1,167,739	491,167
Reserve for claim losses	1,388,471	1,220,636
Secured trust deposits	689,935	905,461
Deferred tax liabilities	60,609	43,653
	4,258,458	3,729,147
Minority interests	53,868	56,044
Stockholders' equity:		
Common stock, Class A, $0.0001 par value; authorized, 600,000,000 shares as of December 31, 2007 and 2006, respectively; issued, 223,069,076 and 221,507,939 at December 31, 2007 and 2006, respectively	22	22
Preferred stock, $0.0001 par value; authorized, 50,000,000 shares; issued and outstanding, none	—	—
Additional paid-in capital	3,236,866	3,193,904
Retained earnings	213,103	345,516
	3,449,991	3,539,442
Accumulated other comprehensive loss	(16,630)	(63,046)
Less treasury stock, 10,032,449 shares and 94,781 shares as of December 31, 2007 and 2006, respectively, at cost	(189,273)	(2,028)
	3,244,088	3,474,368
	$7,556,414	$7,259,559

See Notes to Consolidated Financial Statements.

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Revenue:			
Direct title insurance premiums	$1,601,768	$1,957,064	$2,261,499
Agency title insurance premiums	2,198,690	2,649,136	2,683,545
Escrow, title-related and other fees	1,132,415	1,114,047	1,205,979
Transaction processing	—	3,094,370	2,570,372
Specialty insurance	386,427	394,613	428,939
Interest and investment income	186,252	208,309	144,966
Gain on sale of minority interest in FIS	—	—	318,209
Realized gains and losses, net	18,458	18,562	41,071
	$5,524,010	$9,436,101	$9,654,580
Expenses:			
Personnel costs	1,700,935	3,225,319	3,224,678
Other operating expenses	1,109,438	2,075,101	1,702,353
Agent commissions	1,698,215	2,035,423	2,060,467
Depreciation and amortization	130,092	460,750	406,259
Provision for claim losses	653,876	486,334	480,556
Interest expense	54,941	209,972	172,327
	5,347,497	8,492,899	8,046,640
Earnings before income taxes and minority interest	176,513	943,202	1,607,940
Income tax expense	46,776	350,871	573,391
Earnings before minority interest	129,737	592,331	1,034,549
Minority interest	(32)	154,570	70,443
Net earnings	$ 129,769	$ 437,761	$ 964,106
Basic net earnings per share	$ 0.60	$ 2.40	$ 5.56
Weighted average shares outstanding, basic basis	216,583	182,031	173,463
Diluted net earnings per share	$ 0.59	$ 2.39	$ 5.55
Weighted average shares outstanding, diluted basis	219,989	182,861	173,575

See Notes to Consolidated Financial Statements.

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Net earnings	$129,769	$437,761	$964,106
Other comprehensive earnings (loss):			
Unrealized gains (losses) on investments and other financial instruments, net(1)	44,516	25,632	(23,545)
Foreign currency translation unrealized loss(2)	2,285	(497)	(19,637)
Reclassification adjustments for gains included in net earnings(3)	(11,101)	(13,398)	(18,904)
Reclassification adjustments relating to minority interests	—	(2,295)	17,356
Minimum pension liability adjustment(4)	10,716	6,379	(6,784)
Other comprehensive earnings (loss)	46,416	15,821	(51,514)
Comprehensive earnings	$176,185	$453,582	$912,592

(1) Net of income tax expense (benefit) of $25.7 million, $15.2 million, and $(12.9) million for 2007, 2006 and 2005, respectively.

(2) Net of income tax expense (benefit) of $1.4 million, $(0.1) million and $(0.5) million for 2007, 2006 and 2005, respectively.

(3) Net of income tax expense of $(6.4) million, $(7.9) million, and $(11.1) million for 2007, 2006 and 2005, respectively.

(4) Net of income tax expense (benefit) of $6.2 million, $4.0 million, and $(2.0) million for 2007, 2006 and 2005, respectively.

See Notes to Consolidated Financial Statements.

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock				Investment by Parent /Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Treasury Stock		Total
	Class A		Class B							
	Shares	Amount	Shares	Amount				Shares	Amount	
					(In thousands, except per share data)					
Balance, December 31, 2004	—	$—	—	$—	$ 3,212,229	$ 1,515,215	$(27,353)	—	$ —	$ 4,700,091
Purchase of treasury stock	—	—	—	—	(70,874)	—	—	—	—	(70,874)
Exercise of stock options	—	—	—	—	51,846	—	—	—	—	51,846
Tax benefit associated with the exercise of stock options	—	—	—	—	34,844	—	—	—	—	34,844
Acquisition of Hansen Quality Loan Services, Inc.	—	—	—	—	1,625	—	—	—	—	1,625
Other comprehensive loss — unrealized loss on foreign currency	—	—	—	—	—	—	(19,637)	—	—	(19,637)
Other comprehensive loss — unrealized loss on investments and other financial instruments	—	—	—	—	—	—	(42,449)	—	—	(42,449)
Other comprehensive loss — minimum pension liability adjustment	—	—	—	—	—	—	(6,784)	—	—	(6,784)
Other comprehensive loss — Minority interest	—	—	—	—	—	—	4,581	—	—	4,581
Amortization of unearned compensation	—	—	—	—	6,451	—	—	—	—	6,451
Distribution of common stock	30,370	3	143,176	14	(17)	—	—	—	—	—
Issuance of Restricted stock	777	—	—	—	—	—	—	—	—	
Stock-based compensation	—	—	—	—	18,856	—	—	—	—	18,856
Dividend of 17.5% of Fidelity National Title Group, Inc.	—	—	—	—	—	(435,268)	12,775	—	—	(422,493)
Cash dividends	—	—	—	—	—	(1,940,388)	—	—	—	(1,940,388)
Net earnings	—	—	—	—	—	964,106	—	—	—	964,106
Balance, December 31, 2005	31,147	$ 3	143,176	$ 14	$ 3,254,960	$ 103,665	$(78,867)	—	—	$ 3,279,775
Exercise of Old FNF stock options	—	—	—	—	49,051	—	—	—	—	49,051
Exercise of new stock options	—	—	—	—	1,597	—	—	—	—	1,597
Shares withheld for taxes and Cancelled	170	—	—	—	(55,498)	—	—	—	—	(55,498)
Tax benefit associated with the exercise of stock options	—	—	—	—	81,776	—	—	—	—	81,776
Closing of Securities Exchange and Distribution Agreement	188,646	19	(143,176)	(14)	(1,046,315)	—	(17,189)	—	—	(1,063,499)
Issuance of Restricted stock	1,545	—	—	—	—	—	—	—	—	—
Acquisition of Certegy Inc.	—	—	—	—	862,296	—	—	—	—	862,296
Issuance of Subsidiary stock, net of minority interest	—	—	—	—	28,343	—	—	—	—	28,343

	Common Stock				Investment by Parent /Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Treasury Stock		Total
	Class A		Class B							
	Shares	Amount	Shares	Amount				Shares	Amount	
	(In thousands, except per share data)									
Other comprehensive earnings — unrealized loss on foreign currency	—	—	—	—	—	—	(497)	—	—	(497)
Other comprehensive earnings — unrealized gain on investments and other financial instruments	—	—	—	—	—	—	12,234	—	—	12,234
Other comprehensive earnings — minimum pension liability adjustment	—	—	—	—	—	—	6,379	—	—	6,379
Other comprehensive earnings — minority interest	—	—	—	—	—	—	14,894	—	—	14,894
Capital Contribution to Fidelity National Information Services, Inc.	—	—	—	—	(5,218)	—	—	—	—	(5,218)
Stock-based compensation	—	—	—	—	22,912	—	—	—	—	22,912
Shares withheld for taxes and in treasury			—	—	—	—	—	95	(2,028)	(2,028)
Cash dividends	—	—	—	—	—	(195,910)	—	—	—	(195,910)
Net earnings	—	—	—	—	—	437,761	—	—	—	437,761
Balance, December 31, 2006	221,508	$22	—	—	$ 3,193,904	$ 345,516	$(63,046)	95	(2,028)	$ 3,474,368
Exercise of stock options	1,088	—	—	—	8,409	—	—	—	—	8,409
Treasury Stock repurchased	—	—	—	—	—	—	—	9,675	(183,148)	(183,148)
Tax benefit associated with the exercise of stock options	—	—	—	—	4,687	—	—	—	—	4,687
Issuance of restricted stock	473	—	—	—	—	—	—	—	—	—
Other comprehensive earnings — unrealized loss on foreign currency	—	—	—	—	—	—	2,285	—	—	2,285
Other comprehensive earnings — unrealized gain on investments and other financial instruments	—	—	—	—	—	—	33,415	—	—	33,415
Other comprehensive earnings — minimum pension liability adjustment	—	—	—	—	—	—	10,716	—	—	10,716
Stock-based compensation	—	—	—	—	29,866	—	—	—	—	29,866
Shares withheld for taxes and in treasury	—	—	—	—	—	—	—	262	(4,097)	(4,097)
Cash dividends	—	—	—	—	—	(262,182)	—	—	—	(262,182)
Net earnings	—	—	—	—	—	129,769	—	—	—	129,769
Balance, December 31, 2007	223,069	$22	—	—	$ 3,236,866	$ 213,103,	$(16,630)	10,032	$(189,273)	$ 3,244,088

See Notes to Consolidated Financial Statements.

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Cash Flows From Operating Activities:			
Net earnings	$ 129,769	$ 437,761	$ 964,106
Adjustment to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	130,092	460,750	406,259
Minority interest	(32)	154,570	70,443
Gain on issuance of subsidiary stock	—	—	(318,209)
Gain on sales of investments and other assets	(18,458)	(18,562)	(53,876)
Stock-based compensation cost	29,866	64,984	34,108
Tax benefit associated with the exercise of stock options	(4,687)	(81,776)	34,844
Transaction fee income	(12,293)	—	—
Changes in assets and liabilities, net of effects from acquisitions:			
Net decrease (increase) in secured trust deposits	2,392	(11,700)	(3,054)
Net decrease (increase) in trade receivables	22,286	98,540	(65,103)
Net decrease (increase) in prepaid expenses and other assets	11,352	(227,034)	(183,437)
Net (decrease) increase in accounts payable, accrued liabilities, deferred revenue and other	(83,664)	(173,771)	149,236
Net increase in reserve for claim losses	167,835	114,866	114,289
Net (decrease) increase in income taxes	(32,527)	(97,480)	166,926
Net cash provided by operating activities	341,931	721,148	1,316,532
Cash Flows From Investing Activities:			
Proceeds from sales of investment securities available for sale	4,632,657	2,981,431	3,187,813
Proceeds from maturities of investment securities available for sale	466,744	302,842	402,285
Proceeds from sales of assets	8,064	4,656	21,877
Collections of notes receivable	8,480	4,337	6,798
Cash (expended) received as collateral on loaned securities, net	(3,100)	5,942	4,822
Additions to title plants	(11,453)	(18,493)	(10,437)
Additions to property and equipment	(83,852)	(145,387)	(149,911)
Additions to capitalized software	(29,335)	(180,875)	(166,081)
Additions to notes receivable	(980)	(4,458)	(6,765)
Purchases of investment securities available for sale	(5,168,850)	(2,960,536)	(4,259,006)
Net proceeds from (purchases of) short-term investment activities	421,006	213,340	(313,432)
Distribution of FIS	—	(145,562)	—
Sale of subsidiary, net of cash sold	—	—	454,337
Contributions to investments in unconsolidated affiliates	(509,173)	—	—
Acquisition of businesses, net of cash acquired	(245,825)	(172,955)	(193,061)
Net cash used in investing activities	(515,617)	(115,718)	(1,020,761)
Cash Flows From Financing Activities:			
Borrowings	570,468	642,203	3,001,017
Debt service payments	(29,431)	(873,109)	(1,159,553)
Debt issuance costs	(904)	(1,004)	(35,156)
Dividends paid	(262,182)	(195,910)	(1,940,388)
Subsidiary dividends paid to minority interest shareholders	(2,024)	(40,896)	—
Exercise of stock options	8,409	50,648	51,846
Exercise of subsidiary stock options	—	45,852	—
Tax benefit associated with the exercise of stock options	4,687	81,776	—
Subsidiary purchases of treasury stock	—	(145,689)	—
Purchases of treasury stock	(187,245)	—	(70,874)
Net cash provided by (used in) financing activities	101,778	(436,129)	(153,108)
Net (decrease) increase in cash and cash equivalents, excluding pledged cash related to secured trust deposits	(71,908)	169,301	142,663
Cash and cash equivalents, excluding pledged cash related to secured trust deposits, at beginning of year	447,986	278,685	136,022
Cash and cash equivalents, excluding pledged cash related to secured trust deposits, at end of year	$ 376,078	$ 447,986	$ 278,685

See Notes to Consolidated Financial Statements.

A. Summary of Significant Accounting Policies

The following describes the significant accounting policies of Fidelity National Financial, Inc. and its subsidiaries (collectively, the "Company" or "FNF") which have been followed in preparing the accompanying Consolidated Financial Statements.

Description of Business

Fidelity National Financial, Inc. is a holding company that is a provider, through its subsidiaries, of title insurance, specialty insurance, claims management services, and information services. FNF is one of the nation's largest title insurance companies through its title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title, and Alamo Title — which issued approximately 27.7% of all title insurance policies issued nationally during 2006. FNF also provides flood insurance, personal lines insurance, and home warranty insurance through its specialty insurance subsidiaries. FNF is also a leading provider of outsourced claims management services to large corporate and public sector entities through its minority-owned affiliate, Sedgwick CMS ("Sedgwick"). FNF is also a provider of information services in the human resource, retail, and transportation markets through another minority-owned affiliate, Ceridian Corporation ("Ceridian").

Prior to October 18, 2005, the Company was known as Fidelity National Title Group, Inc. ("FNT") and was a wholly-owned subsidiary of another publicly traded company, also called Fidelity National Financial, Inc. ("Old FNF"). On October 17, 2005, Old FNF distributed to its shareholders a minority interest in FNT, making FNT a majority-owned, publicly traded company. On October 24, 2006, Old FNF transferred certain assets, including its specialty insurance business, its interest in certain claims management operations, certain timber and real estate holdings, certain smaller operations, cash and certain investment assets, to FNT in return for the issuance of 45,265,956 shares of FNT common stock to Old FNF. Old FNF then distributed to its shareholders all of its shares of FNT common stock, making FNT a stand alone public company (the "2006 Distribution"). On November 9, 2006, Old FNF was then merged with and into another of its subsidiaries, Fidelity National Information Services, Inc. ("FIS"), after which FNT's name was changed to Fidelity National Financial, Inc. As a result of these transactions, the Company's chairman of the board is also executive chairman of the board of FIS and other key members of our senior management and our board of directors serve in similar capacities at FIS.

Under applicable accounting principles, following these transactions, Old FNF's historical financial statements, with the exception of equity and earnings per share, became FNF's historical financial statements, including the results of FIS through the date of FNF's spin-off from Old FNF. For periods prior to October 24, 2006 the Company's equity has been derived from FNT's historical equity and its historical basic and diluted earnings per share have been calculated using FNT's basic and diluted weighted average shares outstanding.

FNF currently has three reporting segments as follows:

- *Fidelity National Title Group.* This segment consists of the operation of FNF's title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title related services including collection and trust activities, trustee's sales guarantees, recordings and reconveyances.

- *Specialty Insurance.* The specialty insurance segment consists of certain subsidiaries that issue flood, home warranty, homeowners, automobile and other personal lines insurance policies.

- *Corporate and Other.* The corporate and other segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, the operations of Fidelity National Real Estate Solutions, Inc. ("FNRES"), other smaller operations, and the Company's share in the operations of certain equity investments, including Sedgwick, Ceridian and Remy International, Inc. ("Remy").

Through October 23, 2006, the Company's results also included the operations of FIS as a separate segment. This segment provided transaction processing services, consisting principally of technology solutions for banks and other financial institutions, credit and debit card services and check risk management and related services for retailers and others. This segment also provided lender processing services, consisting principally of technology solutions for mortgage lenders, selected mortgage origination services such as title agency and closing services, default management and mortgage information services.

Principles of Consolidation and Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All intercompany profits, transactions and balances have been eliminated. The Company's investments in non-majority-owned partnerships and affiliates are accounted for using the equity method until such time that they become wholly or majority owned. Minority interest expense is recorded on the consolidated statement of earnings relating to majority owned subsidiaries and the appropriate minority interest liability is recorded on the Consolidated Balance Sheets in each period.

Distribution of Fidelity National Title Group

On October 17, 2005, Old FNF completed a pro rata distribution of shares representing 17.5% of the outstanding common stock of FNT to Old FNF's shareholders. This distribution completed a restructuring that resulted in FNT becoming the parent company of Old FNF's title insurance businesses. From the time of this distribution until October 24, 2006, FNT was a majority-owned subsidiary of FNF and a separate registrant reporting its results on a stand-alone basis. During that time, Old FNF continued to consolidate FNT in its results, and recorded minority interest liabilities and expense relating to the 17.5% minority interest. This restructuring was a taxable transaction to Old FNF and its shareholders. Old FNF recognized income tax expense of approximately $100 million in the fourth quarter of 2005 relating to this restructuring.

Recapitalization of Fidelity National Information Services, Inc. ("FIS") and Minority Interest Sale Resulting in a Gain on Issuance of Subsidiary Stock

The recapitalization of FIS was completed on March 9, 2005 through $2.8 billion in borrowings under new senior credit facilities consisting of an $800 million Term Loan A facility, a $2.0 billion Term Loan B facility (collectively, the "Term Loan Facilities") and an undrawn $400 million revolving credit facility (the "Revolver"). FIS fully drew upon the entire $2.8 billion in Term Loan Facilities while the Revolver remained undrawn at the closing and used $2.7 billion of such funds to repay a note that had previously been distributed by it to Old FNF.

The minority equity interest sale was accomplished through FIS selling an approximately 25% minority equity interest in the common stock of FIS to an investment group led by Thomas H. Lee Partners ("THL") and Texas Pacific Group ("TPG"). FIS issued a total of 50 million shares of the common stock of FIS to the investment group for a total purchase price of $500 million, before certain expenses paid by FIS. The minority equity interest sale resulted in a non-operating gain of $318.2 million. This gain was calculated under the provisions of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Topic 5H ("SAB Topic 5H") and relates to the issuance of securities of a non-wholly owned subsidiary. The gain represents the difference between the Company's book value investment in FIS immediately prior to the transaction and its book value investment in FIS immediately following the transaction. No deferred income taxes were recorded in connection with this transaction as the tax basis of the investment was greater than the book basis on the date of the sale.

Investments

Fixed maturity securities are purchased to support the investment strategies of the Company, which are developed based on factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Fixed maturity securities which may be sold prior to maturity to support the Company's investment strategies are carried at fair value and are classified as available for sale as of the balance sheet dates. Fair values for fixed maturity securities are principally a function of current interest rates and market conditions and are based on quoted market prices. Discount or premium is recorded for the difference between the purchase price and the principal amount. The discount or premium is amortized using the interest method and is recorded as an adjustment to interest and investment income. The interest method results in the recognition of a constant rate of return on the investment equal to the prevailing rate at the time of purchase or at the time of subsequent adjustments of book value. Changes in prepayment assumptions are accounted for retrospectively.

Equity securities are considered to be available for sale and carried at fair value as of the balance sheet dates. Fair values are based on quoted market prices.

Investments in unconsolidated affiliates are recorded using the equity method of accounting (see note C).

Short-term investments, which consist primarily of securities purchased under agreements to resell, commercial paper and money market instruments, which have an original maturity of one year or less, are carried at amortized cost, which approximates fair value.

Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to income on a trade date basis. Unrealized gains or losses on fixed maturity and equity securities which are classified as available for sale, net of applicable deferred income taxes (benefits), are excluded from earnings and credited or charged directly to a separate component of stockholders' equity. If any unrealized losses on fixed maturity or equity securities are deemed other-than-temporary, such unrealized losses are recognized as realized losses. Unrealized losses are deemed other-than-temporary if factors exist that cause management to believe that the value will not increase to a level sufficient to recover the Company's cost basis.

Cash and Cash Equivalents

Highly liquid instruments purchased with original maturities of three months or less are considered cash equivalents. The carrying amounts reported in the Consolidated Balance Sheets for these instruments approximate their fair value.

Fair Value of Financial Instruments

The fair values of financial instruments presented in the Company's Consolidated Financial Statements are estimates of the fair values at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Company could realize or settle currently. The Company does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

Trade and Notes Receivables

The carrying values reported in the Consolidated Balance Sheets for trade and notes receivables approximate their fair value.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in a business combination. SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS 142") provides that goodwill and other intangible assets with indefinite useful lives should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company measures for impairment on an annual basis.

As required by SFAS 142, the Company completed its annual goodwill impairment tests in the fourth quarter of each respective year using a September 30 measurement date, and determined fair values were in excess of carrying values. Accordingly, no goodwill impairments have been recorded.

Capitalized Software

Capitalized software includes software acquired in business acquisitions, purchased software and internally developed capitalized software. Purchased software is recorded at cost and amortized using the straight-line method over a 3-year period and software acquired in a business acquisition is recorded at its fair value upon acquisition and amortized using straight-line and accelerated methods over its estimated useful life, generally 5 to 10 years. Capitalized computer software development costs are accounted for in accordance with either SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS 86"), or with American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). After the technological feasibility of the software has been established (for SFAS 86 software), or at the beginning of application development (for SOP 98-1 software), software development costs, which include salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to the establishment of technological feasibility (for SFAS 86 software), or prior to application development (for SOP 98-1 software), of a product are expensed as incurred and are not significant. The cost of internally developed computer software that is subject to the provisions of SFAS 86 is amortized on a product-by-product basis commencing on the date of general release of the products, generally the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life. The cost of purchased software that is subject to the provisions of SOP 98-1 is amortized on a straight-line basis over its estimated useful life.

At December 31, 2007, capitalized software costs were $176.0 million, less accumulated amortization of $82.6 million. At December 31, 2006, capitalized software costs were $142.2 million, less accumulated amortization of $58.7 million.

Amortization expense relating to computer software was $24.5 million, $127.4 million, and $110.7 million for the years ended December 31, 2007, 2006 and 2005, respectively, and was primarily related to amortization expense recorded by FIS in 2006 and in 2005.

Other Intangible Assets

The Company has other intangible assets, not including software, which consist primarily of customer relationships and contracts and trademarks which are generally recorded in connection with acquisitions at their fair value. SFAS 142 requires that intangible assets with estimable lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS 144. Customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates over a ten-year period. Contractual relationships are generally amortized over their contractual life. Trademarks are considered intangible assets with indefinite lives and are reviewed for impairment at least annually in accordance with SFAS 142.

During 2005, in accordance with SFAS 144, the Company determined that the carrying value of certain of its intangible assets, software and license fees may not be recoverable and recorded impairment expense of $9.3 million relating to the impairment of these assets. This expense amount was included in other operating expenses in the Consolidated Statements of Earnings for the year ended December 31, 2005. There was no such expense recorded in 2007 or 2006.

Title Plants

Title plants are recorded at the cost incurred to construct or obtain and organize historical title information to the point it can be used to perform title searches. Costs incurred to maintain, update and operate title plants are expensed as incurred. Title plants are not amortized as they are considered to have an indefinite life if maintained. Sales of title plants are reported at the amount received net of the adjusted costs of the title plant sold. Sales of title plant copies are reported at the amount received. No cost is allocated to the sale of copies of title plants unless the carrying value of the title plant is diminished or impaired.

Property and Equipment

Property and equipment are recorded at cost, less depreciation. Depreciation is computed primarily using the straight-line method based on the estimated useful lives of the related assets: thirty years for buildings and three to seven years for furniture, fixtures and equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the applicable lease or the estimated useful lives of such assets.

Reserve for Claim Losses

The Company's reserve for claim losses includes known claims for title and specialty insurance as well as losses the Company expects to incur, net of recoupments. Each known claim is reserved based on a review by the Company as to the estimated amount of the claim and the costs required to settle the claim. Reserves for claims which are incurred but not reported are established at the time premium revenue is recognized based on historical loss experience and other factors, including industry trends, claim loss history, current legal environment, geographic considerations and type of policy written. For specialty insurance, reserve for claims incurred but not reported are estimated based on historical loss experience.

The reserve for claim losses also includes reserves for losses arising from the escrow, closing and disbursement functions due to fraud or operational error.

If a loss is related to a policy issued by an independent agent, the Company may proceed against the independent agent pursuant to the terms of the agency agreement. In any event, the Company may proceed against third parties who are responsible for any loss under the title insurance policy under rights of subrogation.

Secured Trust Deposits

In the state of Illinois, a trust company is permitted to commingle and invest customers' assets with those of the Company, pending completion of real estate transactions. Accordingly, the Company's Consolidated Balance Sheets reflect a secured trust deposit liability of $689.9 million and $905.5 million at December 31, 2007 and 2006, respectively, representing customers' assets held by us and corresponding assets including cash and investments pledged as security for those trust balances.

Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Reinsurance

In a limited number of situations, the Company limits its maximum loss exposure by reinsuring certain risks with other insurers. The Company also earns a small amount of additional income, which is reflected in the Company's direct premiums, by assuming reinsurance for certain risks of other insurers. The Company also cedes a portion of certain policy and other liabilities under agent fidelity, excess of loss and case-by-case reinsurance agreements. Reinsurance agreements provide that in the event of a loss (including costs, attorneys' fees and expenses) exceeding the retained amounts, the reinsurer is liable for the excess amount assumed. However, the ceding company remains primarily liable in the event the reinsurer does not meet its contractual obligations.

Revenue Recognition

Fidelity National Title Group. Direct title insurance premiums and escrow and other title-related fees are recognized as revenue at the time of closing of the related transaction as the earnings process is considered complete, whereas premium revenues from agency operations and agency commissions include an accrual based on estimates of the volume of transactions that have closed in a particular period for which premiums have not yet been reported to us. The accrual for agency premiums is necessary because of the lag between the closing of these transactions and the reporting of these policies to us by the agent.

Specialty Insurance. Revenues from home warranty and personal lines insurance policies are recognized over the life of the policy, which is one year. Revenues and commissions related to the sale of flood insurance are recognized when the policy is reported.

Fidelity National Information Services, Inc. In this segment. the Company earned revenues from processing services, software licensing and software related services and data and information services.

The Company recognized revenues relating to bank processing services and mortgage processing services along with software licensing and software related services. Several of the Company's contracts included a software license and one or more of the following services: data processing, development, implementation, conversion, training, programming, maintenance and application management. In some cases, these services were offered in combination with one another and in other cases the Company offered them individually. Revenues from bank and mortgage processing services were typically volume-based depending on factors such as the estimated number of accounts, transactions processed and computer resources utilized.

The substantial majority of the revenues in this business were from outsourced data processing and application management arrangements. Revenues from these arrangements were recognized as services were performed in accordance with SEC Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition" and related interpretations. SAB 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. Revenue and deferred costs related to implementation, conversion and programming services associated with the Company's data processing and application management agreements were deferred during the implementation phase and subsequently recognized using the straight-line method over the term of the related agreement. The Company evaluated these deferred costs for impairment in the event any indications of impairment existed.

In the event that the Company's arrangements with its customers included more than one product or service, the Company determined whether the individual elements could be recognized separately in accordance with the provisions of EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting. If all of the products and services were software related products and services as determined under the provisions of SOP 97-2 ("SOP 97-2"), entitled "Software Revenue Recognition," and SOP 98-9, entitled "Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions," the Company applied these pronouncements and related interpretations to determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

The Company recognized software license and maintenance fees as well as associated development, implementation, training, conversion and programming fees in accordance with SOP 97-2 and SOP 98-9. Initial license fees were recognized when a contract exists, the fee was fixed or determinable, software delivery had occurred and collection of the receivable was deemed probable, provided that vendor-specific objective evidence, or VSOE, had been established for each element or for the undelivered elements. The Company determined the fair value of each element or the undelivered elements in multi-element software arrangements based on VSOE. If the arrangement was subject to accounting under SOP 97-2, VSOE for each element was based on the price charged when the same element was sold separately. If evidence of fair value of all undelivered elements existed but evidence did not exist for one or more delivered elements, then revenue was recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of fair value does not exist for one or more undelivered elements of a contract, then all revenue is deferred until all elements are delivered or fair value is determined for all remaining undelivered elements. Revenue from maintenance and support was recognized ratably over the term of the agreement. The Company recorded deferred revenue for maintenance amounts invoiced prior to revenue recognition.

With respect to a small percentage of revenues, the Company used contract accounting, as required by SOP 97-2, when the arrangement with the customer included significant customization, modification, or production of software. For elements accounted for under contract accounting, revenue was recognized in accordance with SOP 81-1, *Accounting for Performance of Construction Type and Certain Production-Type Contracts*, using the percentage-of-completion method since reasonably dependable estimates of revenues and contract hours applicable to various elements of a contract could be made. Revenues in excess of billings on these agreements were recorded as unbilled receivables and were included in accounts receivable. Billings in excess of revenue recognized on these agreements were recorded as deferred revenue until revenue recognition criteria were met. Changes in estimates for revenues, costs and profits were recognized in the period in which they were determinable. When the Company's estimate indicated that the entire contract would be performed at a loss, a provision for the entire loss was recorded in that accounting period.

The Company recognized revenues from mortgage origination services and default management services. Mortgage origination services consisted of centralized title agency and closing services for various types of lenders. Revenues relating to centralized title agency and closing services were recognized at the time of closing of the related real estate transaction. Ancillary service fees were recognized when the service is provided. Default management services consisted of services provided to assist customers through the default and foreclosure process, including property preservation and maintenance services (such as lock changes, window replacement, debris removal and lawn service), posting and publication of foreclosure and auction notices, title searches, document preparation and recording services, and referrals for legal and property brokerage services. Revenue derived from these services was recognized as the services were performed in accordance with SAB 104 as described above.

The Company recorded revenue from providing data or data-related services. These services principally included appraisal and valuation services, property records information, real estate tax services, borrower credit and flood zone information and multiple listing software and services. Revenue derived from these services was recognized as the services were performed in accordance with SAB 104 as described above.

The Company's flood and tax units provided various services including life-of-loan monitoring services. Revenue for life-of-loan services was deferred and recognized ratably over the estimated average life of the loan service period, which was determined based on the Company's historical experience. The Company evaluated its historical experience on a periodic basis, and adjusted the estimated life of the loan service period prospectively. Revenue derived from software and service arrangements was recognized in accordance with SOP 97-2. Revenues from other services in this segment were recognized as the services were performed in accordance with SAB 104 as described above.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding plus the impact of assumed conversions of potentially dilutive securities. The Company has granted certain options, warrants and restricted stock which have been treated as common share equivalents for purposes of calculating diluted earnings per share.

The following table presents the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Basic and diluted earnings	$129,769	$437,761	$964,106
Weighted average shares outstanding during the year, basic basis	216,583	182,031	173,463
Plus: Common equivalent shares assumed from conversion of options	3,406	830	112
Weighted average shares outstanding during the year, diluted basis	219,989	182,861	173,575
Basic earnings per share	$ 0.60	$ 2.40	$ 5.56
Diluted earnings per share	$ 0.59	$ 2.39	$ 5.55

Options to purchase 5,382,074 shares, 2,297,140 shares and 2,206,500 shares of the Company's common stock for the years ended December 31, 2007, 2006 and 2005, respectively, were not included in the computation of diluted earnings per share because they were anti-dilutive.

Transactions with Related Parties

Beginning on October 24, 2006, the Company's financial statements reflect transactions with FIS, which is a related party. Prior to October 24, 2006, these transactions were eliminated because FIS' results of operations were included in our consolidated results.

A list of related party items included in revenues and expenses for periods subsequent to October 24, 2006, is as follows:

	Full Year 2007	October 24 - December 31 2006
	(In millions)	
Revenues:		
Agency title premiums earned	$149.4	$22.4
Interest	0.5	—
Total revenue		
Total Revenue	149.9	22.4
Expenses:		
Agency title commissions	$132.2	$19.5
Data processing costs	46.8	17.6
Corporate services allocated	(2.7)	(1.5)
Title insurance information expense	10.3	5.1
Other real-estate related information	13.5	2.4
Software expense	53.7	3.1
Rental expense	(8.2)	0.7
License and cost sharing	7.8	1.2
Total expenses	$253.4	$48.1

An FIS subsidiary acts as the title agent in the issuance of title insurance policies by a title insurance underwriter owned by the Company and in connection with certain trustee sales guarantees, a form of title insurance issued as part of the foreclosure process. As a result, the Company's title insurance subsidiaries pay commissions on title insurance policies sold through FIS. These FIS operations generated revenues for the Company of $149.4 million for the year ended December 31, 2007 and $22.4 million for the period from October 24 through December 31, 2006, which the Company records as agency title premiums. The Company paid FIS commissions at the rate of approximately 89% of the premiums generated, equal to $132.2 million for the year ended December 31, 2007 and $19.5 million for the period from October 24 through December 31, 2006.

FIS provides information technology infrastructure support, data center management and related IT support services to the Company. FNF's expenses include amounts paid to FIS for these services of $46.8 million for the year ended December 31, 2007, and $17.6 million for the period from October 24 through December 31, 2006. In addition the Company incurred software expenses relating to an agreement with a subsidiary of FIS that amounted to an expense of $53.7 million for the year ended December 31, 2007, and $3.1 million for the period from October 24 through December 31, 2006.

Historically, the Company has provided corporate services to FIS. These corporate services include accounting, treasury, payroll, human resources, tax, legal, purchasing, risk management, mergers and acquisitions and general management. As a result of the provision of corporate services by the Company to FIS, FNF's expenses were reduced by $2.7 million for the year ended December 31, 2007, and $1.5 million for the period from October 24 through December 31, 2006.

On August 31, 2007, the Company completed the acquisition of Property Insight, LLC ("Property Insight"), a former FIS subsidiary, from FIS for $95 million in cash. Property Insight is a leading provider of title plant services for the Company, as well as various national and regional underwriters. Property Insight primarily manages, maintains and updates the title plants that are owned by the Company. Additionally, Property Insight manages potential title plant construction for the Company.

Through August 31, 2007, the title plant assets of several of the FNF's title insurance subsidiaries were managed or maintained by Property Insight, as a subsidiary of FIS. The underlying title plant information and software were owned by each of the Company's title insurance underwriters, but FIS managed and updated the information in return for either (i) a cash management fee or (ii) the right to sell that information to title insurers, including title insurance underwriters that the Company owns and other third party customers. In most cases, FIS was responsible for keeping the title plant assets current and fully functioning, for which the Company paid a fee to FIS based on the Company's use of, or access to, the title plant. The Company's payments to FIS under these arrangements were $14.0 million for the year ended December 31, 2007, and $5.5 million for the period from October 24 through December 31, 2006. In addition, each applicable title insurance underwriter owned by the Company in turn received a royalty on sales of access to its title plant assets. The revenues from these title plant royalties were $3.7 million for the period from January 1 through August 31, 2007, and $0.4 million for the period from October 24 through December 31, 2006. The Company was also a party to agreements with FIS that permit FIS and certain of its subsidiaries to access and use (but not resell) the starters databases and back plant databases of the Company's title insurance subsidiaries. Starters databases are the Company's databases of previously issued title policies and back plant databases contain historical records relating to title that are not regularly updated.

FNF also does business with additional entities of FIS that provide real estate information to the Company's operations, for which the Company recorded expenses of $13.5 million for the year ended December 31, 2007, and $2.4 million for the period from October 24 through December 31, 2006.

FNF also has certain license and cost sharing agreements with FIS. FNF recorded expenses relating to these agreements of $7.8 million for the year ended December 31, 2007, and $1.2 million for the period from October 24 through December 31, 2006, respectively.

FNF's expenses included expenses for a lease of office space and equipment to FNF from FIS for the Company's corporate headquarters and business operations, offset by leases of office space, furniture and equipment to FIS by the Company. For the year ended December 31, 2007, the net effect of these leases offset our expenses in the amount of $8.2 million. For the period from October 24 through December 31, 2006, the net amount included in expense for these leases was $0.7 million.

The Company believes the amounts earned by the Company or charged to it under each of the foregoing arrangements are fair and reasonable. The Company believes the commissions earned are consistent with the average rate that would be available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. In connection with the title plant management and maintenance services provided by FIS, the Company believes that the fees charged to the Company by FIS are at approximately the same rates that FIS and other similar vendors charge unaffiliated title insurers. The information technology infrastructure support and data center management services provided to the Company by FIS are priced within the range of prices that FIS offers to its unaffiliated third party customers for the same types of services. However, the amounts FNF earned or was charged under these arrangements were not negotiated at arm's-length, and may not represent the terms that the Company might have obtained from an unrelated third party.

Amounts due from/ (to) FIS were as follows:

	December 31, 2007	December 31, 2006
	(In millions)	
Note (payable to) receivable from FIS	$(7.1)	12.5
Due to FIS	13.9	5.2

Prior to September 30, 2007, FNF had a note receivable balance of $12.5 million due from a subsidiary of FIS. The Company earned interest revenue of $0.5 million on this note for the year ended December 31, 2007. On September 30, 2007, the Company acquired certain leasing assets from FIS for $15 million. As part of this acquisition, the $12.5 million note was forgiven, and the Company entered into an unsecured note payable to FIS in the amount of $7.3 million. The company's interest expense on this note was $0.1 million for the year ended December 31, 2007. Also in connection with this transaction, the Company assumed a $134.9 million non-recourse note payable (see note H).

Through August 31, 2007, the Company paid amounts to Property Insight for capitalized software development and for title plant construction. These amounts included capitalized software development costs of $5.4 million for the period from January 1 through August 31, 2007, and $1.9 million for the period from October 24 through December 31, 2006, and amounts paid for capitalized title plant construction costs of $10.3 million for the year ended December 31, 2007, and $2.7 million for the period from October 24 through December 31, 2006.

In August 2007, FNF's Chairman of the Board, William P. Foley, II, planned to sell 1,000,000 shares of FNF stock on the open market. Because the Company was actively purchasing shares of treasury stock on the open market at the same time, the Company agreed to purchase 1,000,000 shares from Mr. Foley on August 8, 2007, for $22.1 million, or $22.09 per share, the market price at the time of the purchase.

On December 6, 2007, the Company sold 1,000 shares of Series B Preferred Stock of Remy to its Chairman of the Board, William P. Foley, II, for a total of $1.0 million, or $1,000 per share. This per share price was equal to the per share price that the Company paid to acquire the shares.

Stock-Based Compensation Plans

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), which requires that compensation cost relating to share-based payments be recognized in the Company's consolidated financial statements. Effective as of the beginning of 2003, the Company adopted the fair value recognition provision of

SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Using the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. Upon adoption of SFAS 123, the Company elected to use the prospective method of transition, as permitted by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS 148"). Using this method, stock-based employee compensation cost was recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. SFAS 123R does not allow for the prospective method, but requires the recording of expense relating to the vesting of all unvested options beginning in the first quarter of 2006. The adoption of SFAS 123R on January 1, 2006 had no material impact on the Company's income before income taxes, net income, cash flow from operations, cash flow from financing activities, or basic or diluted earnings per share in 2006 due to the fact that all options accounted for using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," were fully vested as of December 31, 2005. In accordance with the provisions of SFAS 123R, share-based compensation expense for 2005 has not been restated. Net earnings reflect stock-based compensation expense amounts of $29.9 million, $65.0 million and $34.1 million, for the years ended December 31, 2007, 2006, and 2005, respectively, which are included in personnel costs in the reported financial results of each period. Included in the 2006 amount is a $24.5 million charge related to the vesting of performance based options at FIS for which the vesting criteria was met during the first quarter and a $0.3 million charge for accelerated vesting, which was approved by the compensation committee, of stock options and restricted stock shares granted to a director who resigned from the board of directors in the third quarter of 2006.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized into expense over the options' vesting period. For the years ended December 31, 2007 and 2006, there was no difference between net earnings as reported and pro forma net earnings as calculated pursuant to SFAS 123 because, as of January 1, 2006, all stock-based compensation awards that were granted prior to our adoption of SFAS 123 were fully vested. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to all outstanding and unvested awards in 2005:

	Year Ended December 31, 2005
	(Dollars in thousands)
Net earnings, as reported	$964,106
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	21,147
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(22,291)
Pro forma net earnings	$962,962
Earnings per share:	
Basic — as reported on Consolidated Statements of Earnings	$ 5.56
Basic — pro forma	$ 5.55
Diluted — as reported on Consolidated Statements of Earnings	$ 5.55
Diluted — pro forma	$ 5.55

Derivative Financial Instruments

FIS accounted for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended. FIS engaged in hedging activities relating to its variable rate debt through the use of interest rate swaps. FIS designated these interest rate swaps as cash flow hedges. The estimated fair value of the cash flow hedges was recorded as an asset or liability and, prior to October 24, 2006, was included in the Consolidated Balance Sheets in prepaid expenses and other assets or accounts payable and accrued liabilities and as a component of accumulated other comprehensive earnings, net of deferred taxes. The amount included in accumulated other comprehensive earnings was reclassified into interest expense as a yield adjustment as interest expense on the debt was recognized. FIS's cash flow hedges were highly effective and there was no impact on earnings due to hedge ineffectiveness. It was the policy of FIS to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes.

Through October 2006, FIS also owned warrants to purchase additional shares relating to its investment in Covansys Corporation ("Covansys"). Through March 25, 2005, FIS accounted for the warrants under SFAS 133 as the warrants were considered derivative instruments. At the date of the Covansys acquisition, the warrants were recorded at fair value aggregating $23.5 million. During the first quarter of 2005, FIS recorded a loss of $4.4 million on the decrease in fair value of the warrants through March 25, 2005, which was reflected in the Consolidated Statements of Earnings in realized gains and losses. On March 25, 2005, the terms of the warrants were amended such that the accounting for the investment in the warrants was then governed by the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and changes in the fair value of the warrants were recorded in other comprehensive earnings.

Foreign Currency Translation

The functional currency for the foreign operations of the Company is either the U.S. Dollar or the local currency. For foreign operations where the local currency is the functional currency, the translation of foreign currencies into U.S. Dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The unrealized gains and losses resulting from the translation are included in accumulated other comprehensive earnings in the Consolidated Statements of Stockholders' Equity and are excluded from net earnings. Gains or losses resulting from foreign currency transactions are included in realized gains and losses and are insignificant in 2007, 2006 and 2005.

Management Estimates

The preparation of these Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Reclassifications

Certain reclassifications have been made in the 2006 and 2005 Consolidated Financial Statements to conform to the classifications used in 2007.

B. Acquisitions

The results of operations and financial position of the entities acquired during any year are included in the Consolidated Financial Statements from and after the date of acquisition. Based on the Company's valuation, any differences between the fair value of the identifiable assets and liabilities and the purchase price paid are recorded as goodwill. There were two significant acquisitions in the three years ended December 31, 2007: FNF's acquisition of Ceridian in 2007 and FIS' acquisition of Certegy Inc. ("Certegy") in 2005. (See "FIS Acquisitions" below.)

Acquisition of Equity Interest in Ceridian

On November 9, 2007, FNF and THL, along with certain co-investors, completed the acquisition of Ceridian for $36 in cash per share of common stock, or approximately $5.3 billion. The Company contributed approximately $527 million of the total $1.6 billion equity funding for the acquisition of Ceridian, resulting in a 33% ownership percentage by the Company, which the Company accounts for using the equity method of accounting for financial statement purposes. On the closing date, the company recorded income of $12.3 million in fees associated with the syndication of investors in the acquisition of Ceridian. Ceridian is an information services company servicing the human resources, transportation, and retail industries. Specifically, Ceridian offers a range of human resources outsourcing solutions and is a payment processor and issuer of credit, debit, and stored-value cards.

Property Insight, LLC

On August 31, 2007, the Company completed the acquisition of Property Insight, a former FIS subsidiary, from FIS for $95 million in cash. Property Insight is a leading provider of title plant services for the Company, as well as various national and regional underwriters. Property Insight primarily manages, maintains, and updates the title plants that are owned by the Company. Additionally, Property Insight manages potential title plant construction activities for the Company.

ATM Holdings, Inc.

On August 13, 2007, the Company completed the acquisition of ATM Holdings, Inc. ("ATM"), a provider of nationwide mortgage vendor management services to the loan origination industry, for $100 million in cash. ATM's primary subsidiary is a licensed title insurance agency which provides centralized valuation and appraisal services, as well as title and closing services, to residential mortgage originators, banks and institutional mortgage lenders throughout the United States.

Equity Interest in Remy

The Company held an investment in Remy's Senior Subordinated Notes (the "Notes") with a total fair value of $139.9 million until December 6, 2007, at which time Remy implemented a pre-packaged plan of bankruptcy under Chapter 11 of the Bankruptcy Code. Pursuant to the plan of bankruptcy, the Notes were converted into 4,935,065 shares of Remy common stock and rights to buy 19,909 shares of Remy Series B preferred stock. Upon execution of the plan of bankruptcy, the Company purchased all 19,909 shares of the preferred stock for $1,000 per share, or a total of $19.9 million, and then sold 1,000 of those shares to William P. Foley, II, the Company's chairman of the board, for $1,000 per share, or a total of $1.0 million. The Company now holds a 47% ownership interest in Remy, made up of 4,935,065 shares of Remy common stock with a cost basis of $64.3 million and 18,909 shares of purchased Remy Series B preferred stock with a cost basis of $19.5 million, and will account for this investment using the equity method. As a result of the exchange of the Notes for the shares of common and preferred stock, the Company reversed the unrealized gain of $75.0 million that had previously been recorded in accumulated other comprehensive earnings in relation to the Notes.

Cascade Timberlands LLC

During 2006, the Company purchased equity interests in Cascade Timberlands LLC ("Cascade Timberlands") totaling 71% of Cascade Timberlands. As of December 31, 2007, the Company owned approximately 70% of the outstanding interests of Cascade Timberlands which was purchased for $88.5 million. The primary assets of Cascade Timberlands are approximately 293,000 acres of productive timberlands located on the eastern side of the Cascade mountain range extending from Bend, Oregon south on State Highway 20 toward the California border. Cascade Timberlands was created by the secured creditors of Crown Pacific LP upon the conclusion of the bankruptcy case of Crown Pacific LP in December 2004.

Acquisition of Equity Interest in Sedgwick

On January 31, 2006, the Company, along with its equity partners, THL and Evercore Capital Partners, completed an acquisition of Sedgwick which resulted in the Company obtaining a 40% interest in Sedgwick for approximately $126 million. In September 2006, the Company invested an additional $6.8 million in Sedgwick, maintaining its 40% ownership interest. Sedgwick, headquartered in Memphis, Tennessee, is a leading provider of outsourced insurance claims management services to large corporate and public sector entities.

Service Link, L.P.

On August 1, 2005, the Company acquired Service Link, L.P. ("Service Link"), a national provider of centralized mortgage and residential real estate title and closing services to major financial institutions and institutional lenders. The initial acquisition price was approximately $110 million in cash. During the third quarter of 2006, the Company paid additional contingent consideration of $57.0 million related to this purchase, based on Service Link's operations meeting certain performance measures over a 12-month period ending in July 2006.

FIS Acquisitions

As a result of the 2006 Distribution, the results of operations of FIS acquisitions are not reflected in the Company's financial statements for periods after October 23, 2006.

Certegy Inc.

On September 14, 2005, the Company through Fidelity National Information Services, Inc. ("Former FIS") entered into a definitive merger agreement with Certegy under which Former FIS and Certegy combined operations to form a single publicly traded company called Fidelity National Information Services, Inc. Certegy was a payment processing company headquartered in St. Petersburg, Florida. On January 26, 2006, Certegy's shareholders approved the merger, which was subsequently consummated on February 1, 2006.

Generally accepted accounting principles in the U.S. require that one of the two companies in the transaction be designated as the acquirer for accounting purposes. FIS was designated as the accounting acquirer because immediately after the merger its shareholders held more than 50% of the common stock of the combined company. As a result, the merger was accounted for as a reverse acquisition under the purchase method of accounting. Under this accounting treatment, FIS was considered the acquiring entity and Certegy was considered the acquired entity for financial reporting purposes.

The purchase price was based on the number of outstanding shares of common stock of Certegy on February 1, 2006, the date of consummation of the merger, valued at $33.38 per share (which was the average of the trading price of Certegy common stock two days before and two days after the announcement of the merger on September 15, 2005 of $37.13, less the $3.75 per share special dividend declared prior to closing). The purchase price also included the estimated fair value of Certegy's stock options and restricted stock units outstanding at the transaction date.

The total purchase price was as follows (in millions):

Value of Certegy's common stock	$2,121.0
Value of Certegy's stock options	54.2
FIS's estimated transaction costs	5.9
	$2,181.1

The transaction was accounted for by FIS under the purchase method of accounting, and as a result, the purchase price was allocated to Certegy's tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of February 1, 2006. Goodwill was recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. The purchase price allocation was as follows (in millions):

Tangible assets	$ 826.8
Computer software	131.6
Intangible assets	653.5
Goodwill	1,951.7
Liabilities assumed	(1,382.5)
Total purchase price	$ 2,181.1

Also, the merger triggered the performance criteria relating to FIS's stock option grant made in March 2005 and these awards vested when the trading value of the Company's stock remained above $31.27 for 45 days following the Merger. As a result, the Company recorded a charge of $24.5 million in the first nine months of 2006.

C. Investments

The carrying amounts and fair values of the Company's fixed maturity securities at December 31, 2007 and 2006 are as follows:

	December 31, 2007				
	Carrying Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)				
Fixed maturity investments (available for sale):					
U.S. government and agencies	$ 863,181	$ 841,483	$21,990	$ (292)	$ 863,181
States and political subdivisions	1,261,517	1,252,904	9,498	(885)	1,261,517
Corporate debt securities	657,445	667,331	4,615	(14,501)	657,445
Foreign government bonds	42,414	41,900	549	(35)	42,414
Mortgage-backed securities	15	14	1	—	15
	$2,824,572	$2,803,632	$36,653	$(15,713)	$2,824,572

	December 31, 2006				
	Carrying Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)				
Fixed maturity investments (available for sale):					
U.S. government and agencies	$1,054,679	$1,063,572	$ 4,263	$(13,156)	$1,054,679
States and political subdivisions	1,162,076	1,171,093	1,648	(10,665)	1,162,076
Corporate debt securities	650,788	657,755	5,596	(12,563)	650,788
Foreign government bonds	34,397	34,670	61	(334)	34,397
Mortgage-backed securities	24	23	1	—	24
	$2,901,964	$2,927,113	$11,569	$(36,718)	$2,901,964

The change in unrealized gains (losses) on fixed maturities for the years ended December 31, 2007, 2006 and 2005 was $46.1 million, $16.5 million and $(44.4) million, respectively.

The following table presents certain information regarding contractual maturities of the Company's fixed maturity securities at December 31, 2007:

Maturity	December 31, 2007 Amortized Cost	% of Total	Fair Value	% of Total
	(Dollars in thousands)			
One year or less	$ 303,942	10.8%	$ 303,286	10.8%
After one year through five years	1,252,860	44.7	1,262,886	44.7
After five years through ten years	886,720	31.6	895,935	31.7
After ten years	360,096	12.9	362,450	12.8
Mortgage-backed securities	14	—	15	—
	$2,803,632	100.0%	$2,824,572	100.0%
Subject to call	$ 433,551	15.5%	$ 437,868	15.5%

Fixed maturity securities valued at approximately $132.6 million and $115.5 million were on deposit with various governmental authorities at December 31, 2007 and 2006, respectively, as required by law.

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Equity securities at December 31, 2007 and 2006 consisted of investments in various industry groups at a cost basis of $96.1 million and $216.6 million, respectively, and fair value of $93.3 million and $207.3 million, respectively. There were no significant investments in banks, trust and insurance companies at December 31, 2007 and 2006, respectively.

The carrying value of the Company's investment in equity securities is fair value. As of December 31, 2007, gross unrealized gains and gross unrealized losses on equity securities were $6.0 million and $8.8 million, respectively. As of December 31, 2006, gross unrealized gains and gross unrealized losses on equity securities were $4.4 million and $13.7 million, respectively.

The change in unrealized gains (losses) on equity securities for the years ended December 31, 2007, 2006 and 2005 was $6.5 million, $3.0 million and $(19.0) million, respectively.

Interest and investment income consists of the following:

	Year Ended December 31, 2007	2006	2005
	(Dollars in thousands)		
Cash and cash equivalents	$ 36,223	$ 36,371	$ 18,344
Fixed maturity securities	119,879	112,523	86,348
Equity securities	4,231	8,725	2,445
Short-term investments	18,200	29,141	37,859
Other	7,719	21,549	(30)
Total	$186,252	$208,309	$144,966

During 2005, the Company began lending fixed maturity and equity securities to financial institutions in short-term security lending transactions. The Company's security lending policy requires that the cash received as collateral be 102% or more of the fair value of the loaned securities. These short-term security lending arrangements increase investment income with minimal risk. At December 31, 2007 and 2006, the Company had short-term security loans outstanding with values of $264.2 million and $305.3 million, respectively, and held collateral for the loaned securities of $271.8 million and $316.0 million, respectively, which were included in accounts payable and accrued liabilities and cash.

Net realized gains amounted to $18.5 million, $18.6 million, and $359.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. Included in 2005 was a $318.2 million gain on the sale of a minority interest in FIS.

During the years ended December 31, 2007, 2006 and 2005, gross realized gains on sales of fixed maturity securities considered available for sale were $11.0 million, $1.2 million, and $4.9 million, respectively; gross realized losses were $2.0 million, $1.2 million, and $1.4 million, respectively. Gross proceeds from the sale and maturity of fixed maturity securities considered available for sale amounted to $4,480.1 million, $2,476.9 million, and $2,539.3 million during the years ended December 31, 2007, 2006 and 2005, respectively.

During the years ended December 31, 2007, 2006 and 2005, gross realized gains on sales of equity securities considered available for sale were $34.2 million, $49.3 million, and $57.1 million, respectively; gross realized losses were $28.8 million, $29.4 million, and $30.5 million, respectively. Gross proceeds from the sale of equity securities amounted to $619.3 million, $807.3 million, and $648.5 million during the years ended December 31, 2007, 2006 and 2005, respectively.

Net unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006 were as follows:

2007

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agencies	$ 1,679	$ (2)	$ 92,856	$ (290)	$ 94,535	$ (292)
States and political subdivisions	11,733	(105)	188,927	(780)	200,660	(885)
Corporate debt securities	16,775	(2,347)	331,707	(12,154)	348,482	(14,501)
Foreign securities	0	0	11,165	(35)	11,165	(35)
Equity securities	35,787	(6,863)	13,622	(1,915)	49,409	(8,778)
Total temporarily impaired securities	$65,974	$(9,317)	$638,277	$(15,174)	$704,251	$(24,491)

2006

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agencies	$ 29,400	$ (178)	$ 798,510	$(12,978)	$ 827,910	$(13,156)
States and political subdivisions	167,192	(786)	715,813	(9,879)	883,005	(10,665)
Corporate debt securities	148,152	(868)	442,080	(11,695)	590,232	(12,563)
Foreign securities	6,341	(11)	23,564	(323)	29,905	(334)
Equity securities	146,464	(12,657)	12,521	(1,091)	158,985	(13,748)
Total temporarily impaired securities	$497,549	$(14,500)	$1,992,488	$(35,966)	$2,490,037	$(50,466)

A significant portion of the Company's unrealized losses greater than twelve months relate to its holdings of U.S. government, state and political subdivision and fixed maturity corporate holdings. The unrealized losses relating to these holdings were primarily caused by interest rate increases and market conditions. Since the decline in fair value of these investments is attributable to changes in interest rates and not credit quality, and the Company has the intent and ability to hold these securities, the Company does not consider these investments other-than-temporarily impaired. Unrealized losses related to holdings of equity securities were caused by market changes that the Company considers to be temporary. During 2007, 2006 and 2005, the Company incurred impairment charges relating to investments that it determined to be other than temporarily impaired, which resulted in charges of $3.1 million, $9.1 million and $8.3 million, respectively.

Investments in unconsolidated affiliates are recorded using the equity method of accounting and, as of December 31, consist of (in thousands):

	Ownership	2007	2006
Sedgwick	40%	$131,160	$135,985
Ceridian	33%	503,118	—
Remy	47%	79,958	—
Other	various	24,120	17,977
Total		$738,356	$153,962

In the fourth quarter of 2007, the Company acquired an equity investment in Ceridian and began accounting for Remy using the equity method (see note B). Because the Company will record its equity in income of Ceridian and Remy using lag reporting, there is no equity in income of Ceridian or Remy included in the Company's 2007 results of operations. The Company will begin including its equity income related to these two investments in the first quarter of 2008, at which time the Company will begin providing summary financial information for its unconsolidated affiliates in its Notes to Consolidated Financial Statement.

D. Property and Equipment

Property and equipment consists of the following:

	Year Ended December 31, 2007	Year Ended December 31, 2006
	(Dollars in thousands)	
Land	$ 91,670	$ 90,711
Buildings	32,798	40,821
Leasehold improvements	79,092	75,650
Furniture, fixtures and equipment	485,593	408,115
	689,153	615,297
Accumulated depreciation and amortization	(422,997)	(360,947)
	$ 266,156	$ 254,350

E. Goodwill

Goodwill consists of the following:

	Fidelity National Title Group, Inc.	Fidelity National Information Services, Inc.	Specialty Insurance	Corporate and Other	Total
		(Dollars in thousands)			
Balance, December 31, 2005	$1,051,526	$ 1,787,713	$23,842	$10,780	$ 2,873,861
Goodwill acquired during the year	36,287	1,926,583	—	31,863	1,994,733
Distribution of FIS	—	(3,714,296)	—	—	(3,714,296)
Balance, December 31, 2006	1,087,813	—	23,842	42,643	1,154,298
Goodwill acquired during the year	158,517	—	—	26,890	185,407
Balance, December 31, 2007	$1,246,330	$ —	$23,842	$69,533	$ 1,339,705

F. Other Intangible Assets

Other intangible assets consist of the following:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Customer relationships and contracts	$ 201,921	$147,351
Other	30,438	28,030
	232,359	175,381
Accumulated amortization	(109,976)	(79,594)
	$ 122,383	$ 95,787

Amortization expense for amortizable intangible assets, which consist primarily of customer relationships, was $23.8 million, $162.0 million, and $145.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. Other represents non-amortizable intangible assets such as trademarks and licenses. Estimated amortization expense for the next five years for assets owned at December 31, 2007, is $24.5 million in 2008, $19.4 million in 2009, $16.5 million in 2010, $12.6 million in 2011 and $9.2 million in 2012.

G. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Salaries and incentives	$121,524	$164,281
Accrued benefits	200,793	215,943
Security loans	271,807	316,019
Trade accounts payable	46,767	44,959
Accrued recording fees and transfer taxes	32,690	38,699
Accrued premium taxes	16,430	27,950
Accrued rent	28,141	13,857
Other accrued liabilities	104,957	110,771
	$823,109	$932,479

H. Notes Payable

Notes payable consist of the following:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Unsecured notes net of discount, interest payable semi-annually at 5.25%, due March 2013	$ 249,033	$248,849
Unsecured notes, net of discount, interest payable semi-annually at 7.30%, due August 2011	240,981	240,881
Syndicated credit agreement, unsecured, interest payable monthly at LIBOR plus 0.36% (5.21% at December 31, 2007), unused portion of $565 million at December 31, 2007, due October 2011	535,000	—
Bank promissory notes, nonrecourse, secured, interest payable monthly at various fixed rates (5.1%-9.26%), various maturities	133,148	—
Revolving credit facility, secured, interest payable monthly at Prime-0.5% (6.75% at December 31, 2007), unused portion of $18,000 due August 2008	2,000	—
Note payable to FIS, interest payable quarterly at LIBOR+0.45% (5.15% at December 31, 2007), due October 2012	7,059	—
Other promissory notes with various interest rates and maturities	518	1,437
	$1,167,739	$491,167

At December 31, 2007, the carrying value of the Company's outstanding notes payable was approximately $6.3 million lower than its estimated fair value. The carrying value of the Company's notes payable was approximately $6.9 million lower than its estimated fair value at December 31, 2006. The fair value of the Company's unsecured notes payable is based on established market prices for the securities on December 31, 2007 and 2006. The fair value of the Company's remaining fixed rate and variable rate notes payable is estimated using discounted cash flow analyses based on current market interest rates and comparison of interest rates being paid to the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Effective October 24, 2006, the Company entered into a credit agreement (the "Credit Agreement") with Bank of America, N.A. as Administrative Agent and Swing Line Lender, and other financial institutions party thereto. Effective October 11, 2007, the Company exercised an option to increase the amount of its credit facility by an additional $300 million. The Credit Agreement provides for a $1.1 billion unsecured revolving credit facility, including the additional $300 million, maturing on the fifth anniversary of the closing date. Amounts under the revolving credit facility may be borrowed, repaid and reborrowed by the borrower thereunder from time to time until the maturity of the revolving credit facility. Voluntary prepayment of the revolving credit facility under the Credit Agreement is permitted at any time without fee upon proper notice and subject to a minimum dollar requirement. Revolving loans under the credit facility bear interest at a variable rate based on either (i) the higher of (a) a rate per annum equal to one-half of one percent in excess of the Federal Reserve's Federal Funds rate, or (b) Bank of America's "prime rate" or (ii) a rate per annum equal to LIBOR plus a margin of between 0.23%-0.675%, depending on the Company's then current senior unsecured long-term debt rating from the rating agencies. In addition, the Company pays a commitment fee between 0.07%-0.175% on the entire facility, also depending on the Company's senior unsecured long-term debt rating.

The Credit Agreement contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on the creation of liens, sales of assets, the incurrence of indebtedness, restricted payments, transactions with affiliates, and certain amendments. The Credit Agreement requires the Company to maintain certain financial ratios and levels of capitalization. The Credit Agreement prohibits us from paying dividends to our stockholders if an event of default has occurred and is continuing or would result therefrom. The Credit Agreement includes customary events of default for facilities of this type (with customary grace periods, as applicable). These events of default include a cross-default provision that, subject to limited exceptions, permits the lenders to declare the Credit Agreement in default if: (i) (A) we fail to make any payment after the applicable grace period under any indebtedness with a principal amount (including undrawn committed amounts) in excess of 3% of our net worth, as defined in the Credit Agreement, or (B) we fail to perform any other term under any such indebtedness, or any other event occurs, as a result of which the holders thereof may cause it to become due and payable prior to its maturity; or (ii) certain termination events occur under significant interest rate, equity or other swap contracts. The Credit Agreement provides that, upon the occurrence of an event of default, the interest rate on all outstanding obligations will be increased and payments of all outstanding loans may be accelerated and/or the lenders' commitments may be terminated. In addition, upon the occurrence of certain insolvency or bankruptcy related events of default, all amounts payable under the Credit Agreement shall automatically become immediately due and payable, and the lenders' commitments will automatically terminate.

In connection with the purchase of certain leasing assets from FIS (see "Transactions with Related Parties" in note A), the Company assumed certain liabilities associated with those assets. These liabilities include various bank promissory notes, which are non-recourse obligations and are secured by interests in certain leases and underlying equipment. These promissory notes, with a balance of $133.1 million at December 31, 2007, bear interest at various fixed rates and mature at various dates. In addition, the Company also assumed a $20 million revolving credit facility. This facility is also secured by interests in certain leases and underlying equipment, bears interest at Prime-0.5%, and is due August 2008. As of December 31, 2007, $18 million was unused. On September 30, 2007, in connection with the acquisition of certain leasing assets from FIS, the Company also entered into an unsecured note with FIS in the amount of $7.3 million. The note bears interest at LIBOR+0.45%, includes principal amortization of $0.2 million per quarter and is due October, 2012.

On August 20, 2001, Old FNF completed a public offering of $250.0 million aggregate principal amount of 7.3% notes due August 15, 2011. The notes were priced at 99.597% of par to yield 7.358% annual interest. As such, the Company recorded a discount of $1.0 million, which is netted against the $250.0 million aggregate principal amount of notes. The discount is amortized to interest expense over 10 years, the term of the notes. The Company received net proceeds of $247.0 million, after expenses, which were used to pay down a portion of the amount outstanding under a prior credit agreement. Interest is payable semiannually.

On March 11, 2003, Old FNF issued $250.0 million aggregate principal amount of 5.25% notes, which are unsecured. The notes were priced at 99.247% of par to yield 5.433% annual interest. As such, the Company recorded a discount of $1.9 million, which is netted against the $250.0 million aggregate principal amount of notes. The discount is amortized to interest expense over 10 years, the term of the notes. The Company received net proceeds of approximately $246.2 million, after expenses, which was used to pay a portion of the $1,069.6 million purchase price for FIS. Interest is payable semiannually and the notes are due in March 2013.

On January 17, 2006, $241.3 million aggregate principal amount of the Old FNF 7.30% notes due 2011 and the entire $250.0 million aggregate principal amount of the Old FNF 5.25% notes due 2013 were exchanged for FNF notes. The remaining principal amount of $8.7 million of the Old FNF 7.30% notes has been redeemed and cancelled.

Principal maturities of notes payable at December 31, 2007, are as follows (dollars in thousands):

2008	$ 61,761
2009	44,577
2010	18,597
2011	781,940
2012	7,434
Thereafter	253,430
	$1,167,739

I. Income Taxes

Income tax expense consists of the following:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Current	$55,212	$331,327	$492,633
Deferred	(8,436)	19,544	80,758
	$46,776	$350,871	$573,391

The aggregate amounts above include income tax expense attributable to FIS operations of $118.4 million and $111.1 million for the years ended December 31, 2006 and 2005, respectively.

Total income tax expense for the years ended December 31 was allocated as follows (in thousands):

	2007	2006	2005
Statement of earnings	$46,776	$350,871	$573,391
Other comprehensive income:			
Changes in unrealized foreign currency translation gains	1,400	(62)	(547)
Minimum pension liability adjustment	6,165	3,956	(1,966)
Unrealized gains on investment securities:			
Unrealized holding gains (losses) arising during the year	25,699	15,190	(12,876)
Reclassification adjustment for realized (gains) losses included in net earnings	(6,395)	(7,940)	(11,103)
Total income tax expense (benefit) allocated to other comprehensive income	26,869	11,144	(26,492)
Additional paid-in capital (exercise of stock options)	(4,687)	(81,776)	(34,844)
Total income taxes	$68,958	$280,239	$512,055

A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2007	2006	2005
Federal statutory rate	35.0%	35.0%	35.0%
Federal benefit of state taxes	(0.9)	(1.4)	(1.6)
Non-taxable gain on sale of minority interest in FIS	—	—	(6.9)
Deductible dividends paid to FNF 401(k) plan	(1.8)	(0.4)	(1.5)
Tax exempt interest income	(12.2)	(2.4)	(1.2)
Tax gain related to distribution of FNT	—	—	5.9
State income taxes	2.6	4.1	4.5
Non-deductible expenses	3.8	2.3	1.4
	26.5%	37.2%	35.6%

The significant components of deferred tax assets and liabilities at December 31, 2007 and 2006 consist of the following:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Deferred Tax Assets:		
Employee benefit accruals	$ 52,135	$ 58,504
Deferred revenue	730	—
Pension	3,844	12,937
Accrued liabilities	10,117	9,120
State income taxes	3,869	10,661
Other	12,766	7,507
Investment securities	—	5,907
Total deferred tax assets	83,461	104,636
Deferred Tax Liabilities:		
Amortization of goodwill and intangible assets	(28,821)	(25,640)
Title plant	(58,656)	(60,118)
Other	(6,758)	(7,065)
Depreciation	(7,241)	(13,660)
Investment securities	(11,190)	—
Insurance reserve discounting	(18,171)	(28,340)
Lease accounting	(1,434)	(1,522)
Bad debts	(11,799)	(11,944)
Total deferred tax liabilities	(144,070)	(148,289)
Net deferred tax liability	$ (60,609)	$ (43,653)

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets.

Tax benefits of $4.7 million, $81.8 million, and $34.8 million associated with the exercise of employee stock options and the vesting of restricted stock grants were allocated to stockholders' equity for the years ended December 31, 2007, 2006 and 2005, respectively.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires an evaluation to determine the likelihood that an uncertain tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. If it is determined that it is more likely than not that an uncertain tax position will be sustained upon examination, the next step is to determine the amount to be recognized. FIN 48 prescribes recognition of the largest amount of tax benefit that is greater than 50 percent likely of being recognized upon ultimate settlement of an uncertain tax position. Such amounts are to be recognized as of the first financial reporting period during which the more-likely-than-not recognition threshold is met. Similarly, an amount that has previously been recognized will be reversed as of the first financial reporting period during which the more-likely-than-not recognition threshold is not met. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. As a result of the adoption, the Company had no change to reserves for uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows in (dollars in thousands):

	State tax
	(In thousands)
Balance at January 1, 2007	$5,241
Additions based on tax positions related to current year	—
Additions for tax positions of prior years	—
Deductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2007	$5,241

As of December 31, 2007, FNF had approximately $5.241 million (including $0.3 million of interest) of total gross unrecognized tax benefits that, if recognized, would favorably affect the Company's income tax rate. All amounts in the reconciliation are reported on a gross basis and do not reflect a federal tax benefit on state income taxes. We record interest and penalties related to income taxes as a component of income tax expense.

The Internal Revenue Service ("IRS") has selected the Company to participate in a pilot program (Compliance Assurance Program or CAP) that is a real-time audit beginning with the 2005 tax year. In 2007, the IRS completed its examination of the Company's tax returns for the tax year ended December 31, 2006. The Company is currently under audit by the Internal Revenue Service for the 2007 tax year.

J. Summary of Reserve for Claim Losses

A summary of the reserve for claim losses for title and specialty insurance follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Beginning balance	$1,220,636	$1,113,506	$1,000,474
Reserves assumed/transferred(1)	—	(8,515)	1,000
Claim loss provision related to:			
Current year	450,693	454,507	441,291
Prior years	203,183	31,827	39,265
Total claim loss provision	653,876	486,334	480,556
Claims paid, net of recoupments related to:			
Current year	(132,685)	(111,708)	(95,591)
Prior years	(353,356)	(258,981)	(272,933)
Total claims paid, net of recoupments	(486,041)	(370,689)	(368,524)
Ending balance	$1,388,471	$1,220,636	$1,113,506
Ending balance of claim loss reserves for title insurance only	$1,322,622	$1,154,872	$1,068,072
Provision for title insurance claim losses as a percentage of title insurance premiums only	13.2%	7.5%	7.2%

(1) In 2006, the Company transferred $8.5 million in reserves to FIS in connection with the distribution of FIS. The Company assumed the outstanding reserve for claim losses of Service Link in connection with its acquisition in 2005.

Management continually updates loss reserve estimates as new information becomes known, new loss patterns emerge, or as other contributing factors are considered and incorporated into the analysis of reserve for claim losses. The prior year title loss provision amount was unfavorable for each of the years presented. Estimated ultimate losses increased for several policy years due to changes in claim reporting and payment patterns. In response to the unfavorable prior year development, as well as to address higher expected costs for policies issued in 2005, 2006 and 2007, the title loss provision amounts as a percentage of title premiums increased in 2007 and 2006.

During the second half of 2007, the Company recorded charges totaling $217.2 million resulting from adverse claim loss development on prior policy years. These charges were in addition to the 7.5% provision for title insurance claim losses.

K. Commitments and Contingencies

In the ordinary course of business, the Company is involved in various pending and threatened litigation matters related to its operations, some of which include claims for punitive or exemplary damages. Management believes that no actions, other than those listed below, depart from customary litigation incidental to the Company's business. As background to the disclosure below, please note the following:

- These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including but not limited to the underlying facts of each matter, novel legal issues, variations between jurisdictions in which matters are being litigated, differences in applicable laws and judicial interpretations, the length of time before many of these matters might be resolved by settlement or through litigation and, in some cases, the timing of their resolutions relative to other similar cases brought against other companies, the fact that many of these matters are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined, the fact that many of these matters involve multi-state class actions in which the applicable law for the claims at issue is in dispute and therefore unclear, and the current challenging legal environment faced by large corporations and insurance companies.
- In these matters, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of compensatory damages. In most cases, the monetary damages sought include punitive or treble damages. Often more specific information beyond the type of relief sought is not available because plaintiffs have not requested more specific relief in their court pleadings. In addition, the dollar amount of damages sought is frequently not stated with specificity. In those cases where plaintiffs have made a statement with regard to monetary damages, they often specify damages either just above or below a jurisdictional limit regardless of the facts of the case. These limits represent either the jurisdictional threshold for bringing a case in federal court or the maximum they can seek without risking removal from state court to federal court. In the Company's experience, monetary demands in plaintiffs' court pleadings bear little relation to the ultimate loss, if any, that the Company may experience. None of the cases described below includes a statement as to the dollar amount of damages demanded. Instead, each of the cases includes a demand in an amount to be proved at trial.
- For the reasons specified above, it is not possible to make meaningful estimates of the amount or range of loss that could result from these matters at this time. The Company reviews these matters on an ongoing basis and follow the provisions of Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies" when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome following all appeals.

- The Company intends to vigorously defend each of these matters. In the opinion of the Company's management, while some of these matters may be material to the Company's operating results for any particular period if an unfavorable outcome results, none will have a material adverse effect on its overall financial condition.

Several class actions are pending in Ohio (Dubin v. Security Union Title Insurance Company, filed on March 12, 2003, in the Court of Common Pleas, Cuyahoga County, Ohio and Randleman v. Fidelity National Title Insurance Company, filed on February 15, 2006 in the U.S. District Court for the Northern District of Ohio, Western Division) and Pennsylvania (Patterson v. Fidelity National Title Insurance Company of New York, filed on October 27, 2003 in the Court of Common Pleas of Allegheny County, Pennsylvania; O'Day v. Ticor Title Insurance Company of Florida, filed on October 18, 2006 in the U.S. District Court for the Eastern District of Pennsylvania; Cohen v. Chicago Title Insurance Company, filed on January 27, 2006 in the Court of Common Pleas of Philadelphia County, Pennsylvania; and Guizarri v. Ticor Title Insurance Company, filed on October 17, 2006 in the U.S. District Court for the Eastern District of Pennsylvania), alleging improper premiums were charged for title insurance. These cases allege that the named defendant companies failed to provide notice of premium discounts to consumers refinancing their mortgages, and failed to give discounts in refinancing transactions in violation of the filed rates. In Dubin, the Company filed a Motion for Summary Judgment which is under submission and trial is scheduled for early 2008. In Randleman, the Court dismissed all causes of action except implied in fact contract and unjust enrichment. The plaintiff's motion to certify a class was granted. In Patterson, the court sustained the Company's motion to dismiss all counts except counts for fraud and for violation of a consumer protection law. The Company's motion for summary judgment on the remaining two causes of action and the plaintiff's motion for class certification are under submission. The Company's motions to dismiss were denied in the Cohen, O'Day and Guizarri cases, and classes have been certified. The parties are proceeding with discovery.

A class action in Texas (Arevalo v. Chicago Title Insurance Company and Ticor Title Insurance Company, filed on March 24, 2006 in the U.S. District Court for the Western District of Texas, San Antonio Division) alleges that the Company overcharged for recording fees in Arizona, California, Colorado, Oklahoma and Texas. The suit seeks to recover the recording fees for the class that was overcharged, interest and attorney's fees. The plaintiffs' motion for class certification and the Company's motions to dismiss and for summary judgment are under submission. A similar suit was pending in Kansas (Doll v. Chicago Title Insurance Company, filed on September 28, 2006 in the U.S. District Court for the District of Kansas) alleging that the Company charged consumers more than the County Recorder charges to record their documents in conjunction with closing transactions. Plaintiff's motion to certify the class was denied. This action has been dismissed.

Two class actions filed in Illinois (Chultem v. Fidelity National Financial, Inc., Chicago Title and Trust Company and Ticor Title Insurance Company and Colella v. Fidelity National Financial, Inc., Chicago Title and Trust Company and Ticor Title Insurance Company, each filed on May 11, 2006 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division) allege the Company violated the Illinois Title Insurance Act, the Illinois Consumer Fraud Act and has been unjustly enriched through the practice of paying Illinois attorney's agency fees. The complaint alleges the payments are in exchange for the referral of business and the attorneys do not perform any "core title services". Although the Company's motions to dismiss and for summary judgment were granted, the plaintiffs were permitted to and did amend their complaints. The plaintiffs' motion for class certification was denied on February 22, 2008.

An amended complaint was filed in Illinois (Independent Trust v. Fidelity National Title Insurance Company of New York, filed on June 26, 2006 in the United States District Court for the Northern District of Illinois, Eastern Division) related to the litigation spawned by the defalcation of Intercounty Title Company of Illinois ("Intercounty"), a Fidelity agent in Chicago, IL. The plaintiff alleges the Company wrongfully used its funds to pay monies owed by the Company to customers of Intercounty. The plaintiff demands compensatory damages (which the plaintiff alleges are believed to be in excess of $20 million), punitive damages and other relief.

In February 2008, thirteen putative class actions were commenced against several title insurance companies, including Fidelity National Title Insurance Company, Chicago Title Insurance Company, and Ticor Title Insurance

Company (collectively, the "Fidelity Affiliates"). The complaints also name Fidelity National Financial, Inc. (together with the Fidelity Affiliates, the "Fidelity Defendants") as a defendant based on its ownership of the Fidelity Affiliates. The complaints, which are brought on behalf of a putative class of consumers who purchased title insurance in New York, allege that the defendants conspired to inflate rates for title insurance through the Title Insurance Rate Service Association, Inc. ("TIRSA"), a New York State-approved rate service organization which is also named as a defendant. Each of the complaints asserts a cause of action under the Sherman Act and several of the complaints include claims under the Real Estate Settlement Procedures Act as well as New York State statutory and common law claims. The complaints seek monetary damages, including treble damages, as well as injunctive relief. The actions, which were filed in the United States District Court for the Eastern District of New York and the United States District Court for the Southern District of New York, are in their preliminary stages.

The Company receives inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies from time to time about various matters relating to its business. Sometimes these take the form of civil investigative subpoenas. The Company attempts to cooperate with all such inquiries. From time to time, the Company is assessed fines for violations of regulations or other matters or enters into settlements with such authorities which require the Company to pay money or take other actions.

In January 2007, the California Insurance Commissioner submitted to the California Office of Administrative Law (the "OAL") proposed regulations (the "Proposed Regulations") that would have significant effects on the title insurance industry in California. On February 21, 2007, the OAL disapproved the Proposed Regulations. On June 28, 2007, the California Department of Insurance (the "CDI") submitted a modified version of the Proposed Regulations to the OAL. The only substantive change in this modified version of the Proposed Regulations was to delay the implementation dates by approximately one year. The OAL approved the modified version of the Proposed Regulations on July 26, 2007 (as approved, the "Regulations") and filed them with the California Secretary of State. Notwithstanding the promulgation of the Regulations, the Company, as well as others, has been engaged in discussions with the CDI regarding possible industry reforms that may result in the CDI's decision to modify or repeal the Regulations prior to their implementation. In the event that the CDI does not modify or repeal the Regulations prior to their implementation, the Regulations are expected to have significant effects on the title insurance industry in California. Among other things, the Regulations set "maximum" rates, effective as of October 1, 2010, for title and escrow using industry data to be reported through the statistical plan described below and published by the CDI. In addition, the Regulations establish an interim reduction of all title and escrow rates effective October 1, 2010 if the CDI is unable to publish the data necessary for the calculation of the maximum rates by August 1, 2010. These interim rate reductions are intended to roll rates back so that, in effect, premiums would be charged on the basis of real property values from the year 2000. Title insurers would be required to reduce their rates to a level below their 2000 rates, with the amount of the reduction determined by a formula adjusting for real estate appreciation and inflation. Management is concerned that the reduced rates set by the Regulations will significantly reduce the title and escrow rates that are charged in California, while precluding title insurers from seeking relief from those reduced or maximum rates. In addition, the Regulations create a detailed statistical plan, and require each title insurer, underwritten title company, and controlled escrow company to collect data at the individual transaction level beginning on January 1, 2009, and to report such data to the CDI on an annual basis beginning April 30, 2010.

Compliance with the data collection and reporting requirements of the Regulations would necessitate a significant revision and augmentation of the Company's existing data collection and accounting systems before January 1, 2009, and would require a significant expenditure to comply with the April 30, 2010 reporting deadline. The required rate reductions and maximum rates would significantly reduce the title insurance rates that the Company's subsidiaries can charge, and would likely have a significant negative impact on the Company's California revenues. In addition, the increased cost of compliance with the statistical data collection and reporting requirements would negatively impact the Company's cost of doing business in California. California is the largest source of revenue for the title insurance industry, including for the Company.

Management continues to meet with the CDI to discuss possible modifications to the Regulations and alternatives that could result in the repeal of the Regulations prior to their initial implementation. On October 5, 2007, the California Insurance Commissioner sent a letter to the title insurance industry outlining a series of acts that he has agreed to undertake in an effort to minimize the impact of the Regulations and to lay further groundwork for a possible resolution involving the modification or repeal of the Regulations prior to their initial implementation. Among other things, the California Insurance Commissioner stated in such letter that: (i) the CDI will propose substantial changes to the data collection and reporting requirements of the Regulations that are designed to minimize compliance costs, (ii) the CDI will delay all effective dates in the Regulations by one year, which will have the effect of deferring the date on which the industry would be required to submit its first statistical report under the Regulations to April 30, 2011, and deferring the first possible rate reduction under the Regulations to October 1, 2011, and (iii) if the industry works with the CDI to enact substantive alternative reforms, the CDI is willing to eliminate the maximum rate formula altogether. In addition, the Company is exploring litigation alternatives in the event that the CDI does not modify or repeal the Regulations, including a possible lawsuit challenging the CDI's authority to promulgate rate regulations and statistical plan regulations related thereto.

As a condition to the 2006 Distribution, Old FNF received a ruling from the Internal Revenue Service and an opinion from a nationally recognized accounting firm, together to the effect that the 2006 Distribution would be tax free for both Old FNF and the stockholders of Old FNF under Section 355 and related provisions of the Internal Revenue Code. Although a private letter ruling from the Internal Revenue Service generally is binding on the Internal Revenue Service, if the factual representations or assumptions made in the letter ruling are untrue or incomplete in any respect, then the ruling may not be relied upon. The accounting firm's opinion is based on, among other things, certain assumptions and representations as to factual matters made by Old FNF and the Company, which, if incorrect or inaccurate in any respect, could prevent those opinions from being relied upon. The opinion is not binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts may not agree with the opinion.

The 2006 Distribution would become taxable to Old FNF (and to its successor after the merger, FIS) pursuant to Section 355(e) of the Internal Revenue Code if 50% or more of the shares of either Old FNF common stock (taking into account FIS common stock, as successor to FNF after the merger) or 50% or more of the Company's common stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the 2006 Distribution. Because the Old FNF stockholders owned more than 50% of the FIS common stock following the merger, the merger, standing alone, would not cause the distribution to be taxable to Old FNF under Section 355(e). However, if the Internal Revenue Service successfully asserted that acquisitions of Old FNF common stock or FIS common stock, either before or after the distribution, were part of a plan or series of related transactions that included the 2006 Distribution, such determination likely would result in the recognition of gain by Old FNF under Section 355(e) taking into account that the merger resulted in an acquisition of approximately 49% of the stock of FIS pursuant to a plan that includes the 2006 Distribution. In any such case, the gain recognized by Old FNF would equal the fair market value of all of the stock in FNT that Old FNF owned (including the FNT common stock Old FNF received for the Asset Contribution to FNT) immediately prior to the 2006 Distribution minus Old FNF's basis in the stock of FNT. Old FNF estimated the resulting tax on such gain to be in the range of $150 million and possibly greater depending on, among other things, the value of the FNT stock at the time of the distribution. Under the agreements executed by the parties, the Company would generally be required to indemnify FIS (as successor to Old FNF after the merger) against tax-related losses to FIS that arise if the distribution were to become taxable under Section 355(e). However, FIS would be required to indemnify the Company if FIS had taken certain actions within its control that caused the 2006 Distribution to be taxable. If Section 355(e) were to cause the 2006 Distribution to be taxable to Old FNF and indemnifiable by the Company or FIS, the 2006 Distribution would remain tax free to Old FNF's stockholders, assuming the other requirements of Section 355 were otherwise satisfied.

In conducting its operations, the Company routinely holds customers' assets in escrow, pending completion of real estate transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying Consolidated Balance Sheets. The Company has a contingent liability relating to proper disposition of these balances for our customers, which amounted to $6.8 billion at December 31, 2007. As a result of holding these customers' assets in escrow, the Company has ongoing programs for realizing economic benefits during the year through favorable borrowing and vendor arrangements with various banks. There were no investments or loans outstanding as of December 31, 2007 and 2006 related to these arrangements.

Future minimum operating lease payments are as follows (dollars in thousands):

2008	$131,821
2009	100,930
2010	72,067
2011	46,369
2012	25,528
Thereafter	81,417
Total future minimum operating lease payments	$458,132

Rent expense incurred under operating leases during the years ended December 31, 2007, 2006 and 2005 was $165.6 million, $224.4 million, and $208.3 million, respectively. Rent expense in 2007 includes a $13.0 million abandoned lease charge relating to office closures.

On June 29, 2004, Old FNF entered into an off-balance sheet financing arrangement (commonly referred to as a "synthetic lease"). The owner/lessor in this arrangement acquired land and various real property improvements associated with new construction of an office building in Jacksonville, Florida, that are part of FNF's corporate campus and headquarters. The lease expires on June 28, 2011, with renewal subject to consent of the lessor and the lenders. The lessor is a third-party limited liability company. The synthetic lease facility provides for amounts up to $75.0 million. As of December 31, 2007, the full $75.0 million had been drawn on the facility to finance land costs and related fees and expenses and the outstanding balance was $70.1 million. The lease includes guarantees by the Company of up to 86.7% of the outstanding lease balance, and options to purchase the facilities at the outstanding lease balance. The guarantee becomes effective if the Company declines to purchase the facilities at the end of the lease and also declines to renew the lease. The lessor financed the acquisition of the facilities through funding provided by third-party financial institutions. The Company has no affiliation or relationship with the lessor or any of its employees, directors or affiliates, and transactions with the lessor are limited to the operating lease agreements and the associated rent expense that have been included in other operating expenses in the Consolidated Statements of Earnings.

The Company does not believe the lessor is a variable interest entity, as defined in FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46"). In addition, the Company has verified that even if the lessor was determined to be a variable interest entity, the Company would not have to consolidate the lessor nor the assets and liabilities associated with the assets leased to the Company. This is because the assets leased do not exceed 50% of the total fair value of the lessor's assets excluding any assets that should be excluded from such calculation under FIN 46, nor did the lessor finance 95% or more of the leased balance with non-recourse debt, target equity or similar funding.

L. Regulation and Stockholders' Equity

The Company's insurance subsidiaries, including title insurers, property and casualty insurers, underwritten title companies and insurance agencies, are subject to extensive regulation under applicable state laws. Each of the insurance underwriters is subject to a holding company act in its state of domicile which regulates, among other matters, the ability to pay dividends and enter into transactions with affiliates. The laws of most states in which the Company transacts business establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, accounting practices, financial practices, establishing reserve and capital and surplus as regards policyholders ("capital and surplus") requirements, defining suitable investments for reserves and capital and surplus and approving rate schedules.

Since the Company is governed by both state and federal governments and the applicable insurance laws and regulations are constantly subject to change, it is not possible to predict the potential effects on the Company's insurance operations, particularly its Fidelity National Title Group segment, of any laws or regulations that may become more restrictive in the future or if new restrictive laws will be enacted. See note K for a description of certain recent regulatory developments in California.

Pursuant to statutory accounting requirements of the various states in which the Company's insurers are domiciled, these insurers must defer a portion of premiums earned as an unearned premium reserve for the protection of policyholders and must maintain qualified assets in an amount equal to the statutory requirements. The level of unearned premium reserve required to be maintained at any time is determined by statutory formula based upon either the age, number of policies and dollar amount of policy liabilities underwritten, or the age and dollar amount of statutory premiums written. As of December 31, 2007, the combined statutory unearned premium reserve required and reported for the Company's title insurers was $1,483.1 million. In addition to statutory unearned premium reserves, each of our insurers maintains surplus funds for policyholder protection and business operations.

Each of the Company's insurance subsidiaries is regulated by the insurance regulatory authority in its respective state of domicile, as well as that of each state in which it is licensed. The insurance commissioners of their respective states of domicile are the primary regulators of the Company's title insurance subsidiaries. Each of the insurers is subject to periodic regulatory financial examination by regulatory authorities, and certain of these examinations are currently ongoing.

The Company's insurance subsidiaries are subject to regulations that restrict their ability to pay dividends or make other distributions of cash or property to their immediate parent company without prior approval from the Department of Insurance of their respective states of domicile. As of December 31, 2007, $1,802.3 million of the Company's net assets are restricted from dividend payments without prior approval from the Departments of Insurance. During 2008, the Company's title insurers can pay or make distributions to the Company of approximately $251.1 million, without prior approval.

The combined statutory capital and surplus of the Company's title insurers was $652.6 million and $860.3 million as of December 31, 2007 and 2006, respectively. The combined statutory net earnings of the Company's title insurance subsidiaries were $204.8 million, $413.8 million, and $400.4 million for the years ended December 31, 2007, 2006, and 2005, respectively.

As a condition to continued authority to underwrite policies in the states in which the Company's insurers conduct their business, the insurers are required to pay certain fees and file information regarding their officers, directors and financial condition. In addition, the Company's escrow and trust business is subject to regulation by various state banking authorities.

Pursuant to statutory requirements of the various states in which the Company's insurers are domiciled, such insurers must maintain certain levels of minimum capital and surplus. Each of the Company's underwriters has complied with the minimum statutory requirements as of December 31, 2007.

The Company's underwritten title companies are also subject to certain regulation by insurance regulatory or banking authorities, primarily relating to minimum net worth. Minimum net worth of $7.5 million, $2.5 million, $3.0 million and $0.4 million is required for Fidelity National Title Company, Fidelity National Title Company of California, Chicago Title Company and Ticor Title Company of California, respectively. All of the Company's underwritten title companies are in compliance with all of their respective minimum net worth requirements at December 31, 2007.

On October 25, 2006, our Board of Directors approved a three-year stock repurchase program under which the Company can repurchase up to 25 million shares of its common stock. The Company may make purchases from time to time in the open market, in block purchases or in privately negotiated transactions, depending on market conditions and other factors. The Company began purchasing shares under this program on a regular basis on April 30, 2007 and, through December 31, 2007, the Company has repurchased a total of 9,675,000 shares for $183.1 million, or an average of $18.93 per share. This includes 1,000,000 shares which the Company purchased from its Chairman of the Board, William P. Foley, II. In August 2007, Mr. Foley planned to sell 1,000,000 shares of FNF stock on the open market. Because the Company was actively purchasing shares of treasury stock on the open market at the same time, the Company agreed to purchase 1,000,000 shares from Mr. Foley on August 8, 2007, for $22.1 million, or $22.09 per share, the market price at the time of the purchase. The Company did not repurchase any shares under this plan during 2006.

M. Employee Benefit Plans

Stock Purchase Plan

During the three-year period ended December 31, 2007, eligible employees of the Company and its subsidiaries could voluntarily participate in employee stock purchase plans ("ESPPs") sponsored by the Company and its subsidiaries. Pursuant to the ESPPs, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. The Company and its subsidiaries contribute varying amounts as specified in the ESPPs. The Company and its subsidiaries contributed $17.2 million, $24.5 million, and $21.9 million to the ESPPs in the years ended December 31, 2007, 2006, and 2005, respectively, in accordance with the employer's matching contribution.

401(k) Profit Sharing Plan

During the three-year period ended December 31, 2007, the Company and its subsidiaries have offered their employees the opportunity to participate in 401(k) profit sharing plans (the "401(k) Plans"), qualified voluntary contributory savings plans which are available to substantially all Fidelity employees. Eligible employees may contribute up to 40% of their pretax annual compensation, up to the amount allowed pursuant to the Internal Revenue Code. The Company and its subsidiaries historically matched 50% of each dollar of employee contribution up to six percent of the employee's total compensation. The Company's cost for the 401(k) Plans for the years ended December 31, 2007, 2006 and 2005 was $22.8 million, $39.5 million and $40.0 million, respectively.

Stock Option Plans

In connection with the 2005 distribution of FNT stock by Old FNF, the Company established the FNT 2005 Omnibus Incentive Plan (the "Omnibus Plan") authorizing the issuance of up to 8 million shares of common stock, subject to the terms of the Omnibus Plan. On October 23, 2006, the stockholders of FNT approved an amendment to increase the number of shares available for issuance under the Omnibus Plan by 15.5 million shares. The increase was in part to provide capacity for options and restricted stock to be issued to replace Old FNF options and restricted stock. The Omnibus Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and performance shares, performance units, other cash and stock-based awards and dividend equivalents. As of December 31, 2007, there were 2,076,052 shares of restricted stock and 18,008,834 stock options outstanding under this plan.

On October 24, 2006, as part of the closing of the 2006 Distribution and spin-off from Old FNF, the Company granted options and restricted stock to replace Old FNF options and Old FNF restricted stock to its employees. The Company issued approximately 10.0 million options with a weighted average strike price of $10.47 per share to replace 5.0 million outstanding Old FNF options granted out of the historical FNF plans in an intrinsic value swap. The Company also issued approximately 0.7 million shares of restricted stock to employees as part of the distribution and to replace Old FNF restricted stock. During 2006, at the closing of the 2006 Distribution the

Company also granted 790,000 shares of restricted stock to certain executive officers and the board of directors. Subsequent to the closing of the 2006 Distribution, the Company also granted 754,500 shares of restricted stock to other officers and employees and 2,116,500 options to other officers and employees.

A detail of Old FNF option activity from December 31, 2004 through the closing of the 2006 Distribution transaction on October 24, 2006 is as follows:

	Options	Weighted Average Exercise Price	Exercisable
Balance, December 31, 2004	15,522,631	$23.76	10,538,213
Granted	907,500	34.94	
Issued as part of equity restructuring	4,782,719	—(a)	
Exercised	(3,665,000)	14.27	
Cancelled	(1,657,557)	41.41	
Balance, December 31, 2005	15,890,293	$18.47	11,480,299
Granted	183,500	39.20	
Exercised	(8,403,694)	12.40	
Cancelled	(204,894)	38.15	
Balance, October 24, 2006	7,465,205	$24.19	5,017,779

(a) Upon payment of the $10.00 special dividend in the first quarter of 2005 and the FNT distribution in the fourth quarter of 2005, the Company's outstanding stock options were equitably adjusted to take into account the payment of the $10.00 special dividend and $4.06 adjustment relating to the FNT distribution in respect of each share of the Company's common stock. The purpose of the adjustment was to keep the intrinsic value of the options after the dividend the same as the intrinsic value of the options before the dividend, which was accomplished by dividing the exercise price of each option, and multiplying the number of shares subject to each option, by a ratio obtained by dividing the market price of a share of common stock before giving effect to the dividend by the market price after giving effect to the dividend.

Following the closing of the 2006 Distribution on October 24, former Old FNF options and restricted stock held by employees of the Company were converted in an intrinsic value swap to options and restricted stock of the Company as noted above. Options and restricted stock held by FIS employees were converted into FIS options and restricted stock.

Stock option transactions under the Current Omnibus Plan for 2005, 2006, and 2007 were as follows:

	Options	Weighted Average Exercise Price	Exercisable
Granted in 2005	2,206,500	21.90	
Balance, December 31, 2005	2,206,500	$21.90	—
Granted	2,116,500	23.40	
Granted in intrinsic value swap in connection with 2006 Distribution	10,009,967	10.47	
Exercised	(158,116)	10.08	
Cancelled	(33,441)	5.01	
Balance, December 31, 2006	14,141,410	$14.55	7,406,280
Granted	5,257,997	13.64	
Exercised	(1,087,946)	7.73	
Cancelled	(302,627)	21.66	
Balance, December 31, 2007	18,008,834	$14.57	9,904,089

Restricted stock transactions under the Omnibus Plan in 2005, 2006, and 2007 were as follows:

	Shares	Weighted Average Grant Date Fair Value
Granted in 2005	777,500	21.90
Balance, December 31, 2005	777,500	$21.90
Granted	1,544,500	22.82
Granted in intrinsic value swap in connection with 2006 Distribution	702,620	15.14
Cancelled	(11,250)	21.90
Vested	(416,721)	17.13
Balance, December 31, 2006	2,596,649	$21.38
Granted	510,503	13.87
Cancelled	(34,289)	17.54
Vested	(996,811)	20.07
Balance, December 31, 2007	2,076,052	16.82

The following table summarizes information related to stock options outstanding and exercisable as of December 31, 2007:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(In thousands)				(In thousands)
$ 0.00 — $4.93	1,805,232	2.61	$ 3.12	$20,748,429	1,805,232	2.61	$ 3.12	$20,747,429
$ 4.94 — $12.52	1,519,308	4.52	8.08	9,918,324	1,519,308	4.52	8.08	9,918,324
$12.53 — $12.77	2,550,325	4.70	12.77	4,703,309	2,550,325	4.70	12.77	4,703,309
$12.78 — $16.65	6,155,545	7.66	14.08	3,269,259	897,548	6.56	16.65	—
$16.66 — $20.92	1,878,712	6.10	17.36	—	1,387,936	6.09	17.17	—
$20.93 — $22.22	2,179,878	7.82	21.88	—	1,081,543	7.81	21.88	—
$22.23 — $23.44	1,919,834	8.98	23.44	—	662,197	8.98	23.44	—
	18,008,834	6.47	$14.57	$38,639,321	9,904,089	5.28	$12.97	$35,369,062

During the first quarter of 2006, the Company began accounting for stock based compensation under the provisions of SFAS 123R under the modified prospective method. Prior to this adoption, the Company had adopted the fair value recognition provisions of SFAS 123, for stock-based employee compensation in 2003. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. In 2003, the Company elected to use the prospective method of transition, as permitted by Statement of Financial Accounting Standards No. 148, "Accounting for Stock- Based Compensation — Transition and Disclosure" ("SFAS 148"). Under the fair value method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. Prior year financial statements were not restated. The adoption of SFAS 123R using the modified prospective method did not have a material impact on the Company's financial position or results of operations for 2006 as all options that were previously accounted for under the intrinsic value method were fully vested as of December 31, 2005. During 2007, 2006, and 2005, the Company recorded stock-based compensation expense of $29.9 million, $65.0 million, and $34.1 million, respectively, in connection with grants of restricted stock and stock options which is included in personnel costs in the reported financial results. During the third quarter of 2006 the compensation committee approved the immediate vesting of stock options and restricted stock shares previously granted to a director who retired from the board of directors in the third quarter, resulting in a $0.3 million charge, included in stock-based compensation for 2006. Also in 2006, stock based compensation expense included $24.5 million in expense relating to performance based options at FIS for which the performance and market based criteria were met during the first quarter.

Pro forma information regarding net earnings and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for all of its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

Old FNF options granted prior to the closing of the 2006 Distribution

The risk free interest rates used in the calculation are the rate that corresponds to the weighted average expected life of an option. The risk free interest rates used for options granted during 2006 and 2005 were 4.9% and 4.1%, respectively. Volatility factors for the expected market price of the common stock of 28% and 27%, were used for options granted in 2006 and 2005, respectively. The expected dividend yields used for 2006 and 2005 were 2.6% and 2.4%, respectively. Weighted average expected lives of 4.1 years and 4.0 years were used for 2006 and 2005, respectively. The weighted average fair value of each option granted during 2006 and 2005 was $9.25 and $8.56 ($4.66 and $4.32, as adjusted for the 2006 Distribution intrinsic value conversion), respectively.

FNF options granted from the 2005 OmnibusPlan

The risk free interest rates used in the calculation are the rates that correspond to the weighted average expected life of an option. The risk free interest rates used for options granted during 2007, 2006 and 2005 were 3.8%, 4.6% and 4.3%, respectively. Volatility factors for the expected market price of the common stock of 29%, 29% and 28% were used for options granted in 2007, 2006 and 2005, respectively. The expected dividend yield used for 2007, 2006 and 2005 was 5.0%, 5.1%, and 4.6%, respectively. Weighted average expected lives of 4.4 years, 4.4 years, and 4.0 years was used for 2007, 2006, and 2005, respectively. The weighted average fair value of each option granted during 2007, 2006, and 2005 were $2.36, $4.23 and $3.98, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized into expense over the options' vesting period. For the years ended December 31, 2007 and 2006, there was no difference between net earnings as reported and pro forma net earnings as calculated pursuant to SFAS 123 because, as of January 1, 2006, all stock-based compensation awards that were granted prior to our adoption of SFAS 123 were fully vested. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to all outstanding and unvested awards in 2005:

	Year Ended 2005 (Dollars in thousands)
Net earnings, as reported	$964,106
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	21,147
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(22,291)
Pro forma net earnings	$962,962
Earnings per share:	
Basic — as reported	$ 5.56
Basic — pro forma	$ 5.55
Diluted — as reported	$ 5.55
Diluted — pro forma	$ 5.55

At December 31, 2007, the total unrecognized compensation cost related to non-vested stock option grants and restricted stock grants was $56.8 million, which is expected to be recognized in pre-tax income over a weighted average period of 1.8 years.

Pension Plans

In connection with the Chicago Title merger, the Company assumed Chicago Title's noncontributory defined contribution plan and noncontributory defined benefit pension plan (the "Pension Plan").

The Pension Plan covers certain Chicago Title employees. The benefits are based on years of service and the employee's average monthly compensation in the highest 60 consecutive calendar months during the 120 months ending at retirement or termination. Effective December 31, 2000, the Pension Plan was frozen and there will be no future credit given for years of service or changes in salary.

The following table sets forth the funded status of the Pension Plan and amounts reflected in the Company's Consolidated Balance Sheets as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(Dollars in thousands)		
Change in Benefit Obligation:			
Net benefit obligation at beginning of year	$158,258	$162,875	$150,255
Effects of change in actuarial assumptions	(7,212)	(3,970)	14,437
Interest cost	8,876	8,780	8,347
Actuarial loss	2,667	1,856	(2,755)
Gross benefits paid	(12,919)	(11,283)	(7,409)
Net benefit obligation at end of year	$149,670	$158,258	$162,875
Change in Pension Plan Assets:			
Fair value of plan assets at beginning of year	$126,991	$112,636	$ 87,214
Actual return on plan assets	11,373	13,511	8,525
Employer contributions	17,101	12,127	24,306
Gross benefits paid	(12,919)	(11,283)	(7,409)
Fair value of plan assets at end of year	$142,546	$126,991	$112,636
Funded status at end of year	$ (7,124)	$ (31,267)	$ (50,239)
Unrecognized net actuarial loss	53,800	67,677	83,466
Net amount recognized at end of year	$ 46,676	$ 36,410	$ 33,227

The accumulated benefit obligation (ABO) is the same as the projected benefit obligation (PBO) due to the pension plan being frozen as of December 31, 2000.

Pursuant to SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans" ("SFAS 158"), the Company's measurement date is December 31.

The net pension liability included in accounts payable and accrued liabilities as of December 31, 2007 and 2006 is $7.1 million and $31.3 million, respectively.

The components of net periodic expense included in the results of operations for 2007, 2006, and 2005 are as follows:

	2007	2006	2005
	(Dollars in thousands)		
Service cost	$ —	$ —	$ —
Interest cost	8,876	8,780	8,347
Expected return on assets	(10,638)	(9,752)	(8,877)
Amortization of actuarial loss	8,597	9,916	8,829
Total net expense	$ 6,835	$ 8,944	$ 8,299

The net gain or loss recognized in other comprehensive income is shown below, on both a before tax and net of tax basis. There is no impact in other comprehensive income related to a net transition asset or obligation or net prior service cost or credit.

	Before Tax	Net of Tax
	(Dollars in thousands)	
Year ended December 31, 2007:		
Accumulated other comprehensive income at January 1	$67,676	$39,530
Amounts recognized in current fiscal year:		
Net loss/gain	(8,597)	(5,513)
Total	(8,597)	(5,513)
Unrecognized amounts arising in current fiscal year:		
Net loss/gain	(5,279)	(3,385)
Total	(5,279)	(3,385)
Accumulated other comprehensive income at December 31	53,800	30,632
Amounts expected to be recognized in the following year:		
Net loss/gain	(8,597)	(5,457)
Total	$(8,597)	$(5,457)
Year ended December 31, 2006:		
Accumulated other comprehensive income at January 1	$83,466	$49,559
Amounts recognized in current fiscal year:		
Net loss/gain	(9,916)	(6,299)
Total	(9,916)	(6,299)
Unrecognized amounts arising in current fiscal year:		
Net loss/gain	(5,874)	(3,730)
Total	(5,874)	(3,730)
Accumulated other comprehensive income at December 31	67,676	39,530
Amounts expected to be recognized in the following year:		
Net loss/gain	(9,916)	(6,299)
Total	$(9,916)	$(6,299)

Pension Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	2007	2006
Discount rate	6.25%	5.75%
Rate of compensation increase	N/A(a)	N/A(a)

Weighted-average assumptions used to determine net expense for years ended December 31, are as follows:

	2007	2006	2005
Discount rate	5.75%	5.50%	5.75%
Expected return on plan assets	8.5%	8.5%	8.5%
Rate of compensation increase	N/A(a)	N/A(a)	N/A(a)

(a) Rate of compensation increase is not applicable due to the pension being frozen at December 31, 2000.

The discount rate used was determined by discounting projections of future benefit payments using annual spot rates from the Citigroup Pension Discount Curve. The discounted cash flows were then used to determine the effective discount rate.

Pension Plan Assets

The expected long term rate of return on plan assets was 8.5% in 2007 and 2006, derived using the plan's asset mix, historical returns by asset category, expectations for future capital market performance, and the fund's past experience. Both the plan's investment policy and the expected long-term rate of return assumption are reviewed periodically. The Company's strategy is to focus on a one to three-year investment horizon, targeting equity securities at 65% of total assets. The remainder of the portfolio is invested in fixed income securities and cash equivalents in a liability driven investment strategy that intends to match the duration of the fixed income investments to the duration of the plan's liabilities.

The Company's pension plan asset allocation at December 31, 2007 and 2006 and target allocation for 2008 are as follows:

Asset Category	Target Allocation 2008	Percentage of Plan Assets 2007	Percentage of Plan Assets 2006
Equity securities	65%	56.8%	73.2%
Debt securities	35%	34.4	17.6
Insurance annuities		5.4	6.3
Other (Cash)	1-3%	3.4	2.9
Total		100.0%	100.0%

The Company does not hold any investments in its own equity securities within its pension plan assets.

Pension Plan Cash Flows

Plan Contributions

The Company's funding policy is to contribute annually at least the minimum required contribution under the Employee Retirement Income Security Act (ERISA). Contributions are intended to provide not only for benefits accrued to date, but also for those expected to be earned in the future. In 2007, 2006 and 2005, the Company made contributions of $17.1 million, $12.1 million and $24.3 million, respectively. The Company intends to contribute amounts sufficient to avoid payment of the PBGC variable premium in 2008.

Plan Benefit Payments

A detail of actual and expected benefit payments is as follows (in thousands):

Actual Benefit Payments 2006	$11,283
2007	12,919
Expected Future Payments	
2008	$14,954
2009	12,669
2010	13,921
2011	13,889
2012	13,773
2013-2017	70,751

Postretirement Plans

The Company assumed certain health care and life insurance benefits for retired Chicago Title employees in connection with the Chicago Title merger. Beginning on January 1, 2001, these benefits were offered to all employees who meet specific eligibility requirements. The costs of these benefit plans are accrued during the periods the employees render service.

The Company is both self-insured and fully insured for its postretirement health care and life insurance benefit plans, and the plans are not funded. The health care plans provide for insurance benefits after retirement and are generally contributory, with contributions adjusted annually. Postretirement life insurance benefits are primarily contributory, with coverage amounts declining with increases in a retiree's age.

The accrued cost of the accumulated postretirement benefit obligation included in the Company's Consolidated Balance Sheets at December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	(Dollars in thousands)		
Change in Benefit Obligation:			
Net benefit obligation at beginning of year	$ 19,912	$ 18,235	$ 21,440
Service cost	—	43	161
Interest cost	990	1,099	1,005
Plan participants' contributions	1,567	1,631	1,662
Plan amendments	2,768	(2,420)	(782)
Actuarial (gain) loss	(5,073)	4,185	(1,429)
Gross benefits paid	(2,870)	(2,861)	(3,822)
Net benefit obligation at end of year	$ 17,294	$ 19,912	$ 18,235
Change in Plan Assets:			
Fair value of plan assets at beginning of year	$ —	$ —	$ —
Employer contributions	1,303	1,230	2,160
Plan participants' contributions	1,567	1,631	1,662
Gross benefits paid	(2,870)	(2,861)	(3,822)
Fair value of plan assets at end of year	$ —	$ —	$ —
Funded status at end of year	$(17,294)	$(19,912)	$(18,235)
Unrecognized net actuarial loss	—	—	3,105
Unrecognized prior service cost	—	—	(856)
Net accrued cost of accumulated postretirement benefit obligation included in accounts payable and accrued liabilities	$(17,294)	$(19,912)	$(15,986)

Pursuant to SFAS 158, the Company's measurement date is December 31.

Pursuant to SFAS 158 for this fiscal year end, the liability recorded on the Company's balance sheet at December 31, 2007 and 2006 is equal to the funded status.

The Company's postretirement health care and life insurance costs included in the results of operations for 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(Dollars in thousands)		
Service cost	$ —	$ 43	$ 161
Interest cost	990	1,099	1,005
Amortization of prior service cost	(22)	(3,225)	(1,535)
Amortization of actuarial loss	581	1,487	—
Total net periodic income	$1,549	$ (596)	$ (369)

The components of amounts recognized in other comprehensive income, showing separately the net transition asset or obligation, the net gain or loss and the net prior service cost or credit, are as shown below, on both a before tax and net of tax basis.

	Before Tax	Net of Tax
	(Dollars in thousands)	
Year ended December 31, 2007:		
Accumulated other comprehensive income at January 1	$ 5,751	$ 3,652
Amounts recognized in current fiscal year:		
Net prior service cost/credit	22	14
Net loss/gain	(581)	(369)
Unrecognized amounts arising in current fiscal year:		
Net prior service cost/credit	2,768	1,758
Net loss/gain	(5,073)	(3,221)
Total	(2,864)	(1,818)
Accumulated other comprehensive income at December 31	$ 2,887	$ 1,834
Amount expected to be recognized in the following year:		
Amortization of prior service cost/credit	506	321
Year ended December 31, 2006:		
Accumulated other comprehensive income at December 31	$ 5,751	$ 3,652
Adjustment to apply SFAS 158	$ 5,751	$ 3,652
Amounts expected to be recognized in the following year:		
Net prior service cost/credit	$ (52)	$ (33)
Net loss/gain	1,262	801
Total	$ 1,210	$ 768

Postretirement Benefit Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	2007	2006
Discount rate	5.75%	5.75%
Health care cost trend rate assumed for next year	9%	10%
Rate that the cost trend rate gradually declines to	5%	5%
Year that the rate reaches the rate it is assumed to remain at	2012	2012

Weighted-average assumptions used to determine net expense for years ended December 31, are as follows:

	2007	2006	2005
Discount rate	5.75%	5.50%	5.75%
Health care cost trend rate assumed for next year	10%	11%	9%
Rate that the cost trend rate gradually declines to	5%	5%	5%
Year that the rate reaches the rate it is assumed to remain at	2012	2012	2009

The discount rate used was determined by discounting projections of future benefit payments using annual spot rates derived from a yield curve created from yields on a large number of U.S. Aa rated bonds. The discounted cash flows were then used to determine the effective discount rate.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
	(Dollars in thousands)	
Effect on total of service and interest cost	$ 67	$ (59)
Effect on postretirement benefit obligation	920	(821)

Postretirement Benefit Cash Flows

A detail of actual and expected benefit payments is as follows (in thousands):

Benefit Payments	
2006	$1,230
2007	1,303
Expected Future Payments	
2008	$2,103
2009	2,171
2010	2,164
2011	2,129
2012	1,995
2013-2017	6,723

N. Supplementary Cash Flow Information

The following supplemental cash flow information is provided with respect to interest and tax payments, as well as certain non-cash investing and financing activities.

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Cash paid during the year:			
Interest	$ 53,897	$ 57,636	$163,604
Income taxes	86,918	354,711	364,400
Non-cash investing and financing activities:			
Liabilities assumed in connection with acquisitions:			
Fair value of assets acquired	$416,431	$396,738	$211,664
Less: Total purchase price	245,825	290,091	191,158
Liabilities assumed	$170,606	$106,647	$ 20,506

O. Financial Instruments with Off-Balance Sheet Risk and Concentration of Risk

In the normal course of business the Company and certain of its subsidiaries enter into off-balance sheet credit arrangements associated with certain aspects of its title insurance business and other activities.

The Company generates a significant amount of title insurance premiums in California, Texas, Florida, and New York. Title insurance premiums as a percentage of the total title insurance premiums written from those four states are detailed as follows:

	2007	2006	2005
California	16.5%	17.6%	20.9%
Texas	12.6%	11.2%	9.6%
Florida	10.8%	13.8%	14.1%
New York	8.0%	7.8%	8.1%

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade receivables.

The Company places its cash equivalents and short-term investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Investments in commercial paper of industrial firms and financial institutions are rated investment grade by nationally recognized rating agencies.

Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade receivables credit risk. The Company controls credit risk through monitoring procedures.

P. Segment Information

Summarized financial information concerning the Company's reportable segments is shown in the following table.

As of and for the year ended December 31, 2007 (dollars in thousands):

	Fidelity National Title Group, Inc.	Specialty Insurance	Corporate and Other	Total
Title premiums	$3,800,458	$ —	$ —	$3,800,458
Other revenues	1,034,574	386,427	97,841	1,518,842
Intersegment revenue	—	—	—	—
Revenues from external customers	$4,835,032	$386,427	$ 97,841	$5,319,300
Interest and investment income, including realized gains and (losses)	172,421	16,254	16,035	204,710
Total revenues	$5,007,453	$402,681	$ 113,876	$5,524,010
Depreciation and amortization	120,223	6,046	3,823	130,092
Interest expense	14,597	1,478	38,866	54,941
Earnings (loss) before income tax and minority interest	185,944	53,040	(62,471)	176,513
Income tax expense	49,275	19,271	(21,770)	46,776
Minority interest	2,889	—	(2,921)	(32)
Net earnings (loss)	$ 133,780	$ 33,769	$ (37,780)	$ 129,769
Assets	$5,922,123	$461,548	$1,172,743	$7,556,414
Goodwill	1,246,330	23,842	69,533	1,339,705

As of and for the year ended December 31, 2006 (dollars in thousands):

	Fidelity National Title Group, Inc.	Specialty Insurance	Corporate and Other	Fidelity National Information Services, Inc.	Eliminations	Total
Title premiums	$4,608,329	$ —	$ (2,372)	$ 64,964	$ (64,721)	$4,606,200
Other revenues	1,109,293	394,613	4,754	3,215,409	(121,039)	4,603,030
Intersegment revenue	—	—	—	(185,760)	185,760	—
Revenues from external customers	$5,717,622	$394,613	$ 2,382	$3,094,613	$ —	$9,209,230
Gain on issuance of subsidiary stock	—	—		—	—	
Interest and investment income, including realized gains and (losses)	181,634	15,582	20,881	8,774	—	226,871
Total revenues	$5,899,256	$410,195	$ 23,263	$3,103,387	$ —	$9,436,101
Depreciation and amortization	110,486	6,254	447	343,563	—	460,750
Interest expense	12,755	1,443	41,579	154,195	—	209,972
Earnings (loss) before income tax and minority interest	650,276	72,026	(97,466)	318,366	—	943,202
Income tax expense	220,898	28,920	(17,379)	118,432	—	350,871
Minority interest	1,354	—	153,246	(30)	—	154,570
Net earnings (loss)	$ 428,024	$ 43,106	$(233,333)	$ 199,964	—	437,761
Assets	6,023,461	455,057	781,041	—	—	7,259,559
Goodwill	1,087,813	23,842	42,643	—	—	1,154,298

As of and for the year ended December 31, 2005 (dollars in thousands):

	Fidelity National Title Group, Inc.	Specialty Insurance	Corporate and Other	Fidelity National Information Services, Inc.	Eliminations	Total
Title premiums	$4,948,966	$ —	$ (3,922)	$ 80,835	$ (80,835)	$ 4,945,044
Other revenues	1,204,128	428,939	(7,998)	2,685,250	(105,029)	4,205,290
Intersegment revenue	—	—	—	(185,864)	185,864	—
Revenues from external customers	$6,153,094	$428,939	$(11,920)	$2,580,221	$ —	$ 9,150,334
Gain on issuance of subsidiary stock	—	—	318,209	—	—	318,209
Interest and investment income, including realized gains and (losses)	148,409	9,064	18,404	10,160	—	186,037
Total revenues	$6,301,503	$438,003	$324,693	$2,590,381	$ —	$ 9,654,580
Depreciation and amortization	102,105	4,279	238	299,637	—	406,259
Interest expense	16,663	377	28,509	126,778	—	172,327
Earnings (loss) before income tax and minority interest	868,304	133,521	286,052	320,063	—	1,607,940
Income tax expense	327,351	50,204	76,773	119,063	—	573,391
Minority interest	1,972	—	64,021	4,450	—	70,443
Net earnings (loss)	$ 538,981	$ 83,317	$145,258	$ 196,550	—	964,106
Assets	5,900,533	428,203	586,860	4,189,021	—	11,104,617
Goodwill	1,051,526	23,842	10,780	1,787,713	—	2,873,861

The activities of the reportable segments include the following:

Fidelity National Title Group

This segment consists of the operation of FNF's title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title related services including collection and trust activities, trustee's sales guarantees, recordings and reconveyances.

Specialty Insurance

This segment consists of certain subsidiaries that issue flood, home warranty, homeowners, automobile, and other personal lines insurance policies.

Corporate and Other

The corporate and other segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, the operations of Fidelity National Real Estate Solutions, Inc.

("FNRES"), other smaller operations and the Company's share in the operations of certain equity investments, including Sedgwick, Ceridian and Remy.

Fidelity National Information Services, Inc.

Through October 23, 2006, the Company's results also included the operations of FIS as a separate segment. This segment provided transaction processing services, consisting principally of technology solutions for banks and other financial institutions, credit and debit card services and check risk management and related services for retailers and others. This segment also provided lender processing services, consisting principally of technology solutions for mortgage lenders, selected mortgage origination services such as title agency and closing services, default management and mortgage information services. FIS's credit and debit card services and check risk management services were added through its merger with Certegy Inc. ("Certegy"). This merger closed in February 2006 and as a result these businesses are not included in FIS's financial information prior to the closing.

Q. Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"), requiring noncontrolling interests (sometimes called minority interests) to be presented as a component of equity on the balance sheet. SFAS 160 also requires that the amount of net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income. This statement eliminates the need to apply purchase accounting when a parent company acquires a noncontrolling ownership interest in a subsidiary and requires that, upon deconsolidation of a subsidiary, a parent company recognize a gain or loss in net income after which any retained noncontrolling interest will be reported at fair value. SFAS 160 requires expanded disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent's owners and the interest of the noncontrolling owners of subsidiaries. SFAS 160 is effective for periods beginning on or after December 15, 2008 and will be applied prospectively except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. Management is currently evaluating the impact of this statement on the Company's statements of financial position and operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"), requiring an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date, with limited exceptions. The costs of the acquisition and any related restructuring costs will be recognized separately. Assets and liabilities arising from contingencies in a business combination are to be recognized at their fair value at the acquisition date and adjusted prospectively as new information becomes available. When the fair value of assets acquired exceeds the fair value of consideration transferred plus any noncontrolling interest in the acquiree, the excess will be recognized as a gain. Under SFAS 141(R), all business combinations will be accounted for by applying the acquisition method, including combinations among mutual entities and combinations by contract alone. SFAS 141(R) is effective for periods beginning on or after December 15, 2008 and will apply to business combinations occurring after the effective date. Management is currently evaluating the impact of this statement on the Company's statements of financial position and operations.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide *Investment Companies*. For those entities that are investment companies under SOP 07-1, SOP 07-1 also addresses whether specialized industry accounting principles and disclosure requirements should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. The effective date for SOP 07-1 has been delayed indefinitely. Management is currently evaluating the impact of this statement on the Company's statements of financial position and operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 mandates certain financial statement presentation and disclosure requirements when a company elects to report assets and liabilities at fair value under SFAS 159. SFAS 159 is effective as of January 1, 2008 for calendar year entities. Management is currently evaluating the impact of adopting this statement on the Company's statements of financial position and operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact of adopting this statement on the Company's statements of financial position and operations.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

As of the end of the year covered by this report, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective to provide reasonable assurance that its disclosure controls and procedures will timely alert them to material information required to be included in the Company's periodic SEC reports.

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has adopted the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. ***Other Information***

None.

PART III

Items 10-14.

Within 120 days after the close of its fiscal year, the Company intends to file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 as amended, which will include the matters required by these items.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) (1) *Financial Statements.* The following is a list of the Consolidated Financial Statements of Fidelity National Financial, Inc. and its subsidiaries included in Item 8 of Part II:

Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm on Financial Statements

Consolidated Balance Sheets as of December 31, 2007 and 2006

Consolidated Statements of Earnings for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Comprehensive Earnings for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

(a) (2) *Financial Statement Schedules.* The following is a list of financial statement schedules filed as part of this annual report on Form 10-K:

Schedule II: Fidelity National Financial, Inc. (Parent Company Financial Statements)

Schedule V: Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(a) (3) The following exhibits are incorporated by reference or are set forth on pages to this Form 10-K:

Exhibit Number	Description
2.1	Securities Exchange and Distribution Agreement between Old FNF and the Registrant, dated as of June 25, 2006, as amended and restated as of September 18, 2006 (incorporated by reference to Annex A to the Registrant's Schedule 14C filed on September 19, 2006 (the "Information Statement"))
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Annex C to the Information Statement)
3.2	Amended and Restated Bylaws of the Registrant, as adopted on September 26, 2005 (incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)
4.1	Indenture between the Registrant and The Bank of New York Trust Company, N.A., dated December 8, 2005, relating to the notes referred to below (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005)
4.2	First Supplemental Indenture between the Registrant and the Bank of New York Trust Company, N.A., dated as of January 6, 2006 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on January 24, 2006)

Exhibit Number	Description
4.3	Form of Subordinated Indenture between the Registrant and the Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit 4.2(A) to the Registrant's Registration Statement on Form S-3 filed on November 14, 2007)
4.4	Form of 7.30% note due August 15, 2011 (incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-4 filed on October 28, 2005)
4.5	Form of 5.25% note due March 15, 2013 (incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-4 filed on October 28, 2005)
4.6	Form of the Registrant's Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 Annual Report"))
10.1	Credit Agreement among the Registrant, Bank of America, N.A., and certain agents and other lenders party thereto, dated as of September 12, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 30, 2006)
10.2	Fidelity National Title Group, Inc. 2005 Omnibus Incentive Plan, as amended, effective as of September 26, 2005 (incorporated by reference to Annex D to the Information Statement).(1)
10.3	Fidelity National Title Group, Inc. Employee Stock Purchase Plan, effective as of September 26, 2005 (incorporated by reference to Exhibit 10.50 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).(1)
10.4	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.51 to the Registrant's Registration Statement on Form S-1 filed on September 22, 2005).(1)
10.5	Fidelity Sedgwick Holdings, Inc. 2006 Stock Incentive Plan (the "FSH Plan"), effective as of January 31, 2006 (incorporated by reference to Exhibit 99.3 to Old FNF's Current Report on Form 8-K filed on February 6, 2006).(1)
10.6	Form of Stock Option Agreement under the FSH Plan (incorporated by reference to Exhibit 99.4 to Old FNF's Current Report on Form 8-K filed on February 6, 2006).(1)
10.7	Tax Disaffiliation Agreement by and among Old FNF, the Registrant and FIS, dated as of October 23, 2006 (incorporated by reference to Exhibit 99.1 to Old FNF's Form 8-K, filed on October 27, 2006)
10.8	Cross-Indemnity Agreement by and between the Registrant and FIS, dated as of October 23, 2006 (incorporated by reference to Exhibit 99.2 to FIS's Form 8-K, filed on October 27, 2006)
10.9	Employment Agreement between the Registrant and Anthony J. Park, effective as of December 22, 2006 (incorporated by reference to Exhibit 10.9 to the 2006 Annual Report).(1)
10.10	Employment Agreement between the Registrant and Brent B. Bickett, effective as of October 24, 2006 (incorporated by reference to Exhibit 10.10 to the 2006 Annual Report).(1)
10.11	Employment Agreement between the Registrant and Peter T. Sadowski, effective as of October 24, 2006 (incorporated by reference to Exhibit 10.11 to the 2006 Annual Report).(1)
10.12	Employment Agreement between the Registrant and William P. Foley, II, effective as of October 24, 2006 (incorporated by reference to Exhibit 10.12 to the 2006 Annual Report).(1)
10.13	Employment Agreement between the Registrant and Alan L. Stinson, effective as of October 24, 2006 (incorporated by reference to Exhibit 10.13 to the 2006 Annual Report).(1)
10.14	Employment Agreement between the Registrant and Raymond R. Quirk, effective as of October 24, 2006 (incorporated by reference to Exhibit 10.14 to the 2006 Annual Report).(1)
10.15	Fidelity National Title Group, Inc. Annual Incentive Plan (incorporated by reference to Annex E to the Information Statement).(1)
10.16	Form of Option Agreement under the Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.16 to the 2006 Annual Report)
10.17	Form of Option Agreement under the Fidelity National Title Group, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.17 to the 2006 Annual Report)
21.1	Subsidiaries of the Registrant

Exhibit Number	Description
23.1	Consents of KPMG LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by Chief Executive Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
32.2	Certification by Chief Financial Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

(1) A management or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 15(c) of Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY NATIONAL FINANCIAL, INC.

By: /s/ ALAN L. STINSON
Alan L. Stinson
Chief Executive Officer

Date: February 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALAN L. STINSON Alan L. Stinson	Chief Executive Officer (Principal Executive Officer)	February 29, 2008
/s/ ANTHONY J. PARK Anthony J. Park	Chief Financial Officer (Principal Financial and Accounting Officer)	February 29, 2008
/s/ WILLIAM P. FOLEY, II William P. Foley, II	Director and Chairman of the Board	February 29, 2008
/s/ DOUGLAS K. AMMERMAN Douglas K. Ammerman	Director	February 29, 2008
/s/ WILLIE D. DAVIS Willie D. Davis	Director	February 29, 2008
/s/ JOHN F. FARRELL, JR. John F. Farrell, Jr.	Director	February 29, 2008
/s/ THOMAS M. HAGERTY Thomas M. Hagerty	Director	February 29, 2008
/s/ PHILIP G. HEASLEY Philip G. Heasley	Director	February 29, 2008
/s/ DANIEL D. (RON) LANE Daniel D. (Ron) Lane	Director	February 29, 2008
/s/ GENERAL WILLIAM LYON General William Lyon	Director	February 29, 2008

Signature	Title	Date
/s/ RICHARD N. MASSEY Richard N. Massey	Director	February 29, 2008
/s/ PETER O. SHEA, JR. Peter O. Shea, Jr.	Director	February 29, 2008
/s/ CARY H. THOMPSON Cary H. Thompson	Director	February 29, 2008
/s/ FRANK P. WILLEY Frank P. Willey	Director	February 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Fidelity National Financial, Inc.:

Under date of February 28, 2008, we reported on the Consolidated Balance Sheets of Fidelity National Financial, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related Consolidated Statements of Earnings, Comprehensive Earnings, Stockholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2007, as contained in the Annual Report on Form 10-K for the year 2007. In connection with our audits of the aforementioned Consolidated Financial Statements, we also audited the related financial statement schedules as listed under Item 15(a)2. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic Consolidated Financial Statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Notes A and M to the Consolidated Financial Statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment." As discussed in Note M to the Consolidated Financial Statements, the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," as of December 31, 2006. As discussed in Note I to the Consolidated Financial Statements, effective January 1, 2007, the Company adopted the recognition and disclosure provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."

/s/ KPMG LLP

February 28, 2008
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL FINANCIAL, INC.
(Parent Company)

BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except share data)	
ASSETS		
Cash	$ —	$ —
Investment securities available for sale, at fair value	60,003	183,594
Investment in unconsolidated affiliates	634,578	136,286
Accounts receivable from subsidiaries	612,202	540,305
Notes receivable, net	28,175	15,258
Income taxes receivable	67,244	25,960
Investment in subsidiaries	2,997,415	3,183,350
Property and equipment, net	11,349	2,069
Prepaid expenses and other assets	1,675	8,420
Other intangibles	5,936	6,373
	$4,418,577	$4,101,615
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 34,998	$ 37,820
Notes payable	1,025,014	489,730
Deferred income taxes	60,609	43,653
Income taxes payable	—	—
	1,120,621	571,203
Minority Interest	53,868	56,044
Stockholders' Equity:		
Common stock, Class A, $0.0001 par value; authorized 600,000,000 shares at December 31, 2007 and 2006, respectively; issued 223,069,076 and 221,507,939 shares at December 31, 2007 and 2006, respectively	22	22
Preferred stock, $0.0001 par value; authorized 50,000,000 shares, issued and outstanding, none	—	—
Additional paid-in capital	3,236,866	3,193,904
Retained earnings	213,103	345,516
	3,449,991	3,539,442
Accumulated other comprehensive loss	(16,630)	(63,046)
Less treasury stock, 10,032,449 shares and 94,781 shares at December 31, 2007 and December 31, 2006, at cost	(189,273)	(2,028)
	3,244,088	3,474,368
	$4,418,577	$4,101,615

See Notes to Financial Statements —
See Accompanying Report of Registered Independent Public Accounting Firm

FIDELITY NATIONAL FINANCIAL, INC.
(Parent Company)

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Revenue:			
Other fees and revenue	$ 12,930	$ 388	$ 187
Gain on sale of minority interest in FIS	—	—	318,209
Interest and investment income	6,697	21,146	19,929
	19,627	21,534	338,325
Expenses:			
Personnel expenses	20,830	47,538	7,250
Other operating expenses	12,788	27,778	8,620
Interest expense	38,050	41,089	38,157
	71,668	116,405	54,027
Earnings (loss) before income tax expense (benefit) and equity in earnings of Subsidiaries	(52,041)	(94,871)	284,298
Income tax expense (benefit)	(13,791)	(35,292)	112,093
Earnings (loss) before equity in earnings of subsidiaries	(38,250)	(59,579)	172,205
Equity in earnings of subsidiaries	167,987	651,910	862,344
Earnings before minority interest	129,737	592,331	1,034,549
Minority interest	(32)	154,570	70,443
Net earnings	$ 129,769	$ 437,761	$ 964,106
Basic earnings per share	$ 0.60	$ 2.40	$ 5.56
Weighted average shares outstanding, basic basis	216,583	182,031	173,463
Diluted earnings per share	$ 0.59	$ 2.39	$ 5.55
Weighted average shares outstanding, diluted basis	219,989	182,861	173,575
Retained earnings, beginning of year	$ 345,516	$ 103,665	$ 1,515,215
Dividends declared	(262,182)	(195,910)	(1,940,388)
Effect of FNT stock distribution	—	—	(435,268)
Net earnings	129,769	437,761	964,106
Retained earnings, end of year	$ 213,103	$ 345,516	$ 103,665

See Notes to Financial Statements —
See Accompanying Report of Registered Independent Public Accounting Firm

FIDELITY NATIONAL FINANCIAL, INC.
(Parent Company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Cash Flows From Operating Activities:			
Net earnings	$ 129,769	$ 437,761	$ 964,106
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:			
Amortization of debt issuance costs	1,630	1,167	1,242
Minority interest	(32)	154,570	70,443
Equity in earnings of subsidiaries	(167,987)	(651,910)	(862,344)
Gain on sale of minority interest in FIS	—	—	(318,209)
Gain on sales of investments and other assets	(1,691)	(4,850)	(5,720)
Stock-based compensation cost	29,866	64,984	34,108
Tax benefit associated with the exercise of stock options	(4,687)	(81,776)	34,844
Transaction fee income	(12,293)	—	—
Net (decrease) increase in income taxes	(32,527)	(92,144)	161,936
Net decrease in prepaid expenses and other assets	7,348	5,880	4,204
Net increase (decrease) in accounts payable and accrued liabilities	6,178	(463)	(23,002)
Net cash (used in) provided by operating activities	(44,426)	(166,781)	61,608
Cash Flows From Investing Activities:			
Proceeds from sales of investments	372,767	919,653	820,522
Purchases of investments	(241,796)	(944,672)	(1,071,623)
Net proceeds (purchases) from short-term investing activities	—	320,553	(319,226)
Purchases of property and equipment	(10,597)	(914)	(33)
Collections (proceeds) of notes receivable	1,389	(340)	—
Net additions to investment in subsidiaries	(498,206)	(115,022)	(14,284)
Net cash (used in) provided by investing activities	(376,443)	179,258	(584,644)
Cash Flows From Financing Activities:			
Borrowings	535,000	—	—
Debt service payments	—	(8,652)	(400,000)
Debt cost additions	(904)	(1,336)	
Dividends paid	(262,182)	(195,910)	(1,940,389)
Purchases of treasury stock	(187,245)	—	(70,874)
Exercise of stock options	8,409	35,665	51,846
Tax benefit associated with the exercise of stock options	4,687	81,776	—
Net borrowings and dividends from subsidiaries	323,104	75,980	2,882,453
Net cash provided by (used in) financing activities	420,869	(12,477)	523,036
Net change in cash and cash equivalents	—	—	—
Cash at beginning of year	—	—	—
Cash at end of year	$ —	$ —	$ —

See Notes to Financial Statements —
See Accompanying Report of Registered Independent Public Accounting Firm

FIDELITY NATIONAL FINANCIAL, INC.
(Parent Company)

A. Summary of Significant Accounting Policies

Fidelity National Financial, Inc. (the "Company") transacts substantially all of its business through its subsidiaries. The Parent Company Financial Statements should be read in connection with the aforementioned Consolidated Financial Statements and Notes thereto included elsewhere herein.

B. Notes Payable

Notes payable consist of the following:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Unsecured notes, net of discount, interest payable semi-annually at 5.25%, due March 2013	$ 249,033	$248,849
Unsecured notes, net of discount, interest payable semi-annually at 7.3%, due August 2011	240,981	240,881
Syndicated credit agreement, unsecured, interest due monthly at LIBOR plus 0.36% (5.21% at December 31, 2007), unused portion $565 million at December 31, 2007	535,000	—
	$1,025,014	$489,730

C. Supplemental Cash Flow Information

	Year Ended December 31, 2007	2006	2005
	(Dollars in thousands)		
Cash paid during the year:			
Interest	$ 37,700	$ 35,292	$163,604
Income taxes	(38,119)	185,678	364,400

D. Cash Dividends Received

The Company has received cash dividends from subsidiaries and affiliates of $0.4 billion, $0.4 billion, and $2.8 billion in 2007, 2006 and 2005, respectively.

SCHEDULE V

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2007, 2006 and 2005

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charge to Costs and Expenses	Other (Described)	Deduction (Described)	Balance at End of Period
	(Dollars in thousands)				
Year ended December 31, 2007:					
Reserve for claim losses	$1,220,636	$653,876	$ —	$486,041(1)	$1,388,471
Allowance on trade and notes receivables	12,674	3,997	624(2)	4,204(2)	13,091
Year ended December 31, 2006:					
Reserve for claim losses	$1,113,506	$486,334	$ (8,515)	$370,689(1)	$1,220,636
Allowance on trade and notes receivables	34,037	15,972	(24,761)(3)	12,574(2)	12,674
Year ended December 31, 2005:					
Reserve for claim losses	$1,000,474	$480,556	$ 1,000	$368,524(1)	$1,113,506
Allowance on trade and notes receivables	35,909	12,319	458(2)	14,649(2)	34,037

(1) Represents payments of claim losses, net of recoupments.

(2) Represents uncollectible accounts written-off, change in reserve due to reevaluation of specific items and change in reserve due to purchases and sales of certain assets.

(3) Represents reserves transferred in the distribution of FIS, partially offset by reserves assumed in FIS acquisitions in the period from January 1 through October 23, 2006.

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Performance Graph

Set forth below is a graph comparing cumulative total stockholder return on the Company's common stock against the cumulative total return on the S & P 500 Index and against the cumulative total return of a peer group index consisting of certain companies in the primary industry in which the Company competes (SIC code 6361 — Title Insurance) for the period ending December 31, 2007. This peer group consists of the following companies: First American Corporation, LandAmerica Financial Group, Inc. and Stewart Information Services Corp. The peer group comparison has been weighted based on the Company's stock market capitalization. The graph assumes an initial investment of $100.00 on October 18, 2005, with dividends reinvested over the periods indicated.

PERFORMANCE GRAPH

Comparison of 5 Year Cumulative Total Returns
Among Fidelity National Financial, Inc., the S&P 500 Index
and a Peer Group



DOLLARS
250
200
150
100
50
0
Fidelity National Financial
S&P 500 Index
Peer Group
10/18/05
12/31/05
12/31/06
12/31/07

	10/18/05	12/31/05	12/31/06	12/31/07
Fidelity National Financial	100	112.42	116.31	75.74
S&P 500 Index	100	106.36	123.16	129.93
Peer Group	100	106.95	99.67	76.29

ASSUMES $100 INVESTED ON OCTOBER 18, 2005
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DECEMBER 31, 2007

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll-free 1-800-690-6903 on a Touch-Tone telephone and follow the instructions on the reverse side. There is NO CHARGE to you for this call.

<u>or</u>

2. Vote by Internet at our Internet Address: www.proxyvote.com

<u>or</u>

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE VOTE

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

▲ PLEASE DETACH HERE ▲

FIDELITY NATIONAL FINANCIAL, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 29, 2008

The undersigned hereby appoints William P. Foley, II and Frank P. Willey, and each of them, as Proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all the shares of common stock of Fidelity National Financial, Inc. held of record by the undersigned as of March 31, 2008, at the Annual Meeting of Stockholders to be held at 11:00 a.m., eastern time in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, FL 32204 on May 29, 2008, or any adjournment thereof.

This instruction and proxy card is also solicited by the Board of Directors of Fidelity National Financial, Inc. (the "Company") for use at the Annual Meeting of Stockholders on May 29, 2008 at 11:00 a.m., eastern time from persons who participate in either (1) the Fidelity National Financial, Inc. 401(k) Profit Sharing Plan (the "401(k) Plan"), or (2) the Fidelity National Financial, Inc. Employee Stock Purchase Plan (the "ESPP"), or (3) both the 401(k) Plan and the ESPP.

By signing this instruction and proxy card, the undersigned hereby instructs Wells Fargo Bank Minnesota, N.A., Trustee for the 401(k) Plan and the ESPP, to exercise the voting rights relating to any shares of common stock of Fidelity National Financial, Inc. allocable to his or her account(s) as of March 31, 2008. For shares voted by mail, this instruction and proxy card is to be returned to the tabulation agent (Fidelity National Financial, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) by May 27, 2008. For shares voted by phone or internet, the deadline is 11:59 p.m. eastern time on May 26, 2008. For the 401(k) Plan, the Trustee will tabulate the votes received from all participants received by the deadline and will determine the ratio of votes for and against each item. The Trustee will then vote all shares held in the 401(k) Plan according to these ratios. For the ESPP, the Trustee will vote only those shares that are properly voted by ESPP participants.

(Continued on reverse side)

FIDELITY NATIONAL FINANCIAL, INC.
601 RIVERSIDE AVENUE
JACKSONVILLE, FL 32204

YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Fidelity National Financial, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Fidelity National Financial, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

PLEASE VOTE

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: FIDLTN1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FIDELITY NATIONAL FINANCIAL, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Vote on Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. To elect to the Board of Directors.	☐	☐	☐	______________

Nominees:

01) William P. Foley, II
02) Douglas K. Ammerman
03) Thomas M. Hagerty
04) Peter O. Shea, Jr.

Vote on Proposals

		For	Against	Abstain
2.	To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.	☐	☐	☐
3.	To approve the Fidelity National Financial, Inc. Amended and Restated 2005 Omnibus Incentive Plan.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

April 15, 2008

Dear Stockholder:

On behalf of the Board of Directors, I cordially invite you to attend the annual meeting of stockholders of Fidelity National Financial, Inc. The meeting will be held on May 29, 2008 at 11:00 a.m., Eastern Daylight Time, in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204. The formal Notice of Annual Meeting and Proxy Statement for this meeting are attached to this letter.

The Notice of Annual Meeting and Proxy Statement contain more information about the annual meeting, including:

- who can vote; and
- the different methods you can use to vote, including the telephone, Internet and traditional paper proxy card.

Whether or not you plan to attend the annual meeting, please vote by one of these outlined methods to ensure that your shares are represented and voted in accordance with your wishes. This will help us avoid the expense of sending follow-up letters to ensure that a quorum is represented at the annual meeting, and will assure that your vote is counted if you are unable to attend.

On behalf of the Board of Directors, I thank you for your cooperation.

Sincerely,

Alan L. Stinson

Alan L. Stinson
Chief Executive Officer

Fidelity National Financial, Inc.

601 Riverside Avenue
Jacksonville, Florida 32204

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Fidelity National Financial, Inc.:

Notice is hereby given that the 2008 Annual Meeting of Stockholders of Fidelity National Financial, Inc. will be held on May 29, 2008 at 11:00 a.m., Eastern Daylight Time, in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204 for the following purposes:

1. to elect four Class III directors to serve until the 2011 annual meeting of stockholders or until their successors are duly elected and qualified or until their earlier death, resignation or removal;
2. to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year;
3. to consider and approve the Fidelity National Financial, Inc. Amended and Restated 2005 Omnibus Incentive Plan; and
4. to transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors set March 31, 2008 as the record date for the meeting. This means that owners of Fidelity National Financial, Inc. common stock at the close of business on that date are entitled to:

- receive notice of the meeting; and
- vote at the meeting and any adjournments or postponements of the meeting.

All stockholders are cordially invited to attend the meeting in person. However, even if you plan to attend the annual meeting in person, please read these proxy materials and cast your vote on the matters that will be presented at the meeting. You may vote your shares through the Internet, by telephone, or by mailing the enclosed proxy card. Instructions for our registered stockholders are described under the question "How do I vote?" on page 2 of the proxy statement.

Sincerely,

Todd C. Johnson
Corporate Secretary

Jacksonville, Florida
April 15, 2008

PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE (OR VOTE VIA TELEPHONE OR INTERNET) TO ASSURE REPRESENTATION OF YOUR SHARES.

TABLE OF CONTENTS

Fidelity National Financial, Inc.

601 Riverside Avenue
Jacksonville, Florida 32204

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors (the "Board") of Fidelity National Financial, Inc. (the "Company" or "FNF") for use at the Annual Meeting of Stockholders to be held on May 29, 2008 at 11:00 a.m., Eastern Daylight Time, or at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida.

It is anticipated that such proxy, together with this proxy statement, will be first mailed on or about April 15, 2008 to all stockholders entitled to vote at the meeting.

The Company's principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number at that address is (904) 854-8100.

GENERAL INFORMATION ABOUT THE COMPANY

Prior to October 17, 2005, the Company was known as Fidelity National Title Group, Inc. ("FNT") and was a wholly-owned subsidiary of another publicly traded company, also called Fidelity National Financial, Inc. ("old FNF"). On October 17, 2005, old FNF distributed to its stockholders a minority interest in the Company, making it a majority-owned, publicly traded company (the "Partial Spin-Off"). On October 24, 2006, old FNF transferred certain assets to the Company in return for the issuance of 45,265,956 shares of Company common stock to old FNF. Old FNF then distributed to its stockholders all of its shares of Company common stock, making the Company a stand alone public company (the "Full Spin-Off"). In November 2006, old FNF was then merged with and into another of its subsidiaries, Fidelity National Information Services, Inc. ("FIS"), after which the Company changed its name to Fidelity National Financial, Inc. Unless stated otherwise or the context otherwise requires, all references in this proxy statement to "us," "we," "our," the "Company" or "FNF" are to Fidelity National Financial, Inc.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Your shares can be voted at the annual meeting only if you vote by proxy or if you are present and vote in person. Even if you expect to attend the annual meeting, please vote by proxy to assure that your shares will be represented.

Who is entitled to vote?

All record holders of FNF common stock as of the close of business on March 31, 2008 are entitled to vote. On that day, 213,901,531 shares were issued and outstanding and eligible to vote. Each share is entitled to one vote on each matter presented at the annual meeting.

What shares are covered by the proxy card?

The proxy card covers all shares held by you of record (i.e., shares registered in your name), and any shares held for your benefit in FNF's 401(k) plan and Employee Stock Purchase Plan.

What if I am a beneficial holder rather than an owner of record?

If you hold your shares through a broker, bank, or other nominee, you will receive separate instructions from the nominee describing how to vote your shares.

How do I vote?

There are three ways to vote by proxy, other than by attending the annual meeting and voting in person:

- by mail, using the enclosed proxy card and return envelope;
- by telephone, using the telephone number printed on the proxy card and following the instructions on the proxy card; or
- by the Internet, using a unique password printed on your proxy card and following the instructions on the proxy card.

What does it mean to vote by proxy?

It means that you give someone else the right to vote your shares in accordance with your instructions. In this case, we are asking you to give your proxy to our Chairman of the Board and to our Vice Chairman of the Board, who are sometimes referred to as the "proxy holders." By giving your proxy to the proxy holders, you assure that your vote will be counted even if you are unable to attend the annual meeting. If you give your proxy but do not include specific instructions on how to vote on a particular proposal described in this proxy statement, the proxy holders will vote your shares in accordance with the recommendation of the Board for such proposal.

On what am I voting?

You will be asked to consider three proposals at the annual meeting.

- Proposal No. 1 asks you to elect four Class III directors to serve until the 2011 annual meeting of stockholders.
- Proposal No. 2 asks you to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2008 fiscal year.
- Proposal No. 3 asks you to approve the Fidelity National Financial, Inc. Amended and Restated 2005 Omnibus Incentive Plan, or the *omnibus incentive plan*.

What happens if other matters are raised at the meeting?

Although we are not aware of any matters to be presented at the annual meeting other than those contained in the Notice of Annual Meeting, if other matters are properly raised at the meeting in accordance with the procedures specified in FNF's certificate of incorporation and bylaws, all proxies given to the proxy holders will be voted in accordance with their best judgment.

What if I submit a proxy and later change my mind?

If you have submitted your proxy and later wish to revoke it, you may do so by doing one of the following: giving written notice to the Corporate Secretary; submitting another proxy bearing a later date (in any of the permitted forms); or casting a ballot in person at the annual meeting.

Who will count the votes?

Broadridge Investor Communications Services will serve as proxy tabulator and count the votes, and the results will be certified by the inspector of election.

How many votes must each proposal receive to be adopted?

The following votes must be received:

- For Proposal No. 1 regarding the election of directors, the four people receiving the largest number of votes cast at the annual meeting will be elected as directors.
- For Proposal No. 2, under Delaware law the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote would be required for approval.

- For Proposal No. 3 regarding the approval of the omnibus incentive plan, in order to satisfy the listing standards of the New York Stock Exchange, or *NYSE*, the total vote cast with respect to the proposal concerning the omnibus incentive plan must represent more than 50% of the total number of shares entitled to vote on the proposal, and a majority of the shares voted must be voted in favor of the proposal. In addition, under Delaware law the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote would be required for approval.

What constitutes a quorum?

A quorum is present if a majority of the outstanding shares of common stock entitled to vote is represented. Broker non-votes and abstentions will be counted for purposes of determining whether a quorum is present.

What are broker non-votes?

Broker non-votes occur when nominees, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial holders at least ten days before the meeting. If that happens, the nominees may vote those shares only on matters deemed "routine" by the NYSE, such as election of directors or ratification of auditors. Nominees cannot vote on non-routine matters, unless they receive voting instructions from beneficial holders, resulting in so-called "broker non-votes." With respect to Proposal No. 3, a broker non-vote is not a vote "cast" for purposes of the NYSE listing standard that requires that the total vote cast on Proposal No. 3 must represent more than 50% of the total number of shares entitled to vote on the proposal. For purposes of the Delaware law requirement that a proposal receive the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote, broker non-votes will have no effect.

What effect does an abstention have?

With respect to Proposal No. 1, abstentions or directions to withhold authority will not be included in vote totals and will not affect the outcome of the vote. For purposes of the Delaware law requirement that a proposal receive the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote, abstentions will have the effect of a vote against the proposals. With respect to Proposal No. 3, an abstention or direction to withhold authority is a vote "cast" for purposes of the NYSE listing standard that requires that the total vote cast on Proposal No. 3 must represent more than 50% of the total number of shares entitled to vote on the proposal.

Who pays the cost of soliciting proxies?

We pay the cost of the solicitation of proxies, including preparing and mailing the Notice of Annual Meeting of Stockholders, this proxy statement and the proxy card. Following the mailing of this proxy statement, directors, officers and employees of the Company may solicit proxies by telephone, facsimile transmission or other personal contact. Such persons will receive no additional compensation for such services. Brokerage houses and other nominees, fiduciaries and custodians who are holders of record of shares of common stock will be requested to forward proxy soliciting material to the beneficial owners of such shares and will be reimbursed by the Company for their charges and expenses in connection therewith at customary and reasonable rates. In addition, the Company has retained Morrow & Co. to assist in the solicitation of proxies for an estimated fee of $12,000 plus reimbursement of expenses.

What if I share a household with another stockholder?

We have adopted a procedure approved by the Securities and Exchange Commission, or *SEC*, called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Annual Report and Proxy Statement unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings. If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our Annual Reports and/or Proxy Statements, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the Annual Report or Proxy Statement for your household, please contact our transfer agent, Continental Stock Transfer & Trust (in writing: 17 Battery Place, 8th Floor, New York, NY 10004; by telephone: (212) 509-4000). If you participate in householding and wish to receive a separate copy of the 2007 Annual Report or this Proxy Statement, or if you do not wish to participate in householding and prefer to receive separate copies of future Annual Reports and/or Proxy Statements, please contact Continental Stock Transfer & Trust as indicated above. Beneficial stockholders can request information about householding from their banks, brokers or other holders of record. We hereby undertake to deliver promptly upon written or oral request, a separate copy of the annual report to stockholders, or proxy statement, as applicable, to a stockholder at a shared address to which a single copy of the document was delivered.

CERTAIN INFORMATION ABOUT OUR DIRECTORS

Information About the Nominees for Election

The names of the nominees proposed for election at the annual meeting as Class III directors of the Company and certain biographical information concerning each of them is set forth below. Expiration terms of nominees for election at the annual meeting are given assuming the nominees are elected.

Nominees for Class III Directors — Term Expiring 2011

Name	Position with FNF	Age(1)	Director Since
William P. Foley, II	Chairman of the Board Chairman of the Executive Committee	63	1984(2)
Douglas K. Ammerman	Director Chairman of the Audit Committee	56	2005(2)
Thomas M. Hagerty	Director Chairman of the Corporate Governance and Nominating Committee, Member of the Executive Committee	45	2004(2)
Peter O. Shea, Jr.	Director Member of the Corporate Governance and Nominating Committee	41	2006

(1) As of April 1, 2008.

(2) Includes the period of time during which the director served as a director of old FNF.

William P. Foley, II. William P. Foley, II has served as a director of the Company since its formation on May 24, 2005 and, since October 2006, has served as the executive Chairman of the Company. Mr. Foley also served as Chief Executive Officer of the Company from October 2006 until May 2007. Mr. Foley was the Chairman of the Board and Chief Executive Officer of old FNF, and served in both capacities since that company's formation in 1984. Mr. Foley also served as President of old FNF from 1984 until December 31, 1994. Mr. Foley also serves as the Executive Chairman of FIS.

Douglas K. Ammerman. Douglas K. Ammerman has served as a director of the Company since the Full Spin-Off in October 2006. Mr. Ammerman is a retired partner of KPMG LLP, where he became a partner in 1984. Mr. Ammerman formally retired from KPMG in 2002. He also serves as a director of Quiksilver, Inc., William Lyon Homes and El Pollo Loco, Inc.

Thomas M. Hagerty. Thomas M. Hagerty has served as a director of the Company since the Full Spin-Off in October 2006. Mr. Hagerty has also served as a director of FIS since 2006. Mr. Hagerty is a Managing Director of Thomas H. Lee Partners, L.P. Mr. Hagerty has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company, since 1988. Mr. Hagerty currently serves as a director of MGIC Investment Corporation and FIS.

Peter O. Shea, Jr. Peter O. Shea, Jr. has served as a director of the Company since April 2006. Mr. Shea is also the President and Chief Executive Officer of J.F. Shea Co., Inc. and he previously served as Chief Operating Officer of J.F. Shea Co., Inc. for more than five years. J.F. Shea Co., Inc. is a private company with operations in home construction, commercial property development and management and heavy civil construction.

Information About Our Directors Continuing in Office

The names of the incumbent directors of the Company who are not up for election at the annual meeting and certain biographical information concerning each of them is set forth below. Expiration terms of the incumbent directors are also provided.

Incumbent Class I Directors — Term Expiring 2009

Name	Position with FNF	Age(1)	Director Since
John F. Farrell, Jr.	Director Member of the Audit Committee	70	2000(2)
Frank P. Willey	Vice Chairman of the Board	54	1984(2)
Willie D. Davis	Director Member of the Audit Committee	73	2003(2)
Philip G. Heasley	Director Member of the Corporate Governance and Nominating Committee	58	2000(2)

(1) As of April 1, 2008.

(2) Includes the period of time during which the director served as a director of old FNF.

John F. Farrell, Jr. John F. Farrell, Jr. has served as a director of the Company since the Partial Spin-Off in October 2005. Mr. Farrell is a private investor and has been since 1997. From 1985 through 1997 he was Chairman and Chief Executive Officer of North American Mortgage Company.

Frank P. Willey. Frank P. Willey has served as a director and Vice Chairman of the Company since the Partial Spin-Off in October 2005. Mr. Willey served as the Vice Chairman of the Board of Directors of old FNF prior to joining the Board of the Company. Mr. Willey also was the President of old FNF from January 1, 1995 through March 20, 2000. Mr. Willey also serves as a director of CKE Restaurants, Inc.

Willie D. Davis. Willie D. Davis has served as a director of the Company since the Partial Spin-Off in October 2005. Mr. Davis has served as the President and a director of All-Pro Broadcasting, Inc., a holding company that operates several radio stations, since 1976. Mr. Davis currently also serves on the Board of Directors of MGM Mirage, Inc., Alliance Bank and Manpower, Inc.

Philip G. Heasley. Philip G. Heasley has served as a director of the Company since the Partial Spin-Off in October 2005. Mr. Heasley has served as the President and CEO of ACI Worldwide, Inc., formerly known as Transaction Systems Architects, Inc., since May 2005. From 2003 until May 2005, Mr. Heasley served as Chairman and Chief Executive Officer of Paypower LLC. Prior to that, Mr. Heasley served as Chairman and Chief Executive Officer of First USA Bank from 2000 to 2003. Before First USA, Mr. Heasley spent 13 years in executive positions at U.S. Bancorp, including six years as Vice Chairman and two years as President and Chief Operating Officer. Mr. Heasley also serves as a director of ACI Worldwide, Inc. and Kintera, Inc.

Incumbent Class II Directors — Term Expiring 2010

Name	Position with FNF	Age(1)	Director Since
Daniel D. (Ron) Lane	Director Chairman of the Compensation Committee	73	1989(2)
General William Lyon	Director	85	1998(2)
Richard N. Massey	Director Member of the Compensation Committee	52	2006(2)
Cary H. Thompson	Director Member of the Compensation Committee and the Executive Committee	51	1992(2)

(1) As of April 1, 2008.

(2) Includes the period of time during which the director served as a director of old FNF.

Daniel D. (Ron) Lane. Daniel D. (Ron) Lane has served as a director of the Company since the Full Spin-Off. Since February 1983, Mr. Lane has been a principal, Chairman and Chief Executive Officer of Lane/Kuhn Pacific, Inc., a corporation that comprises several community development and home building partnerships, all of which are headquartered in Newport Beach, California. Mr. Lane also serves as a director of FIS and CKE Restaurants, Inc.

General William Lyon. General Lyon has served as a director of the Company since the Partial Spin-Off in October 2005. General Lyon has served as the Chairman of the Board of William Lyon Homes, Inc. and affiliated companies, where he also serves as Chief Executive Officer, since November 1999. General Lyon also serves as the Chairman of the Board, President and Chief Executive Officer of the former William Lyon Homes, which sold substantially all of its assets in 1999 and subsequently changed its name to Corporate Enterprises, Inc.

Richard N. Massey. Richard N. Massey has served as a director of the Company since the Full Spin-Off. Mr. Massey is currently Executive Vice President and General Counsel of Alltel Corporation and has been since January 2006. From 2000 until 2006, Mr. Massey served as Managing Director of Stephens Inc., a private investment bank, during which time his financial advisory practice focused on software and information technology companies. Mr. Massey also serves as a director of FIS.

Cary H. Thompson. Cary H. Thompson has served as a director of the Company since the Full Spin-Off. Mr. Thompson currently is a Senior Managing Director with Bear Stearns & Co. Inc. and has been since 1999. From 1996 to 1999, Mr. Thompson was a director and Chief Executive Officer of Aames Financial Corporation. Mr. Thompson also serves on the Board of Directors of FIS and SonicWall Corporation.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

The certificate of incorporation and the bylaws of the Company provide that our Board shall consist of at least one and no more than fourteen directors. Our directors are divided into three classes, each class as nearly equal in number as possible. The Board determines the number of directors within these limits. The term of office of only one class of directors expires in each year. The directors elected at this annual meeting will hold office for a term of three years or until their successors are elected and qualified. The current number of directors is twelve.

At this annual meeting, the following persons, each of whom is a current Class III director of the Company, have been nominated to stand for election to the Board for a three-year term expiring in 2011:

William P. Foley, II
Douglas K. Ammerman
Thomas M. Hagerty
Peter O. Shea, Jr.

The Board believes that each of the nominees will stand for election and will serve if elected as a director.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" EACH OF THE LISTED NOMINEES.

PROPOSAL NO. 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Information About KPMG LLP

Although stockholder ratification of the appointment of our independent registered public accounting firm is not required by our bylaws or otherwise, we are submitting the selection of KPMG LLP to our stockholders for ratification as a matter of good corporate governance practice. Even if the selection is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and our stockholders. If our stockholders do not ratify the audit committee's selection, the audit committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of independent registered public accounting firm.

In choosing our independent registered public accounting firm, our audit committee conducts a comprehensive review of the qualifications of those individuals who will lead and serve on the engagement team, the quality control procedures the firm has established, and any issue raised by the most recent quality control review of the firm. The review also includes matters required to be considered under the SEC rules on "Auditor Independence," including the nature and extent of non-audit services to ensure that they will not impair the independence of the accountants.

Representatives of KPMG LLP are expected to be present at the annual meeting. These representatives will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

The audit committee has appointed KPMG LLP to audit the consolidated financial statements of the Company for the 2008 fiscal year. KPMG LLP or its predecessors have continuously acted as the independent registered public accounting firm for the Company (including old FNF) commencing with the fiscal year ended December 31, 1988. For services rendered to us during or in connection with our years ended December 31, 2007 and 2006, we were billed the following fees by KPMG LLP:

	2007	2006
	(In thousands)	
Audit Fees	$3,801	$3,766
Audit-Related Fees	62	37
Tax Fees	48	83
All Other Fees	—	—

In accordance with the requirements of the Sarbanes-Oxley Act of 2002, all audit and audit-related work and all non-audit work performed by KPMG LLP is approved in advance by the audit committee, including the proposed fees for such work.

Audit Fees. Audit fees consisted principally of fees for the audits, registration statements and other filings related to the Company's 2007 and 2006 financial statements, and audits of the Company's subsidiaries required for regulatory reporting purposes, including billings for out of pocket expenses incurred.

Audit-Related Fees. Audit-related fees in 2007 and 2006 consisted principally of fees for audits of employee benefit plans.

Tax Fees. Tax fees for 2007 and 2006 consisted principally of fees for tax compliance, tax planning and tax advice.

All Other Services. The Company incurred no other fees in 2007 or 2006.

Approval of Accountants' Services

In accordance with the requirements of the Sarbanes-Oxley Act of 2002, all audit and audit-related work and all non-audit work performed by KPMG LLP is approved in advance by the audit committee, including the proposed fees for such work. Our pre-approval policy provides that, unless a type of service to be provided by

KPMG LLP has been generally pre-approved by the audit committee, it will require specific pre-approval by the audit committee. In addition, any proposed services exceeding pre-approved maximum fee amounts also require pre-approval by the audit committee. Our pre-approval policy provides that specific pre-approval authority is delegated to our audit committee chairman, provided that the estimated fee for the proposed service does not exceed a pre-approved maximum amount set by the committee. Our audit committee chairman must report any pre-approval decisions to the audit committee at its next scheduled meeting.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2008 FISCAL YEAR.

PROPOSAL NO. 3: APPROVAL OF THE FIDELITY NATIONAL FINANCIAL, INC. AMENDED AND RESTATED 2005 OMNIBUS INCENTIVE PLAN

Purpose of the Plan and Description of the Proposal

Our board of directors has adopted and recommends that our stockholders approve the Fidelity National Financial, Inc. Amended and Restated 2005 Omnibus Incentive Plan, or *omnibus plan*. The primary purpose of the amendments to the omnibus plan is to increase the authorized shares available for issuance under the plan by 11,000,000 shares in order to assure that we have adequate means to provide equity incentive compensation to our employees on a going-forward basis. As of March 31, 2008, there are approximately 283,000 shares previously authorized under the omnibus plan which remain available for grant.

Prior to October 17, 2005, the Company was known as Fidelity National Title Group, Inc. and was a wholly-owned subsidiary of old FNF. On October 17, 2005, old FNF distributed to its stockholders a minority interest in the Company, making us a majority-owned, publicly traded company (the "Partial Spin-Off"). On October 24, 2006, old FNF transferred certain assets to us in return for the issuance of shares of our common stock to old FNF. Old FNF then distributed to its stockholders all of its shares of our common stock, making us a stand alone public company (the "Full Spin-Off"). In November 2006, old FNF was then merged with and into another of its subsidiaries, Fidelity National Information Services, Inc., after which we changed our name to Fidelity National Financial, Inc. Accordingly, we have made certain amendments to the omnibus plan to reflect our name change from Fidelity National Title Group, Inc. to Fidelity National Financial, Inc., and to delete certain language which related to our status as a majority-owned subsidiary of old FNF which is no longer relevant.

Grants under the omnibus incentive plan may be made in the form of stock options, stock appreciation rights, which we refer to as *SARs*, restricted stock, restricted stock units, which we refer to as *RSUs*, performance shares, performance units, and other cash or stock-based awards. All of the shares will be available for grants of "full value" awards, meaning awards other than stock options, SARs or other awards for which the recipient pays the exercise price. We had 18,008,834 stock options outstanding as of December 31, 2007, with a weighted average exercise price of $14.57 and a weighted average remaining term of 6.47 years. We also had 2,076,052 full-value awards outstanding as of December 31, 2007. On March 31, 2008, the closing price of our common stock was $18.33 per share.

The future benefits that will be received under the plan by particular individuals or groups are not determinable at this time. As of March 31, 2008, William P. Foley, II had 1,825,769 options outstanding under the plan, Alan L. Stinson had 674,760 options outstanding under the plan, Anthony J. Park had 326,485 options outstanding under the plan, Raymond R. Quirk had 980,943 options outstanding under the plan, and Brent B. Bickett had 394,760 options outstanding under the plan. All current executive officers as a group had 6,308,415 options outstanding under the plan. All current directors who are not executive officers as a group had 1,216,239 options outstanding under the plan. The nominees for election as directors, other than Mr. Foley, had the following number of options outstanding under the plan: Douglas K. Ammerman 65,295 options; Thomas M. Hagerty 43,315 options; and Peter O. Shea, Jr. 21,333 options. No associates of such directors, executive officers or nominees have received options under the plan. All employees, including all current officers who are not executive officers, as a group had 10,081,553 options outstanding under the plan.

The purpose of the omnibus incentive plan is to optimize our profitability and growth through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The omnibus incentive plan is further intended to provide us flexibility in our ability to motivate, attract and retain the services of employees, directors and consultants who make significant contributions to our success and to allow such individuals to share in our success.

Our general compensation philosophy is that long-term incentive compensation should closely align the interests of our officers, directors and key employees with the interests of our stockholders, as more fully described under "Compensation Discussion and Analysis and Executive and Director Compensation." We believe that stock ownership has focused our key employees on improving our performance, and has helped to create a culture that encourages employees to think and act as stockholders. Participants in our long-term incentive compensation program generally include our officers, directors and certain key employees.

We believe that our equity programs and our emphasis on employee stock ownership have been integral to our success in the past and are important to our ability to achieve our corporate performance goals in the years ahead. We believe that the ability to attract, retain and motivate talented employees is critical to long-term company performance and stockholder returns. We believe that the omnibus incentive plan will enable us to continue to align executive and stockholder interests consistent with our long-term incentive compensation philosophy. For these reasons, we consider approval of the omnibus incentive plan important to our future success.

Description of the Omnibus Incentive Plan

The complete text of the omnibus incentive plan is set forth as Annex A hereto. The following is a summary of the material features of the omnibus incentive plan and is qualified in its entirety by reference to Annex A.

Effective Date and Duration

If approved by our stockholders, the omnibus incentive plan, as amended and restated, will become effective on May 29, 2008, and will authorize the granting of awards for up to ten years. The omnibus incentive plan will remain in effect with respect to outstanding awards until no awards remain outstanding.

Amendment and Termination

The omnibus incentive plan may be amended or terminated by our board at any time, subject to certain limitations, and, subject to limitations under the plan, the awards granted under the plan may be amended by the compensation committee of our board of directors at any time, provided that no such action to the plan or an award may, without a participant's written consent, adversely affect in any material way any previously granted award. No amendment that would require stockholder approval under the New York Stock Exchange's listing standards or to comply with securities laws may become effective without stockholder approval.

Administration of the Omnibus Incentive Plan

The omnibus incentive plan will be administered by our compensation committee or another committee selected by our board, any of which we refer to as the committee. The members of the committee are appointed from time to time by, and serve at the discretion of, the board. The committee has the full power to select employees, directors and consultants who will participate in the plan; determine the size and types of awards; determine the terms and conditions of awards; construe and interpret the omnibus incentive plan and any award agreement or other instrument entered into under the omnibus incentive plan; establish, amend and waive rules and regulations for the administration of the omnibus incentive plan; and, subject to certain limitations, amend the terms and conditions of outstanding awards. The committee's determinations and interpretations under the omnibus incentive plan are binding on all interested parties. The committee is empowered to delegate its administrative duties and powers as it may deem advisable, to the extent permitted by law.

Shares Subject to the Omnibus Incentive Plan

Awards under the omnibus incentive plan may be made in FNF common stock. The maximum number of shares with respect to which awards may be granted under the plan is 34,500,000 (which includes 11,000,000 newly authorized shares and a maximum of 300,000 shares which were previously authorized under the omnibus plan but not granted). All of these shares may be issued pursuant to incentive stock options, and all of the shares will be available for grants of full value awards.

If an award under the omnibus incentive plan is canceled, forfeited, terminates or is settled in cash, the shares related to that award will not be treated as having been delivered under the omnibus incentive plan.

For purposes of determining the number of shares available for grant as incentive stock options, only shares that are subject to an award that expires or is cancelled, forfeited or settled in cash shall be treated as not having been issued under the omnibus incentive plan.

In the event of any equity restructuring, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend, the committee shall cause an equitable adjustment to be made (i) in the number and kind of shares of our common stock that may be delivered under the omnibus incentive plan, (ii) in the individual annual limitations on each type of award under the omnibus incentive plan and (iii) with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, the exercise price, grant price or other price of shares subject to outstanding awards, any performance conditions relating to shares, the market price of shares, or per-share results, and other terms and conditions of outstanding awards, in the case of (i), (ii) and (iii) to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation or liquidation, the committee may, in its sole discretion, cause an equitable adjustment as described in the foregoing sentence to be made, to prevent dilution or enlargement of rights.

Repricing

Neither FNF nor our compensation committee may (i) reduce the exercise price of outstanding options (except to the extent described above in the event of an equity restructuring or other change in corporate capitalization), (ii) cancel options and grant substitute options with a lower exercise price, or (iii) purchase outstanding underwater options from participants for cash.

Eligibility and Participation

Eligible participants include all employees, directors and consultants of FNF and our subsidiaries, as determined by the committee.

Awards under the Omnibus Incentive Plan

Grants under the omnibus incentive plan may be made in the form of stock options, stock appreciation rights, which we refer to as SARs, restricted stock, restricted stock units, which we refer to as RSUs, performance shares, performance units, and other cash or stock-based awards.

Maximum Grants under the Omnibus Incentive Plan

For purposes of Section 162(m) of the Internal Revenue Code, (i) the maximum number of our shares with respect to which stock options or SARs may be granted to any participant in any fiscal year is 4,000,000 shares; (ii) the maximum number of our shares of restricted stock that may be granted to any participant in any fiscal year is 2,000,000 shares; (iii) the maximum number of our shares with respect to which RSUs may be granted to any participant in any fiscal year is 2,000,000 shares; (iv) the maximum number of our shares with respect to which performance shares may be granted to any participant in any fiscal year is 2,000,000 shares; (v) the maximum amount of compensation that may be paid with respect to performance units or other cash or stock-based awards awarded to any participant in any fiscal year is $25,000,000 or a number of shares having a fair market value not in excess of that amount; and (vi) the maximum dividend or dividend equivalent that may be paid to any one participant in any one fiscal year is $25,000,000.

Types of Awards

Following is a general description of the types of awards that may be granted under the omnibus incentive plan. Terms and conditions of awards will be determined on a grant-by-grant basis by the committee, subject to limitations contained in the omnibus incentive plan.

Stock Options. The committee may grant incentive stock options, which we refer to as ISOs, nonqualified stock options, which we refer to as NQSOs or a combination thereof under the omnibus incentive plan. The exercise price for each such award will be at least equal to 100% of the fair market value of a share of common stock on the date of grant (110% of fair market value in the case of an ISO granted to a person who owns more than 10% of the voting power of all classes of stock of FNF or any subsidiary). Options will expire at such times and will have such other terms and conditions as the committee may determine at the time of grant; provided, however, that no option may be exercisable later than the tenth anniversary of its grant (fifth anniversary in the case of an ISO granted to a person who owns more than 10% of the voting power of all classes of stock of FNF or any subsidiary).

The exercise price of options granted under the omnibus incentive plan may be paid in cash, by tendering previously acquired shares of common stock having a fair market value equal to the exercise price, through broker-assisted cashless exercise or any other means permitted by the committee consistent with applicable law or by a combination of any of the permitted methods.

Stock options may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and are exercisable during a participant's lifetime only by the participant. Stock options may not be transferred for consideration.

The committee may also award dividend equivalent payments in connection with a stock option.

Stock Appreciation Rights. SARs granted under the omnibus incentive plan may be in the form of freestanding SARs (SARs granted independently of any option), tandem SARs (SARS granted in connection with a related option) or a combination thereof. The grant price of a freestanding SAR will be equal to the fair market value of a share of common stock on the date of grant. The grant price of a tandem SAR will be equal to the exercise price of the related option.

Freestanding SARs may be exercised upon such terms and conditions as are imposed by the committee and set forth in the SAR award agreement. Tandem SARs may be exercised only with respect to the shares of common stock for which its related option is exercisable.

Upon exercise of a SAR, a participant will receive the product of the excess of the fair market value of a share of common stock on the date of exercise over the grant price multiplied by the number of shares with respect to which the SAR is exercised. Payment upon SAR exercise may be in cash, in shares of common stock of equivalent value, or in some combination of cash and shares, as determined by the committee. The committee may also award dividend equivalent payments in connection with SARs.

Restricted Stock. Restricted stock is an award that is non-transferable and subject to a substantial risk of forfeiture until vesting conditions, which can be related to continued service or other conditions established by the committee, are satisfied. Prior to vesting, holders of restricted stock may receive dividends and voting rights. If the vesting conditions are not satisfied, the participant forfeits the shares.

Restricted Stock Units and Performance Shares. RSUs and performance shares represent a right to receive a share of common stock, an equivalent amount of cash, or a combination of shares and cash, as the committee may determine, if vesting conditions are satisfied. The initial value of an RSU or performance share granted under the omnibus incentive plan shall be at least equal to the fair market value of our common stock on the date the award is granted. The committee may also award dividend equivalent payments in connection with such awards. RSUs may contain vesting conditions based on continued service or other conditions established by the committee. Performance shares may contain vesting conditions based on attainment of performance goals established by the committee in addition to service conditions.

Performance Units. Performance units are awards that entitle a participant to receive shares of common stock, cash or a combination of shares and cash if certain performance conditions are satisfied. The amount received depends upon the value of the performance units and the number of performance units earned, each of which is determined by the committee. The committee may also award dividend equivalent payments in connection with such awards.

Other Cash and Stock-Based Awards. Other cash and stock-based awards are awards other than those described above, the terms and conditions of which are determined by the committee. These awards may include, without limitation, the grant of shares of our common stock based on attainment of performance goals established by the committee, the payment of shares as a bonus or in lieu of cash based on attainment of performance goals established by the committee, and the payment of shares in lieu of cash under an incentive or bonus program. Payment under or settlement of any such awards will be made in such manner and at such times as the committee may determine.

Dividend Equivalents. Dividend equivalents granted to participants will represent a right to receive payments equivalent to dividends with respect to a specified number of shares.

Replacement Awards. Replacement awards are awards issued in substitution of awards granted under equity-based incentive plans sponsored or maintained by an entity with which we engage in a merger, acquisition or other business transaction, pursuant to which awards relating to interests in such entity are outstanding immediately prior to such transaction. Replacement awards shall have substantially the same terms and conditions as the award it replaces; provided, however, that the number of shares, the exercise price, grant price or other price of shares, any performance conditions, or the market price of underlying shares or per-share results may differ from the awards they replace to the extent such differences are determined to be appropriate and equitable by the committee, in its sole discretion.

Performance Goals

Performance goals, which are established by the committee, will be chosen from among the following performance measures: earnings per share, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures. The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

The committee may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events, including, for example, events affecting us or our financial statements or changes in applicable laws, regulations, or accounting principles, whenever the committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan. With respect to any awards intended to qualify as performance-based compensation under section 162(m) of the Internal Revenue Code, any such exception shall be specified at such times and in such manner as will not cause such awards to fail to so qualify.

Termination of Employment or Service

Each award agreement will set forth the participant's rights with respect to the award following termination of employment or service.

Change in Control

Except as otherwise provided in a participant's award agreement, upon the occurrence of a change in control (as defined below), unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, any and all outstanding options and SARs granted under the omnibus incentive plan will become immediately exercisable, any restriction imposed on restricted stock, RSUs and other awards granted under the omnibus incentive plan will lapse, and any and all performance shares, performance units and other awards granted under the omnibus incentive plan with performance conditions will be deemed earned at the target level, or, if no target level is specified, the maximum level.

For purposes of the omnibus incentive plan, the term "change in control" is defined as the occurrence of any of the following events:

- an acquisition immediately after which any person, group or entity possesses direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, or the *Exchange Act*) of 25% or more of either our outstanding common stock or our outstanding voting securities, excluding any acquisition directly from us, by us, or by any of our employee benefit plans and certain other acquisitions;
- during any period of two consecutive years, the individuals who, as of the beginning of such period, constituted our board, or incumbent board, cease to constitute at least a majority of the board, provided that any individual who becomes a member of our board subsequent to the beginning of such period and whose election or nomination was approved by at least two-thirds of the members of the incumbent board will be considered as though he or she were a member of the incumbent board;
- the consummation of a reorganization, merger, share exchange or consolidation or sale or other disposition of all or substantially all of our assets unless (a) our stockholders immediately before the transaction continue to have beneficial ownership of 50% or more of the outstanding shares of our common stock and the combined voting power of our then outstanding voting securities resulting from the transaction in substantially the same proportions as their ownership immediately prior to the transaction of our common stock and outstanding voting securities; (b) no person (other than us, an employee benefit plan sponsored by us or the resulting corporation, or any entity controlled by us or the resulting corporation) has beneficial ownership of 25% or more of the outstanding common stock of the resulting corporation or the combined voting power of the resulting corporation's outstanding voting securities; and (c) individuals who were members of the incumbent board continue to constitute a majority of the members of the board of directors of the resulting corporation; or
- our stockholders approve a plan or proposal for the complete liquidation or dissolution of the Company.

Transferability

Awards generally will be non-transferable except upon the death of a participant, although the committee may permit a participant to transfer awards (for example, to family members or trusts for family members) subject to such conditions as the committee may establish.

Deferrals

The committee may permit the deferral of vesting or settlement of an award and may authorize crediting of dividends or interest or their equivalents in connection with any such deferral. Any such deferral and crediting will be subject to the terms and conditions established by the committee and any terms and conditions of the plan or arrangement under which the deferral is made.

Tax Withholding

We may deduct or withhold, or require a participant to remit, an amount sufficient to satisfy federal, state, local, domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the omnibus incentive plan. The committee may require or permit participants to elect that the withholding requirement be satisfied, in whole or in part, by having us withhold, or by tendering to us, shares of our common stock having a fair market value equal to the minimum withholding obligation.

Federal Income Tax Consequences

The following is a brief description of the principal federal income tax consequences relating to options awarded under the omnibus incentive plan. This summary is based on our understanding of present federal income tax law and regulations. The summary does not purport to be complete or applicable to every specific situation.

Consequences to the Optionholder

Grant. There are no federal income tax consequences to the optionholder solely by reason of the grant of ISOs or NQSOs under the omnibus incentive plan.

Exercise. The exercise of an ISO is not a taxable event for regular federal income tax purposes if certain requirements are satisfied, including the requirement that the optionholder generally must exercise the ISO no later than three months following the termination of the optionholder's employment with FNF. However, such exercise may give rise to alternative minimum tax liability (see "Alternative Minimum Tax" below).

Upon the exercise of an NQSO, the optionholder will generally recognize ordinary income in an amount equal to the excess of the fair market value of the shares of common stock at the time of exercise over the amount paid therefor by the optionholder as the exercise price. The ordinary income, if any, recognized in connection with the exercise by an optionholder of an NQSO will be subject to both wage and employment tax withholding.

The optionholder's tax basis in the shares acquired pursuant to the exercise of an option will be the amount paid upon exercise plus, in the case of an NQSO, the amount of ordinary income, if any, recognized by the optionholder upon exercise thereof.

Qualifying Disposition. If an optionholder disposes of shares of common stock acquired upon exercise of an ISO in a taxable transaction, and such disposition occurs more than two years from the date on which the option was granted and more than one year after the date on which the shares were transferred to the optionholder pursuant to the exercise of the ISO, the optionholder will recognize long-term capital gain or loss equal to the difference between the amount realized upon such disposition and the optionholder's adjusted basis in such shares (generally the option exercise price).

Disqualifying Disposition. If the optionholder disposes of shares of common stock acquired upon the exercise of an ISO (other than in certain tax free transactions) within two years from the date on which the ISO was granted or within one year after the transfer of shares to the optionholder pursuant to the exercise of the ISO, at the time of disposition the optionholder will generally recognize ordinary income equal to the lesser of (i) the excess of each such share's fair market value on the date of exercise over the exercise price paid by the optionholder or (ii) the optionholder's actual gain (i.e., the excess, if any, of the amount realized on the disposition over the exercise price paid by the optionholder). If the total amount realized in a taxable disposition (including return of capital and capital gain) exceeds the fair market value on the date of exercise of the shares of common stock purchased by the optionholder under the option, the optionholder will recognize a capital gain in the amount of such excess. If the optionholder incurs a loss on the disposition (i.e., if the total amount realized is less than the exercise price paid by the optionholder), the loss will be a capital loss.

Other Disposition. If an optionholder disposes of shares of common stock acquired upon exercise of an NQSO in a taxable transaction, the optionholder will recognize capital gain or loss in an amount equal to the difference between the optionholder's basis (as discussed above) in the shares sold and the total amount realized upon disposition. Any such capital gain or loss (and any capital gain or loss recognized on a disqualifying disposition of shares of common stock acquired upon exercise of ISOs as discussed above) will be short-term or long-term depending on whether the shares of common stock were held for more than one year from the date such shares were transferred to the optionholder.

Alternative Minimum Tax. Alternative minimum tax, or *AMT*, is payable if and to the extent the amount thereof exceeds the amount of the taxpayer's regular tax liability, and any AMT paid generally may be credited against future regular tax liability (but not future AMT liability). AMT applies to alternative minimum taxable income.

For AMT purposes, the spread upon exercise of an ISO (but not an NQSO) will be included in alternative minimum taxable income, and the taxpayer will receive a tax basis equal to the fair market value of the shares of common stock at such time for subsequent AMT purposes. However, if the optionholder disposes of the ISO shares in the year of exercise, the AMT income cannot exceed the gain recognized for regular tax purposes, provided that the disposition meets certain third-party requirements for limiting the gain on a disqualifying disposition. If there is a disqualifying disposition in a year other than the year of exercise, the income on the disqualifying disposition is not considered alternative minimum taxable income.

Consequences to FNF

There are no federal income tax consequences to FNF by reason of the grant of ISOs or NQSOs or the exercise of an ISO (other than disqualifying dispositions).

At the time the optionholder recognizes ordinary income from the exercise of an NQSO, we will be entitled to a federal income tax deduction in the amount of the ordinary income so recognized (as described above), provided that we satisfy our reporting obligations described below. To the extent the optionholder recognizes ordinary income by reason of a disqualifying disposition of the stock acquired upon exercise of an ISO, we will be entitled to a corresponding deduction in the year in which the disposition occurs.

We will be required to report to the Internal Revenue Service any ordinary income recognized by any optionholder by reason of the exercise of an NQSO or upon a disqualifying disposition of an ISO. We will be required to withhold income and employment taxes (and pay the employer's share of employment taxes) with respect to ordinary income recognized by the optionholder upon the exercise of an NQSO, but not upon a disqualifying disposition of an ISO.

Stock Appreciation Rights

A participant generally will not realize taxable income at the time a SAR is granted. Upon settlement of a SAR, the participant will recognize as ordinary income the amount of cash received or, if the right is paid in shares of our common stock, the fair market value of such shares at the time of payment. We will generally be allowed a tax deduction in the taxable year the participant includes the amount in income.

Restricted Stock

A participant generally does not realize taxable ordinary income as a result of receiving a restricted stock grant, and we are not entitled to a deduction for federal income tax purposes at the time of the grant, provided that the shares are not transferable and are subject to restrictions constituting a "substantial risk of forfeiture." When the restrictions lapse, the participant will be deemed to have received taxable ordinary income equal to the fair market value of the shares underlying the award at the time of lapse. An amount equal to the compensation included in the participant's income will generally be deductible by us in the taxable year of inclusion. The participant's tax basis in the shares will be equal to the fair market value of such shares on the date the restrictions lapse. Any gain realized upon disposition of such shares is taxable as capital gain income, with the applicable tax rate depending upon, among other things, how long such shares were held following the lapse of the restrictions.

Under certain circumstances, a participant may, within thirty days after transfer of the restricted shares, irrevocably elect under section 83(b) of the Code to include in the year in which such restricted shares are transferred as gross income, the fair market value of such shares, which is determined as of the date of transfer and without regard to any restriction other than a restriction that by its terms will never lapse. A copy of this election must be provided to us. The basis of such shares will be equal to the amount included in income. The holding period for capital gains purposes begins when the shares are transferred to the participant. If such shares are forfeited before the restrictions lapse, the forfeiture will be treated as a sale or exchange and no tax deduction will be allowed for the amount included in income as a result of the original election.

Restricted Stock Units and Other Awards

Restricted stock units and other awards granted under the omnibus incentive plan are generally not subject to tax at the time of the award but are subject to ordinary income tax at the time of payment, whether paid in cash or shares of our common stock. With respect to such awards, we generally will be allowed a tax deduction for the amount included in the taxable income of the participant in the taxable year of inclusion.

Other Tax Consequences

The foregoing discussion is not a complete description of the federal income tax aspects of awards granted under the omnibus incentive plan. In addition, administrative and judicial interpretations of the application of the federal income tax laws are subject to change. Furthermore, the foregoing discussion does not address state or local tax consequences.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE OMNIBUS PLAN.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

The number of our common shares beneficially owned by each individual or group is based upon information in documents filed by such person with the SEC, other publicly available information or information available to us. Percentage ownership in the following tables is based on 213,901,531 shares of FNF common stock outstanding as of March 31, 2008. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by that stockholder. The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding beneficial ownership of our common stock by each stockholder who is known by the Company to beneficially own 5% or more of our common stock:

Name	Number of Shares Beneficially Owned	Percent of Class
AXA Financial, Inc.(1)	16,405,357	7.67%

(1) According to a Schedule 13G filed February 14, 2008, each of AXA Financial, Inc., whose address is 1290 Avenue of the Americas, New York, New York 10104; AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, whose address is 16 rue Drouot, 75009 Paris, France; and AXA, whose address is 25 avenue Matignon, 75008 Paris, France, may be deemed to be the beneficial owner of 16,405,357 shares. This amount consists of 3,977 shares held for investment purposes by AXA Investment Managers Paris (France); 16,397,480 held for investment purposes by AllianceBernstein L.P.; and 3,900 shares held for investment purposes by AXA Equitable Life Insurance Company.

Security Ownership of Management and Directors

The following table sets forth information regarding beneficial ownership of our common stock by:

- each of our directors and nominees for director;
- each of the named executive officers as defined in Item 402(a)(3) of Regulation S-K promulgated by the SEC; and
- all of our executive officers and directors as a group.

The mailing address of each director and executive officer shown in the table below is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204.

Name	Number of Shares Owned(1)	Number of Options(2)	Total	Percent of Total
Douglas K. Ammerman	10,770	29,308	40,078	*
Brent B. Bickett	364,532	238,126	602,658	*
Willie D. Davis	21,246	216,549	237,795	*
John F. Farrell Jr.	27,019	178,647	205,666	*
William P. Foley, II	8,661,509(3)	879,231	9,540,740(3)	4.44%
Thomas M. Hagerty	15,502	14,655	30,157	*
Philip G. Heasley	52,703	54,206	106,909	*
Daniel D. (Ron) Lane	178,816	94,885	273,701	*
General William Lyon	87,165	306,377	393,542	*
Richard N. Massey	23,546	—	23,546	*
Anthony J. Park	198,804	153,152	351,956	*
Raymond R. Quirk	787,839(4)	580,943	1,368,782(4)	*
Peter O. Shea, Jr.	7,667	—	7,667	*
Alan L. Stinson	489,138	238,126	727,264	*
Cary H. Thompson	12,074	38,408	50,482	*
Frank P. Willey	1,500,386	11,906	1,512,292	*
All directors and officers (21 persons)	13,441,839	4,038,537	17,480,376	8.17%

* Represents less than 1% of our common stock.

(1) Includes the following pledged shares: Mr. Foley — 272,777 shares; Mr. Quirk — 212,113 shares; Mr. Willey — 1,437,288 shares; and all directors and officers as a group — 2,090,749 shares.

(2) Represents shares subject to stock options that are exercisable on March 31, 2008 or become exercisable within 60 days of March 31, 2008.

(3) Included in this amount are 2,995,122 shares held by Folco Development Corporation, of which Mr. Foley and his spouse are the sole stockholders, and 708,106 shares held by Foley Family Charitable Foundation.

(4) Included in this amount are 470,988 shares held by the Quirk 2002 Trust and 47,193 shares held by the Raymond Quirk 2004 Trust.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2007, about our common stock which may be issued under our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by security holders	18,008,834	$14.57	755,520
Equity compensation plans not approved by security holders	—	—	—
Total	18,008,834	$14.57	755,520

CERTAIN INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers of the Company as of the date of this proxy statement are set forth in the table below. Certain biographical information with respect to those executive officers who do not also serve as directors follows the table.

Name	Position with FNF	Age
William P. Foley, II	Chairman of the Board	63
Alan L. Stinson	Chief Executive Officer	62
Raymond R. Quirk	President	61
Brent B. Bickett	Executive Vice President, Corporate Finance	43
Anthony J. Park	Executive Vice President and Chief Financial Officer	41
Chris Abbinante	Executive Vice President	57
Erika Meinhardt	Executive Vice President	49
Roger Jewkes	Executive Vice President	49
Michael L. Gravelle	Executive Vice President	46
Peter T. Sadowski	Executive Vice President and General Counsel	53

Alan L. Stinson. Mr. Stinson is the Chief Executive Officer of FNF and he has served in that position since May 2007. Previously, Mr. Stinson served as Co-Chief Operating Officer from the Full Spin-Off in October 2006 until May 2007. Mr. Stinson joined old FNF in October 1998 as Executive Vice President, Financial Operations and served as Executive Vice President and Chief Financial Officer of old FNF from January 1999 until the merger with FIS in November 2006. Mr. Stinson was also named Chief Operating Officer of old FNF in February 2006. Mr. Stinson is also the Executive Vice President, Finance of FIS.

Raymond R. Quirk. Mr. Quirk is the Co-President of FNF and he has served in that position since May 2007. Previously, Mr. Quirk served as Co-Chief Operating Officer of FNF from the Full Spin-Off in October 2006 until May 2007. Mr. Quirk was appointed as President of old FNF in 2002 and served in that role until the Partial Spin-Off in October 2005 when he was named our Chief Executive Officer. Since joining old FNF in 1985, Mr. Quirk has served in numerous executive and management positions, including Executive Vice President, Co-Chief Operating Officer and Division Manager and Regional Manager, with responsibilities for managing direct and agency operations nationally.

Brent B. Bickett. Mr. Bickett has served as Executive Vice President, Corporate Finance of FNF since April 2008. He served as President or Co-President of FNF from the Full Spin-Off in October 2006 until April 2008, at which time he agreed to change his title in recognition of his ongoing responsibilities at FIS where he serves as Executive Vice President, Strategic Planning. He joined old FNF in 1999 as a Senior Vice President, Corporate

Finance and served as Executive Vice President, Corporate Finance of old FNF from 2002 until January 2006. Mr. Bickett also served as President of old FNF from February 2006 until the merger of old FNF with FIS in November 2006.

Anthony J. Park. Mr. Park is the Executive Vice President and Chief Financial Officer of FNF and he has served in that position since the Partial Spin-Off in October 2005. Prior to being appointed CFO of FNF, Mr. Park served as Controller and Assistant Controller of old FNF from 1991 to 2000 and served as the Chief Accounting Officer of old FNF from 2000 to 2005.

Chris Abbinante. Mr. Abbinante is Executive Vice President, Eastern Operations of FNF and he has served in that position since the Full Spin-Off in October 2006. Prior to that, Mr. Abbinante served as the President of Eastern Operations for FNF since the Partial Spin-Off in October 2005. From January 2002 to October 2005, Mr. Abbinante served as an Executive Vice President and Co-Chief Operating Officer for old FNF. Mr. Abbinante joined old FNF in 2000 in connection with old FNF's acquisition of Chicago Title Corporation.

Erika Meinhardt. Erika Meinhardt is Executive Vice President, National Agency Operations of FNF and she has served in that position since the Full Spin-Off in October 2006. Prior to that, Ms. Meinhardt served as the President of National Agency Operations for FNF since the Partial Spin-Off in October 2005. From 2002 until October 2005, Ms. Meinhardt served as Executive Vice President and Division Manager for old FNF, with responsibility for direct and agency operations in the Southeast and Northeast. Ms. Meinhardt has held various other positions with old FNF and its subsidiary companies since 1983.

Roger Jewkes. Mr. Jewkes is Executive Vice President, Western Operations of FNF and he has served in that position since the Full Spin-Off in October 2006. Prior to that, Mr. Jewkes served as the President of Western Operations for FNF since the Partial Spin-Off in October 2005. Mr. Jewkes served as a Division Manager for old FNF from May 2003 to October 2005, and as Regional Manager with old FNF from May 2001 to 2003. Mr. Jewkes has held various other operational management positions with old FNF since he joined old FNF in 1987.

Michael L. Gravelle. Mr. Gravelle is the Executive Vice President, Legal of FNF and he has served in that position since May 2006. Mr. Gravelle joined old FNF in 2003, serving as Senior Vice President of old FNF and as Senior Vice President, General Counsel and Secretary of a subsidiary of old FNF which merged into FIS in 2006. Mr. Gravelle joined that entity in 1993, where he served as Vice President, General Counsel and Secretary beginning in 1996 and as Senior Vice President, General Counsel and Secretary beginning in 2000. Mr. Gravelle also serves as Executive Vice President, Legal of FIS.

Peter T. Sadowski. Mr. Sadowski is Executive Vice President and General Counsel of FNF and he has served in that position since the Full Spin-Off in October 2006. Prior to the merger of old FNF with FIS, Mr. Sadowski was the Executive Vice President and General Counsel for old FNF and had been since 1999. He has also served as Executive Vice President of FNF since the Partial Spin-Off in October 2005.

COMPENSATION DISCUSSION AND ANALYSIS AND EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Introduction

In this compensation discussion and analysis, we provide an overview of our compensation programs, including the objectives of such programs and the rationale for each element of compensation, for William P. Foley, II, our executive Chairman; Alan L. Stinson, our Chief Executive Officer; Anthony J. Park, our Executive Vice President and Chief Financial Officer; and Raymond R. Quirk and Brent B. Bickett, who served as Co-Presidents during 2007 and were our two other most highly compensated executive officers during 2007 (together, the *named executive officers*).

Objectives of our Compensation Program

Our compensation programs are designed to attract and motivate high performing executives with the objective of delivering long-term shareholder value and financial results. Retaining our key employees also is a high priority, as there is significant competition in our industry for talented managers. We think the most effective way of accomplishing these objectives is to link the compensation of our named executive officers to specific annual and long-term strategic goals, thereby aligning the interests of our executives with those of our stockholders. We have a history of delivering strong results for our stockholders, and we believe our practice of linking compensation with corporate performance has contributed significantly to that track record.

We link a significant portion of each named executive officer's total annual compensation to performance goals that are intended to deliver measurable results. Executives are generally rewarded only when and if the pre-established performance goals are met or exceeded. We also believe that material stock ownership by executives assists in aligning our executives' interests with those of our stockholders and strongly motivates executives to build long-term stockholder value. We structure our stock-based compensation programs to assist in creating this link. Finally, we provide our executives with total compensation that we believe is competitive relative to the compensation paid to similarly situated executives from similarly sized companies, and which is sufficient to motivate, reward and retain those individuals with the leadership abilities and skills necessary for achieving our ultimate objective: the creation of long-term stockholder value.

Role of Compensation Committee and Executive Officers in Determining Executive Compensation

Our compensation committee has the responsibility to approve and monitor all compensation for our named executive officers. Our Chief Executive Officer also plays an important role in determining executive compensation levels, by making recommendations to our compensation committee regarding salary adjustments and incentive awards for his direct reports. Our executive Chairman may also make recommendations with respect to equity-based incentive compensation awards. These recommendations will be based on a review of an executive's performance and job responsibilities and potential future performance. Our compensation committee may exercise its discretion in modifying any recommended salary adjustments or incentive awards for our executives. Our executive Chairman and our Chief Executive Officer do not make recommendations to the compensation committee with respect to their own compensation.

Establishing Executive Compensation Levels

We operate in a highly competitive industry, and compete with our peers and competitors to attract and retain highly skilled executives within that industry. In order to attract talented executives with the leadership abilities and skills necessary for building long-term stockholder value, motivate our executives to perform at a high level, reward outstanding achievement and retain our key executives over the long-term, the compensation committee sets total compensation at levels it determines to be competitive in our market.

When determining the overall compensation of our executive officers, including base salaries and annual and long-term incentive amounts, the compensation committee considers a number of factors it deems important. These factors include financial performance, individual performance, and an executive's experience, knowledge, skills, level of responsibility and expected impact on our future success. The compensation committee also considers corporate governance and regulatory factors related to executive compensation and marketplace compensation practices.

When considering marketplace compensation practices, our compensation committee considers data on base salary, annual incentive targets and long-term incentive targets, focusing on levels of compensation from the 50th to the 75th percentiles of market data. These levels of total compensation provide a point of reference for the committee, but the compensation committee ultimately makes compensation decisions based on all of the factors described above.

To further the objectives of our compensation program, the compensation committee engaged Strategic Apex Group, an independent compensation consultant, to conduct an annual review of our compensation programs for the named executive officers, as well as for other key executives. Strategic Apex Group provided the compensation committee with relevant market data and alternatives to consider when making compensation decisions for our key executives, including the named executive officers.

To assist the compensation committee in determining 2007 compensation levels, Strategic Apex Group gathered marketplace compensation data on total compensation, which consisted of annual salary, annual incentives, long-term incentives and pay mix. Strategic Apex Group used two different marketplace data sources: (1) surveys prepared by Hewitt Associates and Towers Perrin, which together contain data on approximately 700 companies, and (2) a group of 19 publicly-traded companies. The 19 companies were:

- Affiliated Computer Services Inc.
- Aon Corp.
- Assurant Inc.
- Automatic Data Processing, Inc.
- W.R. Berkley Corp.
- First American Corporation
- First Data Corporation
- Fiserv Inc.
- LandAmerica Financial Group, Inc.
- Lincoln National Corporation
- Marsh & McLennan Companies
- NVR Incorporated
- Old Republic International Corporation
- Principal Financial Group
- Realogy Corporation
- Safeco Corporation
- Toll Brothers, Inc.
- White Mountains Insurance Group
- XL Capital Ltd.

These companies were selected because they are in the same general industry as us and/or they have comparable annual revenues or because they compete directly with us for key employees. This compensation information provided by Strategic Apex Group provided a basis for the evaluation of total executive compensation paid to our executive officers, but many other factors were considered by our compensation committee.

Allocation of Total Compensation

We compensate our executives through a mix of base salary, annual cash incentives and long-term equity-based incentives. We also maintain standard employee benefit plans for our employees and executive officers and provide some limited perquisites. These benefits and perquisites are described later. The compensation committee generally allocates our executive officers' compensation based on its determination of the appropriate ratio of performance-based compensation to other forms of regularly-paid compensation. In making this determination, the compensation committee considers how other companies allocate compensation, based on the marketplace data provided by Strategic Apex Group, and each executive's level of responsibility, the individual skills, experience and contribution of each executive, and the ability of each executive to impact company-wide performance and create long-term stockholder value.

In 2007, our named executive officers' compensation was allocated among annual salary, annual cash incentives and long-term equity-based incentives, with a heavy emphasis on the at-risk, performance-based components of annual cash incentives and long-term equity-based incentives.

The compensation committee believes performance-based incentive compensation comprising 60% to 90% of total target compensation is appropriate. The compensation committee also believes a significant portion of an executive officer's compensation should be allocated to equity-based compensation in order to effectively align the interests of our executives with the long-term interests of our stockholders. Consequently, for 2007, a majority of our named executive officers' total compensation was provided in the form of restricted stock and nonqualified stock options.

When allocating Mr. Foley's compensation among base salary and annual and long-term incentives, the compensation committee considers that Mr. Foley is not employed exclusively by us. Because Mr. Foley does not dedicate 100% of his time on a day-to-day basis to FNF matters, the compensation committee has allocated a smaller portion of his annual compensation to base salary. Rather, because of Mr. Foley's unique experience and his contributions to and impact on our long-term strategy and success, the compensation committee has heavily weighted Mr. Foley's compensation toward at-risk, performance-based annual and long-term incentive opportunities.

2007 Executive Compensation Components

For 2007, the principal components of compensation for our named executive officers consisted of:

- base salary,
- performance-based annual cash incentive, and
- long-term equity-based incentive awards.

We also provided our executives with certain retirement and employee benefit plans as well as limited perquisites, although these items are not significant components of our compensation programs.

Below is a summary of each element of our 2007 compensation programs.

Base Salary

We seek to provide each of our named executive officers with a level of assured cash compensation for services rendered during the year sufficient, together with performance-based incentive awards, to motivate the executive to consistently perform at a high level. However, base salary is a relatively small component of our total compensation package, as our emphasis is on performance-based, at-risk pay. The compensation committee typically reviews salary levels at least annually as part of our performance review process, as well as in the event of promotions or other changes in executive officers' positions with the Company.

Annual Performance-Based Cash Incentive

We award annual cash incentives based upon the achievement of performance goals that are specified in the first quarter of the year. We provide the annual incentives to our executive officers under an annual incentive plan that is designed to allow the annual incentives to qualify as deductible performance-based compensation, as that term is used in Section 162(m) of the Code. The annual incentive plan includes a set of performance goals that can be used in setting incentive awards under the plan. We use the annual incentive plan to provide a material portion of the executives' total compensation in the form of at-risk, performance-based pay.

In the first quarter of 2007, annual incentive award targets were established by the compensation committee as described above for our named executive officers as a percentage of the individual's base salary. For 2007, Mr. Foley's annual incentive target was 250% of base salary, Messrs. Stinson's, Quirk's and Bickett's target was 150% of base salary, and Mr. Park's target was 100% of base salary.

Actual payout can range from zero to two times (three times for Mr. Foley) the target incentive opportunity, depending on achievement of the pre-established goals. However, no annual incentive payments are payable to an executive officer if the pre-established, minimum performance thresholds are not met. The ranges of possible payments under the annual incentive plan are set forth in the Grants of Plan-Based Awards table under the column Estimated Possible Payouts Under Non-Equity Incentive Plan Awards.

During the first quarter of 2007, our compensation committee established performance goals relating to the incentive targets described below and set a threshold performance level that needed to be achieved before any awards could be paid. These performance goals were specific, table driven measures. The committee retained discretion to reduce, but not to increase, such amounts.

Annual incentive awards for 2007 for the named executive officers were based on meeting an objective for return on equity, or *ROE*, for FNF (2007 target of 11.5%). ROE is calculated by taking GAAP net income for 2007 and dividing it by total shareholders' equity as of the beginning of 2007. For purposes of determining whether the targets under the annual incentive plan have been met, we adjust net income to exclude the financial impact of certain events, including loss charges taken with respect to adverse development with respect to prior year claims. For 2007, our actual ROE result was below threshold performance (2007 actual ROE, as adjusted as described above, was 8.36%). Consequently, we did not pay incentive awards to our named executive officers with respect to 2007 performance under our annual incentive plan.

Long-Term Equity Incentive Awards

We have a stockholder-approved 2005 Omnibus Incentive Plan, or *omnibus plan*, for long-term incentive awards. The plan allows us to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other cash or stock-based awards. In 2007, we granted both restricted stock and stock options under the omnibus plan. We believe these awards help us create long-term stockholder value by linking the interests of our named executive officers, who are in positions to directly influence stockholder value, with the interests of our stockholders. A description of our omnibus plan can be found in the narrative following the Grants of Plan-Based Awards table.

Our general practice is for our compensation committee to make awards during the fourth quarter of each year following the release of our financial results for the third quarter. We also may grant awards in connection with significant new hires or promotions.

In 2007, the compensation committee approved grants of restricted stock to each of our named executive officers pursuant to our omnibus plan. The restricted stock awards were granted in November 2007 and vest proportionately each year over four years based on continued employment with us.

The compensation committee also approved a grant of stock options to each of our named executive officers in 2007 pursuant to our omnibus plan. The stock options awards were granted in November 2007, have an eight-year term and vest proportionately each year over four years based on continued employment with us. The number of shares subject to the restricted stock and option awards, and the exercise prices of the options, are disclosed in the Grants of Plan-Based Awards table.

The restricted stock and option award amounts were determined based on the following:

- an analysis of competitive marketplace compensation data provided to the compensation committee by Strategic Apex Group;
- the executive's level of responsibility and ability to influence our performance;
- the executive's level of experience and skills;
- the need to retain and motivate highly talented executives; and
- the Company's business environment, objectives and strategy.

In addition to aligning the executive's interest with the interests of our stockholders, our compensation committee believes these restricted stock and option awards aid in retention, because the executive must remain with FNF for four years before the restricted stock fully vests and the options become fully exercisable.

In addition, in May 2007, certain of our executive officers, including Messrs. Foley, Stinson, Quirk and Bickett, were awarded options to purchase shares of FNRES Holdings, Inc., or *FNRES*, a subsidiary of the Company. The options were granted under the FNRES Holdings, Inc. 2007 Stock Incentive Plan, or the *FNRES stock plan*, with performance-based vesting conditions. The grants were approved by the FNRES board and by our compensation committee. The options were granted in consideration of services to be provided by the executive officers to FNRES, to encourage the executive officers to work toward increasing FNRES's stock price and to achieve the performance goals upon which the vesting of the stock options is contingent. Further details of the FNRES option grants made in 2007 to our named executive officers are provided in the Grants of Plan-Based Awards table and the related footnote. A description of the FNRES stock plan can be found in the narrative following the Grants of Plan-Based Awards table.

Retirement and Employee Benefit Plans

We provide retirement and other benefits to our U.S. employees under a number of compensation and benefit plans. Our named executive officers generally participate in the same compensation and benefit plans as our other executives and employees. All employees in the United States, including our named executive officers, are eligible to participate in our 401(k) plan and our Employee Stock Purchase Plan, or *ESPP*. In addition, our named executive officers generally participate in the same health and welfare plans as our other employees. We do not offer pensions or supplemental executive retirement plans for our named executive officers.

401(k) Plan

We sponsor a defined contribution savings plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code. The plan contains a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as well as an employee stock ownership plan feature. Participating employees may contribute up to 40% of their eligible compensation, but not more than statutory limits (generally $15,500 in 2007). During 2007, we contributed an amount equal to 50% of each participant's voluntary contributions under the plan, up to a maximum of 6% of eligible compensation for each participant. Matching contributions are initially invested in shares of our common stock, although a participant may subsequently direct the trustee to invest those funds in any other investment option available under the plan.

A participant may receive the value of his or her vested account balance upon termination of employment. A participant is always 100% vested in his or her voluntary contributions. Vesting in matching contributions occurs on a pro rata basis over an employee's first three years of employment with the Company.

Deferred Compensation Plan

We also provide our named executive officers, as well as other key employees, with the opportunity to defer receipt of their compensation under a nonqualified deferred compensation plan. Mr. Park is the only named executive officer who elected to defer 2007 compensation into the plan. A description of the plan and information regarding the named executive officers' interests under the plan can be found in the Nonqualified Deferred Compensation table and accompanying narrative.

Employee Stock Purchase Plan

We also sponsor an ESPP, which provides a program through which our executives and employees can purchase shares of our common stock through payroll deductions and through matching employer contributions. Participants may elect to contribute between 3% and 15% of their salary into the ESPP through payroll deduction. At the end of each calendar quarter, we make a matching contribution to the account of each participant who has been continuously employed by us or a participating subsidiary for the last four calendar quarters. For most employees, matching contributions are equal to ⅓ of the amount contributed during the quarter that is one year earlier than the quarter in which the matching contribution is made. For certain officers, including our named executive officers, and for employees who have completed at least ten consecutive years of employment with us, the matching contribution is ½ of such amount. The matching contributions, together with the employee deferrals, are used to purchase shares of our common stock on the open market.

Health and Welfare Benefits

We sponsor various broad-based health and welfare benefit plans for our employees. Certain executives, including the named executive officers, are provided with additional life insurance. The taxable portion of the premiums on this additional life insurance is reflected in the Summary Compensation Table under the column All Other Compensation and related footnote.

Perquisites and Other Benefits

We provide few perquisites to our executives. In general, the perquisites provided are intended to help our executives be more productive and efficient and to protect us and the executive from certain business risks and potential threats. In 2007, certain executive officers received the following perquisites: assistance with financial planning, automobile allowance, personal use of corporate aircraft and club membership fees. We recently stopped providing club membership fees and, except with respect to Mr. Foley, financial planning assistance. The compensation committee regularly reviews the perquisites granted to our executive officers and believes they are reasonable and within market practice. Further detail regarding executive perquisites in 2007 can be found in the Summary Compensation Table under the column All Other Compensation and related footnote.

Post-Termination Compensation and Benefits

We have entered into employment agreements with each of our named executive officers. These agreements provide us and the executives with certain rights and obligations following a termination of employment, and in some instances, following a change in control. We believe these agreements are necessary to protect our legitimate business interests, as well as to protect the executives in the event of certain termination events. A description of the material terms of the agreements can be found in the narrative following the Grants of Plan-Based Awards table and in the Potential Payments Upon Termination or Change in Control section.

Stock Ownership Guidelines

We established formal stock ownership guidelines on March 14, 2006 for all corporate officers, including the named executive officers, and members of our board of directors to encourage such individuals to hold a multiple of their base salary (or annual retainer) in our common stock. The guidelines call for the executive to reach the ownership multiple within five (5) years. Shares of restricted stock and gain on stock options count toward meeting the guidelines. The guidelines, including those applicable to non-employee directors, are as follows:

Position	Minimum Aggregate Value
Chairman and CEO	5 × base salary
Other Officers	2 × base salary
Members of the Board	5 × annual retainer

Each of our named executive officers and non-employee directors, except Peter Shea (who joined the board in 2006) met the stock ownership guidelines as of December 31, 2007. The compensation committee may consider the guidelines and the executive's satisfaction of such guidelines in determining executive compensation.

Tax and Accounting Considerations

The compensation committee considers the impact of tax and accounting treatment when determining executive compensation.

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount that can be deducted in any one year for compensation paid to certain executive officers. There is, however, an exception for certain performance-based compensation. The compensation committee takes the deduction limitation under Section 162(m) into account when structuring and approving awards under our annual incentive plan and the omnibus plan.

Compensation paid under our annual incentive plan and awards granted under the omnibus plan are generally intended to qualify as performance-based compensation. However, in certain situations, the compensation committee may approve compensation that will not meet these requirements.

The compensation committee also considers accounting impact when structuring and approving awards. We account for stock-based payments, including stock option grants, in accordance with Statement of Financial Accounting Standards No. 123 (revised), Share Based Payment, which we refer to as FAS 123(R).

Compensation Committee Report on Executive Compensation

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

Daniel D. Lane (Chair)
Cary H. Thompson
Richard N. Massey

Executive Compensation

The following table contains compensation information for our named executive officers for the years ended December 31, 2007 and 2006, as defined in Item 402(a)(3) of Regulation S-K as promulgated by the SEC. William P. Foley, II served as our Chairman of the Board and Chief Executive Officer until May 2007, at which time Alan L. Stinson, who was serving as our Co-Chief Operating Officer, was appointed Chief Executive Officer. Mr. Foley continues to serve as our executive Chairman. In addition, Raymond R. Quirk served as our Co-Chief Operating Officer until May 2007, at which time he was appointed to serve as Co-President of the Company. Mr. Bickett served as our Co-President until April 2008, at which time he agreed to change his title in recognition of his responsibilities as Executive Vice President, Strategic Planning of FIS. The information in this table includes compensation earned by the individuals for services with FNF. With respect to 2006 amounts, it also includes the portion of compensation paid by old FNF and allocated to us while we were still a majority-owned subsidiary of old FNF, as discussed above, as well as compensation paid by old FNF that was not allocated to us or FIS. The amounts of compensation shown below do not necessarily reflect the compensation such person will receive in the future, which could be higher or lower.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
William P. Foley, II	2007	475,000	—	4,953,228	2,525,036	—	964,630	8,917,894
Chairman of the Board	2006	582,465	19,000,000	2,811,339	5,531,200	2,417,576	755,973	31,098,553
Alan L. Stinson	2007	428,529	—	1,308,466	457,832	—	271,392	2,466,219
Chief Executive Officer	2006	335,980	2,200,000	608,184	944,293	658,000	161,852	4,908,309
Anthony J. Park	2007	356,720	—	490,941	56,809	—	131,427	1,035,897
Executive Vice President and Chief Financial Officer	2006	325,000	—	194,485	60,798	364,456	71,669	1,016,408
Raymond R. Quirk	2007	717,667	—	1,705,797	605,564	—	368,131	3,397,159
President	2006	700,000	—	908,010	726,222	1,569,963	220,773	4,124,968
Brent B. Bickett	2007	237,490	—	1,236,471	432,590	—	235,639	2,142,190
Executive Vice President, Corporate Finance	2006	335,980	2,200,000	553,472	952,574	658,000	161,142	4,861,168

(1) Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of salary into our 401(k) plan, ESPP or deferred compensation plans.

(2) Represents a transaction bonus paid by old FNF to Messrs. Foley, Stinson and Bickett relating to the Full Spin-Off and FIS merger transactions.

(3) Represents the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006, in accordance with FAS 123(R), of restricted stock awards granted in and prior to 2007 and 2006, respectively. These awards consisted of our restricted shares and restricted shares of old FNF which were reissued as restricted shares under our omnibus plan. Disclosures related to these amounts are included in Footnote M to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2008.

(4) Represents the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) for the fiscal years ended December 31, 2007 and 2006, of stock option awards granted in and prior to 2007 and 2006, respectively. These awards consisted primarily of options issued as part of our 2006 and 2007 long-term incentive compensation programs, and options granted to acquire shares of old FNF that have either been exercised or reissued as options under our omnibus plan to acquire our shares under the terms of the agreement between us and old FNF for the Full Spin-Off. Assumptions used in the calculation of these amounts are included in Footnote M to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2008. 2007 and 2006 amounts also include aggregate amounts of $92,226, $23,057 and $29,974 with respect to Messrs. Foley, Stinson and Bickett, respectively, which represent approximately 40% of the FAS 123(R) cost recorded by Fidelity Sedgwick Holdings, Inc., or *Sedgwick*, relating to the April 1, 2006 grant of options to purchase shares of Sedgwick. We own approximately 40% of Sedgwick's common stock and account for it under the equity method.

(5) Represents amounts earned in 2006 and paid in 2007 under our annual incentive plan. Amounts also include an allocated portion of amounts earned under old FNF's annual incentive plan.

(6) Amounts shown for 2007 include matching contributions to our 401(k) plan and our ESPP; dividends paid on restricted stock; life insurance premiums paid by us; personal use of a company airplane; club membership fees; and financial planning services as set forth below:

	Foley	Stinson	Park	Quirk	Bickett
401(k) Matching Contributions	$ 6,688	$ 6,750	$ 6,750	$ —	$ 6,750
ESPP Matching Contributions	52,500	8,663	24,375	35,000	27,788
Restricted Stock Dividends	735,172	202,712	94,738	296,953	183,872
Life Insurance Premiums	545	545	60	594	90
Personal Airplane Use	71,753	48,356	—	28,952	12,796
Club Membership Fees	56,756	4,366	5,504	6,632	4,343
Financial Planning Services	41,216	—	—	—	—

The following table sets forth information concerning awards granted to the named executive officers during the fiscal year ended December 31, 2007.

Grants of Plan-Based Awards

(a) Name	(b) Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) (c) Threshold ($)	(d) Target ($)	(e) Maximum ($)	(f) All other Stock Awards: Number of Shares of Stock or Units (#)(2)	(g) All other Option Awards: Number of Securities Underlying Options (#)(3)	(h) Exercise Or Base Price of Option Awards ($/Share)	(i) Grant Date Fair Value of Stock and Option Awards ($)
William P. Foley, II	11/08/2007	—	—	—	100,000	—	—	1,364,000
	11/08/2007	—	—	—	—	800,000	$13.64	1,884,480
	5/14/2007	—	—	—	—	400,000	$10.00	208,100
	N/A	750,000	1,500,000	4,500,000	—	—	—	—
Alan L. Stinson	11/08/2007	—	—	—	50,000	—	—	682,000
	11/08/2007	—	—	—	—	400,000	$13.64	942,240
	5/14/2007	—	—	—	—	80,000	$10.00	41,600
	N/A	420,000	840,000	1,680,000	—	—	—	—
Anthony J. Park	11/08/2007	—	—	—	21,667	—	—	295,538
	11/08/2007	—	—	—	—	173,333	$13.64	408,303
	N/A	187,500	375,000	750,000	—	—	—	—
Raymond R. Quirk	11/08/2007	—	—	—	50,000	—	—	682,000
	11/08/2007	—	—	—	—	400,000	$13.64	942,240
	5/14/2007	—	—	—	—	40,000	$10.00	20,800
	N/A	555,000	1,110,000	2,220,000	—	—	—	—
Brent B. Bickett	11/08/2007	—	—	—	15,000	—	—	204,600
	11/08/2007	—	—	—	—	120,000	$13.64	282,672
	5/14/2007	—	—	—	—	80,000	$10.00	41,600
	N/A	123,750	247,500	495,000	—	—	—	—

(1) The amounts shown in column (c) reflect the minimum payment level under the annual incentive plans which are 50% of the target amount shown in column (d). The amount shown in column (e) for everyone except Mr. Foley is 200% of such target amount. For Mr. Foley, the amount in column (e) is 300% of such target amount. These amounts are based on the individual's 2007 salary and position.

(2) The amounts shown in column (f) reflect the number of shares of our restricted stock granted to each named executive officer under the omnibus plan.

(3) The amounts shown in column (g) reflect (i) the number of stock options granted to each named executive officer under the omnibus plan on November 8, 2007 (grant date fair value per option is $2.36 per option granted); and (ii) with respect to Messrs. Foley, Stinson, Quirk and Bickett, the number of options granted to each named executive officer under the FNRES stock plan on May 14, 2007 (grant date fair value per option is $0.52 per option granted). We own approximately 61% of FNRES's common stock and consolidate its operations for financial reporting purposes.

Employment Agreements

We have entered into employment agreements with our Chief Executive Officer and a limited number of our senior executives, including our named executive officers. Additional information regarding post-termination benefits provided under these employment agreements can be found in the "Potential Payments Upon Termination or Change in Control" section.

William P. Foley

We entered into a three-year employment agreement with Mr. Foley, effective October 24, 2006, to serve as our Chief Executive Officer, with a provision for automatic annual extensions beginning on the first anniversary of the effective date and continuing thereafter unless either party provides timely notice that the term should not be extended. Mr. Foley ceased to serve as Chief Executive Officer in May 2007, but continues to serve as our executive Chairman and his employment agreement remains in effect. Under the terms of the agreement, Mr. Foley's minimum annual base salary is $500,000, with an annual cash bonus target equal to 250% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Foley is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Foley and his eligible dependents are entitled to medical and other insurance coverage we provide to our other top executives as a group. Mr. Foley is also entitled to the payment of initiation and membership dues in any social or recreational clubs that we deem appropriate to maintain our business relationships, and he is eligible to receive equity grants under our equity incentive plans, as determined by our compensation committee.

Mr. Foley's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Alan L. Stinson

We entered into a three-year employment agreement with Mr. Stinson, effective October 24, 2006, to serve as our Co-Chief Operating Officer, with a provision for automatic annual extensions. Mr. Stinson was appointed Chief Executive Officer in May 2007 and his employment agreement remains in effect. Under the terms of the agreement, Mr. Stinson's minimum annual base salary is $300,000, with an annual cash bonus target equal to 150% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Stinson is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Stinson and his eligible dependents are entitled to medical and other insurance coverage we provide to our other top executives as a group. Mr. Stinson is also entitled to the payment of initiation and membership dues in any social or recreational clubs that we deem appropriate to maintain our business relationships, and he is eligible to receive equity grants under our equity incentive plans, as determined by our compensation committee.

Mr. Stinson's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Anthony J. Park

We entered into a three-year employment agreement with Mr. Park, effective December 22, 2006, to serve as our Chief Financial Officer, with a provision for automatic annual extensions. Under the terms of the agreement, Mr. Park's minimum annual base salary is $325,000, with an annual cash bonus target equal to at least 75% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Park is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Park and his eligible dependents are entitled to medical and other insurance coverage we provide to our other top executives as a group. Mr. Park is also entitled to the payment of initiation and membership dues in any social or recreational clubs that we deem appropriate to maintain our business relationships, and he is eligible to receive equity grants under our equity incentive plans, as determined by our compensation committee.

Mr. Park's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Raymond R. Quirk

We entered into a three-year employment agreement with Mr. Quirk, effective October 24, 2006, to serve as our Co-Chief Operating Officer, with a provision for automatic annual extensions. Mr. Quirk was appointed Co-

President in May 2007 and his employment agreement remains in effect. Under the terms of the agreement, Mr. Quirk's minimum annual base salary is $700,000, with an annual cash bonus target equal to 150% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Quirk is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Quirk and his eligible dependents are entitled to medical and other insurance coverage we provide to our other top executives as a group. Mr. Quirk is also entitled to the payment of initiation and membership dues in any social or recreational clubs that we deem appropriate to maintain our business relationships, and he is eligible to receive equity grants under our equity incentive plans, as determined by our compensation committee.

Mr. Quirk's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Brent B. Bickett

We entered into a three-year employment agreement with Mr. Bickett, effective October 24, 2006, to serve as our President, with a provision for automatic annual extensions. Under the terms of the agreement, Mr. Bickett's minimum annual base salary is $300,000, with an annual cash bonus target equal to 150% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Bickett is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Bickett and his eligible dependents are entitled to medical and other insurance coverage we provide to our other top executives as a group. Mr. Bickett is also entitled to the payment of initiation and membership dues in any social or recreational clubs that we deem appropriate to maintain our business relationships, and he is eligible to receive equity grants under our equity incentive plans, as determined by our compensation committee.

Mr. Bickett's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Omnibus Plan

We used our 2005 Omnibus Incentive Plan, or *omnibus plan*, for long-term incentive compensation of our executive officers in 2007. The omnibus plan is administered by our compensation committee and permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other cash or stock-based awards. Eligible participants include all employees, directors and consultants of the Company and our subsidiaries, as determined by the committee. The committee has the full power to select employees, directors and consultants who will participate in the plan; determine the size and types of awards; determine the terms and conditions of awards; construe and interpret the omnibus plan and any award agreement or other instrument entered into under the omnibus plan; establish, amend and waive rules and regulations for the administration of the omnibus plan; and, subject to certain limitations, amend the terms and conditions of outstanding awards. The omnibus plan was most recently submitted for stockholder approval at our 2006 annual meeting, at which time stockholders approved an increase in the number of shares of common stock available for issuance under the plan by 15.5 million shares.

Each award granted under the omnibus plan is subject to an award agreement, which sets forth the participant's rights with respect to the award following termination of employment or service. In addition, except as otherwise provided in a participant's award agreement, upon the occurrence of a change in control, all outstanding awards will immediately vest. Further details are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Sedgwick Stock Plan

The Sedgwick stock plan is maintained by Sedgwick and administered by the Sedgwick board, or by one or more committees appointed by the Sedgwick board. The plan permits the granting of stock options or stock awards of Sedgwick stock. Eligible participants are selected by the Sedgwick board, or designated committee, and include employees, directors and consultants of Sedgwick and its affiliates. The Sedgwick board, or designated committee, has full authority and sole discretion to take actions to administer, operate, and interpret the plan, or to amend, suspend, or terminate the plan. If Sedgwick is consolidated with or acquired by another entity, or in the event of another transaction that constitutes a change in control, the outstanding stock options and stock awards may be (i) assumed or continued by the surviving company, (ii) substituted with stock options or stock awards of the new company with substantially the same terms, (iii) accelerated to vest immediately, or (iv) cancelled with a cash payment of the excess fair market value of the awards. The named executive officers' notice of stock option grants provide that 50% of the options have time-based vesting over 5 years, but will vest immediately upon a change in control. The other 50% of the options have performance-based vesting conditions and vest upon the earliest of (i) a change in control, (ii) following an initial public offering, or (iii) five years after grant, as long as, in each case, the value of a share is at least $15.00. The term "change in control" for this purpose means a transaction or related series of transactions through which a person or group other than certain current stockholders and their affiliates become the direct or indirect beneficial owners of more than the greater of (i) 35% of the outstanding shares of Sedgwick stock or (ii) the percentage of outstanding voting stock owned directly or indirectly by these stockholders.

FNRES Stock Plan

The FNRES stock plan is maintained by FNRES and administered by the FNRES board, or by one or more committees appointed by the FNRES board. The plan permits the granting of stock options or stock awards of FNRES stock. Eligible participants are selected by the FNRES board, or designated committee, and include employees, directors and consultants of FNRES and its affiliates. The FNRES board, or designated committee, has full authority and sole discretion to take actions to administer, operate, and interpret the plan, or to amend, suspend, or terminate the plan.

The options vest upon the earliest to occur of (i) a change in control or (ii) following an initial public offering, provided that, in each case the options vest only if the equity value of a share of FNRES common stock equals at least $20.00 per share (subject to adjustment) and the optionee's service with FNRES has not been terminated. If the equity value target is not met at the time of a change in control, FNRES will use commercially reasonable efforts to have the acquirer or the surviving or continuing company assume or continue, as the case may be, the unvested options on the same terms and conditions. If the acquirer does not agree to assume or continue the options, then the options will terminate. For purposes of the FNRES stock plan, the term "equity value" means (i) in the event of a change in control, the aggregate amount of per share net proceeds (other than any taxes) of cash or readily marketable securities and the discounted expected value of any other deferred consideration received or to be received by the holders of FNRES common stock (including all shares issuable upon exercise of in-the-money options, whether or not exercisable); or (ii) at any time after an initial public offering, the average price of FNRES common stock over a consecutive 45-day trading period; provided, however, that the full 45-day trading period must conclude on or prior to the expiration date of the option. The term "change in control" for this purpose means a transaction or related series of transactions through which a person or group other than certain current stockholders and their affiliates become the direct or indirect beneficial owners of more than the greater of (i) 35% of the outstanding shares of FNRES stock or (ii) the percentage of outstanding voting stock owned directly or indirectly by these stockholders.

Because the vesting of the options is contingent upon performance and market criteria which was not met in 2007, we did not incur any expense for financial statement reporting purposes for fiscal year 2007 pursuant to FAS 123(R). Therefore, the Summary Compensation Table does not include any amounts associated with the FNRES options.

The following tables set forth information concerning unexercised stock options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of December 31, 2007:

Outstanding FNF Equity Awards at Fiscal Year-End

		Option Awards(1)				Stock Awards(2)	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
William P. Foley, II	10/15/2004	732,692	—	16.65	10/15/2012	—	—
William P. Foley, II	8/19/2005	146,539	146,538	17.67	8/19/2015	—	—
William P. Foley, II	10/18/2005	—	—	—	—	60,000	876,600
William P. Foley, II	10/24/2006	—	—	—	—	316,666	4,626,490
William P. Foley, II	11/8/2007	—	800,000	13.64	11/8/2015	100,000	1,461,000
Alan L. Stinson	10/15/2004	164,856	—	16.65	10/15/2012	—	—
Alan L. Stinson	8/19/2005	73,270	36,634	17.67	8/19/2015	—	—
Alan L. Stinson	10/18/2005	—	—	—	—	20,000	292,200
Alan L. Stinson	10/24/2006	—	—	—	—	86,666	1,266,190
Alan L. Stinson	11/8/2007	—	400,000	13.64	11/8/2015	50,000	730,500
Anthony J. Park	4/16/2001	36,479	—	4.80	4/16/2011	—	—
Anthony J. Park	8/3/2001	20,018	—	2.66	8/3/2011	—	—
Anthony J. Park	2/21/2002	22,107	—	5.60	2/21/2012	—	—
Anthony J. Park	12/23/2002	16,079	—	8.26	12/23/2012	—	—
Anthony J. Park	11/18/2003	—	—	—	—	1,662	24,282
Anthony J. Park	9/10/2004	58,469	—	12.77	9/10/2012	—	—
Anthony J. Park	10/18/2005	—	—	—	—	15,000	219,150
Anthony J. Park	12/22/2006	—	—	—	—	37,500	547,875
Anthony J. Park	11/8/2007	—	173,333	13.64	11/8/2015	21,667	316,555
Raymond R. Quirk	2/21/2002	110,541	—	5.60	2/21/2012	—	—
Raymond R. Quirk	12/23/2002	140,690	—	8.26	12/23/2012	—	—
Raymond R. Quirk	10/15/2004	329,712	—	16.65	10/15/2012	—	—
Raymond R. Quirk	10/18/2005	—	—	—	—	60,000	876,600
Raymond R. Quirk	12/22/2006	—	—	—	—	105,000	1,534,050
Raymond R. Quirk	11/8/2007	—	400,000	13.64	11/8/2015	50,000	730,500
Brent B. Bickett	10/15/2004	164,856	—	16.65	10/15/2012	—	—
Brent B. Bickett	8/19/2005	73,270	36,634	17.67	8/19/2015	—	—
Brent B. Bickett	10/18/2005	—	—	—	—	15,000	219,150
Brent B. Bickett	10/24/2006	—	—	—	—	86,666	1,266,190
Brent B. Bickett	11/8/2007	—	120,000	13.64	11/8/2015	15,000	219,150

(1) Option grants made in 2007 were granted under the omnibus plan as part of our 2007 long-term incentive compensation and vest 25% annually over a period of four years from the date of grant. Option grants made prior to 2006 were originally granted by old FNF and were replaced by the Company at the time of the Full Spin-Off under the omnibus plan as replacement options under a method of conversion that ensured both the intrinsic and fair values of the awards remained the same both before and after the transaction. All such unvested options vest over a three year period from the original date of grant.

(2) Mr. Park's award originally granted on November 18, 2003 was granted by old FNF and was replaced by us at the time of the Full Spin-Off under the omnibus plan as replacement shares under an intrinsic value method of conversion, with his remaining unvested shares vesting on November 18, 2008. We made the October 2005, the October and December 2006 and the November 2007 grants under the omnibus plan. The October 18, 2005 grants vest 25% annually over four years. The October 2006 grants for Messrs. Foley, Stinson and Bickett vest 33% annually over three years. The December 2006 grants for Messrs. Park and Quirk vest 25% annually over 4 years. The November 2007 grants vest 25% annually over four years.

Outstanding Sedgwick Option Awards at Fiscal Year End

Name	Option Awards				
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
William P. Foley, II	4/1/2006	70,000	330,000	7.50	4/1/2016
Alan L. Stinson	4/1/2006	17,500	82,500	7.50	4/1/2016
Brent B. Bickett	4/1/2006	22,750	107,250	7.50	4/1/2016

Outstanding FNRES Option Awards at Fiscal Year End

Name	Option Awards				
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
William P. Foley, II	5/14/2007	—	400,000	10.00	5/14/2017
Alan L. Stinson	5/14/2007	—	80,000	10.00	5/14/2017
Raymond R. Quirk	5/14/2007	—	40,000	10.00	5/14/2017
Brent B. Bickett	5/14/2007	—	80,000	10.00	5/14/2017

The following table sets forth information concerning each exercise of stock options, stock appreciation rights and similar instruments, and each vesting of stock, including restricted stock, restricted stock units and similar instruments, during the fiscal year ended December 31, 2007 for each of the named executive officers on an aggregated basis:

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William P. Foley, II	—	—	281,303	4,393,261
Alan L. Stinson	—	—	66,350	1,047,608
Anthony J. Park	13,370	131,440	21,662	333,431
Raymond R. Quirk	—	—	81,616	1,258,849
Brent B. Bickett	—	—	63,850	1,006,508

Nonqualified Deferred Compensation

Under our nonqualified deferred compensation plan, participants, including our named executive officers, can defer up to 75% of their base salary and 100% of their annual incentives, subject to a minimum deferral of $15,500. Deferral elections are made in December for amounts to be earned in the following year. Deferrals and related earnings are not subject to vesting conditions.

Participants' accounts are bookkeeping entries only and participants' benefits are unsecured. Participants' accounts are credited or debited daily based on the performance of hypothetical investments selected by the participant, and may be changed on any business day. The funds from which participants may select hypothetical investments, and the 2007 rates of return on these investments, are listed in the following table:

Name of Fund	2007 Rate of Return	Name of Fund	2007 Rate of Return
Nationwide NVIT Money Market V	4.87%	American Funds IS Growth	12.35%
PIMCO VIT Real Return Portfolio	10.66%	Goldman Sachs VIT Mid Cap Value	3.20%
PIMCO VIT Total Return Portfolio	8.76%	T. Rowe Price Mid Cap Growth II Portfolio	17.22%
LASSO Long and Short Strategic Opportunities	4.08%	Royce Capital Small Cap Portfolio	(2.14)%
T. Rowe Price Equity Income II Portfolio	3.03%	Vanguard VIF Small Company Growth Portfolio	3.77%
Dreyfus Stock Index	5.26%	AllianceBernstein VPS International Value Portfolio	5.84%
Fidelity VIP II Contrafund Portfolio	17.51%	American Funds IS International	20.02%

Upon retirement, which generally means separation of employment after attaining age sixty, an individual may elect either a lump-sum withdrawal or installment payments over 5, 10 or 15 years. Similar payment elections are available for pre-retirement survivor benefits. In the event of a termination prior to retirement, distributions are paid over a 5-year period. Account balances less than $15,500 will be distributed in a lump-sum. Participants can elect to receive in-service distributions in a plan year that is at least three plan years after the amounts are actually deferred, and these amounts will be paid within sixty days from the close of the plan year in which they were elected to be paid. The participant may also petition us to suspend elected deferrals, and to receive partial or full payout under the plan, in the event of an unforeseeable financial emergency, provided that the participant does not have other resources to meet the hardship.

Plan participation continues until termination of employment. Participants will receive their account balance in a lump-sum distribution if employment is terminated within two years after a change in control.

In 2004, Section 409A of the Internal Revenue Code was passed. Section 409A changed the tax laws applicable to nonqualified deferred compensation plans, generally placing more restrictions on the timing of deferrals and distributions. The deferred compensation plan contains amounts deferred before and after the passage of Section 409A. For amounts subject to Section 409A, which in general terms includes amounts deferred after December 31, 2004, a modification to a participant's payment elections may be made upon the following events:

- Retirement: Participants may modify the distribution schedule for a retirement distribution from a lump-sum to annual installments or vice versa, however, a modification to the form of payment requires that the payment(s) commence at least five years after the participant's retirement, and this election must be filed with the administrator at least 12 months prior to retirement.
- In-service Distributions: Participants may modify each in-service distribution date by extending it by at least five years; however, participants may not accelerate the in-service distribution date and this election must be filed with the administrator at least 12 months prior to the scheduled in-service distribution date.

Deferral amounts that were vested on or before December 31, 2004 are generally not subject to Section 409A and are governed by more liberal distribution provisions that were in effect prior to the passage of Section 409A. For example, a participant may withdraw these grandfathered amounts at any time, subject to a withdrawal penalty of ten percent, or may annually change the payment elections for these grandfathered amounts.

The table below describes the contributions and distributions made with respect to the named executive officers' accounts under our nonqualified deferred compensation plan. Mr. Park is the only named executive officer who deferred 2007 compensation under the plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
William P. Foley, II	—	—	109,428	—	1,399,608
Alan L. Stinson	—	363	72,846	—	828,880
Anthony J. Park	25,000	470	12,789	—	144,285
Raymond R. Quirk	—	—	—	—	—
Brent B. Bickett	—	240	41,076	—	551,678

Potential Payments Upon Termination or Change-in-Control

In this section, we discuss the nature and estimated value of payments and benefits we would provide to our named executive officers in the event of termination of employment or a change in control. The amounts described in this section reflect amounts that would have been payable under our plans and the named executive officers' employment agreements if their employment had terminated on December 31, 2007. The types of termination situations include a voluntary termination by the executive, with and without good reason, a termination by us either for cause or not for cause, termination after a change in control, and termination in the event of disability or death. We also describe the estimated payments and benefits that would be provided upon a change in control without a termination of employment. The actual payments and benefits that would be provided upon a termination of employment would be based on the named executive officers' compensation and benefit levels at the time of the termination of employment and the value of accelerated vesting of stock-based awards is dependent on the value of the underlying stock.

For each type of employment termination, the named executive officers would be entitled to benefits that are available generally to our domestic salaried employees, such as distributions under our 401(k) savings plan, certain disability benefits and accrued vacation. We have not described or provided an estimate of the value of any payments or benefits under plans or arrangements that do not discriminate in scope, terms or operation in favor of a named executive officer and that are generally available to all salaried employees. In addition to these generally available plans and arrangements, the named executive officers would be entitled to benefits under our nonqualified deferred compensation plan, as described above in the Nonqualified Deferred Compensation table and accompanying narrative.

Potential Payments under Employment Agreements

As discussed above, we have entered into employment agreements with Messrs. Foley, Stinson, Park, Quirk and Bickett. The agreements contain provisions for the payment of severance benefits following certain termination events. Below is a summary of the payments and benefits our named executive officers would receive in connection with various employment termination scenarios.

Under the terms of each employment agreement, if the executive's employment is terminated by us for any reason other than for cause or due to disability, or by the executive for good reason or, in the case of Mr. Foley, for any reason during the 6-month period following a change in control, then the executive is entitled to receive:

- any earned but unpaid base salary and any expense reimbursement payments owed and any earned but unpaid annual bonus payments relating to the prior year, which we refer to as "accrued obligations,"
- a prorated annual bonus,
- a lump-sum payment equal to 200%, or 300% in the case of Mr. Foley, of the sum of the executive's (a) annual base salary and (b) the highest annual bonus paid to the executive within the 3 years preceding his termination or, if higher, the target bonus opportunity in the year in which the termination of employment occurs,

- immediate vesting and/or payment of all our equity awards, and
- continued receipt of life and health insurance benefits for a period of 3 years, reduced by comparable benefits he may receive from another employer.

If the executive's employment terminates due to death or disability, we will pay him, or his estate:

- any accrued obligations, and
- a prorated annual bonus based on (a) the target annual bonus opportunity in the year in which the termination occurs or the prior year if no target annual bonus opportunity has yet been determined and (b) the fraction of the year the executive was employed.

In addition, each executive's employment agreement provides for supplemental disability insurance sufficient to provide at least 2/3 of the executive's pre-disability base salary. For purposes of the agreements, an executive will be deemed to have a "disability" if he is entitled to receive long-term disability benefits under our long-term disability plan.

If the executive's employment is terminated by FNF for cause or by the executive without good reason (except in the case of Mr. Foley who may terminate his employment without good reason during the 6-month period following a change in control and receive the full severance benefits described above), our only obligation is the payment of any earned but unpaid base salary and any expense reimbursement payments owed to the executive.

For purposes of each agreement, "cause" means the executive's:

- persistent failure to perform duties consistent with a commercially reasonable standard of care,
- willful neglect of duties,
- conviction of, or pleading nolo contendere to, criminal or other illegal activities involving dishonesty,
- material breach of the employment agreement, or
- impeding or failing to materially cooperate with an investigation authorized by our board.

For purposes of each agreement, "good reason" includes:

- an adverse change in the executive's title, the assignment of duties materially inconsistent with the executive's position, or a substantial diminution in authority,
- our material breach of any of our other obligations under the employment agreement,
- we give notice of our intent not to extend the employment term any time during the one-year period immediately following a change in control,
- following a change in control, the relocation of the executive's primary place of employment, or
- our failure to obtain an assumption of the employment agreement by a successor in the event of a change in control.

For purposes of each agreement, "change in control" means:

- an acquisition by an individual, entity or group of 50% or more of our voting power,
- a merger in which we are not the surviving entity, unless our stockholders immediately prior to the merger hold more than 50% of the combined voting power of the resulting corporation after the merger,
- a reverse merger in which we are the surviving entity but in which more than 50% of the combined voting power is transferred to persons different from those holding the securities immediately prior to such merger,
- during any period of 2 consecutive years during the employment term, a change in the majority of our board, unless the changes are approved by 2/3 of the directors then in office,
- a sale, transfer or other disposition of our assets that have a total fair market value equal to or more than ⅓ of the total fair market value of all of our assets immediately before the sale, transfer or disposition, other than a

sale, transfer or disposition to an entity (1) which immediately after the sale, transfer or disposition owns 50% of our voting stock or (2) 50% of the voting stock of which is owned by us after the sale, transfer or disposition, or

- our stockholders approve a plan or proposal for the liquidation or dissolution of our Company.

Each employment agreement also provides for a tax gross-up if the total payments and benefits made under the agreement or under other plans or arrangements are subject to the federal excise tax on excess parachute payments and the total of such payments and benefits exceed 103% of the safe harbor amount for that tax. A gross-up payment is not made if the total parachute payments are not more than 103% of the safe harbor amount. In that case, the executive's payments and benefits would be reduced to avoid the tax. In general terms, the safe harbor amounts for this purpose are $1 less than 3 times the named executive officer's average W-2 income for the five years before the year in which the change in control occurs. Assuming a termination of employment and a change in control occurred on December 31, 2007, none of the named executive officers would have incurred an excess parachute payment excise tax and no gross-up payments would have been required.

Potential Payments under Omnibus Plan

In addition to the post-termination rights and obligations set forth in the employment agreements of our named executive officers, our omnibus plan provides for the potential acceleration of vesting and/or payment of equity awards in connection with a change in control. Under the omnibus plan, except as otherwise provided in a participant's award agreement, upon the occurrence of a change in control any and all outstanding options and stock appreciation rights will become immediately exercisable, any restriction imposed on restricted stock, restricted stock units and other awards will lapse, and any and all performance shares, performance units and other awards with performance conditions will be deemed earned at the target level, or, if no target level is specified, the maximum level.

For purposes of the omnibus plan, the term "change in control" means the occurrence of any of the following events:

- an acquisition by an individual, entity or group of 50% or more of our voting power,

- a merger in which we are not the surviving entity, unless our shareholders immediately prior to the merger hold more than 50% of the combined voting power of the resulting corporation after the merger,

- a reverse merger in which we are the surviving entity but in which more than 50% of the combined voting power is transferred to persons different from those holding the securities immediately prior to such merger,

- a sale or other disposition of all or substantially all of our assets, or

- our shareholders approve a plan or proposal for the liquidation or dissolution of FNF.

Estimated Cash Severance Payments

Our estimate of the cash severance amounts that would be provided to the named executive officers assumes that their employment terminated, or a change in control occurred, on December 31, 2007. In general, any cash severance payments would be paid in a lump sum within 30 days from the termination date. However, to the extent required by Section 409A of the Internal Revenue Code, the payments would be deferred for six months following termination. If the payments are deferred, the amounts that would otherwise have been paid during the six-month period would be paid in a lump sum after the six-month period has expired.

For a termination of employment by us not for cause, a termination by the executive for good reason or, in the case of Mr. Foley, a termination within six months after a change in control, the following payments would have been made under the employment agreements: Mr. Foley $8,053,173; Mr. Stinson $2,800,000; Mr. Park $1,500,000; Mr. Quirk $4,619,920; and Mr. Bickett $1,415,106. Each named executive officer would also be entitled to continuation of health and life insurance benefits provided by FNF for three years. The estimated value of these benefits is approximately $17,500 per executive. Upon a termination of the executives' employment due to death or disability, the following payments would have been made: Mr. Foley $1,500,000; Mr. Stinson $840,000; Mr. Park $375,000; Mr. Quirk $1,110,000; and Mr. Bickett $247,500.

Estimated Equity Values

As disclosed in the Outstanding Equity Awards at Fiscal Year-End table, each named executive officer had outstanding unvested stock options and restricted stock awards on December 31, 2007. Under the terms of the omnibus plan and award agreements, these stock options and restricted stock awards would vest upon a change in control. In addition, under each named executive officer's employment agreement, these stock options and restricted stock awards would vest upon any termination of employment by us not for cause, a termination by the executive for good reason or, in the case of Mr. Foley, a termination within six months after a change in control.

In any other termination event, all unvested stock options and restricted stock awards would expire at the employment termination date. The following estimates are based on a stock price of $14.61 per share, which was the closing price of our common stock on December 31, 2007. The stock option amounts reflect the excess of this share price over the exercise price of the unvested stock options that would vest. The restricted stock amounts were determined by multiplying the number of shares that would vest by $14.61.

The estimated value of the FNF stock options held by the named executive officers that would vest upon a change in control would be as follows: Mr. Foley $776,000; Mr. Stinson $388,000; Mr. Park $167,163; Mr. Quirk $388,000; and Mr. Bickett $116,400. The estimated value of restricted stock awards held by the named executive officers that would vest upon a change in control or upon such a termination of employment would be as follows: Mr. Foley $6,964,090; Mr. Stinson $2,288,890; Mr. Park $1,107,862; Mr. Quirk $3,141,150; and Mr. Bickett $1,704,490. These same amounts would vest upon a termination of the named executive officers' employment by us not for cause, a termination by the executives for good reason or, in the case of Mr. Foley, a termination within six months after a change in control.

Compensation Committee Interlocks and Insider Participation

The compensation committee is currently composed of Daniel D. Lane (Chair), Cary H. Thompson, and Richard N. Massey. During fiscal year 2007, no member of the compensation committee was a former or current officer or employee of FNF or any of its subsidiaries. In addition, during fiscal year 2007, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on the board.

Director Compensation

Directors who are our salaried employees receive no additional compensation for services as a director or as a member of a committee of our board. In 2007, all non-employee directors received an annual retainer of $50,000, payable quarterly, plus $2,500 for each board meeting he attended. The chairman and each member of the audit committee received an additional annual fee (payable in quarterly installments) of $24,000 and $12,000, respectively, for their service on the audit committee, plus a fee of $3,000 for each audit committee meeting he attended. The chairmen and each member of the compensation committee and the corporate governance and nominating committee received an additional annual fee (payable in quarterly installments) of $8,000 and $6,000, respectively, for their service on such committees, plus a fee of $1,500 for each committee meeting he attended. In addition, each director received a long-term incentive award of 2,667 restricted shares and 21,333 options. The restricted shares and options were granted under the omnibus plan and vest proportionately each year over four years from the date of grant based upon continued service on our board. The options have an eight-year term and an exercise price equal to the fair market value of a share of the date of grant. We also reimburse each non-employee director for all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings. Finally, each member of our board is eligible to participate in our deferred compensation plan to the extent he elects to defer any board or committee fees.

The following table sets forth information concerning the compensation of our directors for the fiscal year ending December 31, 2007:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Douglas K. Ammerman	113,500	38,356	58,837	6,300	216,993
Willie D. Davis	101,500	99,678	38,431	13,273	252,882
John F. Farrell, Jr.	101,500	94,885	38,431	12,560	247,376
Thomas M. Hagerty	70,500	38,356	30,328	6,300	145,484
Philip G. Heasley	68,500	94,885	38,431	12,560	214,376
Daniel D. (Ron) Lane	76,000	52,943	48,634	7,974	185,551
General William Lyon	62,500	94,885	38,431	13,463	209,279
Richard N. Massey	72,000	38,356	1,819	6,300	118,475
Peter O. Shea, Jr.	68,500	38,356	1,819	6,300	114,975
Cary H. Thompson	75,000	52,943	48,634	7,974	184,551
Frank P. Willey	—	182,405	63,727	355,278	601,410

(1) Represents portions of annual board and committee retainers which directors elected to receive in cash and meeting fees.

(2) These amounts represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), of restricted stock awards granted in and prior to 2007. These awards consisted of restricted shares granted in November 2003 by old FNF which vest over a period of five years from the grant date and restricted shares we granted on October 18, 2005, October 24, 2006 and November 8, 2007. Amounts for each director may vary due to the amount of time each director has been on the board and whether each director was on the board of directors of old FNF, the Company or both.

(3) These amounts represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), of stock option awards granted in and prior to 2007. These awards consisted of options granted as part of our 2007 director long-term incentive compensation, and options granted in prior years to acquire shares of old FNF that have been reissued as options under our omnibus plan to acquire shares of the Company under the terms of the agreement between us and old FNF for the Full Spin-Off. Assumptions used in the calculation of these amounts are included in Footnote M to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2008.

(4) Amounts shown for all directors other than Mr. Willey reflect dividends paid on shares of restricted stock in 2007. With respect to Mr. Willey, who is our employee, amounts shown include: (i) salary of $300,913; (ii) the cost of a Company provided automobile of $6,000; (iii) Company contributions to our 401(k) plan of $6,688 and ESPP of $22,500; (iv) life insurance premiums of $207; and (v) $18,971 of dividends paid on unvested restricted shares.

CORPORATE GOVERNANCE AND RELATED MATTERS

Corporate Governance Guidelines

Our board adopted a set of corporate governance guidelines in September 2005 to provide, along with the charters of the committees of the board, a framework for the functioning of the board and its committees and to establish a common set of expectations as to how the board should perform its functions. The Corporate Governance Guidelines address the composition of the board, the selection of directors, the functioning of the board, the committees of the board, the evaluation and compensation of directors and the expectations of directors, including ethics and conflicts of interest. These guidelines specifically provide that a majority of the members of the board must be outside directors who the board has determined have no material relationship with us and whom otherwise meet the independence criteria established by the NYSE. The board reviews these guidelines and other aspects of our governance at least annually. A copy of our Corporate Governance Guidelines is available for review on the Investor Relations page of our website at www.fnf.com. Stockholders may also obtain a copy by writing to the Corporate Secretary at the address set forth under "Available Information" beginning on page 53.

Code of Ethics and Business Conduct

Our board has adopted a Code of Ethics for Senior Financial Officers, which is applicable to our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, and a Code of Business Conduct and Ethics, which is applicable to all our directors, officers and employees. The purpose of these codes is to: (i) promote honest and ethical conduct, including the ethical handling of conflicts of interest; (ii) promote full, fair, accurate, timely and understandable disclosure; (iii) promote compliance with applicable laws and governmental rules and regulations; (iv) ensure the protection of our legitimate business interests, including corporate opportunities, assets and confidential information; and (v) deter wrongdoing. Our codes of ethics and business conduct were adopted to reinvigorate and renew our commitment to our longstanding standards for ethical business practices. Our reputation for integrity is one of our most important assets and each of our employees and directors is expected to contribute to the care and preservation of that asset. Under our codes of ethics, an amendment to or a waiver or modification of any ethics policy applicable to our directors or executive officers must be disclosed to the extent required under SEC and/or NYSE rules.

Copies of our Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers are available for review on the Investor Relations page of our website at www.fnf.com. Stockholders may also obtain a copy of any of these codes by writing to the Corporate Secretary at the address set forth under "Available Information" beginning on page 53.

The Board

Our board met five times in 2007, of which four were regularly scheduled meetings and one was an unscheduled meeting. All directors attended at least 75% of the meetings of the board and of the committees on which they served during 2007. Our non-management directors also met periodically in executive sessions without management. In accordance with our Corporate Governance Guidelines, at each meeting a non-management member of the board is designated by the other non-management directors to preside as the lead director during that session. We do not, as a general matter, require our board members to attend our annual meeting of stockholders, although each of our directors is invited to attend our 2008 annual meeting. During 2007, two members of our board attended the annual meeting of stockholders.

Director Independence

Ten of the twelve members of our board are non-employees. At its meeting on January 30, 2008, the board determined that all of the non-employee members of the board (i.e., Douglas K. Ammerman, Willie D. Davis, John F. Farrell, Jr., Thomas M. Hagerty, Philip G. Heasley, Daniel D. (Ron) Lane, General William Lyon, Richard N. Massey, Peter O. Shea, Jr. and Cary H. Thompson) are independent under the criteria established by the NYSE and our Corporate Governance Guidelines. Additionally, under these standards, the board determined that

William P. Foley, II is not independent because he is the Chairman and an employee of the Company and Frank P. Willey is not independent because he is the Vice Chairman and an employee of the Company.

Committees of the Board

The board has four standing committees: an audit committee, a compensation committee, a corporate governance and nominating committee and an executive committee. The charter of each of the audit, compensation and corporate governance and nominating committee is available on the Investor Relations page of our website at www.fnf.com. Stockholders also may obtain a copy of any of these charters by writing to the Corporate Secretary at the address set forth under "Available Information" beginning on page 53.

Corporate Governance and Nominating Committee

The members of the corporate governance and nominating committee are Thomas M. Hagerty (Chair), Peter O. Shea, Jr. and Philip G. Heasley. Each of Messrs. Hagerty, Shea and Heasley was deemed to be independent by the board, as required by the NYSE. The corporate governance and nominating committee did not meet separately in 2007, but conducted all committee business during executive sessions of the independent directors of the board. The primary functions of the corporate governance and nominating committee, as identified in its charter, are:

- identifying individuals qualified to become members of the board and making recommendations to the board regarding nominees for election;
- developing and recommending to the board a set of corporate governance principles applicable to us and reviewing such principles at least annually;
- establishing procedures for the corporate governance and nominating committee to exercise oversight of the evaluation of the board and management;
- evaluating, at least annually, the performance of the corporate governance and nominating committee;
- considering nominees recommended by stockholders; and
- assisting management in the preparation of the disclosure in our annual proxy statement regarding the operations of the corporate governance and nominating committee.

The corporate governance and nominating committee has not established specific minimum age, education, years of business experience or specific types of skills for potential director candidates, but, in general, will consider, among other things, the following criteria in fulfilling its duty to recommend nominees for election as directors:

- personal qualities and characteristics, accomplishments and reputation in the business community;
- current knowledge and contacts in the communities in which we do business and in our industry or other industries relevant to our business;
- ability and willingness to commit adequate time to the board and committee matters;
- the fit of the individual's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to our needs; and
- diversity of viewpoints, background, experience and other demographics.

The corporate governance and nominating committee would consider qualified candidates for directors suggested by current directors, management and our stockholders. The corporate governance and nominating committee and the board apply the same criteria in evaluating candidates nominated by stockholders as in evaluating candidates recommended by other sources. Stockholders can suggest qualified candidates for director to the corporate governance and nominating committee by writing to our Corporate Secretary at 601 Riverside Avenue, Jacksonville, Florida 32204. The submission must provide the information required by, and otherwise comply with the procedures set forth in, Section 3.1 of our bylaws. Section 3.1 also requires that the nomination notice be submitted a prescribed time in advance of the meeting. Upon receipt of a stockholder-proposed director candidate, the corporate secretary will assess the board's needs, primarily whether or not there is any current pending vacancy or a possible need to be filled by adding or replacing a director. The corporate secretary will also prepare a director profile by comparing the desired list of criteria with the candidate's qualifications. Submissions that meet the criteria outlined above and in our Corporate Governance Guidelines will be forwarded to the Chairman of the corporate governance and nominating committee for further review and consideration. To date, no suggestions with respect to candidates for nomination have been received from stockholders.

Audit Committee

The members of the audit committee are Douglas K. Ammerman (Chair), Willie D. Davis and John F. Farrell, Jr. The board has determined that each of the audit committee members is financially literate and independent as required by the rules of the SEC and the NYSE, and that each of Messrs. Ammerman, Davis and Farrell is an audit committee financial expert, as defined by the rules of the SEC. The audit committee met nine times in 2007. The primary functions of the audit committee include:

- appointing, compensating and overseeing our independent registered public accounting firm;
- overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements;
- discussing the annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm;
- establishing procedures for receiving, processing and retaining complaints (including anonymous complaints) we receive concerning accounting controls or auditing issues;
- approving audit and non-audit services provided by our independent registered public accounting firm;
- discussing earnings press releases and financial information provided to analysts and rating agencies;
- discussing policies with respect to risk assessment and risk management; and
- producing an annual report for inclusion in our proxy statement, in accordance with applicable rules and regulations.

The audit committee is a separately-designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended.

Report of the Audit Committee

The audit committee of the board submits the following report on the performance of certain of its responsibilities for the year 2007:

The primary function of our audit committee is oversight of (i) the quality and integrity of our financial statements and related disclosure, (ii) our compliance with legal and regulatory requirements, (iii) the independent registered public accounting firm's qualifications and independence, and (iv) the performance of our internal audit function and independent registered public accounting firm. Our audit committee acts under a written charter, which was adopted in 2005 and subsequently approved by our board. We review the adequacy of our charter at least annually. Our audit committee is comprised of the three directors named below, each of whom has been determined by the board to be independent as defined by NYSE independence standards. In addition, our board has determined that each of Messrs. Ammerman, Davis and Farrell is an audit committee financial expert as defined by SEC rules.

In performing our oversight function, we reviewed and discussed with management and KPMG LLP, our independent registered public accounting firm, our audited financial statements as of and for the year ended December 31, 2007. Management and KPMG LLP reported to us that our consolidated financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of FNF and its subsidiaries in conformity with generally accepted accounting principles. We also discussed with KPMG LLP matters covered by the Statement on Auditing Standards No. 61 (Communication With Audit Committees).

We have received and reviewed the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and have discussed with them their independence. In addition, we have considered whether KPMG LLP's provision of non-audit services to us is compatible with their independence.

Finally, we discussed with our internal auditors and KPMG LLP the overall scope and plans for their respective audits. We met with KPMG LLP at each meeting. Management was present for some, but not all, of these discussions. Our discussions with them included the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting.

Based on the reviews and discussions referred to above, we recommended to our board that the audited financial statements referred to above be included in our Annual Report on Form 10-K for the fiscal year ended 2007 and that KPMG LLP be appointed independent registered public accounting firm for FNF for 2008.

In carrying out our responsibilities, we look to management and the independent registered public accounting firm. Management is responsible for the preparation and fair presentation of our financial statements and for maintaining effective internal control. Management is also responsible for assessing and maintaining the effectiveness of internal control over the financial reporting process. The independent registered public accounting firm is responsible for auditing our annual financial statements and expressing an opinion as to whether the statements are fairly stated in conformity with generally accepted accounting principles. The independent registered public accounting firm performs its responsibilities in accordance with the standards of the Public Company Accounting Oversight Board. Our members are not professionally engaged in the practice of accounting or auditing, and are not experts under the Exchange Act in either of those fields or in auditor independence.

The foregoing report is provided by the following independent directors, who constitute the committee:

AUDIT COMMITTEE

Douglas K. Ammerman (Chair)
Willie D. Davis
John F. Farrell, Jr.

Compensation Committee

The members of the compensation committee are Daniel D. (Ron) Lane (Chair), Cary H. Thompson and Richard N. Massey. Each of Messrs. Lane, Thompson and Massey was deemed to be independent by the board, as required by the NYSE. The compensation committee met four times during 2007. The functions of the compensation committee include the following:

- discharging the board responsibilities relating to compensation of our executives;
- reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluating the Chief Executive Officer's performance in light of those goals and objectives, and setting the Chief Executive Officer's compensation level based on this evaluation;
- making recommendations to the board with respect to incentive-compensation plans and equity-based plans; and
- producing an annual report on executive compensation for inclusion in our proxy statement, in accordance with applicable rules and regulations.

For more information regarding the responsibilities of the compensation committee, please refer to the section of this proxy statement entitled "Compensation Discussion and Analysis and Executive and Director Compensation" beginning on page 19.

Executive Committee

The members of the executive committee are William P. Foley, II (Chair), Cary H. Thompson and Thomas M. Hagerty. Each of Messrs. Thompson and Hagerty was deemed to be independent by the board. The executive committee did not meet in 2007. Subject to limits under state law, the executive committee may invoke all of the power and authority of the board in the management of FNF.

Contacting the Board

Any stockholder or other interested person who desires to contact any member of the board or the non-management members of the board as a group may do so by writing to: Board of Directors, c/o Corporate Secretary, Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204. Communications received are distributed by the Corporate Secretary to the appropriate member or members of the board.

Certain Relationships and Related Transactions

Agreements with FIS

On October 24, 2006, we completed the acquisition of substantially all of the assets and liabilities of old FNF (other than old FNF's interests in FIS and in a small subsidiary, FNF Capital Leasing, Inc.) in exchange for shares of our common stock (the "asset contribution"). In connection with the asset contribution, effective as of October 26, 2006, old FNF distributed all of the shares it acquired from us in connection with the asset contribution, together with certain other of our shares, to old FNF's stockholders in a tax-free distribution (the "Full Spin-Off"). Following the Full Spin-Off, effective as of November 9, 2006, old FNF merged with and into FIS (the "FIS Merger"). We refer to the FIS Merger, the asset contribution and the Full Spin-Off collectively as the "separation from FIS." In connection with the separation from FIS, we entered into various agreements with FIS, including a tax disaffiliation agreement, a cross-indemnity agreement, and an agreement regarding the sharing of premium expenses for certain on-going insurance policies we purchased. While these agreements continue in effect, no payments for indemnification or liability have been made by us or by FIS under any of these agreements.

As a result of these prior relationships with FIS, certain of our executive officers also served as executive officers of FIS in 2007, including William P. Foley, II, who is the executive Chairman of our board and also served and continues to serve as the Executive Chairman of FIS; Brent B. Bickett, who is our Executive Vice President, Corporate Finance and who, until April 1, 2008, served as our Co-President, and who also serves as Executive Vice President, Strategic Planning of FIS; and Alan L. Stinson, who is our Chief Executive Officer and also served as an executive officer of FIS until May 2007. Mr. Stinson continues to serve as a non-executive officer of FIS in a limited capacity. We refer to Messrs. Foley, Bickett and Stinson as the overlapping officers.

Historically, FIS has provided a variety of services to us, and we have provided various services to FIS, pursuant to agreements and arrangements between us and FIS. Some of these agreements and arrangements were entered into in connection with our separation from FIS, and others were already in existence prior to the separation or have been entered into since the separation from FIS. Our significant agreements and arrangements with FIS are described below. None of the overlapping officers receive any direct compensation or other remuneration of any kind as a result of or in connection with the various agreements with FIS and none of them has any direct interest in the agreements and arrangements with FIS. In addition, none of our directors receive any direct compensation or other remuneration of any kind as a result of or in connection with the various agreements with FIS and none of them have any direct interest in the agreements and arrangements with FIS.

In October 2007, FIS announced that it intends to spin off its lender processing services (the "LPS business") division into a separate publicly traded company (the "LPS spin-off"). The new company will be known as Lender Processing Services, Inc. ("LPS"). The LPS businesses and we have historically provided and continue to provide certain support and other services to each other. In conjunction with the LPS spin-off, if completed, we will enter into certain agreements with LPS, and will amend or terminate agreements we have with FIS, in order to reflect the separation of LPS from FIS. Under certain of these agreements, we will provide support and administrative services to LPS for an interim transition period. Under other agreements, we and LPS will provide each other with certain services that support our ongoing businesses. None of the overlapping officers will receive any direct compensation or other remuneration of any kind as a result of or in connection with any of the agreements with LPS (or the amendments to the agreements with FIS) and none of them will have any direct interest in the agreements and arrangements with LPS. In addition, none of our directors will receive any direct compensation or other remuneration of any kind as a result of or in connection with the various agreements with LPS and none of them will have any direct interest in the agreements and arrangements with LPS.

Corporate Services and Administrative Support Agreements. We are party to a corporate services agreement with FIS under which we provide corporate and other administrative support services to FIS, including accounting, statutory accounting and tax services, corporate, legal and related services, claims processing and administration services, risk management insurance services, purchasing and procurement services and travel services. The pricing for the services provided by us to FIS under the corporate services agreement is on a cost-only basis, with FIS in effect reimbursing us for the costs and expenses incurred in providing these corporate services to FIS. With certain exceptions, the corporate services agreement continues in effect as to each service covered by the agreement until FIS notifies us, in accordance with the terms and conditions set forth in the agreement and subject to certain limitations, that the service is no longer requested, provided, however, that in any event, the services terminate on October 23, 2008.

The exact amounts paid by FIS to us under the corporate services agreement is dependent upon the amount of services actually provided in any given year. During 2007, FIS paid $2.7 million to us for services rendered by us and our subsidiaries.

At the time of the LPS spin-off, we expect to amend the corporate services agreement with FIS to reflect the completion of most or all of the corporate support services provided by us to FIS. At that time, we will also enter into corporate and transition services agreements with LPS pursuant to which we will provide certain general corporate and other administrative support services to LPS for an interim period not to exceed 24 months. The services to be provided include statutory accounting and tax services, corporate, legal and related services, claims processing and administration services, risk management insurance services, purchasing and procurement services and travel services. The pricing for the services to be provided by us to LPS under these services agreements will be on a cost-only basis, with LPS in effect reimbursing us for the costs and expenses incurred in providing these corporate services to LPS. With certain exceptions, these support agreements continue in effect as to each service covered by the agreements until LPS notifies us, in accordance with the terms and conditions set forth in the agreements and subject to certain limitations, that the service is no longer requested, provided, however, that most of the services will terminate 24 months after the completion of the LPS spin-off.

Master Information Technology Services Agreement. We are party to a master information technology services agreement with FIS, pursuant to which FIS provides various services to us, such as IT infrastructure support, data center management, software sales and software application development. Under this agreement, we have designated certain services as high priority critical services required for our business. These include managed operations, network, email/messaging, network routing, technology center infrastructure, active directory and domains, systems perimeter security, data security, disaster recovery and business continuity. FIS has agreed to use reasonable best efforts to provide these core services without interruption throughout the term of the master services agreement, except for scheduled maintenance. We can also request services that are not specified in the agreement, and, if we can agree on the terms, a new statement of work or amendment will be executed. In addition, if requested by us, FIS will continue to provide, for an appropriate fee, services to us that are not specifically included in the master information technology services agreement if those services were provided to us by FIS or its subcontractors in the past. The master information technology services agreement is effective until February 2011 unless earlier terminated in accordance with its terms. We have the right to renew the agreement for a single one-year period or a single two-year period by providing a written notice of our intent to renew at least six months prior to the expiration date. We may also terminate the agreement or any particular statement of work or base services agreement on six months' prior written notice. In addition, if either party fails to perform its obligations under the agreement, the other party may terminate after the expiration of certain cure periods.

Under this agreement, we are obligated to pay FIS for the services that we utilize, calculated under a specific and comprehensive pricing schedule. Although the pricing includes some minimum usage charges, most of the service charges are based on volume and actual usage, specifically related to the particular service and support provided and the complexity of the technical analysis and technology support provided by FIS. The amount that we paid for information technology services received from FIS during 2007 was $89.1 million, including $5.5 million that we capitalized and $88.6 million that we recorded as expense.

We are currently in discussions with FIS regarding the terms of this agreement, including the services provided by FIS and the pricing for these services, particularly since some of these services will be provided by LPS rather than FIS after the LPS spin-off. We anticipate that these discussions will be completed later this year and will result in amendments to the master information technology services agreement with FIS. In addition, at the time of the LPS spin-off, we will enter into a new agreement with LPS pursuant to which LPS will provide to us certain application development services that are currently being provided by FIS under the master information technology services agreement. We expect that the terms under which these development services will be provided to us will be similar to those currently applicable to us under the master information technology services agreement with FIS.

eLender Services and Premium Calculator Application Agreements. We are party to agreements with FIS and certain of its subsidiaries that conduct the LPS business, pursuant to which we have provided and/or received an interest in certain proprietary software known as "eLenderSolutions," various software development services, and certain lender services business processing services. Under agreements and arrangements relating to title insurance premium rate calculator applications, we received application development services from FIS. Under the eLender services agreement, each of FIS and us conveyed our respective interests in the proprietary "eLenderSolutions" software to the other so that both we and FIS are the joint owners of the software, and we agreed to further develop the jointly owned software. In addition, under this agreement, we agree to process business for FIS's subsidiaries that engaged in the LPS business, so that those subsidiaries can continue to operate as title agents in certain limited geographic areas where those subsidiaries otherwise lack ready access to title plants. Under the eLender services agreement, we license from FIS the use of certain proprietary business processes and related documentation in those limited geographic areas, and FIS provides us with oversight and advice in connection with the implementation of these business processes. Subject to certain early termination provisions, this agreement continues in effect until either (i) FIS acquires its own direct access to title plants in the relevant geographic area or (ii) we build or otherwise acquire title plants for the relevant geographic area and provide access to FIS on terms acceptable to FIS. This agreement may also be terminated as to all or a portion of the relevant geographic area by mutual agreement of the parties or upon five years' prior written notice given after February 1, 2011 (the fifth anniversary of the effective date of the agreement).

For the business processes and documentation and oversight and advisory services under the eLender services agreement, we pay fees to the FIS subsidiary equal to the aggregate earnings generated through or as a result of these proprietary business processes and documentation. In addition, we pay the FIS subsidiary for its development services with respect to the eLender software and the title insurance premium rate calculator applications. In 2007, we paid a total of $12.2 million to FIS related to these agreements.

The title insurance premium rate calculator application services were completed in 2007 and the agreements related to those services have been terminated. In addition, the development services provided under the eLender services agreement have also expired and have not been renewed. We are currently in discussions with FIS regarding the remaining provisions of the eLender services agreement and we anticipate that the eLender services agreement will either be terminated or assigned to LPS by FIS at the time of the LPS spin-off.

Software License Agreement. A division of FIS, which division after the LPS spin-off will be part of LPS, has been licensing software to us under a license agreement for a package of software known as "SoftPro." SoftPro is a series of software programs and products (which LPS will own upon completion of the LPS spin-off) that have been and continue to be used by our title insurance company subsidiaries, including Chicago Title, Fidelity National Title, and Ticor Title. We pay monthly fees to FIS for the use of the SoftPro software based on the number of workstations and the actual number of SoftPro software programs and products used in each location. Our expenses in 2007 for the SoftPro license were $17.2 million. After the LPS spin-off, we will continue to pay these monthly fees to LPS.

Issuing Title Agency Agreements. Our subsidiaries, Chicago Title and Fidelity National Title, are parties to separate issuing agency contracts with subsidiaries of FIS that conduct the LPS business. Under these issuing agency contracts, the FIS subsidiaries act as title agents for Chicago Title and Fidelity National Title in various jurisdictions. The title agency appointments of the FIS subsidiaries are not exclusive and Chicago Title and Fidelity National Title each retains the ability to appoint other title agents and to issue title insurance directly. Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years' prior written notice, which notice may not be given until after the fifth anniversary of the effective date of the agreement (thus effectively resulting in a minimum ten year term). The issuing agency contracts were entered into by our subsidiaries between July 22, 2004 and August 22, 2006. In connection with the LPS spin-off, the FIS subsidiaries that conduct the LPS business will be contributed to LPS and the issuing agency contracts will continue thereafter between our subsidiaries and LPS.

During 2007, we earned $149.4 million of agency title premiums generated by these operations, and paid related commissions of $132.2 million in 2007, representing a commission rate of 89% of premiums earned.

Real Estate Data and Support Services Agreements. FIS has historically provided and continues to provide various real estate and title related services to us, and we have historically provided and continue to provide various real estate related services to FIS, under a number of agreements and arrangements. These services relate to or arise out of the LPS business and following the LPS spin-off, these agreements and arrangements will continue between us and LPS. The significant agreements and arrangements for these services are briefly described below.

- *Real Estate Data Services.* FIS provides (and after the LPS spin-off, LPS will provide) real estate information to various FNF entities, consisting principally of data services required by the title insurers. We paid $11.5 million for these services in 2007. Following the LPS spin-off, we expect LPS to continue to provide these services.

- *Flood Zone Determination Agreement.* FIS provides (and after the LPS spin-off, LPS will provide) flood zone determination services to us pursuant to a flood zone determination agreement. Under the agreement, FIS makes determinations and reports regarding whether certain properties are located in special flood hazard areas. The agreement expires on September 1, 2008, and can be renewed for successive one year terms upon 30 days written notice. In 2007, we paid $0.6 million to FIS for these services. Following the LPS spin-off, we expect LPS to continue to provide these services.

- *Tax Services Agreements for Texas.* A subsidiary of FIS provides tax services to our title insurance subsidiaries pursuant to several tax service agreements. Under these agreements, FIS provides tax certificates to our title insurance companies for closings in the State of Texas, through a computerized tax service that allows the insurers to access and retrieve information from FIS' computerized tax plant. During 2007, our title insurance subsidiaries paid $6.4 million to FIS for these services. Following the LPS spin-off, these agreements will continue between us and LPS.

- *Section 1031 Tax Deferred Exchange Preferred Provider and Shared Services Arrangements.* Certain of our subsidiaries have agreed to enter into a preferred provider and shared services arrangement with certain FIS subsidiaries to assist with commercial and investment-related real estate transactions and their compliance with the rules and regulations relating to real property exchanges that qualify as tax deferred exchanges under Section 1031 of the Internal Revenue Code. This relationship has historically operated through mutually agreed upon terms which have evolved over the last several years. We anticipate that following the LPS spin-off, these preferred provider and share services arrangements will continue between LPS and us.

Title Plant Maintenance, Management, Access, Title Production Services and Related Agreements.

The Acquisition of Property Insight and the Title Plant Maintenance and Management Agreements. Through August 31, 2007, the title plant assets of several of our title insurance subsidiaries were managed or maintained by Property Insight, LLC ("Property Insight"), which was a subsidiary of FIS, under various title plant management and maintenance agreements. Property Insight managed and updated the title plant information in return for cash management fees and the right to sell access to that information to title insurers, including our title insurance underwriters as well as other third party customers. On August 31, 2007, we completed the acquisition of Property Insight from FIS for $95 million in cash.

Our payments to FIS under these plant management and maintenance arrangements were $16.5 million for the period from January 1 through August 31, 2007. In turn, each of our title insurance underwriters received a royalty on sales of access to its respective title plants. The aggregate revenues our subsidiaries received from these title plant royalties were $3.7 million for the year ended December 31, 2007.

Titlepoint Development. During 2007, one of our subsidiaries was a party to a joint development and ownership agreement with Property Insight, whereby Property Insight provided development services for proprietary software known as "TitlePoint," which was used in connection with the title plants owned by our title insurance subsidiaries. This agreement has expired and was not renewed. For 2007, we paid the FIS subsidiary $13.1 million for its development services under this agreement.

Property Insight also has agreements and arrangements with FIS regarding the title plants owned by our title insurance subsidiaries and managed and maintained by Property Insight. These agreements and arrangements are described below:

- *Title Plant Access and Title Production Agreements.* Separate from the title plant management and maintenance arrangements, subsidiaries of FIS that are part of the LPS business were and continue to be party to a national master services agreement with Property Insight relating to title plant access for the LPS business with respect to real property located in various states. Under this agreement, we provide online database access, physical access to title records, use of space, image system use, and use of special software for use in connection with the LPS business. We receive a monthly fee (subject to certain minimum charges) based on the number of title reports or products ordered as well as fees for the other services we provide. The agreement expires in November 2009 and is automatically renewable for successive 3 year terms unless either party gives 30 days' prior written notice. We also provide title production services to FIS under a title production services agreement, pursuant to which we provide services for fees based on the number of properties searched, subject to certain minimum use. The title production services agreement can be terminated by either party upon 30 days' prior written notice. In 2007, we received $1.0 million for the title plant access and title production services. Following the LPS spin-off, the title plant access agreement and the title production services agreement will continue between us and LPS.

- *Offshore Support Services.* Historically, Property Insight, formerly a subsidiary of FIS and now one of our subsidiaries, received certain limited offshore information technology-related support services, such as software development, programming, implementation, maintenance, consulting, flood services, call center and other similar services, under an intercompany master service provider agreement between an FIS subsidiary (on behalf of itself and its affiliates, including Property Insight prior to our purchase of it) and an offshore subsidiary of FIS. The pricing for the services is determined by mutual agreement determined at the time that the services are requested by Property Insight and agreed to be provided by the FIS subsidiary. Because Property Insight is no longer a subsidiary of FIS, Property Insight has entered into a separate arrangement with the offshore FIS subsidiary for continuation of the services previously received. Following the LPS spin-off, these offshore services will continue to be provided to Property Insight by an offshore subsidiary of LPS.

Lease, Sublease, and Property Management Agreements. We are party to various leases, subleases and property management agreements with FIS relating to our Jacksonville headquarters which is located on a corporate campus that is substantially owned and managed by FIS. First, we are party to a lease agreement pursuant to which we lease from FIS our Jacksonville headquarters. This agreement was originally entered into in March 2005 between the FIS subsidiary and us and expired on December 31, 2007. We are currently in negotiations with FIS to extend the lease for an additional 3 years on terms substantially similar to those in the current agreement, subject to adjustments in the rental rates to reflect current market prices for comparable office space. Under the current lease, we pay rent for the space that we lease, currently approximately 87,579 rentable square feet, at an annual rate of $23.05 per rentable square foot, in equal monthly installments paid in advance on the first day of each calendar month. In addition to paying base rent, we are obligated to pay FIS, as additional rent, our share of the landlord's reasonable estimate of operating expenses for the entire facility that are in excess of the operating expenses (subject to certain exclusions) applicable to the 2005 base year.

We are also party to a property management agreement with FIS, as property manager, for the management of the office space at our Jacksonville headquarters known as "Building V." Terms of this property management agreement are similar to those customarily found in similar office property management arrangements, subject to the particular needs of the parties and nuances relating to the Jacksonville corporate campus. As compensation for its property management services, FIS receives an annual management fee equal to $20.19 per rentable square foot per annum, payable in arrears and paid in monthly installments of $440,034, as and to the extent collected from the monthly rental payment received from tenants. This agreement also expired on December 31, 2007, and we are currently in negotiations with FIS to extend the agreement for an additional 3 years on terms substantially similar to those in the current agreement.

We have also entered into a telecommunications services agreement with FIS, pursuant to which we reimburse FIS for our pro rata share of the telecommunications systems costs at the Jacksonville corporate campus, based on the aggregate number of employees that we have at the campus in comparison to the aggregate number of employees that FIS has at the campus. To coincide with the expiration of the lease agreement, the term of this agreement also expired on December 31, 2007. As with the lease, we are currently in negotiations with FIS to extend the term of this agreement for an additional 3 years on terms substantially similar to those in the current agreement.

In connection with the LPS spin-off, ownership of most of FIS's Jacksonville corporate campus, including the office space that we currently lease from FIS, will be transferred to LPS. In conjunction therewith, FIS will also assign to LPS the property management agreement and the telecommunications services agreement. We anticipate that the lease agreement for our headquarters office space as well as the property management agreement and the telecommunications services agreement will continue substantially unchanged between us and LPS. In addition, we anticipate that, pursuant to the property management agreement, we may from time to time enter into further property management arrangements with LPS for the management of certain of our other real property assets and operational facilities throughout the United States on terms to be agreed upon between us and LPS.

FIS subleases a portion of the office space in Building V for its operations pursuant to a sublease agreement with us. The terms and provisions of the FIS sublease agreement mirror the economic effect of the terms and conditions of our lease agreement with FIS. We anticipate that in connection with the LPS spin-off, FIS's office space needs in Building V will change to reflect the separation of LPS. However, LPS may also need office space in Building V, and we anticipate that in connection with the LPS spin-off, we will enter into a new sublease agreement with LPS for its use of a portion of the office space in Building V for LPS's operations. The term of the FIS sublease agreement expired on December 31, 2007, but we are currently in negotiations with FIS to extend the FIS sublease for an additional 3 years. Likewise, we anticipate that the term of the new LPS sublease will be 3 years. We further anticipate that the terms of the extended FIS sublease and the terms of the new LPS sublease will mirror the economic effect of the terms and conditions of our lease agreement with FIS, with the rental rate under the subleases determined on the same formulaic basis as in the lease agreement.

In 2007, our payments to FIS, net of our receipts from FIS, related to these arrangements totaled $2.5 million.

Aircraft Cost Sharing Agreement. We are party to an aircraft cost allocation agreement with FIS, pursuant to which each party agrees to reimburse the other for its pro rata share of the actual costs incurred in the use of the other party's corporate aircraft. Pursuant to this agreement, we may utilize FIS's corporate aircraft from time to time, and FIS may utilize our corporate aircraft, with an obligation to reimburse for the respective share of the costs. In 2007, FIS reimbursed $3.7 million to us and we reimbursed $2.5 million to FIS under this agreement.

In connection with the LPS spin-off, we are in discussions with FIS and LPS regarding arrangements for continued access by us, FIS and LPS to the corporate aircraft currently owned or leased by us and by FIS, including personal use by our respective executives. Pursuant to these discussions, we anticipate that the aircraft cost allocation agreement will be amended to reflect an aircraft interchange arrangement between us and FIS. The interchange agreement will be for a term of not less than 3 years, but may be terminated by either party at any time upon 90 days' prior written notice. The interchange agreement will provide that we will reimburse FIS, or FIS will reimburse us, for the net cost differential of our aggregate use of FIS's aircraft and FIS's aggregate use of our aircraft. The interchange use and the amounts for which each of us can be reimbursed are subject to Federal Aviation Authority regulations and are the same as would apply to any third party with whom we would enter into an aircraft interchange arrangement. We further anticipate that we will enter into a new lease with LPS for LPS's use from time to time of our corporate aircraft. We are also discussing with LPS the possible assignment or transfer of one of our corporate aircraft to LPS for appropriate consideration. We anticipate that these discussions will be concluded later this year. If we transfer or assign a corporate aircraft to LPS, we will enter into an aircraft interchange agreement with LPS on terms similar to the aircraft interchange agreement to be entered into with FIS, so that we will have continued access to LPS corporate aircraft as well.

Equipment Leases and Transactions with FNF Capital Leasing, Inc. During 2007, we entered into several arrangements and agreements with FNF Capital Leasing, Inc., a subsidiary of FIS. In connection with our separation from FIS, we received a promissory note dated as of October 27, 2006 made by FNF Capital Leasing, Inc., as a subsidiary of FIS, with an outstanding principal balance of $14,328,376. The FNF Capital promissory note was unsecured, with interest payable quarterly at 1% in excess of the 3-month LIBOR rate and principal payments of $450,000 payable quarterly. The FNF Capital promissory note was due in full on October 27, 2011. On September 30, 2007, we acquired certain leasing assets from FIS for a $15 million purchase price, and in conjunction with that acquisition, the remaining balance of $12,528,376 outstanding under the FNF Capital promissory note was forgiven. In addition, in connection with this acquisition of leasing assets from FNF Capital, we issued an unsecured acquisition note payable to FIS in the principal amount of $7.3 million. The FIS acquisition note bears interest at .45% in excess of the LIBOR rate, is due October 2012 and requires principal payments of $0.2 million payable quarterly. Also in connection with the acquisition of the leasing assets from FIS, we assumed certain liabilities to third parties associated with those assets, including various non-recourse promissory notes that are secured by interests in certain leases and underlying equipment. These promissory notes, with a balance of $133.1 million at December 31, 2007, bear interest at various fixed rates and mature at various dates. We also assumed a $20 million revolving credit facility with a third party that bears interest at .5% below the prime lending rate, is due August 2008, and is secured by interests in certain leases and underlying equipment. As of December 31, 2007, $18 million of this $20 million facility was unused.

During 2007, the largest aggregate amount of principal outstanding under the FNF Capital promissory note was $14,328,376, and we received interest payments of $0.5 million on this promissory note. During 2007, the largest aggregate amount of principal outstanding under the FIS acquisition note was $7.3 million, and as of March 15, 2008, the aggregate principal amount outstanding under that note is $7.1 million. Our interest expense on the acquisition note payable to FIS during 2007 was $0.1 million. In addition to these note and credit facility obligations, during 2007 FIS paid us $10.3 million, and we paid FIS $0.8 million, for equipment lease costs financed or arranged through FNF Capital Leasing.

Our Investment in FNRES Holdings, Inc. On December 31, 2006, we contributed $52.5 million to FNRES Holdings, Inc. ("FNRES"), which had previously been a wholly owned subsidiary of FIS, in exchange for approximately 61% of the outstanding shares of FNRES. The remaining 39% of FNRES' shares is held by FIS. After the LPS spin-off, FIS's ownership of 39% of FNRES will instead be held by LPS.

Sedgwick Master Information Technology Services Agreement. A subsidiary of our minority-owned affiliate, Sedgwick CMS Holdings ("Sedgwick"), is party to a master information technology services agreement with FIS. Sedgwick is a provider of outsourced claims management services to large corporate and public sector entities. Under this master information technology services agreement with FIS, Sedgwick receives various information technology services, such as IT infrastructure and network support, and data center management. The master information technology services agreement is effective until July 2011 unless earlier terminated in accordance with its terms. Sedgwick has the right to renew the agreement, and either party may also terminate the agreement or any particular statement of work or base services agreement in certain circumstances. Under this agreement, Sedgwick pays FIS for the services that it utilizes, calculated under a specific and comprehensive pricing schedule. Most of the service charges are based on volume and actual usage, specifically related to the particular service and support provided and the complexity of the technical analysis and technology support provided by FIS. The amount included in Sedgwick's expenses for information technology services received from FIS under this agreement during 2007 was $37.8 million.

Other Related Person Transactions and Relationships

In August 2007, our executive Chairman, William P. Foley, II, planned to sell 1,000,000 shares of our common stock on the open market. Because we were actively purchasing shares of our common stock on the open market at the same time, we agreed to purchase 1,000,000 shares from Mr. Foley on August 8, 2007, for $22.1 million, or $22.09 per share, the market price at the time of the purchase.

On December 6, 2007, we sold 1,000 shares of Series B Preferred Stock of Remy International, Inc. ("Remy"), a company in which we have a minority equity investment, to Mr. Foley, for a total of $1.0 million, or $1,000 per share. This per share price was equal to the per share price that we paid to acquire the shares. Mr. Foley also serves as a director of Remy.

During 2007, we purchased various wines produced by Foley Estates Winery and Vineyards, a winery that is majority owned by Mr. Foley. The total amount we paid to Foley Estates during 2007 was $155,061. We purchased the wines through unrelated vendors at retail prices, and we used them for business purposes.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to our code of ethics, a "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with our interests, and can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Anything that would present a conflict for a director, officer or employee would also likely present a conflict if it is related to a member of his or her family. Our code of ethics states that clear conflict of interest situations involving directors, executive officers and other employees who occupy supervisory positions or who have discretionary authority in dealing with any third party specified below may include the following:

- any significant ownership interest in any supplier or customer;
- any consulting or employment relationship with any customer, supplier or competitor;
- any outside business activity that detracts from an individual's ability to devote appropriate time and attention to his or her responsibilities with the Company;
- the receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;
- being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member;
- selling anything to us or buying anything from us, except on the same terms and conditions as comparable directors, officers or employees are permitted to so purchase or sell; and
- accepting gifts, entertainment or anything of value from a current or prospective customer, vendor or competitor of the Company.

It is our policy to review all relationships and transactions in which we and our directors or executive officers (or their immediate family members) are participants in order to determine whether the director or officer in question has or may have a direct or indirect material interest. Our Chief Compliance Officer, together with our legal staff, is primarily responsible for developing and implementing procedures to obtain the necessary information from our directors and officers regarding related person transactions. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest must be discussed promptly with our Chief Compliance Officer. The Chief Compliance Officer, together with our legal staff, then reviews the transaction or relationship, and considers the material terms of the transaction or relationship, including the importance of the transaction or relationship to us, the nature of the related person's interest in the transaction or relationship, whether the transaction or relationship would likely impair the judgment of a director or executive officer to act in our best interest, and any other factors they deem appropriate. After reviewing the facts and circumstances of each transaction, the Chief Compliance Officer, with assistance from the legal staff, determines whether the director or officer in question has a direct or indirect material interest in the transaction. As required under the SEC rules, transactions with the Company that are determined to be directly or indirectly material to a related person are disclosed in our proxy statement. In addition, the audit committee reviews and approves or ratifies any related person transaction that is required to be disclosed. Waiver of provisions of our code of ethics for any of our employees requires the approval of our Chief Compliance Officer. Waiver of provisions of our code of ethics for any of our executive officers or directors requires the approval of the board or the corporate governance and nominating committee and will be promptly disclosed as required by SEC rules or NYSE rules. The Chief Compliance Officer, or in certain circumstances, the audit committee and the corporate governance and nominating committee, are empowered to take all action they consider appropriate to investigate any violations of the respective codes of ethics reported to them. If a violation has occurred, appropriate disciplinary or preventive action will be promptly taken.

With respect to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, our code of ethics requires that each such officer must:

- avoid conflicts of interest wherever possible;
- discuss any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest with our General Counsel;
- in the case of our Chief Financial Officer and Chief Accounting Officer, obtain the prior written approval of our General Counsel for all material transactions or relationships that could reasonably be expected to give rise to a conflict of interest; and
- in the case of our Chief Executive Officer, obtain the prior written approval of the audit committee for all material transactions that could reasonably be expected to give rise to a conflict of interest.

In the case of any material transactions or relationships involving our Chief Financial Officer or our Chief Accounting Officer, the General Counsel must submit a list of any approved material transactions semi-annually to the audit committee for its review.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors to file reports of their ownership, and changes in ownership, of the Company's common stock with the SEC. Executive officers and directors are required by the SEC's regulations to furnish the Company with copies of all forms they file pursuant to Section 16 and the Company is required to report in this Proxy Statement any failure of its directors and executive officers to file by the relevant due date any of these reports during fiscal year 2007. Based solely upon a review of these reports, Douglas K. Ammerman, Brent B. Bickett, William P. Foley, II, Roger Jewkes, Erika Meinhardt, Anthony J. Park, Raymond R. Quirk and Alan L. Stinson each filed one late report, and Chris Abbinante and Peter T. Sadowski each filed two late reports due to administrative errors. We believe all other directors and executive officers complied with the requirements of Section 16(a).

STOCKHOLDER PROPOSALS

Any proposal that a stockholder wishes to be considered for inclusion in the Proxy and Proxy Statement relating to the Annual Meeting of Stockholders to be held in 2009 must be received by the Company no later than December 16, 2008. Any other proposal that a stockholder wishes to bring before the 2009 Annual Meeting of Stockholders without inclusion of such proposal in the Company's proxy materials must also be received by the Company no later than December 16, 2008. All proposals must comply with the applicable requirements or conditions established by the SEC and the Company's bylaws, which requires among other things, certain information to be provided in connection with the submission of stockholder proposals. All proposals must be directed to the Secretary of the Company at 601 Riverside Avenue, Jacksonville, Florida 32204. The persons designated as proxies by the Company in connection with the 2009 Annual Meeting of Stockholders will have discretionary voting authority with respect to any stockholder proposal for which the Company does not receive timely notice.

OTHER MATTERS

The Company knows of no other matters to be submitted at the meeting. If any other matters properly come before the meeting, the enclosed proxy card confers discretionary authority on the persons named in the enclosed proxy card to vote as they deem appropriate on such matters. It is the intention of the persons named in the enclosed proxy card to vote the shares in accordance with their best judgment.

AVAILABLE INFORMATION

The Company files Annual Reports on Form 10-K with the SEC. A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (except for certain exhibits thereto), including our audited financial statements and financial statement schedules, may be obtained, free of charge, upon written request by any stockholder to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations. Copies of all exhibits to the Annual Report on Form 10-K are available upon a similar request, subject to reimbursing the Company for its expenses in supplying any exhibit.

By Order of the Board of Directors

Alan L. Stinson
Chief Executive Officer

Dated: April 15, 2008

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Annex A

FIDELITY NATIONAL FINANCIAL, INC.
AMENDED AND RESTATED
2005 OMNIBUS INCENTIVE PLAN

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Table of Contents

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Fidelity National Financial, Inc.

Amended and Restated
2005 Omnibus Incentive Plan

Article 1. Establishment, Objectives, and Duration

1.1 *Establishment of the Plan.* Fidelity National Financial, Inc., a Delaware corporation formerly known as Fidelity National Title Group, Inc. (hereinafter referred to as the "Company"), hereby establishes an incentive compensation plan to be known as the "Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan" (hereinafter referred to as the "Plan"). The Plan permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and Other Awards.

The Plan first became effective on September 26, 2005 (the "Effective Date"). The Plan, as amended and restated, will become effective on May 29, 2008 if it is approved by the Company's stockholders at the Company's 2008 annual stockholders meeting. The Plan shall remain in effect as provided in Section 1.3 hereof.

1.2 *Objectives of the Plan.* The objectives of the Plan are to optimize the profitability and growth of the Company through incentives that are consistent with the Company's goals and that link the personal interests of Participants to those of the Company's stockholders.

The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of Participants who make or are expected to make significant contributions to the Company's success and to allow Participants to share in the success of the Company.

1.3 *Duration of the Plan.* No Award may be granted under the Plan after the day immediately preceding the tenth anniversary of the Effective Date, or such earlier date as the Board shall determine. The Plan will remain in effect with respect to outstanding Awards until no Awards remain outstanding.

Article 2. Definitions

The following terms, when capitalized, shall have the meanings set forth below:

2.1 "*Award*" means, individually or collectively, Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, and Other Awards granted under the Plan.

2.2 "*Award Agreement*" means an agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award.

2.3 "*Beneficial Ownership*" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.4 "*Board*" means the Board of Directors of the Company.

2.5 "*Change in Control*" means that the conditions set forth in any one of the following subsections shall have been satisfied:

(a) an acquisition immediately after which any Person possesses direct or indirect Beneficial Ownership of 25% or more of either the then outstanding shares of Company common stock (the "Outstanding Company Common Stock") or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided that the following acquisitions shall be excluded: (i) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or a Subsidiary, or (iv) any acquisition pursuant to a transaction that complies with paragraphs (i), (ii) and (iii) of subsection (c) of this Section 2.5; or

(b) during any period of two consecutive years, the individuals who, as of the beginning of such period, constitute the Board (such Board shall be hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided that for purposes of this Section 2.5, any individual who becomes a member of the Board subsequent to the beginning of such period and whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; provided, further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

(c) consummation of a reorganization, merger, share exchange, consolidation or sale or other disposition of all or substantially all of the assets of the Company ("Corporate Transaction"); excluding, however, such a Corporate Transaction pursuant to which:

(i) all or substantially all of the individuals and entities who have Beneficial Ownership, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will have Beneficial Ownership, directly or indirectly, of more than 50% of, respectively, the outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, the Company or a corporation that as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) (the "Resulting Corporation") in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be;

(ii) no Person (other than (1) the Company, (2) an employee benefit plan (or related trust) sponsored or maintained by the Company or Resulting Corporation, or (3) any entity controlled by the Company or Resulting Corporation) will have Beneficial Ownership, directly or indirectly, of 25% or more of, respectively, the outstanding shares of common stock of the Resulting Corporation or the combined voting power of the outstanding voting securities of the Resulting Corporation entitled to vote generally in the election of directors, except to the extent that such ownership existed prior to the Corporate Transaction; and

(iii) individuals who were members of the Incumbent Board will continue to constitute at least a majority of the members of the board of directors of the Resulting Corporation; or

(d) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

2.6 "*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

2.7 "*Committee*" means the entity, as specified in Section 3.1, authorized to administer the Plan.

2.8 "*Company*" means Fidelity National Financial, Inc., a Delaware corporation formerly known as Fidelity National Title Group, Inc., and any successor thereto.

2.9 "*Consultant*" means any consultant or advisor to the Company or a Subsidiary.

2.10 "*Director*" means any individual who is a member of the Board of Directors of the Company or a Subsidiary.

2.11 "*Dividend Equivalent*" means, with respect to Shares subject to an Award, a right to be paid an amount equal to the dividends declared and paid on an equal number of outstanding Shares.

2.12 "*Effective Date*" shall have the meaning ascribed to such term in Section 1.1 hereof.

2.13 "*Employee*" means any employee of the Company or a Subsidiary.

2.14 "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time.

2.15 "*Exercise Price*" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.16 "*Fair Market Value*" means the fair market value of a Share as determined in good faith by the Committee or pursuant to a procedure specified in good faith by the Committee; provided, however, that if the Committee has not specified otherwise, Fair Market Value shall mean the closing price of a Share as reported in a consolidated transaction reporting system on the date of valuation, or, if there was no such sale on the relevant date, then on the last previous day on which a sale was reported.

2.17 "*Freestanding SAR*" means an SAR that is granted independently of any Options, as described in Article 7 herein.

2.18 "*Incentive Stock Option*" or "ISO" means an Option that is intended to meet the requirements of Code Section 422.

2.19 "*Nonqualified Stock Option*" or "NQSO" means an Option that is not intended to meet the requirements of Code Section 422.

2.20 "*Option*" means an Incentive Stock Option or a Nonqualified Stock Option granted under the Plan, as described in Article 6 herein.

2.21 "*Other Award*" means a cash, Share-based or Share-related Award (other than an Award described in Article 6, 7, 8, 9 or 10 of the Plan) that is granted pursuant to Article 11 herein.

2.22 "*Participant*" means a current or former Employee, Director or Consultant who has rights relating to an outstanding Award.

2.23 "*Performance-Based Exception*" means the performance-based exception from the tax deductibility limitations of Code Section 162(m).

2.24 "*Performance Period*" means the period during which a performance measure must be met.

2.25 "*Performance Share*" means an Award granted to a Participant, as described in Article 9 herein.

2.26 "*Performance Unit*" means an Award granted to a Participant, as described in Article 10 herein.

2.27 "*Period of Restriction*" means the period Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture and are not transferable, as provided in Articles 8 and 9 herein.

2.28 "*Person*" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof.

2.29 "*Replacement Awards*" means Awards issued in substitution of awards granted under equity-based incentive plans sponsored or maintained by an entity with which the Company engages in a merger, acquisition or other business transaction, pursuant to which awards relating to interests in such entity (or a related entity) are outstanding immediately prior to such merger, acquisition or other business transaction. For all purposes hereunder, Replacement Awards shall be deemed Awards.

2.30 "*Restricted Stock*" means an Award granted to a Participant, as described in Article 8 herein.

2.31 "*Restricted Stock Unit*" means an Award granted to a Participant, as described in Article 9 herein.

2.32 "*Share*" means a share of Class A common stock of the Company, par value $0.0001 per share, subject to adjustment pursuant to Section 4.3 hereof.

2.33 "*Stock Appreciation Right*" or "SAR" means an Award granted to a Participant, either alone or in connection with a related Option, as described in Article 7 herein.

2.34 "*Subsidiary*" means any corporation in which the Company owns, directly or indirectly, at least fifty percent (50%) of the total combined voting power of all classes of stock, or any other entity (including, but not limited to, partnerships and joint ventures) in which the Company owns, directly or indirectly, at least fifty percent (50%) of the combined equity thereof. Notwithstanding the foregoing, for purposes of determining whether any individual may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" shall have the meaning ascribed to such term in Code Section 424(f).

2.35 "*Tandem SAR*" means an SAR that is granted in connection with a related Option, as described in Article 7 herein.

Article 3. Administration

3.1 *The Committee.* The Plan shall be administered by the Compensation Committee of the Board or such other committee as the Board shall select (the "Committee"). The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board.

3.2 *Authority of the Committee.* Except as limited by law or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions herein, the Committee shall have full power to select the Employees, Directors and Consultants who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any Award Agreement or other agreement or instrument entered into in connection with the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and, subject to the provisions of Section 19.3 herein, amend the terms and conditions of any outstanding Award and Award Agreement. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authority as identified herein.

3.3 *Decisions Binding.* All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its Subsidiaries, its stockholders, Directors, Employees, Consultants and their estates and beneficiaries and any transferee of an Award.

Article 4. Shares Subject to the Plan; Individual Limits; and Anti-Dilution Adjustments

4.1 *Number of Shares Available for Grants.*

(a) Subject to adjustment as provided in Section 4.3 herein, the maximum number of Shares that may be delivered pursuant to Awards under the Plan shall be 34,500,000, provided that:

(i) Shares that are potentially deliverable under an Award that is canceled, forfeited, settled in cash, expires or is otherwise terminated without delivery of such Shares shall not be counted as having been delivered under the Plan.

(ii) Shares that are held back, tendered or returned to cover the Exercise Price or tax withholding obligations with respect to an Award shall not be counted as having been delivered under the Plan.

(iii) Shares that have been issued in connection with an Award of Restricted Stock that is canceled or forfeited prior to vesting or settled in cash, causing the Shares to be returned to the Company, shall not be counted as having been delivered under the Plan.

Notwithstanding the foregoing, if Shares are returned to the Company in satisfaction of taxes relating to Restricted Stock, in connection with a cash out of Restricted Stock (but excluding upon forfeiture of Restricted Stock) or in connection with the tendering of Shares by a Participant in satisfaction of the Exercise Price or taxes relating to an Award, such issued Shares shall not become available again under the Plan if (x) the transaction resulting in the return of Shares occurs more than ten years after the date the Plan is approved by stockholders in a manner that constitutes stockholder approval for purposes of the New York Stock Exchange listing standards or (y) such event would constitute a "material revision" of the Plan subject to stockholder approval under then applicable rules of the New York Stock Exchange.

Shares delivered pursuant to the Plan may be authorized but unissued Shares, treasury Shares or Shares purchased on the open market.

(b) Subject to adjustment as provided in Section 4.3 herein, all Shares authorized under the Plan and available for grant may be delivered in connection with "full value Awards," meaning Awards other than Options, SARs, or Other Awards for which the Participant pays the grant date intrinsic value.

(c) Notwithstanding the foregoing, for purposes of determining the number of Shares available for grant as Incentive Stock Options, only Shares that are subject to an Award that expires or is cancelled, forfeited or settled in cash shall be treated as not having been issued under the Plan.

4.2 *Individual Limits.* Subject to adjustment as provided in Section 4.3 herein, the following rules shall apply with respect to Awards and any related dividends or Dividend Equivalents intended to qualify for the Performance-Based Exception:

(a) *Options:* The maximum aggregate number of Shares with respect to which Options may be granted in any one fiscal year to any one Participant shall be 4,000,000 Shares.

(b) *SARs:* The maximum aggregate number of Shares with respect to which Stock Appreciation Rights may be granted in any one fiscal year to any one Participant shall be 4,000,000 Shares.

(c) *Restricted Stock:* The maximum aggregate number of Shares of Restricted Stock that may be granted in any one fiscal year to any one Participant shall be 2,000,000 Shares.

(d) *Restricted Stock Units:* The maximum aggregate number of Shares with respect to which Restricted Stock Units may be granted in any one fiscal year to any one Participant shall be 2,000,000 Shares.

(e) *Performance Shares:* The maximum aggregate number of Shares with respect to which Performance Shares may be granted in any one fiscal year to any one Participant shall be 2,000,000 Shares.

(f) *Performance Units:* The maximum aggregate compensation that can be paid pursuant to Performance Units awarded in any one fiscal year to any one Participant shall be $25,000,000 or a number of Shares having an aggregate Fair Market Value not in excess of such amount.

(g) *Other Awards:* The maximum aggregate compensation that can be paid pursuant to Other Awards awarded in any one fiscal year to any one Participant shall be $25,000,000 or a number of Shares having an aggregate Fair Market Value not in excess of such amount.

(h) *Dividends and Dividend Equivalents:* The maximum dividend or Dividend Equivalent that may be paid in any one fiscal year to any one Participant shall be $25,000,000.

4.3 *Adjustments in Authorized Shares and Awards.* In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting the Shares, such adjustment shall be made in the number and kind of shares that may be delivered under the Plan as set forth in Section 4.1(a) and (b), the individual limits set forth in Section 4.2, and, with respect to outstanding Awards, the number and kind of shares subject to outstanding Awards, the Exercise Price, grant price or other price of shares subject to outstanding Awards, any performance conditions relating to shares, the market price of shares, or per-share results, and other terms and conditions of outstanding Awards, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that, unless otherwise determined by the Committee, the number of shares subject to any Award shall always be rounded down to a whole number.

Article 5. Eligibility and Participation

5.1 *Eligibility.* Persons eligible to participate in the Plan include all Employees, Directors and Consultants.

5.2 *Actual Participation.* Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees, Directors and Consultants, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

Article 6. Options

6.1 *Grant of Options.* Subject to the terms and provisions of the Plan, Options may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine.

6.2 *Award Agreement.* Each Option grant shall be evidenced by an Award Agreement that shall specify the Exercise Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO. Options that are intended to be ISOs shall be subject to the limitations set forth in Code Section 422.

6.3 *Exercise Price.* The Exercise Price for each grant of an Option under the Plan shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted; provided, however, that this restriction shall not apply to Replacement Awards or Awards that are adjusted pursuant to Section 4.3 herein. No ISO granted to a Participant who, at the time the ISO is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary shall have an Exercise Price that is less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date the ISO is granted.

6.4 *Duration of Options.* Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant. No ISO granted to a Participant who, at the time the ISO is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary shall be exercisable later than the fifth (5th) anniversary of the date of its grant.

6.5 *Exercise of Options.* Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as set forth in the Award Agreement and as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6 *Payment.* Options granted under this Article 6 shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised and specifying the method of payment of the Exercise Price.

The Exercise Price of an Option shall be payable to the Company in full: (a) in cash or its equivalent, (b) by tendering Shares or directing the Company to withhold Shares from the Option having an aggregate Fair Market Value at the time of exercise equal to the Exercise Price, (c) by broker-assisted cashless exercise, (d) in any other manner then permitted by the Committee, or (e) by a combination of any of the permitted methods of payment. The Committee may limit any method of payment, other than that specified under (a), for administrative convenience, to comply with applicable law, or for any other reason.

6.7 *Restrictions on Share Transferability.* The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8 *Dividend Equivalents.* At the discretion of the Committee, an Award of Options may provide the Participant with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Participant, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

6.9 *Termination of Employment or Service.* Each Participant's Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options, and may reflect distinctions based on the reasons for termination of employment or service.

6.10 *Nontransferability of Options.*

(a) *Incentive Stock Options.* ISOs may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during a Participant's lifetime only by such Participant.

(b) *Nonqualified Stock Options.* NQSOs may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during a Participant's lifetime only by such Participant.

Article 7. Stock Appreciation Rights

7.1 *Grant of SARs.* Subject to the terms and provisions of the Plan, SARs may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR.

The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

The grant price of a Freestanding SAR shall at least equal the Fair Market Value of a Share on the date of grant of the SAR, and the grant price of a Tandem SAR shall equal the Exercise Price of the related Option; provided, however, that this restriction shall not apply to Replacement Awards or Awards that are adjusted pursuant to Section 4.3 herein.

7.2 *Exercise of Tandem SARs.* A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. To the extent exercisable, Tandem SARs may be exercised for all or part of the Shares subject to the related Option. The exercise of all or part of a Tandem SAR shall result in the forfeiture of the right to purchase a number of Shares under the related Option equal to the number of Shares with respect to which the SAR is exercised. Conversely, upon exercise of all or part of an Option with respect to which a Tandem SAR has been granted, an equivalent portion of the Tandem SAR shall similarly be forfeited.

Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Exercise Price of the ISO.

7.3 *Exercise of Freestanding SARs.* Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them and sets forth in the Award Agreement.

7.4 *Award Agreement.* Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

7.5 *Term of SARs.* The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

7.6 *Payment of SAR Amount.* Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) the difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

(b) the number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

7.7 *Dividend Equivalents.* At the discretion of the Committee, an Award of SARs may provide the Participant with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Participant, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

7.8 *Termination of Employment or Service.* Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all SARs, and may reflect distinctions based on the reasons for termination of employment or service.

7.9 *Nontransferability of SARs.* SARs may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during a Participant's lifetime only by such Participant.

Article 8. Restricted Stock

8.1 *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, Restricted Stock may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine.

8.2 *Award Agreement.* Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction and, if applicable, Performance Period(s), the number of Shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

8.3 *Other Restrictions.* The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, a requirement that the issuance of Shares of Restricted Stock be delayed, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock. The Company may retain in its custody any certificate evidencing the Shares of Restricted Stock and place thereon a legend and institute stop-transfer orders on such Shares, and the Participant shall be obligated to sign any stock power requested by the Company relating to the Shares to give effect to the forfeiture provisions of the Restricted Stock.

8.4 *Removal of Restrictions.* Subject to applicable laws, Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to receive a certificate evidencing the Shares.

8.5 *Voting Rights.* Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares during the Period of Restriction.

8.6 *Dividends and Other Distributions.* Except as otherwise provided in a Participant's Award Agreement, during the Period of Restriction, Participants holding Shares of Restricted Stock shall receive all regular cash dividends paid with respect to all Shares while they are so held, and, except as otherwise determined by the Committee, all other distributions paid with respect to such Restricted Stock shall be credited to Participants subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid and paid at such time following full vesting as are paid the Shares of Restricted Stock with respect to which such distributions were made.

8.7 *Termination of Employment or Service.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain unvested Restricted Stock following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Awards of Restricted Stock, and may reflect distinctions based on the reasons for termination of employment or service.

8.8 *Nontransferability of Restricted Stock.* Except as otherwise determined by the Committee, during the applicable Period of Restriction, a Participant's Restricted Stock and rights relating thereto shall be available during the Participant's lifetime only to such Participant, and such Restricted Stock and related rights may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated other than by will or by the laws of descent and distribution.

Article 9. Restricted Stock Units and Performance Shares

9.1 *Grant of Restricted Stock Units/Performance Shares.* Subject to the terms and provisions of the Plan, Restricted Stock Units and Performance Shares may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine.

9.2 *Award Agreement.* Each grant of Restricted Stock Units or Performance Shares shall be evidenced by an Award Agreement that shall specify the applicable Period(s) of Restriction and/or Performance Period(s) (as the case may be), the number of Restricted Stock Units or Performance Shares granted, and such other provisions as the Committee shall determine. The initial value of a Restricted Stock Unit or Performance Share shall be at least equal to the Fair Market Value of a Share on the date of grant; provided, however, that this restriction shall not apply to Replacement Awards or Awards that are adjusted pursuant to Section 4.3 herein.

9.3 *Form and Timing of Payment.* Except as otherwise provided in Article 17 herein or a Participant's Award Agreement, payment of Restricted Stock Units or Performance Shares shall be made at a specified settlement date that shall not be earlier than the last day of the Period of Restriction or Performance Period, as the case may be. The Committee, in its sole discretion, may pay earned Restricted Stock Units and Performance Shares by delivery of Shares or by payment in cash of an amount equal to the Fair Market Value of such Shares (or a combination thereof). The Committee may provide that settlement of Restricted Stock Units or Performance Shares shall be deferred, on a mandatory basis or at the election of the Participant.

9.4 *Voting Rights.* A Participant shall have no voting rights with respect to any Restricted Stock Units or Performance Shares granted hereunder; provided, however, that the Committee may deposit Shares potentially deliverable in connection with Restricted Stock Units or Performance Shares in a rabbi trust, in which case the Committee may provide for pass through voting rights with respect to such deposited Shares.

9.5 *Dividend Equivalents.* At the discretion of the Committee, an Award of Restricted Stock Units or Performance Shares may provide the Participant with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Participant, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

9.6 *Termination of Employment or Service.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive a payout with respect to an Award of Restricted Stock Units or Performance Shares following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Restricted Stock Units or Performance Shares, and may reflect distinctions based on the reasons for termination of employment or service.

9.7 *Nontransferability.* Except as otherwise determined by the Committee, Restricted Stock Units and Performance Shares and rights relating thereto may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Article 10. Performance Units

10.1 *Grant of Performance Units.* Subject to the terms and conditions of the Plan, Performance Units may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine.

10.2 *Award Agreement.* Each grant of Performance Units shall be evidenced by an Award Agreement that shall specify the number of Performance Units granted, the Performance Period(s), the performance goals and such other provisions as the Committee shall determine.

10.3 *Value of Performance Units.* The Committee shall set performance goals in its discretion that, depending on the extent to which they are met, will determine the number and/or value of Performance Units that will be paid out to the Participants.

10.4 *Form and Timing of Payment.* Except as otherwise provided in Article 17 herein or a Participant's Award Agreement, payment of earned Performance Units shall be made following the close of the applicable Performance Period. The Committee, in its sole discretion, may pay earned Performance Units in cash or in Shares that have an aggregate Fair Market Value equal to the value of the earned Performance Units (or a combination thereof). The Committee may provide that settlement of Performance Units shall be deferred, on a mandatory basis or at the election of the Participant.

10.5 *Dividend Equivalents.* At the discretion of the Committee, an Award of Performance Units may provide the Participant with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Participant, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

10.6 *Termination of Employment or Service.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive a payout with respect to an Award of Performance Units following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Performance Units and may reflect distinctions based on reasons for termination of employment or service.

10.7 *Nontransferability.* Except as otherwise determined by the Committee, Performance Units and rights relating thereto may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Article 11. Other Awards

11.1 *Grant of Other Awards.* Subject to the terms and conditions of the Plan, Other Awards may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine. Types of Other Awards that may be granted pursuant to this Article 11 include, without limitation, the payment of cash or Shares based on attainment of performance goals established by the Committee, the payment of Shares as a bonus or in lieu of cash based on attainment of performance goals established by the Committee, and the payment of Shares in lieu of cash under other Company incentive or bonus programs.

11.2 *Payment of Other Awards.* Payment under or settlement of any such Awards shall be made in such manner and at such times as the Committee may determine.

11.3 *Termination of Employment or Service.* The Committee shall determine the extent to which the Participant shall have the right to receive Other Awards following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, may be included in an agreement entered into with each Participant, but need not be uniform among all Other Awards, and may reflect distinctions based on the reasons for termination of employment or service.

11.4 *Nontransferability.* Except as otherwise determined by the Committee, Other Awards and rights relating thereto may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Article 12. Replacement Awards

Each Replacement Award shall have substantially the same terms and conditions (as determined by the Committee) as the award it replaces; provided, however, that the number of Shares subject to Replacement Awards, the Exercise Price, grant price or other price of Shares subject to Replacement Awards, any performance conditions relating to Shares underlying Replacement Awards, or the market price of Shares underlying Replacement Awards or per-Share results may differ from the awards they replace to the extent such differences are determined to be appropriate and equitable by the Committee, in its sole discretion.

Article 13. Performance Measures

The Committee may specify that the attainment of one or more of the performance measures set forth in this Article 13 shall determine the degree of granting, vesting and/or payout with respect to Awards (including any related dividends or Dividend Equivalents) that the Committee intends will qualify for the Performance-Based Exception. The performance goals to be used for such Awards shall be chosen from among the following performance measure(s): earnings per share, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of Subsidiaries and/or other affiliates or joint ventures. The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards (including any related dividends or Dividend Equivalents) that are not intended to qualify for the Performance-Based Exception may be based on these or such other performance measures as the Committee may determine.

Achievement of performance goals in respect of Awards intended to qualify under the Performance-Based Exception shall be measured over a Performance Period, and the goals shall be established not later than ninety (90) days after the beginning of the Performance Period or, if less than (90) days, the number of days that is equal to twenty-five percent (25%) of the relevant Performance Period applicable to the Award. The Committee shall have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided, however, that Awards that are designed to qualify for the Performance-Based Exception may not be adjusted upward (the Committee may, in its discretion, adjust such Awards downward).

Article 14. Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing during the Participant's lifetime with the Committee. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Article 15. Deferrals

If permitted by the Committee, a Participant may defer receipt of amounts that would otherwise be provided to such Participant with respect to an Award, including Shares deliverable upon exercise of an Option or SAR or upon payout of any other Award. If permitted, such deferral (and the required deferral election) shall be made in accordance with, and shall be subject to, the terms and conditions of the applicable nonqualified deferred compensation plan, agreement or arrangement under which such deferral is made and such other terms and conditions as the Committee may prescribe.

Article 16. Rights of Participants

16.1 *Continued Service.* Nothing in the Plan shall:

(a) interfere with or limit in any way the right of the Company or a Subsidiary to terminate any Participant's employment or service at any time,

(b) confer upon any Participant any right to continue in the employ or service of the Company or a Subsidiary, nor

(c) confer on any Director any right to continue to serve on the Board of Directors of the Company or a Subsidiary.

16.2 *Participation.* No Employee, Director or Consultant shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive future Awards.

Article 17. Change in Control

Except as otherwise provided in a Participant's Award Agreement, upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges:

(a) any and all outstanding Options and SARs granted hereunder shall become immediately exercisable; provided, however, that the Committee may instead provide that such Awards shall be automatically cashed out upon a Change in Control;

(b) any Period of Restriction or other restriction imposed on Restricted Stock, Restricted Stock Units and Other Awards shall lapse; and

(c) any and all Performance Shares, Performance Units and other Awards (if performance-based) shall be deemed earned at the target level (or if no target level is specified, the maximum level) with respect to all open Performance Periods.

Article 18. Additional Forfeiture Provisions

The Committee may condition a Participant's right to receive a grant of an Award, to vest in the Award, to exercise the Award, to retain cash, Shares, other Awards, or other property acquired in connection with the Award, or to retain the profit or gain realized by the Participant in connection with the Award, including cash or other proceeds received upon sale of Shares acquired in connection with an Award, upon compliance by the Participant with specified conditions relating to non-competition, confidentiality of information relating to or possessed by the Company, non-solicitation of customers, suppliers, and employees of the Company, cooperation in litigation, non-disparagement of the Company and its officers, directors and affiliates, and other restrictions upon or covenants of the Participant, including during specified periods following termination of employment with or service for the Company and/or a Subsidiary.

Article 19. Amendment, Modification, and Termination

19.1 *Amendment, Modification, and Termination.* The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that no amendment that requires stockholder approval in order for the Plan to continue to comply with the New York Stock Exchange listing standards or any rule promulgated by the United States Securities and Exchange Commission or any securities exchange on which the securities of the Company are listed shall be effective unless such amendment shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon within the time period required under such applicable listing standard or rule.

19.2 *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.3 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan; provided, however, that (except as provided in Section 4.3 hereof) the Committee does not have the power to amend the terms of previously granted options to reduce the exercise price per share subject to such options, or to cancel such options and grant substitute options with a lower exercise price per share than the cancelled options. The Company is not permitted to purchase for cash previously granted options with an exercise price that is greater than the Company's trading price on the proposed date of purchase. With respect to any Awards intended to comply with the Performance-Based Exception, any such exception shall be specified at such times and in such manner as will not cause such Awards to fail to qualify under the Performance-Based Exception.

19.3 *Awards Previously Granted.* No termination, amendment or modification of the Plan or of any Award shall adversely affect in any material way any Award previously granted under the Plan without the written consent of the Participant holding such Award, unless such termination, modification or amendment is required by applicable law and except as otherwise provided herein.

19.4 *Compliance with the Performance-Based Exception.* If it is intended that an Award (and/or any dividends or Dividend Equivalents relating to such Award) comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate such that the Awards (and/or dividends or Dividend Equivalents) maintain eligibility for the Performance-Based Exception. If changes are made to Code Section 162(m) or regulations promulgated thereunder to permit greater flexibility with respect to any Award or Awards available under the Plan, the Committee may, subject to this Article 19, make any adjustments to the Plan and/or Award Agreements it deems appropriate.

Article 20. Withholding

20.1 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan.

20.2 *Use of Shares to Satisfy Withholding Obligation.* With respect to withholding required upon the exercise of Options or SARs, upon the vesting or settlement of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, or upon any other taxable event arising as a result of Awards granted hereunder, the Committee may require or may permit Participants to elect that the withholding requirement be satisfied, in whole or in part, by having the Company withhold, or by tendering to the Company, Shares having a Fair Market Value equal to the minimum statutory withholding (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes) that could be imposed on the transaction and, in any case in which it would not result in additional accounting expense to the Company, taxes in excess of the minimum statutory withholding amounts. Any such elections by a Participant shall be irrevocable, made in writing and signed by the Participant.

Article 21. Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company to the fullest extent permitted by Delaware law against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification is subject to the person having been successful in the legal proceedings or having acted in good faith and what is reasonably believed to be a lawful manner in the Company's best interests. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Article 22. Successors

All obligations of the Company under the Plan and with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or other event, or a sale or disposition of all or substantially all of the business and/or assets of the Company.

Article 23. Legal Construction

23.1 *Gender, Number and References.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural. Any reference in the Plan to an act or code or to any section thereof or rule or regulation thereunder shall be deemed to refer to such act, code, section, rule or regulation, as may be amended from time to time, or to any successor act, code, section, rule or regulation.

23.2 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

23.3 *Requirements of Law.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

23.4 *Governing Law.* To the extent not preempted by federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Florida, without giving effect to conflicts or choice of law principles.

23.5 *Non-Exclusive Plan.* Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable, including other incentive arrangements and awards that do or do not qualify under the Performance-Based Exception.

23.6 *Code Section 409A Compliance.* To the extent applicable, it is intended that this Plan and any Awards granted under the Plan comply with the requirements of Code Section 409A and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service (collectively "Section 409A"). Any provision that would cause the Plan or any Award granted under the Plan to fail to satisfy Section 409A shall have no force or effect until amended to comply with Section 409A, which amendment may be retroactive to the extent permitted by Section 409A.

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BOARD OF DIRECTORS

William P. Foley, II
Chairman of the Board
Fidelity National Financial, Inc.

Frank P. Willey
Vice Chairman
Fidelity National Financial, Inc.

Douglas K. Ammerman
Retired
KPMG LLP

Willie D. Davis
President
All-Pro Broadcasting, Inc.

John F. Farrell, Jr.
Private Investor

Thomas M. Hagerty
Managing Partner
Thomas H. Lee Partners, L.P.

Philip G. Heasley
President and Chief Executive Officer
Transaction Systems Architects, Inc.

Daniel D. Lane
Chairman of the Board
Lane/Kuhn Pacific

General William Lyon
Chairman of the Board, President and Chief Executive Officer
William Lyon Homes, Inc.

Richard N. Massey
Executive Vice President, Corporate Secretary and General Counsel
Alltel Corporation, Inc.

Peter O. Shea, Jr.
President and Chief Executive Officer
J.F. Shea Company

Cary H. Thompson
Senior Managing Director
Bear Stearns & Company, Inc.

AUDIT COMMITTEE

Douglas K. Ammerman, Chair
Willie D. Davis
John F. Farrell, Jr.

COMPENSATION COMMITTEE

Daniel D. Lane, Chair
Richard N. Massey
Cary H. Thompson

NOMINATING AND GOVERNANCE COMMITTEE

Thomas M. Hagerty, Chair
Philip G. Heasley
Peter O. Shea, Jr.

EXECUTIVE OFFICERS

William P. Foley, II
Chairman of the Board

Alan L. Stinson
Chief Executive Officer

Raymond R. Quirk
Co-President

Brent B. Bickett
Co-President

Anthony J. Park
Executive Vice President and Chief Financial Officer

Peter T. Sadowski
Executive Vice President and General Counsel

GENERAL INFORMATION

CORPORATE OFFICE

Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204
www.fnf.com

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held on May 29, 2008 at the corporate headquarters of Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204

STOCK TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer and Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

INDEPENDENT REGISTERED ACCOUNTING FIRM

KPMG LLP
1 Independent Drive, Suite 1100
Jacksonville, FL 32202

PUBLICATIONS

The Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q are available on the Investor Relations section of the Company's website at www.fnf.com.

A Notice of Annual Meeting of Stockholders and Proxy Statement are furnished to stockholders in advance of the Annual Meeting.

STOCK EXCHANGE LISTING

Fidelity National Financial, Inc.'s common stock is listed on the New York Stock Exchange under the trading symbol FNF.

CERTIFICATIONS

FNF filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. FNF submitted the required 2007 annual CEO certification to the New York Stock Exchange (NYSE) in accordance with Section 303A.12 of the NYSE Listed Company Manual.

INVESTOR RELATIONS

Daniel Kennedy Murphy, CFA, CPA
Senior Vice President
Finance and Investor Relations
Fidelity National Financial, Inc.
(NYSE:FNF)
601 Riverside Avenue
Jacksonville, FL 32204
904-854-8120
dkmurphy@fnf.com
www.fnf.com

FIDELITY
NATIONAL FINANCIAL™

END

FORM # - F-2007